As filed with the Securities and Exchange Commission on October 13, 2011

Registration Number 333-176655

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

JTH Holding, Inc.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7200 (Primary Standard Industrial Classification Code Number)	27-3561876 (I.R.S. Employer Identification Number)

1716 Corporate Landing Parkway
Virginia Beach, Virginia 23454
(757) 493-8855
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

James J. Wheaton
General Counsel, Vice President of Legal
and Governmental Affairs
1716 Corporate Landing Parkway
Virginia Beach, Virginia 23454
(757) 493-8855
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
David W. Ghegan Patrick W. Macken Troutman Sanders LLP 600 Peachtree Street NE, Suite 5200 Atlanta, Georgia 30308 (404) 885-3139	Valerie Ford Jacob Paul D. Tropp Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000

Approximate date of commencement of proposed sale to the public:
as soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Class A Common Stock, par value $0.01 per share	$90,000,000	$10,449

(1)
Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(o) under the Securities Act. Includes shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)
Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 13, 2011

PRELIMINARY PROSPECTUS

                      Shares

JTH Holding, Inc.

Class A Common Stock

We are the holding company for JTH Tax, Inc., which operates under the name "Liberty Tax Service." We are offering                    shares of our Class A common stock, and the selling stockholders identified in this prospectus are offering                    shares of our Class A common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering and no public market currently exists for our Class A common stock. We expect the initial public offering price to be between $               and $               per share. We intend to apply for listing of our shares of Class A common stock on the New York Stock Exchange under the symbol "TAX".

Following this offering, we will have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except holders of our Class B common stock are entitled to elect a majority of the members of our Board of Directors. In addition, each share of Class B common stock is convertible at any time into one share of Class A common stock.

Investing in our Class A common stock involves a high degree of risk. Please read "Risk Factors" beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$	$
Underwriting Discounts and Commissions
Proceeds to JTH Holding, Inc., before expenses
Proceeds to Selling Stockholders, before expenses

Delivery of the shares of Class A common stock is expected to be made on or about                             , 2011. We and the selling stockholders have granted the underwriters an option for a period of 30 days to purchase an additional                    shares of our Class A common stock solely to cover over-allotments. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $                    , and the total proceeds to us, before expenses, will be $                    . Discounts, commissions and proceeds will be prorated between us and the selling stockholders.

Joint Book-Running Managers

Jefferies	SunTrust Robinson Humphrey

Prospectus dated                             , 2011

You should rely only on the information contained in this document and any free writing prospectus prepared by or on behalf of us that we have referred to you. We have not, the selling stockholders have not and the underwriters have not authorized anyone to provide you with additional or different information from that contained in this prospectus. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information in this document may only be accurate on the date of this document, regardless of its time of delivery or of any sales of shares of our Class A common stock. Our business, financial condition, results of operations or cash flows may have changed since such date.

This prospectus includes trademarks, including "Liberty Tax," "Liberty Tax Service," "Liberty Income Tax," "Liberty Canada" and our logo, which are protected under applicable intellectual property laws and are our property and/or the property of our subsidiaries. This prospectus also includes trademarks, trade names and service marks that are the property of other organizations.

Market, Industry and Other Data

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various third-party sources, on assumptions that we have made that are based on that data and other similar sources. Some data is also based on our good faith estimates, which are derived from management's knowledge of the industry and independent sources. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, information relating to projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors" and elsewhere in this prospectus. These and other factors could cause our results to differ materially from those expressed in the estimates made by third parties and by us.

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our Class A common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included in this prospectus and the information set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." References in this prospectus to "years" are to our fiscal years, which end on April 30 unless otherwise noted, and all references to "tax season" refer to the period between January 1 and April 30 of the referenced year. Unless the context requires otherwise, the terms "Liberty Tax," "Liberty Tax Service," "we," "the Company," "us" and "our" refer to JTH Holding, Inc. and its consolidated subsidiaries.

The Company

Overview

We are one of the leading providers of tax preparation services in the United States and Canada. As measured by both the number of returns prepared and the number of retail offices, we are the third largest and fastest growing national retail preparer of individual tax returns in the United States and the second largest retail preparer of individual tax returns in Canada. From 2001 through 2011, we have grown our number of tax offices from 508 to nearly 3,900 and the number of U.S. tax returns prepared in our offices from approximately 137,000 to nearly 1.7 million. We provide our customers with value-added federal and state tax preparation services and related financial products both in retail offices and online. Our target customers include taxpayers who for reasons of complexity, convenience or the need for prompt tax refunds desire the assistance of tax preparation services. Our customer growth is driven by our ability to capture an increasing share of a continuously expanding tax preparation market.

We believe that our franchise system is the keystone of our growth. Virtually all of our offices are operated by franchisees, which allows us to focus on marketing, franchisee coaching and support, financial product development and other initiatives that drive our overall success. In addition, our franchise model allows us to grow our tax preparation system with minimal capital expenditures or fixed cost investments.

Our franchise model has been recognized as an attractive investment opportunity for entrepreneurs. In May 2011, Entrepreneur Media ranked us as the best tax franchise opportunity, as well as the seventh fastest growing franchise system, based on the number of new franchise units added in the U.S. and Canada from 2009 to 2010. On January 18, 2011, Forbes ranked us as the eleventh best franchise to start based on the estimated minimum initial investment, store survival rate, training hours offered and the total number of franchise locations. We believe our system offers best in class training and support to both new and existing franchisees. We have focused on keeping the cost of establishing a Liberty Tax franchise relatively low compared to other opportunities available to potential franchisees in order to attract motivated entrepreneurs seeking to minimize their initial costs. We believe this low upfront capital requirement, combined with the potential for attractive office level profitability, provides an opportunity for a significant return on investment for our franchisees.

Our growth is also reflected in our financial performance. Our total revenues grew to $95.5 million in 2011 from $84.6 million in 2010, and our net income increased to $15.8 million in 2011 from $11.0 million in 2010. Our systemwide revenue, which is the base from which we derive franchise royalties, grew to $338.6 million in 2011 from $304.3 million in 2010. Our systemwide revenue represents the total tax preparation revenue generated by our franchised and company-owned offices.

Our Market Opportunity

During the 2011 tax season, there were 131 million tax returns filed with the Internal Revenue Service ("IRS"). The IRS expects the number of tax returns to continue to grow, and projects a greater than 5% increase in tax return filings from 2011 to 2015. The tax return preparation market is divided into two primary sectors: paid tax preparation and "do it yourself" ("DIY") preparation. The paid tax preparation and DIY sectors are distinct, and although recent years have seen growth in the relative portion of the DIY sector that has been captured by online and software-based tax products, the separate paid tax preparation sector, in which we and our franchisees primarily compete, has also continued to grow. The growth in total returns filed with the IRS, the growth in the paid tax preparation sector and our growth within that sector are illustrated as follows:

	2001 Tax Season	2011 Tax Season
Total returns filed with IRS during January 1 - April 30 tax season	116 million	131 million
Percentage of returns filed through paid tax preparation sector	58%	61%
Liberty's share of the paid tax preparation sector	0.2%	2.0%

In 2011, only approximately 23% of the paid tax preparation market was represented by the national retail tax preparation companies: Liberty Tax and our two national competitors, H&R Block Inc. ("H&R Block") and Jackson Hewitt Tax Service Inc. ("Jackson Hewitt"), each operating under a different business model. While virtually all of our offices are operated by franchisees, H&R Block primarily operates company-owned offices and Jackson Hewitt operates a mixture of franchised and company-owned offices. The remaining 77% of the paid tax preparation market is primarily comprised of tens of thousands of independent tax preparers operating at a local and regional level. We believe most of these independent preparers operate individual or a limited number of locations. We expect to benefit from anticipated industry consolidation in this highly fragmented tax preparation market because independent tax preparers may seek to exit the industry as they confront increased costs and regulatory requirements, including tax preparer certification requirements. Additionally, we believe the demands of many customers for their tax preparers to provide financial products that give them faster access to their tax refunds will also drive industry consolidation, given the increasing challenges faced by many independent tax preparers in providing these products.

Our Business Strengths

We attribute our success in the retail tax preparation industry to a number of strengths:

We are a market leader in providing retail tax preparation services.    We are presently the third largest provider of retail tax preparation services in the United States and the second largest provider of retail tax preparation services in Canada as measured by number of tax returns prepared and the number of retail offices. We have a network of 1,941 franchisees and nearly 3,900 offices, the majority of which have been opened within the past five years, and many of which are in the initial stages of growth. We believe that there is no existing smaller competitor in the retail tax preparation market that could challenge our market position on a national scale due to the expense and length of time required to develop the infrastructure, systems and software necessary to create and support a nationwide network of tax preparation offices. As a result, we believe that it would be difficult for an additional national competitor to emerge in our market for the foreseeable future. Moreover, our brand identity and substantial growth have helped us cement strong repeat business in our offices. Our brand is reinforced by our Liberty logo and our unique advertising techniques, which include personalized and highly visible marketing strategies. We believe our model creates a powerful platform that allows our franchisees to continue to grow their scale and profitability as they become more seasoned.

A highly scalable and attractive franchise business model.    Our franchise model enables us to rapidly expand while keeping capital expenditures and fixed cost investments low. Virtually all of our offices are operated by franchisees, which allows us to focus on marketing, training and expanding our value-added services, while our franchisees focus on locating and opening new office locations and increasing the number of customers at existing locations. We believe that our time-tested and proven franchise strategy, when combined with the economics of our low-cost franchise model, enables us to grow our brand by attracting highly motivated entrepreneurs. Our standard franchise fee per territory is $40,000, which is typically lower than other franchise opportunities, and we offer our franchisees flexible structures and financing options for franchise fees and royalty payments. We believe we offer a stable franchise opportunity and have designed our franchise model to closely align our interests with those of our franchisees in an effort to promote their profitability and return on investment. Our status as a market leader is demonstrated by the fact that we continue to be highly ranked in independent national publications that rank the attractiveness of franchise opportunities and franchisee satisfaction.

Our franchisee and consumer-oriented strategy drives our success and enhances our relationships with our franchisee base.    We believe that we must deliver value to both our franchisees and their customers to further drive our success. We encourage a collaborative and open culture among our franchise base and are proactive in providing ongoing training opportunities to both new and established franchisees. We actively manage our franchise base by enforcing franchisee performance standards in order to optimize systemwide revenue and the royalties we receive from our franchisees. Because of the room for growth in our franchise system, we provide our high-quality franchisees the opportunity to increase the number of offices they own and operate. Our franchise model appeals to a select group of highly motivated individuals who are attracted to a platform that requires them to be intensely focused during the relatively short tax season but also enables them to pursue other business and personal endeavors throughout the rest of the year. Because the personal success of our franchisees is directly tied to the success of their individual offices, we believe our franchisees are more focused than the operators of our primary competitors' non-franchised offices on both providing a positive customer service experience and delivering value to their customers.

The paid tax preparation business is inherently a neighborhood business, and we support our franchisees in utilizing our model in a way that allows them to maximize the success of their offices. Franchisees interact directly with existing and potential customers, which drives high customer loyalty within their market areas. In addition, we recognize that some of our customers value the wide range of financial products we enable our franchisees to provide. We have consistently endeavored to provide our franchisees access to a full range of competitive products and services, including electronic refund checks ("ERCs"), prepaid debit cards loaded with their tax refund amounts, refund based loans such as refund anticipation loans ("RALs") and loans that we call "Instant Cash Advances" ("ICAs"), along with other electronic filing products and services. We utilize this mix of franchisee support and services to mitigate the challenges of a franchise business model, which include our lack of direct control over day-to-day operations in the tax offices and our reliance on franchisee growth and expansion to grow our business.

The evolving legal and regulatory climate surrounding some of the financial products that we have made available to our franchisees and their customers has required us to adapt quickly to new limitations that made it more difficult to offer customers the same financial product choices as were available in prior tax seasons. We have adapted to these challenges by developing alternatives for customers and by ensuring that we are a market leader in this area, and although the law and regulations may continue to change, we expect to be able to continue to give our franchisees and their customers a range of financial product choices that will be at least as broad as that offered by our competitors.

Our experienced management team has a proven track record.    Our senior management team has significant experience in the tax preparation industry. Our founder, Chairman and CEO, John Hewitt, is a pioneer in the tax preparation industry. Prior to Liberty Tax, Mr. Hewitt began his career with H&R Block and was the founder of Jackson Hewitt. Likewise, our Chief Operating Officer, Rufe Vanderpool, has been with Liberty since 2004, and has been in the tax preparation industry since 1998, and our Chief Financial Officer, Mark Baumgartner, has been with us since 2003. Many of our other key personnel also have a long history of working in the tax preparation industry.

Our Growth Strategy

We believe we are uniquely positioned within the retail tax preparation industry to seize the available growth opportunities. Our strategy for growth includes:

We plan to grow our number of franchised office locations within the U.S.    We plan to aggressively expand our number of office locations. We believe there is substantial untapped potential for us to add more than 6,000 additional offices, after which we would be comparable to the size of our largest national competitor, H&R Block. We believe we can increase the average number of tax offices operated by our franchisees by continuing to offer programs and support designed to encourage franchisees to expand their business. For example, we intend to place new and existing franchisees in remaining undeveloped geographic territories. We have recently begun to offer existing franchisees the ability to operate in additional territories for one tax season before electing to acquire those territories. We believe we can achieve this growth because we have a significant number of undeveloped territories. We also offer several innovative programs for new and existing franchisees, including a "no franchise fee" alternative that allows franchisees to minimize their initial investment in exchange for paying higher royalties during the first five years of the franchise term.

We plan to grow our number of returns.    Many of our offices are relatively new, and as they continue to become more seasoned, will be able to add new customers who we expect will become repeat customers. Approximately 45% of our retail offices open during the 2011 tax season were in the first three years of operation, providing substantial room to add additional customers. Our new retail offices typically experience their most rapid growth during their first five years as they develop customer loyalty, operational experience and a referral base within their community. In addition, we believe that our unique marketing programs, customer oriented services, easy to use tax preparation software, and national presence will continue to drive the number of tax returns prepared in our franchised offices.

We are poised to take advantage of anticipated industry consolidation and strategic opportunities to increase our number of offices and returns.    We expect to benefit from anticipated industry consolidation as we believe many independent tax preparers will look to exit the industry as they confront increased costs, regulatory requirements and demands to provide financial products. We believe we will be a beneficiary of this consolidation because we are able to more efficiently address changing regulatory requirements due to our scale and also because we have succeeded in providing a fully competitive mix of the kinds of financial products sought by customers. In addition, our reputation in the market should continue to drive new customers to our brand, which will also enhance our position in a consolidating industry. As a result, we believe we will continue to accrete market share by virtue of our attractive platform for preparers and for new franchisees looking to capture customers from exiting independent preparers. We may also consider larger strategic transactions if those opportunities arise.

We may strategically acquire Area Developer ("AD") areas.    We operate under a two-tier franchise system, which includes franchisees operating retail offices in "territories" that encompass a target population of approximately 30,000 people and ADs that operate in areas that include large clusters of territories. We use ADs to help us build out our retail franchise base by marketing available franchise territories. We initiated our AD program in 2001, at a time when we were seeking to accelerate the growth of our franchise system. We continued utilizing the AD program in recent years to focus on areas with large underdeveloped groups of territories we believed would benefit from the dedicated sales attention that an AD would bring to our franchise sales process. We presently have 173 active AD areas, and as of July 31, 2011, those areas had 4,120 unsold franchise territories located within them. Our arrangements with our ADs require us to pay a substantial portion of the franchise fees and royalties we receive to our ADs. Although we still expect to grow our franchise network through the sale of new AD areas, opportunities often arise to acquire underperforming AD areas or AD areas in more mature markets at favorable terms, offering us better future profitability from the associated franchise locations as a consequence of repurchasing the area rights of those ADs.

Risk Factors Associated with our Business

You should carefully consider the risks described under the "Risk Factors" section and elsewhere in this prospectus. These risks could materially and adversely impact our business, financial condition, operating results and cash flow, which could cause the trading price of our Class A common stock to decline and could result in a partial or total loss of your investment.

Corporate Information

We were originally incorporated in Delaware in September 2010 as JTH Holding, Inc. We are the holding company for JTH Tax, Inc. d/b/a Liberty Tax Service, which was incorporated in Delaware in October 1996. Our principal executive offices are located at 1716 Corporate Landing Parkway, Virginia Beach, Virginia 23454. Our corporate website address is www.libertytax.com. Information contained on or accessible through our website is not a part of this prospectus and the inclusion of our website addresses in this prospectus is an inactive textual reference only.

The Offering

Class A common stock offered by us	shares
Class A common stock offered by the selling stockholders	shares
Class A common stock to be outstanding after this offering	shares
Class B common stock to be outstanding after this offering	900,000 shares. The holders of our Class B common stock are entitled to elect a majority of the members of our Board of Directors. John Hewitt, our Chairman and Chief Executive Officer, owns all of the outstanding shares of our Class B common stock. See "Description of Capital Stock — Class A and Class B Common Stock — Voting."
Overallotment option	The underwriters also have an option to purchase up to an additional shares of Class A common stock from us and up to an additional shares of Class A common stock from the selling stockholders identified in this prospectus at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.
Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $ , assuming the shares are offered at $ per share, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus.
We plan to use the net proceeds we receive in this offering for general corporate purposes.
We will not receive any of the proceeds from the sale of shares by the selling stockholders.
Risk Factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors that you should carefully consider before deciding to invest in our Class A common stock.
Proposed NYSE Symbol	We intend to apply for listing of our shares of Class A common stock on the New York Stock Exchange under the symbol "TAX"

The number of shares of our Class A common stock to be outstanding immediately after this offering is based on 13,098,054 shares of our Class A common stock (including our Class A convertible preferred stock on an as-converted basis and other shares issuable as a result of the conversion of exchangeable shares that will take place in connection with this offering) outstanding as of August 31, 2011 and excludes:

  •
  2,863,688 shares of Class A common stock issuable upon the exercise of options outstanding as of August 31, 2011 granted pursuant to the JTH Tax, Inc. Stock Option Plan, as amended (the "1998 Stock Option Plan"), 1,835,938 of which were exercisable within 60 days of August 31, 2011; and

  •
  2,172,030 shares of Class A common stock reserved for grant or future issuance under our 2011 Equity and Cash Incentive Plan (which includes 172,030 shares which had been previously available under the 1998 Stock Option Plan) (the "2011 Equity and Cash Incentive Plan").

Unless otherwise stated, information in this prospectus (except for the historical financial statements) assumes:

  •
  that our Class A common stock will be sold at $               per share, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus;

  •
  the automatic conversion immediately prior to the completion of this offering of the outstanding shares of our Class A convertible preferred stock into 1,703,200 shares of Class A common stock;

  •
  the issuance immediately prior to the completion of this offering of 1,000,000 shares of Class A common stock to holders of the exchangeable shares of one of our subsidiaries pursuant to the terms of those shares and the simultaneous cancellation of our shares of special voting preferred stock in connection with such exchange; and

  •
  no exercise of the underwriters' over-allotment option.

Summary Consolidated Financial and Other Data

The following tables summarize the consolidated financial data for our business. You should read this summary in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Consolidated Financial Data," and our consolidated financial statements and related notes, all included elsewhere in this prospectus. We derived the consolidated statements of income data for the years ended April 30, 2009, 2010 and 2011 and the consolidated balance sheet data as of April 30, 2010 and 2011 from our audited consolidated financial statements included elsewhere in this prospectus. The balance sheet data as of April 30, 2009 has been derived from our audited consolidated financial statements not included in this prospectus. We derived the consolidated statements of income data for the three-month periods ended July 31, 2010 and July 31, 2011 and the balance sheet data as of July 31, 2011 from our unaudited consolidated financial statements included elsewhere in this prospectus. We derived the balance sheet data as of July 31, 2010 from our unaudited consolidated financial statements not included in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The unaudited consolidated financial information was prepared on a basis consistent with that used in preparing our audited consolidated financial statements and includes all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of the financial position and results of operations for the unaudited periods. The interim results of operations are not indicative of the results that may be expected for a full fiscal year because of the seasonality of our business.

	Fiscal Years Ended April 30,			Three Months Ended July 31,
	2009	2010	2011	2010	2011
	(dollars in thousands, except per share, per office amounts and fee per tax return)
Consolidated Statements of Income Data:
Revenue:
Franchise fees, net	$10,283	$9,632	$13,148	$1,041	$1,203
Royalties and advertising fees	33,093	41,413	46,879	779	1,018
Financial products	18,560	14,175	16,507	130	159
Other revenue	17,342	19,407	18,990	2,566	2,488

Total revenue	79,278	84,627	95,524	4,516	4,868
Total operating expenses	(57,004)	(68,264)	(67,009)	(11,805)	(12,906)

Income (loss) from operations	22,274	16,363	28,515	(7,289)	(8,038)
Interest expense	(1,769)	(1,947)	(1,954)	(256)	(312)
Other income (expense)	311	3,468	75	(58)	2

Income (loss) before income taxes	20,816	17,884	26,636	(7,603)	(8,348)
Income tax (expense) benefit	(8,737)	(6,882)	(10,874)	3,104	3,369

Net income (loss)	$12,079	$11,002	$15,762	$(4,499)	$(4,979)

Earnings (loss) per share of Class A common stock and Class B common stock
Basic	$0.82	$0.75	$1.10	$(0.39)	$(0.44)
Diluted	$0.78	$0.73	$1.08	$(0.39)	$(0.44)

	Fiscal Years Ended and as of April 30,			Three Months Ended and as of July 31,
	2009	2010	2011	2010	2011
	(dollars in thousands, except per share, per office amounts and fee per tax return)
Consolidated Balance Sheet Data:
Amounts due from franchisees and area developers, net of allowances	$81,233	$86,838	$101,958	$82,735	$96,924
Property, equipment and software, net	17,426	13,127	18,228	13,412	19,767
Total assets	132,726	126,886	147,793	125,468	148,943
Revolving credit facility	10,002	—	—	18,493	24,452
Long-term debt, including current installments	5,205	4,734	4,458	3,107	3,856
Total stockholders' equity	69,493	75,196	84,127	68,401	78,086
Other Financial and Operational Data:
Adjusted EBITDA(1)	$28,642	$30,238	$36,071	$(5,544)	$(6,016)
Franchisees	1,801	1,901	1,941	*	*
Offices(2)	3,091	3,531	3,845	*	*
Offices per franchisee	1.72	1.86	1.98	*	*
Tax returns prepared	1,766,000	1,912,000	2,044,000	*	*
Net average fee per tax return prepared(3)	$149	$170	$174	*	*
Systemwide revenue(4)	$243,600	$304,300	$338,600	*	*
Systemwide revenue per office(3)(4)	$78,809	$86,180	$88,062	*	*

(1)
We define Adjusted EBITDA as net income (loss), plus: provision for income taxes, interest expense, non-recurring (income) expense, depreciation and amortization, foreign currency transaction (gain) loss, and stock-based compensation. Please see "Adjusted EBITDA" below for more information and for a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with U.S. generally accepted accounting principles, or GAAP.

(2)
We measure our number of offices per fiscal year based on franchised and company-owned offices open at any point during the tax season.

(3)
Systemwide revenue per office and the net average fee per tax return prepared reflect amounts for our franchised and company-owned offices.

(4)
Our systemwide revenue represents the total tax preparation revenue generated by our franchised and company-owned offices. It does not represent our revenue, but because our franchise royalties are derived from the operations of our franchisees, and because we maintain an infrastructure to support systemwide operations, we consider growth in systemwide revenue to be an important measurement.

*
Because of the seasonality of our business, we have not reported information for the three-month periods ended and as of July 31, 2010 and 2011 because that information would not be meaningful.

Adjusted EBITDA

To provide investors with additional information regarding our financial results, we have disclosed in the table above and within this prospectus Adjusted EBITDA. Adjusted EBITDA represents net income, before income taxes, interest expense, depreciation and amortization and certain other items specified below. We have provided a reconciliation below of Adjusted EBITDA to net income, the most directly comparable GAAP financial measure.

We have included Adjusted EBITDA in this prospectus because we seek to manage our business to achieve higher levels of Adjusted EBITDA and to improve the level of Adjusted EBITDA as a percentage of revenue. In addition, it is a key basis upon which we assess the performance of our operations and management. We also use Adjusted EBITDA for business planning and the evaluation of acquisition opportunities. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons. We believe the presentation of Adjusted EBITDA enhances our investors' overall understanding of the financial performance of and prospects for our business. Adjusted EBITDA is not a recognized financial measure under GAAP, and may not be comparable to similarly titled measures used by other companies in our industry. Adjusted EBITDA should not be considered in isolation from or as an alternative to net income (loss), operating income (loss) or any other performance measures derived in accordance with GAAP.

The following table presents a reconciliation of Adjusted EBITDA for each of the periods indicated:

				Three Months Ended
	Fiscal Years Ended April 30,
				July 31, 2010	July 31, 2011
	2009	2010	2011
	(dollars in thousands)
Reconciliation of Adjusted EBITDA to Net Income (Loss)
Net income (loss)	$12,079	$11,002	$15,762	$(4,499)	$(4,979)
Interest expense	1,769	1,947	1,954	256	312
Income tax expense (benefit)	8,737	6,882	10,874	(3,104)	(3,369)
Depreciation, amortization and impairment charges	5,313	7,305	6,062	1,457	1,622
Loss on discontinued use of software	—	5,570	—	—	—
Foreign currency transaction (gain) loss	451	(1,014)	(75)	(58)	2
Net gain on short-term investments	(762)	(2,454)	—	—	—
Stock-based compensation expense	1,055	1,000	1,494	404	396

Adjusted EBITDA	$28,642	$30,238	$36,071	$(5,544)	$(6,016)

Risk Factors

The text below discusses the material risks faced by us of which we are aware. Before making an investment in our Class A common stock, you should carefully consider the risks described below, as well as the other information set forth in this prospectus, including the information contained in our consolidated financial statements and the related notes. If any of the risks or uncertainties described below were to occur, our business, financial condition and results of operations would likely be materially and adversely affected. In these circumstances, the trading price of our common stock would likely decline, and you could lose all or part of your investment.

Risks Related To Our Business

Because much of our growth has been achieved through rapidly establishing new offices, we may not achieve the same level of growth in revenues and profits in future years.

Historically our growth has been driven by selling franchises and entering into agreements with ADs who have assisted us in expanding our geographic reach. Our future viability, profitability and growth will depend upon our ability to successfully operate and continue to expand our operations in the United States and Canada. Furthermore, our business has experienced rapid growth in the number of franchisees and office locations in large geographic markets, and our continued growth in those markets may not continue at the same pace. Our ability to continue to grow our business will be subject to a number of risks and uncertainties, and will depend in large part on:

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  adding new customers and retaining existing customers;

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  innovating new products and services to meet the needs of our customers;

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  finding new opportunities in our existing and new markets;

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  remaining competitive in the tax return preparation industry;

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  our ability to offer directly and to facilitate through others the sale of financial products;

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  attracting and retaining capable franchisees and ADs;

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  our success in replacing independent preparers with franchisees;

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  hiring, training and retaining skilled managers and seasonal employees; and

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  expanding and improving the efficiency of our operations and systems.

There can be no assurance that any of our efforts will prove successful or that we will continue to achieve growth in revenues and profits.

The highly seasonal nature of our business presents a number of financial risks and operational challenges, which if we fail to meet could materially affect our business.

Our business is highly seasonal, with the substantial portion of our revenue earned in the January through April "tax season" in the United States and Canada each year. The concentration of our revenue-generating activity during this relatively short period presents a number of challenges for us and our franchisees, including:

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  cash and resource management during the first eight months of our fiscal year, when we generally operate at a loss and incur fixed costs and costs of preparing for the upcoming tax season;

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  the availability of seasonal employees willing to work for our franchisees for little more than the minimum wage, with minimal benefits, for periods of less than a year;

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  the success of our franchisees in hiring, training, and supervising these employees and dealing with turnover rates;

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  accurate forecasting of revenues and expenses, because we may have little or no time to respond to changes in competitive conditions, markets, pricing, and new product offerings by competitors, which could affect our position during the tax season;

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  disruptions in one tax season, including any customer dissatisfaction issues, may not be discovered until the following tax season; and

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  ensuring optimal uninterrupted operations during peak season.

If we experience significant business disruptions during the tax season or if we or our franchisees are unable to meet the challenges described above, we could experience a loss of business, which could have a material adverse effect on our business, financial condition and results of operations.

Our future success will depend in part upon the continued services of our senior management, including our CEO, as well as our ability to attract and retain capable middle management.

Failure to maintain the continued services of senior management personnel or to attract and maintain capable middle management could have a material adverse effect on us. If any of our senior management were to leave the company, including our Chairman and CEO, John Hewitt, it could be difficult to replace him or her, and our operations and ability to manage day-to-day aspects of our business, as well as our ability to continue to grow our business, may be materially adversely affected. Our future success will also depend in part upon our ability to attract and retain capable middle management, such as regional directors, consultants for franchised offices, training directors, tax advisors and computer personnel, having the specific executive skills necessary to assist us and our franchisees. We face competition for personnel from numerous other entities, including competing tax return preparation firms, some of which have significantly greater resources than us.

Because we are not a financial institution, we can only facilitate the sale of financial products through our arrangements with financial institutions and other financial partners, and if these arrangements are terminated for any reason, we may not be able to replace them on acceptable terms or at all.

In the United States, approximately 17.3% of our net revenue during our 2011 fiscal year was directly derived from our facilitation of the sale of financial products provided to our customers by financial institutions and other lenders or providers. Our tax return preparation business is also, to some extent, dependent on our ability to facilitate the sale of these products, because our customers are often attracted to our business by the expectation that these products will be available. Financial products that monetize future tax refunds are specialized financial products, and if our arrangements with the financial institutions and other partners that provide our financial products were to terminate and we were unable to enter into an alternative relationship on acceptable terms, or at all, our financial results could be materially adversely affected. In addition, any changes in our contractual terms with these financial institutions and other partners that result in a reduction in our fee income, if not offset by customer growth associated with lower fees, could adversely affect our profitability.

We face significant competition in the tax return preparation business and face a competitive threat from software providers and internet businesses that increasingly enable and encourage taxpayers to prepare their own tax returns.

The tax return preparation industry is characterized by intense competition. We compete with H&R Block and Jackson Hewitt, which are larger and more widely recognized than us, and with smaller independent tax return preparation services, small franchisors, regional tax return preparation businesses, accounting firms and financial service institutions that prepare tax returns as part of their business. Additionally, many taxpayers in our target market prepare their own returns. The availability of these alternative options may reduce demand for our products and limit the fees our franchisees can charge, and competitors may develop or offer more attractive or lower cost products and services than ours, which could erode, our consumer base.

We also face increased competitive challenges from the online and software self-preparer market, including the Free File Alliance ("FFA"), a consortium of the IRS and online preparation services that provides free online tax return preparation, and assistance from volunteer organizations that prepare tax returns at no cost for low-income taxpayers. In addition, many of our direct competitors offer certain free online tax preparation and electronic filing options, and limited in-office promotions of free tax preparation services.

Government tax authorities, volunteer organizations and direct competitors may elect to expand free offerings in the future. Intense price competition, including offers of free service, could result in a loss of market share, lower revenues or lower margins. Our ability to compete in the tax return preparation business depends on our product offerings, price for services, customer service, the specific site locations of our offices, local economic conditions, quality of on-site office management, the ability to file tax returns electronically with the IRS and the availability of financial products to our customers.

We rely on our own proprietary tax preparation software, and any difficulties in deploying or utilizing our software each tax season could adversely affect our business.

We have utilized our own tax preparation software, beginning with the 2007 tax season. However, tax changes made by the federal and state governments each year, and changes in tax forms, require us to make substantial changes to our software before the beginning of each tax season. Although we engage in extensive testing of our software before deploying it in our franchisees' tax preparation offices, any problems with the rollout of the new software each season could delay our franchisees' ability to file tax returns at the beginning of the tax season, and could adversely affect our business.

Our failure to protect our intellectual property rights may harm our competitive position, and litigation to protect our intellectual property rights or defend against third party allegations of infringement may be costly.

We regard our intellectual property as critical to the success of our business. Third parties may infringe or misappropriate our trademarks or other intellectual property rights, which could have a material adverse effect on our business, financial condition or operating results. The actions we take to protect our trademarks and other proprietary rights may not be adequate. Litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. There are no assurances that we will be able to prevent infringement of our intellectual property rights or misappropriation of our proprietary information. Any infringement or misappropriation could harm any competitive advantage we currently derive or may derive from our proprietary rights. In addition, third parties may assert infringement claims against us. Any claims and any resulting litigation could subject us to significant liability for damages. An adverse determination in any litigation of this type could require us to design around a third party's patent or to license alternative technology from another party. Litigation is time-consuming and expensive to defend and could result in the diversion of our time and resources. Any claims from third parties may also result in limitations on our ability to use the intellectual property subject to these claims.

Our business relies on technology systems and electronic communications, which, if disrupted, could significantly affect our business.

Our ability to file tax returns electronically and to facilitate financial products depends on our ability to electronically communicate with all of our offices, the IRS, state tax agencies and the financial institutions that provide the financial products. Our electronic communications network is subject to disruptions of various magnitudes and durations. Any severe disruption of our network or electronic communications, especially during the tax season, could impair our ability to complete our customers' tax filings, to provide financial products from financial institutions or to maintain our operations, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on our financing sources and any loss of financing could materially and adversely affect our operating results and our ability to expand our business.

We are dependent upon the continued availability of our revolving credit facility in order to fund our seasonal needs and for the further expansion of our business. Were we to default on our financing or otherwise lose access to our sources of credit, our ability to provide financing to our franchisees would be significantly impaired, and may result in certain offices closing if our franchisees are not able to secure alternative financing for their working capital needs. In addition, our ability to expand our business would be impaired. We may need to obtain new credit arrangements and other sources of financing to continue to provide financing to our franchisees, to meet future obligations and to fund our future growth. Our ability to maintain or refinance our debt and fund other obligations depends on our successful financial and operating performance and the availability of funds from credit markets. There is no assurance that we will be able to renew or refinance our debt or enter into new credit arrangements on terms similar to those of our existing revolving credit facility.

Our revolving credit facility contains restrictive covenants and other requirements that may limit our business flexibility by imposing operating and financial restrictions on our operations.

Our revolving credit facility is secured by substantially all of our assets, including the assets of our subsidiaries. We are subject to a number of covenants that could potentially restrict how we carry out our business, or that require us to meet certain periodic tests in the form of financial covenants. The restrictions we consider to be material to our ongoing business include the following:

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  We must satisfy a "leverage ratio" test that is based on our outstanding indebtedness at the end of each fiscal quarter.

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  We must satisfy a "fixed charge coverage ratio" test at the end of each fiscal quarter.

Our revolving credit facility also contains customary affirmative and negative covenants, including limitations on indebtedness, limitations on liens and negative pledges, limitations on investments, loans and acquisitions, limitations on mergers, consolidations, liquidations and dissolutions, limitations on sales of assets, limitations on certain restricted payments and limitations on transactions with affiliates, among others. Our revolving credit facility also includes change of control provisions that may result in our obligations under that facility accelerating if certain change of control events were to occur, including if John Hewitt, our Chairman and CEO, ceases to control our company.

A breach of any of these covenants, tests or mandatory payments could limit our ability to borrow funds under the revolving credit facility or result in a default under our revolving credit facility. In addition, these covenants may prevent us from incurring additional indebtedness to expand our operations and execute our business strategy, including making acquisitions. We may also from time to time seek to refinance all or a portion of our debt or incur additional debt in the future. Any such future debt or other contracts could contain covenants more restrictive than those in our existing revolving credit facility. Our ability to comply with the covenants, tests or mandatory payments in our revolving credit facility may be affected by events beyond our control, including prevailing economic, financial and industry conditions or our ability to make financial products available to our customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Overview of factors affecting our liquidity — Revolving credit facility."

Our floating rate debt financing exposes us to interest rate risk.

We may borrow amounts under our revolving credit facility that bear interest at rates that vary with prevailing market interest rates. Accordingly, if we do not adequately hedge our interest rate risk, a rise in market interest rates will adversely affect our financial results. We expect to draw most heavily on our revolving credit facility from June through January of each year and then repay a significant portion of the borrowings by the end of each tax season. Therefore, a significant rise in interest rates during our off-season could have a disproportionate impact on our financial results during these months.

The lines of business in which we operate involve substantial litigation, and such litigation may damage our reputation or result in material liabilities and losses.

We have been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation arising in connection with our various business activities. Adverse outcomes related to litigation could result in substantial damages and could cause our net income to decline or may require us to alter our business operations. Negative public opinion can also result from our actual or alleged conduct in such claims, possibly damaging our reputation, which could negatively impact our financial performance and could cause the market price of our stock to decline. See "Business — Legal Proceedings."

If we fail to protect, or fail to comply with laws and regulations related to, our customers' personal information, we may face significant fines, penalties or damages and our brand and reputation may be harmed.

Privacy concerns relating to the disclosure of consumer financial information have drawn increased attention from federal and state governments in the United States. The IRS generally prohibits the use or disclosure by tax return preparers of taxpayers' information without the prior written consent of the taxpayer. In addition, the Gramm-Leach-Bliley Act and other Federal Trade Commission ("FTC") regulations require financial service providers, including tax return preparers, to adopt and disclose consumer privacy policies and provide consumers with a reasonable opportunity to opt out of having personal information disclosed to unaffiliated third parties for advertising purposes. We and our franchisees manage highly sensitive client information in our operations, and although we have established security procedures to protect against identity theft and require our franchisees to do the same, breaches of our customers' privacy may occur. If the measures we have taken prove to be insufficient or inadequate or if our franchisees fail to meet their obligations in this area, we and our franchisees may become subject to litigation or administrative sanctions, which could result in significant fines, penalties or damages and harm to our brand and reputation, which in turn could negatively impact our ability to retain our customers. We may be required to invest additional resources to protect us against damages caused by these actual or perceived disruptions or security breaches in the future. We could also suffer reputational harm from a security breach or inappropriate disclosure of customer information. Changes in these federal and state regulatory requirements could result in more stringent requirements and could result in a need to change business practices, including how information is disclosed. These changes could have a material adverse effect on our business, financial condition and results of operations.

If we and our franchisees are unable to attract and retain qualified employees, our financial performance could be materially adversely affected.

Both we and our franchisees depend on the ability to hire a substantial number of seasonal employees for each tax season. We require seasonal employees in order to staff our franchises and customer call centers and company-owned offices, and our franchisees require employees to implement marketing programs, to act as tax preparers and to otherwise staff their offices. The ability of our franchisees and us to meet our labor needs is subject to many external factors, including competition for qualified personnel, unemployment levels in each of the markets in which we have offices, prevailing wage rates, minimum wage laws, and workplace regulation. Our franchisees require a substantial number of employees who are willing to become trained as tax preparers, and who have the ability to engage in temporary, seasonal employment. Moreover, in addition to our seasonal employees, we hire a substantial number of full-time employees who are required to have the technical skills necessary to participate in software development, database management, and other highly technical tasks. If we and our franchisees are not able to hire a sufficient supply of qualified seasonal employees, or if we are not able to secure employees with the technical skills we require for other purposes, our ability to serve our customers in our offices, to deploy our marketing programs, and to maintain the services that our franchisees require may be compromised and have a material adverse effect on our business.

An increase in the minimum wage may adversely affect the operations of our franchisees.

Many of the seasonal employees hired by our franchisees for each tax season receive compensation at or near the minimum wage. If our franchisees experience increases in payroll expenses as a result of government-mandated increases in the minimum wage, their costs of operation may increase at a rate greater than their ability to raise the prices of the services they offer. If this occurs, our franchisees may not be able to maintain seasonal employment at levels that will provide an optimal level of customer service and marketing support, their marketing and advertising programs may be less effective, and their results of operations may be adversely affected, which could in turn adversely affect our results of operations.

If credit market volatility affects our financial partners or franchisees, our business and financial performance could be adversely affected.

In recent years, the credit markets experienced unprecedented volatility and disruption, causing many lenders and institutional investors to cease providing funding to even the most creditworthy borrowers or to other financial institutions. If additional credit market volatility prevents our financial partners from providing financial products to our customers, limits the financial products offered or results in us having to incur further financial obligations to support our financial partners, our revenues or profitability could decline. The cost and availability of funds has also adversely impacted our franchisees ability to grow and operate their businesses, which could cause our revenues or profitability to decline. In addition, continued disruptions in the credit markets could adversely affect our ability to sell territories to new or existing franchisees, causing our revenues or profitability to decline.

Because the tax season is relatively short and straddles two quarters, our quarterly results may not be indicative of our performance, which may increase the volatility of the trading price of our Class A common stock.

We experience quarterly variations in revenues and operating income as a result of many factors, including the highly seasonal nature of the tax return preparation business, the timing of off-season activities and the hiring of personnel. Due to the foregoing factors, our quarter-to-quarter results vary significantly. In addition, because our peak period straddles the third and fourth quarters, any delay or acceleration in the number of tax returns processed in January may make our year-to-year quarterly comparisons not as meaningful as year-to-year tax season comparisons. To the extent our quarterly results vary significantly from year to year, our stock price may be subject to significant volatility.

Risks Related to Our Franchise Business

Our success is tied to the growth and operations of our franchises and disruptions in our relationships with our franchisees could adversely affect our business.

Our financial success depends on our franchisees and the manner in which they operate and develop their offices. We do not exercise direct control over the day-to-day operations of our franchises, and our franchisees may not operate their offices in a manner consistent with our philosophy and standards and may not increase the level of revenues generated compared to prior tax seasons. Our growth and revenues may therefore be adversely affected. There can be no assurance that the training programs and quality control procedures we have established will be effective in enabling franchisees to run profitable tax preparation businesses or that we will be able to identify problems or take corrective action quickly enough. In addition, failure by a franchisee to provide service at acceptable levels may result in adverse publicity that can materially adversely affect our reputation and ability to compete in the market in which the franchisee is located.

If our franchisees fail to open offices in new territories, or if they are not successful in operating their new offices, our franchise-related revenue and results of operation will be adversely affected.

Each year, we anticipate adding offices to our franchise system, but the opening of these offices depends on the purchase of additional territories by our franchisees, and on the opening of offices in territories previously purchased and newly purchased. Many factors go into opening a new office, including obtaining a suitable office location, the availability of sufficient start-up capital, and the ability to recruit tax preparers and other personnel to work in new offices. If a significant number of offices that we expect to be open in a tax season fail to open, are delayed, or open in unsuitable locations or with insufficient personnel, the revenue we expect to receive from royalty payments and the repayment of indebtedness to us by our franchisees will be adversely affected. Because we utilize an almost exclusively franchise business model, we do not have the same flexibility to open new offices as our competitors that make greater use of company-owned offices.

Our operating results may be adversely affected by the default of our franchisees and ADs on loans made by us or third parties.

We extend financing to certain franchisees for initial franchise fees, as cash advances for their working capital needs and for other purposes. The financing is in the form of promissory notes payable to us. There can be no assurance that any franchisee will generate revenue sufficient to repay any amounts due, nor is there any assurance that any franchisee will be able to repay through other means any amounts due. At July 31, 2011, the aggregate amount due to us from franchisees for financing was more than $62 million (which includes amounts owed to ADs for their portion of royalties and franchise fees), including accrued interest. Any failure by the franchisees to pay these amounts, if the amounts are not recoverable by us through other means, could have a material adverse effect on our financial performance.

We also extend financing to ADs from time-to-time for a portion of their area development fees. At July 31, 2011, the amount due to us from ADs for financing was more than $19 million. If our ADs fail to pay these amounts, and if the amounts are not recoverable by us through other means, our business and financial condition may be adversely affected.

Moreover, in some cases, we may be liable for office leases or other contractual obligations that have been assumed by purchasers of company-owned offices and acquired tax practices. If the franchisees default on third-party obligations for which we continue to have liability, our operating results will be adversely affected.

We may be held responsible by third parties, regulators or courts for the action of, or failure to act, by our franchisees, and be exposed to possible fines, other liabilities and bad publicity.

We grant our franchisees a limited license to use our registered service marks and, accordingly, there is risk that one or more of the franchisees may be identified as being controlled by us. Third parties, regulators, or courts may seek to hold us responsible for the actions or failures to act by our franchisees. The failure of our franchisees to comply with laws and regulations may expose us to liability and damages that may have an adverse effect on our business.

The Liberty Tax brand could be impaired due to actions taken by our franchisees or otherwise.

We believe the Liberty Tax brand is one of our most valuable assets in that it provides us with a competitive advantage, particularly over our competitors that do not have a national presence. Our franchisees operate their businesses under our brand. Because our franchisees are independent third parties with their own financial objectives, actions taken by them, including breaches of their contractual obligations, and negative publicity associated with these actions, could adversely affect our reputation and brand more broadly. Any actions as a result of conduct by our franchisees or otherwise which negatively impacts our reputation and brand may result in fewer customers and lower revenues and profits for us.

Our tax return preparation compliance program may not be successful in detecting all problems in our franchisee network.

Although our tax return preparation compliance program seeks to monitor the activities of our franchisees, it is unlikely to detect every problem. While we have implemented a variety of measures to enhance tax return preparation compliance as well as our monitoring of these activities, there can be no assurance that franchisees and tax preparers will follow these procedures. Failure to detect tax return preparation compliance issues could harm our reputation and expose us to the risk of government investigation or litigation and could subject us to remedies that could cause our revenues or profitability to decline.

Disputes with our franchisees may have a material adverse effect on our business.

From time to time, we engage in disputes with some of our franchisees, and some of these disputes result in litigation or arbitration proceedings. Disputes with our franchisees may require us to incur significant legal fees, subject us to damages, and occupy a disproportionate amount of management's time. A material increase in the number of these disputes, or unfavorable outcomes in these disputes, may have a material adverse effect on our business. To the extent we have disputes with our franchisees, our relationships with our franchisees could be negatively impacted, which could hurt our growth prospects or negatively impact our financial performance.

Our operating results depend on the effectiveness of our marketing and advertising programs and franchisee support of these programs.

Our revenues are heavily influenced by brand marketing and advertising. If our marketing and advertising programs are unsuccessful, we may fail to retain existing customers and attract new customers, which could limit the growth of our revenues or profitability or result in a decline in our revenues or profitability. Moreover, because franchisees are required to pay us marketing and advertising fees based on a percentage of their revenues, our marketing fund expenditures are dependent upon sales volumes of our franchisees.

The support of our franchisees is critical for the success of our marketing programs and any new strategic initiatives we seek to undertake. While we can mandate certain strategic initiatives through enforcement of our franchise agreements, we need the active support of our franchisees if the implementation of our marketing programs and strategic initiatives is to be successful. Although certain actions are required of our franchisees under the franchise agreements, there can be no assurance that our franchisees will continue to support our marketing programs and strategic initiatives. The failure of our franchisees to support our marketing programs and strategic initiatives would adversely affect our ability to implement our business strategy and could have a material adverse effect on our business, financial condition and results of operations.

Our new franchise sales model may produce less revenue than our historic sales process.

In June 2011, we introduced a new option for new and existing franchisees to purchase territories without the payment of a franchise fee. This arrangement will require the franchisee to pay higher royalties for the first five years of the new franchise. If this model is successful in generating additional franchise sales, it will reduce our franchise income in the near term, without any assurance that the franchisees will generate future royalties at the higher rate sufficient to offset the revenue we forgo. In addition, franchisees may find it difficult to conduct their operations successfully because a greater percentage of their revenues will be diverted to pay higher royalties. If the new model does not generate new and successful offices, our ability to grow our revenues and profitability may be materially and adversely affected.

Risks Related to Regulation of Our Industry

Federal and state regulators may impose new regulations on non-loan financial products that would make those products more expensive for us to offer or more difficult for our customers to obtain.

Consumer advocacy organizations and some government officials have asserted that non-loan financial products, such as the ERCs we offer, should be treated as loan products or otherwise be more heavily regulated. These groups assert that ERCs and similar products are loans because most customers complete the payment for their tax preparation and related fees at the time their refund is disbursed and therefore the customer has received an extension of credit because of a purported deferral of the tax preparation fees until the refund is received. We are subject to a lower state court judgment in the State of California, which we are in the process of appealing, that treats ERC products that we provide in that state as if they were loans. In addition, the regulatory proceeding against Republic Bank & Trust Company ("Republic Bank") discussed below includes an assertion by the Federal Deposit Insurance Corporation ("FDIC") that ERCs and similar products constitute loans. If we are unsuccessful in that appeal or if other state or federal courts or agencies successfully require us to treat ERCs as if they are loans, we may be subject to the cost of additional regulation, including disclosure requirements, and may be subject to limitations on our ability to offer these products, which could materially adversely affect our operations.

The failure by us, our franchisees or the financial institutions and other lenders that provide financial products to our customers through us and our franchisees to comply with legal and regulatory requirements, including with respect to tax return preparation or financial products, could result in substantial sanctions against us or require changes to our business practices that could harm our profitability and reputation.

Our tax return preparation business, including our franchise operations and facilitation of financial products, are subject to extensive regulation and oversight in the United States by the IRS, the FTC and by federal and state regulatory and law enforcement agencies and similar entities in Canada. The profitability of our future operations will therefore depend in large part on our continued ability to comply with federal and state franchise regulations, and in Canada on our continued ability to comply with Canadian and provincial franchise regulations. If governmental agencies with jurisdiction over our operations were to conclude that our business practices, the practices of our franchisees, or those of financial institutions and other lenders with which we conduct our business, violate applicable laws, we could become subject to sanctions that could have a material adverse effect on our business, financial condition and results of operations. These sanctions may include, without limitation:

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  civil monetary damages and penalties;

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  criminal penalties; and

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  injunctions or other restrictions on the manner in which we conduct our business.

In addition, the financial institutions and other providers of financial products to our customers are also subject to significant regulation and oversight by federal and state regulators, including banking regulators. The failure of these providers to comply with the regulatory requirements of federal and state government regulatory bodies, including banking and consumer protection laws, could affect their ability to continue to provide financial products to our customers, which could have a material adverse effect on our business, financial condition and results of operations.

Our customers' inability to obtain financial products through our tax return preparation offices could cause our revenues or profitability to decline. We also may be required to change business practices, which could alter the way financial products are facilitated and could cause our revenues or profitability to decline.

Federal and state legislators and regulators have increasingly taken an active role in regulating RALs, and the continuation of this trend could impede or prevent our ability to facilitate these financial products, reduce demand for our services, expose us to additional credit risk and harm our business.

From time to time, government officials at the federal and state levels introduce and enact legislation and regulations proposing to regulate or prevent the facilitation of RALs and similar financial products, and take other actions that have the effect of restricting the availability of RALs. Certain of the proposed legislation, regulations and activities could increase costs to us, our franchisees and the financial institutions and other parties that provide our financial products, or could negatively impact or eliminate the ability of financial institutions to provide RALs and similar products through tax return preparation offices.

The financial institutions that provide financial products such as RALs are subject to significant regulation and oversight by federal and state regulators, including banking regulators. Due to the specialized nature of RALs and other financial products, relatively few financial institutions have offered them. In the 2011 tax season, the provider of RALs to our customers, Republic Bank, was the last bank continuing to offer RALs in any significant number, because several other banks had exited the business under regulatory pressure.

In August 2010, the IRS announced that, starting in 2011, it would no longer provide tax preparers or RAL providers with the debt indicator ("DI"), which was used by financial institutions to determine whether to extend credit to a taxpayer in connection with the facilitation of a RAL. In eliminating the DI, the IRS no longer discloses to financial institutions or tax preparers if a taxpayer owes the federal government any money that will be deducted from the taxpayer's expected income tax refund. This action caused Republic Bank during the 2011 tax season to lower loan amounts available for RAL funding, tighten their credit underwriting criteria resulting in lower approval rates, and increase their pricing for RALs.

Even if we develop relationships that allow us to offer refund-related loans to our customers through non-bank lenders, the laws and regulations that apply to those lenders and us may make these products more expensive to offer, or limit their availability to our customers. The loss of the DI will likely cause approval rates and loan amounts to be lower in future tax seasons, and lenders may issue RALs and similar products that have a greater probability of not being repaid. We may experience a loss of customers because of this change, and to the extent our arrangements with financial institutions impose any of the risk of RAL defaults upon us, our profitability may be reduced. In addition, many states have statutes regulating, through licensing and other requirements, the activities of brokering loans and providing credit services to consumers as well as payday loan laws and local usury laws. Some state regulators are interpreting these laws in a manner that could adversely affect the manner in which RALs and other loan products are facilitated, or permitted, or result in fines or penalties to us or our franchisees. Some states are introducing and enacting legislation that would seek to directly apply such laws to RAL facilitators. Additional states may interpret these laws in a manner that is adverse to how we currently conduct our business or how we have conducted our business in the past and we may be required to change business practices or otherwise comply with these statutes and could be subject to fines or penalties or other payments related to past conduct.

The bank that provides RALs to us may be forced to discontinue offering those loans, which could affect our ability to attract and retain customers.

In each of the 2010 and 2011 tax seasons, the sole provider of RALs to us was Republic Bank. Our agreement with Republic Bank for the provision of RALs is expected to continue for the 2012 tax season. However, following the decision by the IRS to discontinue the provision of the DI in August 2010, Republic Bank received a notice of charges (which was later amended) from the FDIC alleging that, among other things, the provision of RALs without access to the DI constitutes an unsafe and unsound banking practice. The FDIC action against Republic Bank also includes civil money penalties against Republic Bank and other civil claims about Republic Bank's RAL-related practices and the facilitation of products such as the ERCs we offer.

To date, the FDIC has not initiated any action against us. If the FDIC were to assert jurisdiction over our operations in connection with the provision of RALs by Republic Bank, we could become subject to an action that may affect our ability to assist Republic Bank in providing RALs to our customers.

Because Republic Bank is the only remaining federally insured financial institution that is continuing to offer RALs, if Republic Bank elects to or is required to stop making RALs, we do not believe we would be able to find another financial institution to provide refund-related loans at the level and in all the locations where we have previously been able to offer refund-related loans to our customers. The administrative hearing to address the FDIC charges against Republic Bank is not scheduled until February 2012, and so Republic Bank may be able to continue to offer RALs throughout all or a portion of the 2012 tax season, before the administrative matter is resolved. However, we have no assurance that other regulatory action may not be taken against Republic Bank that would prevent Republic Bank from offering RALs during the 2012 tax season, and Republic Bank might elect to resolve the outstanding matters with the FDIC before the administrative hearing in a way that would prevent Republic Bank from being able to offer loans to our customers in the 2012 season. In any event, there can be no assurance that we will be able to continue to offer RALs through Republic Bank or otherwise in subsequent tax seasons, and our inability to do so would eliminate a competitive advantage we now have over competitors who are unable to offer RALs. This may make it more difficult for us to attract new customers and to retain existing customers who used our services because of the availability of RALs. In fiscal 2010 and fiscal 2011 the percentage of our customers who received RALs was 13.0% and 5.6%, respectively, and our fee income related to RALs represented 5.6% and 2.2% of our total revenues, respectively. Accordingly, if we become unable to offer RALs or similar products, that change could have an adverse effect on our results of operations, although we would expect (as we have experienced in recent tax seasons) a substantial number of customers who would have obtained RALs to instead obtain a non-RAL financial product from which we might receive similar fee revenue.

Recent legislative and regulatory reforms may have a significant impact on our business, results of operations and financial condition.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Reform Act") was signed into law, which contains a comprehensive set of provisions designed to govern the practices and oversight of financial institutions and other participants in the financial markets. The full impact of the Reform Act is difficult to assess because many provisions require federal agencies to adopt regulations implementing provisions of the Reform Act. In addition, the Reform Act mandates multiple studies, which could result in additional legislative or regulatory action. The Reform Act, as well as other legislative and regulatory changes, could adversely affect our businesses. There is particular risk associated with the establishment of the new Consumer Financial Protection Bureau ("CFPB") with broad authority to implement new consumer protection regulations. For example, the CFPB may pursue initiatives that negatively impact our ability to offer financial products.

The effect of the Reform Act on our business and operations could be significant, depending upon final implementation of regulations, the initiatives pursued by the CFPB, the actions of our competitors and the behavior of other marketplace participants. In addition, we may be required to invest significant management time and resources to address the various provisions of the Reform Act and the numerous regulations that are required to be issued under it. The Reform Act and any related legislation or regulations could have a material adverse effect on our business, results of operations and financial condition.

The loan products that we offer through non-bank lenders may be limited in scope and may be more expensive and subject us to greater risk of loss.

During the 2011 tax season, we entered into a relationship with a non-bank lender to offer ICAs to customers in a limited number of our offices. We intend to expand this program in the 2012 and subsequent tax seasons. Because some of the products such as ICAs being offered and expected to be offered by us are being offered in conjunction with third party lenders that are not subject to federal banking law regulations, the products that we offer through these lenders subject us to additional laws and regulation at the state level. These laws and regulations may make the products more expensive for us to offer, may increase the cost of these products to our customers, and may in some cases make it impossible for us to offer some products in every state. The impact of this additional layer of regulation may therefore limit our product offerings, and adversely affect our profitability. Moreover, because the DI is unavailable and we are continuing to develop loan underwriting criteria for ICAs, these third parties may experience a higher rate of loss on these loans. We presently guarantee loan losses incurred by the third party lender and if we incur losses as a result of such guarantees, they could adversely affect our results of operations. To the extent ICAs become a more significant product in our portfolio of financial products, our risk of incurring losses due to these guarantees will also increase.

Increased regulation of tax return preparers could make it more difficult to find qualified tax preparers and could harm our business.

From time to time, the federal government and various states consider regulations regarding the education, testing, licensing, certification and registration of tax return preparers. The IRS is in the process of implementing a new model for tax return preparer regulation. Although we believe that our training for preparers already exceeds the requirements the IRS will impose, regulation of tax return preparers could impact our ability to find an adequate number of tax return preparers to meet the demands of our customers and impose additional costs on us and our franchisees to train tax return preparers, which could cause our revenues and profitability to decline.

Risks Related to Changes in Tax Laws and Regulations

Because demand for our products is related to the complexity of tax return preparation, government initiatives that simplify tax return preparation, reduce the need for a third party tax return preparer or lower the number of returns required to be filed may decrease demand for our services and financial products.

Many taxpayers seek assistance from paid tax return preparers such as Liberty Tax Service because of the level of complexity involved in tax return preparation and filing. From time to time politicians and government officials propose measures seeking to simplify the preparation and filing of tax returns. The passage of any measures that significantly simplify tax return preparation or reduce the need for third party tax return preparers may be highly detrimental to our business. In addition, any changes or other initiatives that result in a decrease in the number of tax returns filed or reduce the size of tax refunds could reduce demand for our products and services, causing our revenues or profitability to decline.

For example, several members of Congress have proposed legislation that would authorize or require the IRS to allow taxpayers to access web-based tax preparation tools that would include "pre-populated" tax return forms that would presumably include data provided to the IRS from other government agencies, such as the Social Security Administration. If these or similar proposals are enacted, many tax customers might elect this service rather than paid tax preparation or the use of fee-based tax software or online tax preparation.

Initiatives that improve the timing and efficiency of processing tax returns could reduce the attractiveness of the financial products offered to our customers and demand for our services.

Our performance depends on our ability to offer access to financial products that increase the speed and efficiency by which our customers can receive their refunds. The federal government and various state and local municipalities have, from time to time, announced initiatives designed to modernize their operations and improve the timing and efficiency of processing tax returns. For example, during the 2011 tax season, the U.S. Department of Treasury introduced a prepaid debit card pilot program designed to facilitate the refund process. If tax authorities are able to significantly increase the speed and efficiency with which they process tax returns, the value and attractiveness of the financial products offered to our customers and demand for our services could be reduced.

Delays in the passage of tax laws and their implementation by the federal or state governments could harm our business.

The enactment of tax legislation occurring late in the calendar year could result in the beginning of tax filing season being delayed, or make it difficult for us to make necessary changes on a timely basis to the software used by our franchisees to prepare tax returns. Any such delays could impact our revenues and profitability in any given year.

Proposals to make fundamental changes in the way tax refunds are processed or to impose price limitations on tax preparation, if enacted, could result in substantial losses of customers and other risks.

Some regulators have suggested that it would be appropriate to allow taxpayers to "split" their tax refunds, in a manner that would separate the payment of tax preparation fees from the balance of a customer's refund. In describing these proposals, some advocates have called for a cap on tax preparation fees that would adversely affect the ability of tax preparers to charge market prices for tax services and could reduce income to our franchisees, and therefore to us.

There can be no assurance that these proposals will be enacted at all, or in their present form, but if enacted, our growth and revenues could be adversely affected.

Our participation in government programs designed to speed access to tax refunds may result in customer loss when the IRS fails to perform.

The IRS has responded to the increase in electronic filing by developing programs designed to reduce a taxpayer's wait to receive a tax refund. We have participated in some new programs offered by the IRS, including in the 2011 tax season the IRS' Modernized Electronic Filing ("MEF") program. During the early portion of the 2011 tax season, this program did not perform as expected, resulting in significant delays in processing refunds for some of our customers. Although we continue to seek to give our customers quicker access to their refunds, doing so involves the risk of customer dissatisfaction and injury to our reputation in the market if the IRS fails to perform, which is outside our control.

Risks Related to Our Class A Common Stock and this Offering

We are controlled by our Chairman and Chief Executive Officer, whose interests in our business may be different from yours.

John Hewitt, our Chairman and Chief Executive Officer, currently owns all outstanding shares of our Class B common stock. Our Class B common stock has the power to elect, voting as a separate class, the minimum number of directors that constitute a majority of the Board of Directors. As a result, Mr. Hewitt will, for the foreseeable future, have significant influence over our management and affairs, given the Board's authority to appoint or replace our senior management, cause us to issue additional shares of our Class A common stock or repurchase Class A common stock, declare dividends or take other actions. Mr. Hewitt may make decisions regarding our company and business that are opposed to other stockholders' interests or with which they disagree. Mr. Hewitt's ability to elect a majority of the Board of Directors may also delay or prevent a change of control of us, even if that change of control would benefit our stockholders, which could deprive you of the opportunity to receive a premium for your Class A common stock. The power to elect a majority of the directors may adversely affect the trading price of our Class A common stock due to investors' perception that conflicts of interest may exist or arise. To the extent that the interests of our public stockholders are harmed by the actions of Mr. Hewitt, the price of our Class A common stock may be harmed. For information regarding the ownership of our outstanding stock, please see the sections titled "Principal and Selling Stockholders" and "Description of Capital Stock."

Because we are not required to comply with certain NYSE corporate governance requirements, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

Because Mr. Hewitt owns all of the outstanding shares of our Class B common stock and therefore has the ability to elect a majority of our directors, we will elect to be a "controlled company" for the purposes of the NYSE listing requirements. As such, we will be exempt from certain corporate governance requirements, including the requirements that our Board of Directors be comprised of a majority of directors who are independent under NYSE rules and that we have nominating/corporate governance and compensation committees meeting NYSE requirements. We currently intend to voluntarily comply with the NYSE's corporate governance standards, but may choose not to in the future. If we choose not to comply with certain of the requirements, our Board of Directors may have more directors who do not meet the NYSE independence standards than they would if those standards were to apply. We may also elect not to maintain formal nominating/corporate governance and compensation committees or, if we maintain those committees, they may not be comprised of independent directors. In such circumstances, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE, and circumstances may occur in which the interests of Mr. Hewitt could conflict with the interests of our other stockholders.

Our stock price may be volatile, and you may be unable to resell your shares at or above the initial public offering price or at all.

The initial public offering price for our shares was determined through negotiations between us and the underwriters and may not be indicative of the market prices that will prevail in the trading market. Our stock price may decline below the initial offering price, and you may not be able to sell your shares of our Class A common stock at or above the price you paid in this offering, or at all. Our stock price could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

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  actual or anticipated variations in our operating results from quarter to quarter;

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  actual or anticipated variations in our operating results from the expectations of securities analysts and investors;

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  actual or anticipated variations in our operating results from our competitors;

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  fluctuations in the valuation of companies perceived by investors to be comparable to us;

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  sales of Class A common stock or other securities by us or our stockholders in the future;

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  changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

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  departures of key executives or directors;

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  announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, financing efforts or capital commitments;

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  delays or other changes in our expansion plans;

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  involvement in litigation or governmental investigations;

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  stock price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

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  general market conditions in our industry and the industries of our customers;

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  general economic and stock market conditions;

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  regulatory or political developments; and

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  terrorist attacks or natural disasters.

Furthermore, the capital markets have recently experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact our stock price. Trading price fluctuations may also make it more difficult for us to use our Class A common stock as a means to make acquisitions or to use options to purchase our Class A common stock to attract and retain employees. If our stock price after this offering does not exceed the initial public offering price, you may not realize any return on your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could materially adversely affect our business, results of operations and financial position.

After the expiration of certain resale restrictions, a significant portion of our outstanding shares of Class A common stock may be sold into the market, which could adversely affect our stock price.

Sales of a substantial number of shares of our Class A common stock in the public market could occur at any time following this offering, subject to certain securities law restrictions and the terms of contractual lock-up agreements. Sales of shares of our Class A common stock, or the perception in the market that the holders of a large number of shares of Class A common stock intend to sell shares, could reduce our stock price. Upon consummation of this offering, we will have outstanding                      shares of Class A common stock and 900,000 shares of Class B common stock, which are convertible into shares of Class A common stock on a one-for-one basis, assuming no exercise of our outstanding options and the sale of                     shares of our Class A common stock to be sold by the selling stockholders.

All of the shares of Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act. Based on the number of shares outstanding as of August 31, 2011,                      shares of Class A common stock and 900,000 shares of Class B common stock outstanding after this offering will be restricted as a result of securities laws, lock-up agreements or other contractual restrictions that restrict transfers for at least 180 days after the date of this prospectus, subject to certain extensions. Jefferies & Company, Inc. may, in its sole discretion, release all or some portion of the shares subject to lock-up agreements prior to expiration of the lock-up period.

Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register up to approximately 5.0 million shares of our Class A common stock reserved for issuance under our 1998 Stock Option Plan and the 2011 Equity and Cash Incentive Plan. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject to any applicable lock-up arrangements.

See "Underwriting" and "Shares Eligible for Future Sale" for a more detailed description of the shares that will be available for future sale upon completion of this offering.

Investors will experience immediate and substantial dilution as a result of this offering.

If you purchase shares of our Class A common stock in this offering, you will immediately experience substantial dilution in net tangible book value. The initial public offering price of our Class A common stock will be substantially higher than the net tangible book value per share of our Class A common stock immediately following this offering. Therefore, if you purchase Class A common stock in this offering, you will experience immediate and substantial dilution of your investment. Based upon the issuance and sale of                     shares of Class A common stock by us at an assumed initial public offering price of $               per share (the mid-point of the price range set forth on the cover page of this prospectus), you will incur immediate dilution of approximately $                    in the net tangible book value per share if you purchase shares of our Class A common stock in this offering. In addition, we may raise additional capital through public or private equity or debt offerings, subject to market conditions. To the extent that we raise additional capital through the sale of equity or convertible debt securities, you may experience further dilution.

In addition, following this offering, approximately 2.9 million shares of our Class A common stock (or            % of our Class A and Class B common stock, taken together, outstanding at the completion of this offering) will be issuable upon the exercise of outstanding stock options. To the extent that these options are exercised, you will experience further dilution. For further information, see the "Dilution" section of this prospectus.

No public market currently exists for our Class A common stock, and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our Class A common stock. Although we intend to apply for listing of our shares of Class A common stock on the New York Stock Exchange, or the NYSE, if approved for listing an active public trading market for our Class A common stock may not develop or be sustained after this offering. The lack of an active market may impede your ability to sell your shares at the time you wish to sell them, at a price that you consider reasonable or at all. The lack of an active market also may reduce our stock price and impede our ability to acquire other companies using our shares as consideration.

Our stock price and trading volume could decline if securities or industry analysts do not publish research or reports about our business or if they publish misleading or unfavorable research or reports about our business.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If no or few securities or industry analysts commence coverage of our Class A common stock, the trading price and liquidity for our shares could be adversely impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock or publishes misleading or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases to cover us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price or trading volume to decline.

We will incur increased costs and our management will face increased demands as a result of operating as a company with public equity.

As a company with public equity, we will incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act, as well as related rules implemented by the SEC and the NYSE, impose various requirements on companies with public equity. As a public company, we will be required to:

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  prepare and distribute periodic public reports and other stockholder communications in compliance with our obligations under the federal securities laws and the NYSE rules;

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  create or expand the roles and duties of our Board of Directors and committees of the Board of Directors;

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  institute more comprehensive financial reporting and disclosure compliance functions;

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  supplement our internal accounting and auditing function;

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  enhance and formalize closing procedures at the end of our accounting periods;

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  enhance our investor relations function;

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  establish new or enhanced internal policies, including those relating to disclosure controls and procedures; and

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  involve and retain to a greater degree outside counsel and accountants in the activities listed above.

Our management and other personnel will need to devote a substantial amount of time to these compliance matters. Also, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly than would be the case for a private company. For example, we expect these rules and regulations to make it more expensive for us to maintain director and officer liability insurance. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board of Directors or as our executive officers.

In addition, as a result of becoming a public company, we will be subject to financial reporting and other requirements that will be burdensome and costly. We may not timely complete our analysis of these reporting requirements, which could adversely affect investor confidence in our company and, as a result, the value of our common stock. If we fail to implement these reporting requirements, our ability to report our results of operations on a timely and accurate basis could be impaired.

Although we may desire to pay dividends in the future, our financial condition, debt covenants or Delaware law may prohibit us from doing so.

Although we may desire to pay cash dividends in the future, we have no obligation to do so and the payment of dividends will be at the discretion of our Board of Directors and will depend, among other things, on our earnings, capital requirements and financial condition, and our ability to dividend funds from our principal subsidiary under the terms of our revolving credit facility. Our ability to pay dividends will be subject to compliance with financial covenants that are contained in our revolving credit facility and may be restricted by any future indebtedness that we incur or issuances of preferred stock. In addition, applicable law requires that our Board of Directors determine that we have adequate surplus prior to the declaration of dividends. We cannot assure you that we will pay dividends at any specific level or at all.

Anti-takeover provisions in our charter documents, Delaware law and our revolving credit facility could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and adversely affect the market price of our Class A common stock.

Provisions in our second amended and restated certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. We have two classes of common stock, one of which is entitled to elect a majority of our Board of Directors and is controlled by our Chairman and CEO as described above. Our second amended and restated certificate of incorporation and bylaws will also include provisions that:

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  authorize our Board of Directors to issue, without further action by the stockholders, up to 10 million shares of undesignated preferred stock;

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  specify that special meetings of our stockholders can be called only by our Board of Directors, the Chair of our Board of Directors, or holders of at least 20% of the shares that will be entitled to vote on the matters presented at such special meeting;

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  establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our Board of Directors; and

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  do not provide for cumulative voting in the election of directors.

In addition, our revolving credit facility contains covenants that may impede, discourage or prevent a takeover of us. For instance, upon a change of control, we would default on our revolving credit facility. As a result, a potential takeover may not occur unless sufficient funds are available to repay our outstanding debt.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board of Directors, which is responsible for appointing the members of our management. Any provision of our second amended and restated certificate of incorporation and bylaws or our debt documents that has the effect of delaying or deterring a change of control could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect our stock price if they are viewed as discouraging takeover attempts in the future.

If we fail to maintain an effective system of internal controls, we may not be able to detect fraud or report our financial results accurately, which could harm our business and the trading price of our common stock.

Effective internal controls are necessary for us to provide reliable financial reports and to detect and prevent fraud. As a public company, we will be required to periodically assess our system of internal controls, and the internal controls of service providers upon which we rely, to review their effectiveness and identify potential areas of improvement. These assessments may conclude that enhancements, modifications or changes to our system of internal controls are necessary. Performing assessments of internal controls, implementing necessary changes, and maintaining an effective internal controls process is expensive and requires considerable management attention. Internal control systems are designed in part upon assumptions about the likelihood of future events, and all such systems, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. If we fail to implement and maintain an effective system of internal controls or prevent fraud, we could suffer losses, could be subject to costly litigation, investors could lose confidence in our reported financial information and our brand and operating results could be harmed, which could have a negative effect on the trading price of our common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we and our independent registered public accounting firm will be required to certify the effectiveness of our internal controls over financial reporting annually beginning with the year ending April 30, 2013. Identification of material weaknesses in internal controls over financial reporting by us or our independent registered public accounting firm could adversely affect our competitive position in our business, and the market price for our common stock.

We will have broad discretion in applying the net proceeds of this offering, and we may not use those proceeds in ways that will enhance the market value of our common stock.

Our management will retain broad discretion to allocate the net proceeds received by us in this offering. The net proceeds may be applied in ways with which you and other investors in this offering may not agree or which do not increase the value of your investment. We intend to use our net proceeds from this offering for general corporate purposes. We have not allocated these net proceeds for any specific purposes. Our management may not be able to yield a significant return, if any, on any investment of these net proceeds. We will not receive any of the proceeds from the sale of the shares of our Class A common stock by the selling stockholders.

Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not of historical facts may be deemed to be forward-looking statements. You can identify these statements by words such as "aim," "anticipate," "assume," "believe," "could," "due," "estimate," "expect," "goal," "intend," "may," "objective," "plan," "predict," "potential," "positioned," "should," "target," "will," "would" and other similar expressions that are predictions of or indicate future events and future trends. These forward-looking statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and our management's beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Factors that may cause such differences include, but are not limited to, the risks described under "Risk Factors," including:

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  our possible inability to sustain growth at our historical pace;

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  the seasonality of our business;

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  our inability to secure reliable sources of the financial products we make available to our customers;

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  the continued service of our senior management team;

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  government regulation and oversight, including the regulation of our financial products such as ERCs, RALs and ICAs;

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  government initiatives that simplify tax return preparation, improve the timing and efficiency of processing tax returns, limit payments to tax preparers or decrease the number of tax returns filed or the size of the refunds;

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  increased regulation of the products and services that we offer;

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  changes in the financial products offered to our customers that make our services less attractive to customers or more costly to us;

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  our ability and the ability of our franchisees to comply with regulatory requirements;

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  changes in our franchise sale model that may reduce our revenue;

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  the ability of our franchisees to open new territories and operate them successfully;

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  the ability of our franchisees to generate sufficient revenue to repay their indebtedness to us;

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  our exposure to litigation;

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  our ability and our franchisees' ability to protect customers' personal information;

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  an ability to access the credit markets and satisfy our covenants to lenders;

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  challenges in deploying accurate tax software in a timely way each tax season;

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  competition in the tax preparation market;

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  our reliance on technology systems, including the deployment of our NextGen project, and electronic communications; and

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  other factors, including the risk factors discussed in this prospectus.

Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Unless required by law, we do not intend to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the Securities and Exchange Commission, or SEC, after the date of this prospectus. See "Where You Can Find More Information."

 Use of Proceeds

We estimate that the net proceeds we will receive from the sale of                             shares of our Class A common stock in this offering, after deducting underwriter discounts and commissions and estimated expenses payable by us, will be approximately $                million ($                million if the underwriters' overallotment option is exercised in full). This estimate assumes an initial public offering price of $               per share, the mid-point of the range set forth on the cover page of this prospectus. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders.

The principal reasons for this offering are to establish a public market for our common stock, provide liquidity for our stockholders, including the selling stockholders in this offering, provide us with additional capital resources to help reduce our reliance on our revolving credit facility, and to facilitate our future access to public markets. We do not have current specific plans for the use of a significant portion of the net proceeds to the Company from this offering and we plan to use our net proceeds from this offering for general corporate purposes. We have not yet identified the timing of any such expenditures. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds in this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $               per share would increase (decrease) the net proceeds to us from this offering by $                million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

 Dividend Policy

We have never declared or paid a cash dividend on our capital stock. Although we may pay cash dividends in the future, the payment of dividends will be at the discretion of our Board of Directors and will depend, among other things, on our earnings, capital requirements and financial condition, and our ability to dividend funds from our principal subsidiary under the terms of our revolving credit facility.

Our ability to pay dividends will also be subject to compliance with financial covenants that are contained in our revolving credit facility and may be restricted by any future indebtedness that we incur or issuances of preferred stock. For a discussion of the covenants relating to our revolving credit facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Overview of factors affecting our liquidity — Revolving credit facility." In addition, applicable law requires that our Board of Directors determine that we have adequate surplus prior to the declaration of dividends. We cannot assure you that we will pay dividends at any specific level or at all.

Capitalization

The following table sets forth our capitalization at July 31, 2011 on:

  •
  an actual basis;

  •
  an as adjusted basis giving effect to (i) the automatic conversion of the outstanding shares of our Class A convertible preferred stock simultaneously with the closing of this offering into 1,703,200 shares of Class A common stock as if such conversion had occurred on July 31, 2011, (ii) the issuance immediately prior to the closing of this offering of 1 million shares of Class A common stock to the holders of the exchangeable shares of one of our subsidiaries pursuant to the terms of those shares and the simultaneous cancellation of our shares of special voting preferred stock in connection with such exchange, as if such exchange had occurred on July 31, 2011, (iii) the filing of our second amended and restated certificate of incorporation, which will occur simultaneously with the consummation of this offering, and which will provide for, among other things, the authorization of 100 million shares of Class A common stock, 1 million shares of Class B common stock and 10 million shares of preferred stock; and (iv) the sale by us of                             shares of Class A common stock in this offering at an assumed initial public offering price of $               per share, the mid-point of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

This table should be read in conjunction with "Selected Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of July 31, 2011
	Actual	As Adjusted
	(dollars in thousands)
Cash and cash equivalents	$2,534	$

Long-term debt, excluding current installments	$2,475	$

Revolving credit facility	24,452

Stockholders' equity
Class A convertible preferred stock, $0.01 par value, 190,000 shares authorized — actual; no shares authorized — as adjusted; 170,320 shares issued and outstanding — actual; no shares issued and outstanding — as adjusted	2,129
Special voting preferred stock, $0.01 par value, 10 shares authorized — actual; no shares authorized — as adjusted; 10 shares issued and outstanding — actual; no shares issued and outstanding — as adjusted	—
Class A common stock, $0.01 par value; 21,200,000 shares authorized — actual; 100,000,000 shares authorized — as adjusted; 10,408,776 shares issued and outstanding — actual; shares issued and outstanding — as adjusted	104
Class B common stock, $0.01 par value, 1,000,000 shares authorized — actual and as adjusted; 900,000 shares issued and outstanding — actual and as adjusted	9
Preferred stock, $0.01 par value; 3,009,990 shares authorized — actual; 10,000,000 shares authorized — as adjusted; no shares issued and outstanding — actual and as adjusted	—
Exchangeable Shares, $0.01 par value; 100,000 shares issued and outstanding — actual; no shares issued and outstanding — as adjusted	1
Additional paid-in capital	4,033
Accumulated other comprehensive income, net of taxes	98
Retained earnings	71,712

Total stockholders' equity	78,086

Total Capitalization	$105,013	$

Outstanding shares of our Class A common stock reflected in the discussion and table above is based on 13,111,976 shares (including our Class A convertible preferred stock on an as-converted basis and other shares issuable as a result of the conversion of exchangeable shares that will take place in connection with this offering) outstanding as of July 31, 2011 and excludes:

  •
  2,854,588 shares of Class A common stock issuable upon the exercise of options outstanding as of July 31, 2011 granted pursuant to the 1998 Stock Option Plan at a weighted average exercise price of $13.92 per share, 1,826,838 of which were exercisable as of July 31, 2011; and

  •
  2,172,030 shares of Class A common stock reserved for grant or future issuance under our 2011 Equity and Cash Incentive Plan.

We expect that a $1.00 increase (decrease) in the assumed initial public offering price of $               per share (the mid-point of the estimated offering price range set forth on the cover page of this prospectus) would increase (decrease) the amount of cash and cash equivalents and total stockholders' equity by

approximately $           million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

Dilution

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering. The historical net tangible book value of our common stock as of July 31, 2011 was $56.5 million, or $4.03 per share. Historical net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of shares of outstanding common stock.

After giving effect to the (i) automatic conversion of our outstanding Class A convertible preferred stock into our Class A common stock simultaneously with the completion of this offering, (ii) the automatic exchange of the exchangeable shares of one of our subsidiaries for shares of our Class A common stock and the simultaneous cancellation of our special voting preferred stock and (iii) receipt of the net proceeds from our sale of                    shares of Class A common stock in this offering at an assumed initial public offering price of $               per share, the mid-point of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of July 31, 2011 would have been $           million, or $               per share. This represents an immediate increase in as adjusted net tangible book value of $               per share to existing stockholders and an immediate dilution of                                             $               per share to new investors purchasing Class A common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$
As adjusted net tangible book value per share as of July 31, 2011	$
Increase per share attributable to this offering

Net tangible book value per share, as adjusted to give effect to this offering

Dilution in as adjusted net tangible book value per share to new investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $               per share would increase (decrease) the net tangible book value, as adjusted to give effect to this offering, by $               per share and the dilution to new investors by $               per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, the net tangible book value per share of our Class A and Class B common stock, as adjusted to give effect to this offering, would be $               per share, and the dilution in net tangible book value per share to investors in this offering would be $               per share of Class A common stock.

The table below summarizes as of July 31, 2011, on an as adjusted basis described above, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by existing stockholders and (ii) to be paid by new investors purchasing our Class A common stock in this offering at an assumed initial public offering price of $               per share, the mid-point of the price range

set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
(dollars in thousands, except percentage and per share data)
Existing stockholders			%	$		%	$
New investors			%			%

Total		100.0%			100.0%

The total number of our Class A and Class B common stock reflected in the discussion and tables above is based on 13,111,976 shares of our Class A common stock (including our Class A convertible preferred stock on an as-converted basis and other shares issuable as a result of the conversion of exchangeable shares that will take place in connection with this offering) and on 900,000 shares of our Class B common stock outstanding as of July 31, 2011 and excludes:

  •
  2,854,588 shares of Class A common stock issuable upon the exercise of options outstanding as of July 31, 2011 granted pursuant to the 1998 Stock Option Plan at a weighted average exercise price of $13.92 per share, 1,826,838 of which were exercisable as of July 31, 2011; and

  •
  2,172,030 shares of Class A common stock reserved for grant or future issuance under our 2011 Equity and Cash Incentive Plan.

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to                             shares, or          % of the total number of shares of our common stock outstanding after this offering, and will increase the number of shares held by new investors to                             shares, or          % of the total number of shares of our common stock outstanding after this offering.

To the extent that any outstanding options are exercised, new options are issued under our stock-based compensation plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. If all outstanding options under our 1998 Stock Option Plan as of                             , 2011 were exercised, then our existing stockholders, including the holders of these options, would own          % and our new investors would own          % of the total number of shares of our Class A and Class B common stock outstanding upon the completion of this offering. In such event, the total consideration paid by our existing stockholders, including the holders of these options, would be approximately $                million, or          %, the total consideration paid by our new investors would be $                million, or          %, the average price per share paid by our existing stockholders would be $               and the average price per share paid by our new investors would be $               .

Selected Consolidated Financial and Other Data

You should read the following selected consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, all included elsewhere in this prospectus. We derived the consolidated statements of income data for the years ended April 30, 2009, 2010 and 2011 and the consolidated balance sheet data as of April 30, 2010 and 2011 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the balance sheet data as of July 31, 2010 from our unaudited consolidated financial statements not included in this prospectus. The consolidated statements of income data for the years ended April 30, 2007 and 2008 and the consolidated balance sheet data as of April 30, 2007, 2008 and 2009 are derived from our audited consolidated financial statements not included in this prospectus. We derived the consolidated statements of income data for the three-month periods ended July 31, 2010 and July 31, 2011 and the balance sheet data as of July 31, 2011 from our unaudited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The unaudited consolidated financial information was prepared on a basis consistent with that used in preparing our audited consolidated financial statements and includes all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of the financial position and results of operations for the unaudited periods. The interim results of operations are not indicative of the results that may be expected for a full fiscal year because of the seasonality of our business.

	Fiscal Years Ended and as of April 30,					Three Months Ended and as of July 31,
	2007	2008	2009	2010	2011	2010	2011
	(dollars in thousands, except per share, per office amounts and fees per tax return)
Consolidated Statements of Income Data:
Revenue:
Franchise fees, net	$22,319	$21,393	$10,283	$9,632	$13,148	$1,041	$1,203
Royalties and advertising fees	22,210	28,154	33,093	41,413	46,879	779	1,018
Financial products	12,900	16,024	18,560	14,175	16,507	130	159
Other revenue	17,281	17,359	17,342	19,407	18,990	2,566	2,488

Total revenue	74,710	82,930	79,278	84,627	95,524	4,516	4,868
Total operating expenses	(47,982)	(53,301)	(57,004)	(68,264)	(67,009)	(11,805)	(12,906)

Income (loss) from operations	26,728	29,629	22,274	16,363	28,515	(7,289)	(8,038)
Interest expense	(2,736)	(2,040)	(1,769)	(1,947)	(1,954)	(256)	(312)
Other income (expense)	62	391	311	3,468	75	(58)	2

Income (loss) before income taxes	24,054	27,980	20,816	17,884	26,636	(7,603)	(8,348)
Income tax (expense) benefit	(8,324)	(11,114)	(8,737)	(6,882)	(10,874)	3,104	3,369

Net income (loss)	$15,730	$16,866	$12,079	$11,002	$15,762	$(4,499)	$(4,979)

Earnings (loss) per share of Class A common stock and Class B common stock
Basic	$1.03	$1.12	$0.82	$0.75	$1.10	$(0.39)	$(0.44)
Diluted	$0.99	$1.06	$0.78	$0.73	$1.08	$(0.39)	$(0.44)
Consolidated Balance Sheet Data:
Amounts due from franchisees and area developers, net of allowances	$71,754	$80,769	$81,233	$86,838	$101,958	$82,735	$96,924
Property, equipment and software, net	20,417	18,521	17,426	13,127	18,228	13,412	19,767
Total assets	126,465	127,538	132,726	126,886	147,793	125,468	148,943
Revolving credit facility	—	9,838	10,002	—	—	18,493	24,452
Long-term debt, including current installments	22,594	6,308	5,205	4,734	4,458	3,107	3,856
Total stockholders' equity	57,722	54,698	69,493	75,196	84,127	68,401	78,086

	Fiscal Years Ended and as of April 30,					Three Months Ended and as of July 31,
	2007	2008	2009	2010	2011	2010	2011
	(dollars in thousands, except per share, per office amounts and fees per tax return)
Other Financial and Operational Data:
Adjusted EBITDA(1)	$30,135	$35,431	$28,642	$30,238	$36,071	$(5,544)	$(6,016)
Franchisees	1,580	1,729	1,801	1,901	1,941	*	*
Offices(2)	2,381	2,695	3,091	3,531	3,845	*	*
Offices per franchisee	1.51	1.56	1.72	1.86	1.98	*	*
Tax returns prepared	1,494,000	1,614,000	1,766,000	1,912,000	2,044,000	*	*
Net average fee per tax return prepared(3)	$127	$143	$149	$170	$174	*	*
Systemwide revenue(4)	$166,500	$208,600	$243,600	$304,300	$338,600	*	*
Systemwide revenue per office(3)(4)	$69,929	$77,403	$78,809	$86,180	$88,062	*	*

(1)
We define Adjusted EBITDA as net income (loss), plus: provision for income taxes, interest expense, non-recurring (income) expense, depreciation and amortization, foreign currency transaction (gain) loss, and stock-based compensation. Please see "Adjusted EBITDA" below for more information and for a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with U.S. generally accepted accounting principles, or GAAP.

(2)
We measure our number of offices per fiscal year based on franchised and company-owned offices open at any point during the tax season.

(3)
Systemwide revenue per office and the net average fee per tax return prepared reflect amounts for our franchised and company-owned offices.

(4)
Our systemwide revenue represents the total tax preparation revenue generated by our franchised and company-owned offices. It does not represent our revenue, but because our franchise royalties are derived from the operations of our franchisees, and because we maintain an infrastructure to support systemwide operations, we consider growth in systemwide revenue to be an important measurement.

*
Because of the seasonality of our business, we have not reported information for the three-month periods ended and as of July 31, 2010 and 2011 because that information would not be meaningful.

Adjusted EBITDA

To provide investors with additional information regarding our financial results, we have disclosed in the table above and within this prospectus Adjusted EBITDA. Adjusted EBITDA represents net income, before income taxes, interest expense, depreciation and amortization and certain other items specified below. We have provided a reconciliation below of Adjusted EBITDA to net income, the most directly comparable GAAP financial measure.

We have included Adjusted EBITDA in this prospectus because we seek to manage our business to achieve higher levels of Adjusted EBITDA and to improve the level of Adjusted EBITDA as a percentage of revenue. In addition, it is a key basis upon which we assess the performance of our operations and management. We also use Adjusted EBITDA for business planning and the evaluation of acquisition opportunities. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons. We believe the presentation of Adjusted EBITDA enhances our investors' overall understanding of the financial performance of and prospects for our business. Adjusted EBITDA is not a recognized financial measure under GAAP, and may not be comparable to similarly titled measures used by other companies in our industry. Adjusted EBITDA should not be considered in isolation from or as an alternative to net income, operating income (loss) or any other performance measures derived in accordance with GAAP.

The following table presents a reconciliation of Adjusted EBITDA for each of the periods indicated:

	Fiscal Years Ended April 30,					Three Months Ended July 31,
	2007	2008	2009	2010	2011	2010	2011
	(dollars in thousands)
Reconciliation of Adjusted EBITDA to Net Income (Loss)
Net income (loss)	$15,730	$16,866	$12,079	$11,002	$15,762	$(4,499)	$(4,979)
Interest expense	2,736	2,040	1,769	1,947	1,954	256	312
Income tax expense (benefit)	8,324	11,114	8,737	6,882	10,874	(3,104)	(3,369)
Depreciation, amortization and impairment charges	3,156	4,937	5,313	7,305	6,062	1,457	1,622
Loss on discontinued use of software	—	—	—	5,570	—	—	—
Foreign currency transaction (gain) loss	(62)	(391)	451	(1,014)	(75)	(58)	2
Net gain on short-term investments	—	(4)	(762)	(2,454)	—	—	—
Stock-based compensation expense	251	869	1,055	1,000	1,494	404	396

Adjusted EBITDA	$30,135	$35,431	$28,642	$30,238	$36,071	$(5,544)	$(6,016)

Management's Discussion and Analysis of
Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions, as set forth under "Special Note Regarding Forward-Looking Statements." Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth in the following discussion and under "Risk Factors," "Business" and elsewhere in this prospectus.

Overview

We are one of the leading providers of tax preparation services in the United States and Canada. As measured by both the number of returns prepared and the number of retail offices, we are the third largest and fastest growing national retail preparer of individual tax returns in the United States and the second largest retail preparer of individual tax returns in Canada. From 2001 through 2011, we have grown the number of U.S. tax returns prepared in our offices from approximately 137,000 to nearly 1.7 million. Our tax preparation services and related financial products are offered primarily through franchised locations, although we operate a very limited number of company-owned offices each tax season. All of the offices are operated under the Liberty Tax Service brand.

From 2001 through 2011, we have grown our number of tax offices from 508 to nearly 3,900. We and our franchisees operated 3,590 offices in the United States during the 2011 tax season, a 9.3% increase over the 2010 tax season, when we operated 3,284 offices, which was itself a 15.3% increase over the number of offices operated in the 2009 tax season. Approximately 63% of our revenue for fiscal year 2011 was derived from franchise fees, royalties and advertising fees, and for this reason, continued growth in our franchise base is viewed by management as the key to our future performance.

Our revenue primarily consists of the following components:

  •
  Franchise Fees:    We earn franchisee fees from our franchisees and ADs. Our standard franchise fee per territory is $40,000 and we offer our franchisees flexible structures and financing options for franchise fees and royalty payments. We recognize franchise fees, net of a provision for franchise fee refunds, when our obligations to prepare the franchise for operation have been substantially completed. When we finance franchise fees, we record the franchise fees as deferred revenue until the franchisee has made a significant financial commitment (payment of 20% of the franchise fee) and met certain other criteria. Our franchise fees for AD areas vary based on our assessment of the revenue potential of each AD area, and also depend on the performance of any existing franchisees within the AD area being sold. Our ADs generally receive 50% of the franchise fees derived from territories located in their area. See "Business — Liberty's Franchise Model."

  •
  Royalties:    We earn royalty revenue from our franchisees. Our franchise agreement requires franchisees to pay us a base royalty equal to 14% of the franchisee's tax preparation revenue, subject to certain specified minimums. Franchisees acquiring territories under our new "no franchise fee" alternative will be required to pay us franchise royalties of 25% through their first five tax seasons, and thereafter 14% of their tax preparation revenue. Over time, as our offices continue to "season," we expect that our growth in revenue from royalties will continue to outpace our growth in revenue from franchise fees. We also expect to see steadier growth from our royalty revenue, but our franchise fee revenue may decrease if franchisees choose our "no franchise fee" alternative. Our ADs generally receive 50% of the royalties derived from territories located in their area.

  •
  Advertising Fees:    We earn advertising fee revenue from our franchisees. Our franchise agreement requires all franchisees to pay us an advertising fee of 5% of the franchisee's tax preparation revenue, which we use primarily to fund collective advertising efforts.

  •
  Financial Products:    We offer two types of financial products: "refund transfer" products, such as ERCs, which involve providing a means by which a customer may receive his or her refund more quickly and conveniently, and refund-based loans, such as RALs and ICAs. We earn fees from the use of these financial products. See "Business — Tax Preparation in the Liberty System."

  •
  Tax Preparation Fees:    We also earn tax preparation revenue directly from both the operation of company-owned offices and the provision of tax preparation services through our eSmartTax online product.

For purposes of this section and throughout this prospectus, all references to "fiscal 2012," "fiscal 2011," "fiscal 2010" and "fiscal 2009" refer to our fiscal years ended April 30, 2012, 2011, 2010 and 2009, respectively. For purposes of this section and throughout this prospectus, all references to "year" or "years" are the respective fiscal year or years ended April 30 unless otherwise noted in this prospectus, and all references to "tax season" refer to the period between January 1 and April 30 of the referenced year.

	Fiscal Years Ended and as of April 30,			Three Months Ended and as of July 31,
	2009	2010	2011	2010	2011
	(dollars in thousands, except net average fee per tax return prepared, systemwide revenue per office and fees per tax return)
Results of Operations:
Total revenue	$79,278	$84,627	$95,524	$4,516	$4,868
Operating income (loss)	$22,274	$16,363	$28,515	(7,289)	(8,038)
Net income (loss)	$12,079	$11,002	$15,762	(4,499)	(4,979)
Other Financial and Operational Data:
Franchisees	1,801	1,901	1,941	*	*
Number of franchised offices	3,026	3,462	3,790	*	*
Number of company-owned offices	65	69	55	*	*
Tax returns prepared	1,766,000	1,912,000	2,044,000	*	*
Net average fee per tax return prepared in our offices	$149	$170	$174	*	*
Systemwide revenue	$243,600	$304,300	$338,600	*	*
Systemwide revenue per office	$78,809	$86,180	$88,062	*	*
Number of financial products	719,000	783,000	902,000	*	*

*
We have not presented this data for the three-month periods ended and as of July 31, 2010 and 2011 because this information is driven by our operations during tax season, and is not meaningful for the quarterly periods.

In evaluating our performance, our management focuses on several metrics that we believe are key to our continued success:

  •
  Net growth in office locations.    Our growth in office locations from year to year is a function of the sale of new territories, offset by locations that our franchisees or we close from year to year. In fiscal 2011, our franchisees acquired 284 new territories in the U.S. in which new offices were open for the 2011 tax season, and opened an additional 338 offices in U.S. territories that had been sold in prior years. Our net increase in offices of 306 reflects the fact that because of franchise terminations and other reasons, 316 offices that operated in the 2010 tax season were closed before the 2011 season.

    In the quarters prior to tax season, management focuses on the sales of new franchise territories to increase growth of new office locations and contribute to the success of the other metrics described below. During the three months ended July 31, 2011, we sold 47 new franchise territories, as compared to 22 such sales in the same period the prior year.

    We also utilize our AD program to focus on areas with large underdeveloped groups of territories we believe would benefit from the dedicated sales attention that an AD brings to our franchise sales process. While we intend to grow our franchise network through the sale of new AD areas, opportunities often arise to acquire underperforming AD areas or AD areas in more mature markets at favorable terms, offering us better future profitability from the associated franchise locations as a consequence of repurchasing the area rights of those ADs.

  •
  Growth in the number of returns prepared.    We strive to provide our franchisees with the resources and training needed to grow their own revenue, and one of the principal factors in that growth is growth in the number of returns prepared. We and our franchisees prepared a total of approximately 1.7 million returns in our U.S. offices in the 2011 tax season, which was an increase of 10.5% from the 2010 tax season. That percentage increase was larger than the percentage growth in the number of Liberty Tax offices because more of our offices had been open for a greater number of years. Our new retail offices typically experience their most rapid growth during their first five years as they develop customer loyalty, operational experience and a referral base within their community. As our existing offices continue to "season," we anticipate that growth in returns will continue to exceed the percentage of growth in the number of offices.

  •
  Growth in systemwide revenue.    We earn most of our revenue from franchise fees, royalties and advertising fees. Therefore, the growth in systemwide revenue, which represents total revenue of our franchised and company-owned offices is not a direct measure of our performance. However, because our royalty revenue is derived from systemwide revenue, and because our cost structure is based on maintaining resources to support a franchise system, we believe that this information is important in obtaining an understanding of our financial performance. We believe systemwide revenue information aids in understanding how we derive royalty revenue, assists readers in evaluating our performance relative to competitors, indicates the strength of our franchised brand and demonstrates increases in recurring royalty revenue.

    Our systemwide revenue grew by 11.3% from fiscal 2010 to 2011, as compared to 24.9% from fiscal 2009 to fiscal 2010. This increase in 2011 was the result of the continued seasoning of newer offices, and of the additional offices added for the 2011 tax season. The increase in 2010 was attributable to seasoning and new offices opening in that tax season and a 15.0% increase in franchisee average fee per return prepared in the U.S. due to a reduced use of discounting in fiscal 2010.

  •
  Growth in the number of financial products obtained by customers in Liberty Tax offices.    As we describe elsewhere in this prospectus, we and our competitors face a challenging legal and regulatory environment with respect to the types and characteristics of the financial products we can enable our franchised and company-owned offices to make available to their customers. The availability of products in our offices drives customer loyalty and word of mouth referrals, and it is important that we give customers who view our services as an alternative to the lengthy process of receiving a tax refund by mail a full range of appropriate and competitive choices.

    Although we have faced and expect to continue to confront challenges in connection with financial products, we do not anticipate that additional changes will substantially affect the revenue we derive from financial products. First, although we experienced a significant reduction in revenue received from third-party product providers in fiscal 2010, that loss of revenue was a one-time event that we do not expect to recur because our remaining contractual relationships do not generate similarly significant revenue streams. Second, we now receive service fee revenue directly from the customers who acquire the different financial products we offer, so a shift among types of products (such as from RALs to ERCs) will not have a material effect on our results. Third, we have observed that as RALs have become more difficult to obtain, customers continue to desire other refund-based products, and tend to move from loan-based products to refund transfer products such as ERCs. For example, the total percentage of our customers obtaining a RAL, another loan-based product or an ERC increased to 44.1% in the 2011 tax season compared to 41.0% during the 2010 tax season, even as the percentage of customers receiving RALs decreased from 13.0% to 5.6%. Finally, we have begun to utilize our subsidiary, JTH Financial, LLC ("JTH Financial"), to offer financial products in certain of our offices through contractual arrangements with new financial product providers. We expect to grow that business, which we expect to enable us to ameliorate some of the less favorable economic terms we receive from our traditional providers. Our use of JTH Financial does involve increased costs in the form of technology and other administrative costs, but our fee structure for financial products should allow us to absorb those costs without any material adverse effect on our operating results.

Results of Operations

Three months ended July 31, 2011 compared to three months ended July 31, 2010

Revenues.    The table below sets forth the components and changes in our revenue for the three-month periods ended July 31, 2011 and July 31, 2010.

	Three Months Ended July 31,
			% Change
	2010	2011
	(dollars in thousands)
Franchise fees, net
Area developer	$597	$192	(68)%
Territory	444	1,011	128%
Royalties	509	700	38%
Advertising fees	270	318	18%
Financial products	130	159	22%
Interest income	1,951	2,021	4%
Tax preparation fees, net of discounts	149	156	5%
Other	466	311	(33)%

Total revenues	$4,516	$4,868	8%

Our total revenues increased by 8% in the first quarter of fiscal 2012, primarily due to a 128% increase in franchise fees from the sale of franchise territories and a 38% increase in royalties earned from our franchisees. The significant increase in franchise fees resulted from an increase in the number of franchise territories sold to 47 in the first quarter of fiscal 2012 compared to 22 in the prior year period, and the effect of having fewer of the territories sold located in AD areas, but was offset in part by a 68% decrease in the sale of AD areas, due to diminished sales of AD areas compared to the prior year. The impact of the increase in franchise sales on our revenues was mitigated by the fact that 12 of the new franchise territories were sold under our zero franchise fee program. The increase in royalties during the first quarter of fiscal 2012 was caused primarily by an increase in the percentage of royalties earned from territories that were not located in AD areas as compared to the prior year.

We experienced a 33% decrease during our fiscal first quarter in other revenue reflecting two principal causes. First, we sold fewer company stores in the first quarter of fiscal 2012 than during the same period of fiscal 2011, in part because we had fewer company stores available for sale in 2012 than in 2011.

Second, we also received $35,000 less in fees associated with the transfer of territories between franchisees in the fiscal 2012 quarter.

Operating expenses.    The following table details the amounts and changes in our operating expenses in and from the first quarter of fiscal 2012 and the same period in fiscal 2011.

	Three Months Ended July 31,
			% Change
	2010	2011
	(dollars in thousands)
Employee compensation and benefits	$5,261	$5,650	7%
Advertising	1,774	1,790	1%
General and administrative	3,313	3,844	16%
Depreciation, amortization and impairment charges	1,457	1,622	11%
Other expense	—	—	—

Total operating expenses	$11,805	$12,906	9%

Our total operating expenses increased by $1.1 million in the first quarter of fiscal 2012 compared to the same period of fiscal 2011, representing a 9% increase. The largest components of this increase were a 7% increase in employee compensation and benefits attributable to the addition of personnel as we added support personnel in anticipation of an increase in offices and franchisees from the prior year, and a 11% increase in depreciation, amortization and impairment charges, which was primarily caused by an increase in amortization related to software placed into service after the first quarter of fiscal 2011 and prior to the start of the fiscal 2011 tax season.

Other items.    There were no material changes in our other income between the first quarter of fiscal 2012 and the first quarter of fiscal 2011. We recorded income tax benefits in the first quarters of fiscal 2012 and 2011 (effective rates of 40.4% and 40.8%, respectively). However, because of the seasonal nature of our business, we expect that the losses we incur for the first three quarters of a fiscal year will be more than offset by the results of our fiscal fourth quarter.

Net loss.    Our net loss increased by 11% from the first quarter of fiscal 2011 to the first quarter of 2012, reflecting an increase in operating expenses of 9%, which more than offset our increase in revenues of 8%.

Fiscal year 2011 compared to fiscal year 2010

Revenues.    The table below sets forth the components and changes in our revenue for the years ended April 30, 2011 and 2010.

	Fiscal Years Ended April 30,
			% Change
	2010	2011
	(dollars in thousands)
Franchise fees, net
Area developer	$963	$6,858	612%
Territory	8,669	6,290	(27)%
Royalties	27,726	31,256	13%
Advertising fees	13,687	15,623	14%
Financial products	14,175	16,507	16%
Interest income	8,876	10,110	14%
Tax preparation fees, net of discounts	5,982	4,789	(20)%
Other	4,549	4,091	(10)%

Total revenues	$84,627	$95,524	13%

Our total revenues increased by 13% in fiscal 2011, primarily due to a six-fold increase in franchise fees from the sale of AD areas, a 13% and 14% increase, respectively, in royalties and advertising fees earned from our franchisees, and a 16% increase in financial products revenue. The significant increase in franchise fees from the sale of AD areas was due to the sale of several larger AD areas in fiscal 2011, which was offset in part by a 27% decrease in revenue from the sale of franchise territories. The increase in AD sales reflects our increased success in closing sales of AD areas in fiscal 2011, and the fact that the 2011 sales of AD areas included several more populous geographic areas that therefore had higher than average purchase prices. By contrast, the decrease in franchise territory sales in fiscal 2011 reflects a failure to close as many franchise sales in fiscal 2011 as in fiscal 2010.

The increase in our royalties and advertising fees revenue in fiscal 2011 was caused primarily by the growth in our number of offices open for the 2011 tax season and in the number of returns prepared by those offices.

The reduction in tax preparation fees in fiscal 2011 is the consequence of our operation of fewer company-owned offices during the 2011 tax season.

The increase in the interest income we received in fiscal 2011 reflects the additional lending we made to our franchisees and ADs for the acquisition of territories and areas and to our franchisees for working capital purposes. At April 30, 2011, our total amounts due from franchisees and ADs were 17% higher than at April 30, 2010.

Operating expenses.    The following table details the amounts and changes in our operating expenses in and from fiscal 2011 and fiscal 2010.

	Fiscal Years Ended April 30,
			% Change
	2010	2011
	(dollars in thousands)
Employee compensation and benefits	$24,526	$25,162	3%
Advertising	12,872	15,078	17%
General and administrative	17,871	20,537	15%
Loss on discontinued use of software	5,570	—	(100)%
Depreciation, amortization and impairment charges	7,305	6,062	(17)%
Other expense	120	170	42%

Total operating expenses	$68,264	$67,009	(2)%

Excluding the loss of $5.6 million associated with our decision in fiscal 2010 to discontinue the use of our former online tax preparation software, our total operating expenses increased by $4.3 million in fiscal 2011, or 7%. The largest components of this increase were a 17% increase in advertising expense due directly to the related increase in advertising fees, a $1.1 million increase in financial product rebates, which represents a portion of the fee income related to financial products that we elect to share with our franchisees (subject to possible offset for their portion of any guaranty obligations we are required to satisfy in connection with the defaults by financial product customers), and a $1.3 million increase in the amount we accrued for bad debts. The latter two items accounted for most of the increase in our general and administrative expenses. We expended more on advertising in fiscal 2011 compared to fiscal 2010 primarily because when our franchisees pay us more in advertising fees as their revenue increases, we in turn increase our related spending. The increase in product rebate payments reflected an increase in the revenues we generated from financial products in fiscal 2011, which we shared with our franchisees.

Other items.    We also experienced a $3.4 million reduction in other income in fiscal 2011, principally as a result of a decrease in net gains on short-term investments, which reflects the fact that we experienced gains associated with our short-term investments during fiscal 2010 that did not recur in fiscal 2011.

Moreover, we recognized $900,000 less in income associated with foreign currency transaction gains in 2011 compared to 2010. In addition, as shown below, because of our growth in operating income, our income tax expense increased 58% in fiscal 2011.

	Fiscal Years Ended April 30,
			% Change
	2010	2011
	(dollars in thousands)
Income before income taxes	$17,884	$26,636	49%
Income tax expense	$6,882	$10,874	58%
Effective tax rate	38.5%	40.8%

The increase in our effective tax rate from fiscal 2010 to fiscal 2011 was primarily a result of a greater percentage of our 2011 income before income taxes being earned in the United States, which is taxed at a higher rate than income earned in Canada.

Net income.    Our net income increased by 43% in fiscal 2011, reflecting an increase in operating income of 74%, and the fact that the increase in our revenues in fiscal 2011 grew faster than the increase in our operating expenses (excluding the effect of the loss on discontinued use of software in fiscal 2010).

Fiscal year 2010 compared to fiscal year 2009

Revenues.    The table below sets forth the components and changes in our revenue for the years ended April 30, 2010 and 2009.

	Fiscal Years Ended April 30,
	2009	2010	% Change
	(dollars in thousands)
Franchise fees, net
Area developer	$5,414	$963	(82)%
Territory	4,869	8,669	78%
Royalties	22,129	27,726	25%
Advertising fees	10,964	13,687	25%
Financial products	18,560	14,175	(24)%
Interest income	8,783	8,876	1%
Tax preparation fees, net of discounts	5,075	5,982	18%
Other	3,484	4,549	31%

Total revenues	$79,278	$84,627	7%

Our total revenues increased by 7% in fiscal 2010, primarily due to a 25% increase in royalties and advertising fees earned from our franchisees, and a 78% increase in revenue from territory sales to franchisees. The significant increase in franchise sales in fiscal 2010 is largely attributable to the depressed climate for franchise sales in fiscal 2009, when our sales effort was significantly hampered by the advent of the national economic crisis in fall 2008, which created substantial uncertainty among potential franchisees at the height of our franchise sales season. The increase was offset by an 82% decrease in franchise fees from the sale of AD areas, representing fewer sales of AD areas as compared to fiscal 2009, due to a decline in suitable opportunities for area sales in fiscal 2010. Our gain in revenues was further offset by a reduction of 24% in our revenue from financial products. This decrease was caused by the loss of fee income we had previously received from financial product providers because one of our providers exited the market for regulatory reasons, and because our new agreement with Republic Bank eliminated the fee income we had previously received. The loss of the income from Republic Bank was a one-time event that should not recur in future periods because we have no other third-party financial product providers that generate a similar stream of fee income that could be threatened by future changes in the financial products aspect of our business.

Operating expenses.    The following table details the amounts and changes in our operating expenses in and from fiscal 2010 and fiscal 2009.

	Fiscal Years Ended April 30,
	2009	2010	% Change
	(dollars in thousands)
Employee compensation and benefits	$21,418	$24,526	15%
Advertising	12,085	12,872	7%
General and administrative	16,551	17,871	8%
Loss on discontinued use of software	—	5,570	100%
Depreciation, amortization and impairment charges	5,313	7,305	37%
Other expense	1,637	120	(93)%

Total operating expenses	$57,004	$68,264	20%

Exclusive of the loss of $5.6 million associated with our discontinued software in fiscal 2010, our total operating expenses increased by 10% in fiscal 2010. The largest components of this increase were a 15% increase in employee compensation and benefits because we paid employee salary increases and bonuses in fiscal 2010 that we did not incur in fiscal 2009 because of our prior operating results that year, and because of a ten-fold increase from approximately $285,000 to $3.2 million in the amounts we accrued to pay financial product rebates to our franchisees. The rebates represent amounts we pay to our franchisees, subject to offset for bad debts associated with financial products, in order to share the revenue from financial products with our franchisees. The substantial change in 2010 was attributable to a fundamental change in the way in which we received fee income associated with financial products. Before fiscal 2010, we often received rebates on financial products from our financial products partners. Beginning with the 2010 tax season, our contractual relationships with our financial partners did not provide for rebates, and so we began to charge fees related to our services directly to tax customers and determined that a portion of these fees should be paid to the franchisees originating these products. We also experienced a 37% increase in the depreciation, amortization and impairment charges, which was primarily attributable to an increase in amortization of customer lists and AD rights of approximately $900,000 and an increase in the writedown of customer lists of approximately $800,000 because we decided not to operate previously acquired offices as company-owned offices. The reduction in other expense in fiscal 2010 was primarily the result of a litigation judgment of $1.3 million we expensed in fiscal 2009. See "Business — Legal Proceedings."

Other items.    We experienced a $1.5 million increase in income associated with foreign currency transaction gains in fiscal 2010 as compared to fiscal 2009, reflecting the benefit of the strong Canadian dollar. We also recognized an increase of $1.7 million from fiscal 2009 to fiscal 2010 in net gain on our short-term investments, reflecting the sale in fiscal 2010 of our investments that we liquidated in fiscal 2010. Because of our reduction in operating income, our income tax expense decreased 21% in fiscal 2010.

	Fiscal Years Ended April 30,
			% Change
	2009	2010
	(dollars in thousands)
Income before income taxes	$20,816	$17,884	(14)%
Income tax expense	$8,737	$6,882	(21)%
Effective tax rate	42.0%	38.5%

The decrease in our effective tax rate from fiscal 2009 to fiscal 2010 was primarily a result of a greater percentage of our 2010 income before income taxes being earned in Canada, which is taxed at a lower rate than income earned in the United States.

Net income.    Our net income decreased by 9% in fiscal 2010, reflecting a decrease in operating income of 27%, which was primarily attributable to the fact that we recognized a loss of $5.6 million associated with our discontinued software in fiscal 2010. That decision was based on our determination that the software was no longer economical to update.

Liquidity and Capital Resources

Overview of factors affecting our liquidity

Seasonality of cash flow.    Our tax return preparation business is seasonal, and most of our revenues and cash flow are generated during the period from early February through April 30. Following each tax season, from May 1 through early February of the following year, we rely significantly on excess operating cash flow from the previous season, from cash payments made by franchisees and ADs who purchase new territories and areas prior to the next tax season and make cash payments in connection with those purchases, and on the use of our revolving credit facility to fund our operating expenses and invest in the future growth of our business. Because we operate very few company-owned offices, our business is not capital intensive relative to our total revenue, and has historically generated a strong operating cash flow from operations on an annual basis. We devote a significant portion of our cash resources during the off season to finance the working capital needs of our franchisees.

Revolving credit facility.    In February 2008, JTH Tax, Inc. entered into a revolving credit facility. This revolving credit facility expires on March 31, 2013 and was amended in December 2010 to increase the maximum allowable borrowings from $100 million to $125 million. The outstanding borrowings on our revolving credit facility accrue interest at an adjusted one month LIBOR rate plus a margin that varies from 1.25% to 2.00%, depending on our leverage ratio. The interest rate on our revolving credit facility was 1.56% at July 31, 2011. This indebtedness is collateralized by substantially all of our assets, including the assets of our subsidiaries.

Under our revolving credit facility, we are subject to a number of covenants that could potentially restrict how we carry out our business, or that require us to meet certain periodic tests in the form of financial covenants. The restrictions we consider to be material to our ongoing business include the following:

  •
  We must satisfy a "leverage ratio" test that is based on our outstanding indebtedness at the end of each fiscal quarter.

  •
  We must satisfy a "fixed charge coverage ratio" test at the end of each fiscal quarter.

In addition, were we to experience certain types of changes in control affecting Mr. Hewitt's continuing control of us, or certain changes to the composition of our Board of Directors, we might become subject to an event of default under our revolving credit facility, which may result in the acceleration of our obligations under that facility.

Our revolving credit facility also contains customary affirmative and negative covenants, including limitations on indebtedness, limitations on liens and negative pledges, limitations on investments, loans and acquisitions, limitations on mergers, consolidations, liquidations and dissolutions, limitations on sales of assets, limitations on certain restricted payments and limitations on transactions with affiliates, among others.

Franchisee lending and potential exposure to credit loss.    A substantial portion of our cash flow during the year is utilized to provide funding to our franchisees and ADs. At July 31, 2011, our total balance of loans to franchises and ADs for working capital and equipment loans, representing cash amounts we had advanced to the franchisees and ADs, was $17.2 million. In addition, at that date, our franchisees and ADs together owed us an additional $85.6 million for unpaid amounts owed to us, typically representing the unpaid purchase price of new territories (in the case of franchisees) and areas comprising clusters of territories (in the case of ADs), and other amounts owed to us for royalties and other unpaid amounts for which our franchisees and ADs had outstanding payment obligations.

Our actual exposure to potential credit loss associated with franchisee loans is less than the aggregate amount of those loans because a significant portion of those loans are to franchisees located within AD areas, where our AD is ultimately entitled to a substantial portion of the franchisee fee and royalty revenues represented by some of these loans. For this reason, the amount of indebtedness of franchisees to us is effectively offset in part by our related payable obligation to ADs in respect of franchise fees and royalties. As of July 31, 2011, the total indebtedness of franchisees to us where the franchisee is located in an AD area was $52.2 million, but $14.6 million of that indebtedness represents amounts ultimately payable to ADs as their share of franchise fees and royalties.

Our franchisees make electronic return filings for their customers utilizing our facilities. Our franchise agreements allow us to obtain repayment of amounts due to us from our franchisees through an electronic fee intercept program before our franchisees receive net proceeds of the tax preparation and other fees they have charged to their customers on tax returns associated with financial products. Therefore, we are able to minimize the nonpayment risk associated with amounts outstanding to franchisees by obtaining direct electronic payment in the ordinary course throughout the tax season. Our credit risk associated with amounts outstanding to ADs is also mitigated by our electronic fee intercept program, which enables us to obtain repayments of amounts that would otherwise flow through to ADs as their share of franchisee fee and royalty payments, to the extent of an AD's indebtedness to us.

The unpaid amounts owed to us from our franchisees and ADs are collateralized by the underlying franchise or area and are guaranteed by the respective franchisee or AD and the related owner(s). Accordingly, to the extent a franchisee or AD does not satisfy its payment obligations to us, we may repossess the underlying franchise or area in order to resell it in the future. At July 31, 2011, we had an investment in impaired accounts and notes receivable and related interest receivable of approximately $7.3 million. We consider accounts and notes receivable to be impaired if the amounts due exceed the fair value of the underlying franchise and estimate an allowance for doubtful accounts based on that excess. Amounts due include the recorded value of the accounts and notes receivable reduced by the allowance for uncollected interest, amounts due to ADs for their portion of franchisee receivables, any related deferred revenue and amounts owed to the franchisee or AD by us. In establishing the fair value of the underlying franchise, we consider net fees of open territories and the number of unopened territories. At July 31, 2011, we have recorded an allowance for doubtful accounts for impaired accounts and notes receivable of $5.8 million. There were no significant concentrations of credit risk with any individual franchisee or AD as of July 31, 2011, and we believe that our allowance for doubtful accounts as of July 31, 2011 is adequate for our existing loss exposure. We closely monitor the performance of our franchisees and ADs, and will adjust our allowances as appropriate if we determine that the existing allowances are inadequate to cover estimated losses.

ICA guarantees.    During the 2011 tax season, we entered into a relationship with a non-bank lender to offer ICAs to customers in a limited number of our offices. We intend to expand this program in the 2012 and subsequent tax seasons. In exchange for the payment of a fee, we guarantee any loan losses incurred by the third party lender from the loans to our customers. During the 2011 tax season, we guaranteed approximately $2.0 million of loans in connection with our offering of ICAs. These loans are typically made with the expectation that they will only be outstanding for a few weeks. We are obligated to repurchase these loans if they are not repaid within 60 days. We expect the number of these loans made and the balance outstanding to peak early in the tax season, but significantly decrease as the tax season nears completion.

Dividends.    We have never declared or paid a cash dividend on our capital stock. Although we may pay cash dividends in the future, the payment of dividends will be at the discretion of our Board of Directors and will depend, among other things, on our earnings, capital requirements and financial condition, and our ability to dividend funds from our principal subsidiary under the terms of our revolving credit facility. Our ability to pay dividends will also be subject to compliance with the financial covenants that are contained in our revolving credit facility and may be restricted by any future indebtedness that we incur or issuances of preferred stock. See "Dividend Policy."

Sources and uses of cash

Operating activities.    In the first quarter of fiscal 2012, we used $2.1 million more cash from operating activities compared to the first quarter of fiscal 2011. Some of the items that contributed to the increase in our negative cash flow for the first quarter of fiscal 2012 compared to the prior year include:

  •
  Higher financial product rebate payments of $1.4 million, because fiscal 2011 rebates were paid in the first quarter of fiscal 2012, but substantially all of the fiscal 2010 financial product rebates had been paid prior to the first quarter of fiscal 2011. This change in timing related to the timing of the determination of our RAL guaranty obligations to Republic Bank.

  •
  Higher income tax payments of $1.1 million because substantially all taxes owed at April 30, 2011 were paid in the first quarter of fiscal 2012. In the first quarter of fiscal 2011 only a portion of the taxes owed at April 30, 2010 were paid during the first quarter of fiscal 2011, with the remainder being paid in the second quarter of fiscal 2011.

In fiscal 2011, we generated $6.7 million more cash from operating activities compared to fiscal 2010, which reflected increased revenue from franchise fees of $3.5 million, of royalties and advertising fees of $5.5 million, and financial product revenue of $2.3 million. Some of the items that contributed to our cash flow in fiscal 2011 include:

  •
  Higher franchisee fees, royalties and advertising fees of $3.9 million, which reflects an increase in AD franchise sales and an increase in offices and systemwide revenue and the associated increase in royalties.

  •
  Higher financial product fees of $1.0 million as we provided more financial products in fiscal 2011 than in fiscal 2010.

  •
  Lower financial product rebate payments of $3.4 million, because we paid the fiscal 2011 rebates in fiscal 2012.

  •
  Higher interest income of $1.5 million associated with an increase in amounts loaned to our franchisees for working capital needs and to purchase company-owned offices.

  •
  Lower other expense payments in fiscal 2011 of $1.3 million primarily associated with a litigation judgment paid in fiscal 2010.

Some of the factors that partially offset our cash flow in fiscal 2011 were:

  •
  Higher advertising payments of $1.5 million because we increased spending to match the increase in advertising fees.

  •
  Lower tax preparation fees of $1.2 million associated with our company-owned offices because we operated fewer company-owned offices in fiscal 2011 than in fiscal 2010.

  •
  Lower foreign currency transaction gains of $900,000 because gains experienced in fiscal 2010 did not recur in fiscal 2011.

  •
  Higher payroll related and general and administrative payments of $1.1 million because we hired more employees and incurred more costs to support the increase in offices and franchisees.

In fiscal 2010, we generated $5.8 million more cash from operations as compared to fiscal 2009, and this change was principally attributable to the following:

  •
  Higher franchisee fees, royalties and advertising fees of $7.7 million, which reflects an increase in offices and systemwide revenue and the associated increase in royalties.

  •
  Higher interest income of $900,000 associated with an increase in amounts loaned to our franchisees for working capital needs and to purchase franchises.

  •
  Higher tax preparation fees of $900,000 associated with our company-owned offices as we operated more company-owned offices in fiscal 2010 compared to fiscal 2009.

  •
  Lower general and administrative payments in fiscal 2010 of $3.1 million, because we made payments in fiscal 2009 for costs that were accrued at the end of fiscal 2008.

  •
  Higher foreign currency transaction gains of $1.5 million experienced in fiscal 2010, reflecting the benefit of the strong Canadian dollar as compared to fiscal 2009.

  •
  Higher other income receipts because we collected $400,000 more in commissions associated with the sales of franchises between franchisees and areas between ADs.

  •
  Lower income tax payments in fiscal 2010 of $2.1 million because we paid $2.8 million of our 2008 income taxes in fiscal 2009.

Some of the factors that partially offset our cash flow in fiscal 2010 were:

  •
  Lower financial product fees of $2.1 million because we lost fee income when one of our financial products providers exited the market after the 2009 tax season and we did not completely offset the decline in those fees with our fees charged on financial products.

  •
  Higher payroll-related payments of $1.4 million because we hired more employees in 2010 to support the increase in offices and franchisees, offset by bonuses paid in 2009 that did not recur in 2010.

  •
  Higher advertising payments of $1.0 million as we increased spending to match the increase in advertising fees.

  •
  Higher financial product rebate payments of $4.6 million because 2010 was the first year we paid rebates to our franchisees during the tax season.

  •
  Higher other expense payments in fiscal 2010 of $1.3 million primarily associated with a litigation judgment that was accrued at the end of 2009.

Investing activities.    In the first quarter of fiscal 2012, we utilized $5.2 million more cash for investing activities as compared to the same quarter in fiscal 2011. This increase was largely attributable to the following factors:

  •
  An increase of $2.5 million in the issuance of operating loans to our franchisees (including ADs), net of payments received on operating loans.

  •
  An increase of $3.1 million in purchases of property and equipment, attributable to an increase in software development costs of $2.6 million.

In fiscal 2011, we utilized $15.6 million more cash from investing activities as compared to fiscal 2010. This increase was largely attributable to the following factors:

  •
  A $326,000 net increase in the issuance of operating loans to our franchisees (including ADs), net of payments received on operating loans.

  •
  An increase of $1.5 million in purchases of property and equipment, which was attributable to an increase in software development costs of $4.6 million, offset by a decrease in building purchases of $3.3 million.

  •
  A decrease in net proceeds of sale of short-term investments of $14.9 million.

In fiscal 2010, we utilized $14.3 million less cash from investing activities as compared to fiscal 2009, primarily due to:

  •
  An increase of $17.1 million in proceeds from the sale of short-term investments, net of the same period purchases of short-term investments.

  •
  An increase of $1.4 million in the issuance of operating loans for franchisees, net of payments received on operating loans.

  •
  An increase of $2.6 million in purchases of property and equipment, attributable to the construction of the building for our corporate headquarters.

In fiscal 2009, we spent $2.3 million more in purchases of short-term investments than we received in proceeds from the sale of those investments, while in fiscal 2010 we received $14.9 million more in net proceeds from the sale of short-term investments than in fiscal 2009. Most of these short-term investments related to investments that we liquidated in fiscal 2010.

Financing activities.    In the first quarter of fiscal 2012, we generated $7.9 million more cash from financing activities as compared to the same quarter in fiscal 2011, primarily because our borrowings under our revolving credit facility exceeded our repayments during the first quarter of fiscal 2012 by $24.5 million, reflecting the seasonal use of our revolving credit facility, the balance of which had been fully repaid at April 30, 2011 but which was $24.5 million at July 31, 2011. This increase in borrowings was offset in part by a reduction of $1.4 million in common stock repurchases as compared to the same quarter in fiscal 2010, and a decrease of $1.4 million in the repayment of long-term debt, which reflects the timing of the current installments of long-term debt payments in each of the quarters. In the first quarter of fiscal 2012, we also received $885,000 less in proceeds from the exercise of stock options than in the previous fiscal year, reflecting primarily a change in timing of the exercise dates of stock options that expired in calendar years 2010 and 2011.

In fiscal 2011, we used $7.9 million less cash for financing activities as compared to fiscal 2010, primarily because our repayments under our revolving credit facility during fiscal 2010 exceeded our borrowings under our revolving credit facility by $10.0 million that year, reflecting the repayment of our revolving credit facility balances as of April 30, 2009 with the net proceeds from the sale of short-term investments. During fiscal 2011, we borrowed $42.0 million more under our revolving credit facility than during fiscal 2010, but repaid the entire balance of our revolving credit facility prior to the end of the fiscal year. In both years, we expended more than $10 million in repurchases of our common stock, which amounted to $10.2 million for fiscal 2010 and $10.1 million for fiscal 2011. These repurchases occurred primarily to reduce the size of our shareholder base and to provide liquidity to our shareholders. We do not currently anticipate additional repurchases at any significant level following the completion of this offering. In fiscal 2011, we also repurchased from one of our stockholders $2.7 million of that stockholder's preferred stock.

In fiscal 2010, we used $17.8 million more cash for financing activities compared to fiscal 2009, again primarily due to the excess in our repayments on our revolving credit facility over borrowings on our revolving credit facility during fiscal 2010. We engaged in $8.6 million in repurchases of our common stock during fiscal 2009, and received $7.1 million in proceeds from the issuance of common stock in fiscal 2009 to a private equity investor, which has not recurred in fiscal 2010 or 2011.

Future cash needs and capital requirements

Operating cash flow needs.    We believe that our existing revolving credit facility will be sufficient to support our cash flow needs for the foreseeable future.

The maximum balance of our revolving credit facility during fiscal 2011 was $104.1 million on February 3, 2011, and by April 30, 2011, we were able to repay the entire balance of our revolving credit facility. At July 31, 2011, the outstanding balance of our revolving credit facility was $24.5 million. At April 30,

2011, using the leverage ratio that is applicable under our loan covenants at the end of each fiscal year, our maximum unused borrowing capacity was $102.5 million. At July 31, 2011, using the leverage ratio that was applicable at that date, our maximum unused borrowing capacity was $76.7 million. Our leverage ratio requirement at January 31, 2012 and 2013 will be 4:1 as compared to the 3:1 ratio applicable as described below for the other quarters of the fiscal year.

We believe several factors will affect our cash flow in future periods, including the following:

  •
  The extent to which we extend additional financing to our franchisees and ADs, beyond the levels of prior periods.

  •
  The extent and timing of our expenditures related to our NextGen project. Our NextGen project is an integral part of our determination to deliver an improved level of service to our franchisees. In addition to integrating our online and retail-based tax preparation software, we expect the NextGen project, when fully deployed, to improve the ability of our franchisees to comply with financial information protection requirements by moving most tax preparation information to a secure centralized platform, and to provide web-based support services in a way that will be both more accessible to our franchisees and their employees and less expensive for us to provide.

  •
  The cash flow effect of selling franchises under our new program allowing franchisees to purchase additional territories without making any cash down payment. In fiscal 2011, we received down payments from our franchisees on franchise territories of $3.7 million during the nine months ended January 31, 2011. Therefore, if a significant number of our new territory purchases in 2012 are made under the new structure that does not require down payments, our cash flow during the first three quarters of our fiscal year could be adversely affected.

  •
  The offsetting impact beginning in the fourth quarter of fiscal 2012 of the higher royalty rates we will receive from franchisees who elect to purchase territories under the no down payment plan.

  •
  The extent to which we engage in stock repurchases. We do not currently anticipate additional stock repurchases at any significant level immediately following this offering.

  •
  Our ability to generate fee and other income related to financial products in light of regulatory pressures on us and our business partners.

  •
  The extent to which we repurchase AD areas in order to allow us to receive a full stream of royalties from the franchisees in the AD areas in future periods.

  •
  The extent, if any, to which our Board of Directors elects to declare dividends on our common stock.

Effect of our revolving credit facility covenants on our future performance.    Our existing revolving credit facility, which expires after the peak of the tax season in 2013, imposes several restrictive covenants. The revolving credit facility contains a covenant that requires us to maintain a "leverage ratio" of not more than 4:1 at the end of each fiscal quarter ending January 31, and a ratio of not more than 3:1 at the end of each other fiscal quarter. The higher permitted leverage ratio at the end of the January 31 quarter reflects the fact that as of that date, we have typically extended significant credit to our franchisees for working capital and other needs that is not reflected in revenue that we receive from our franchisees until the period beginning in February each year. At January 31, 2011, April 30, 2011 and July 31, 2011, we had a leverage ratio of 3.26:1, 0.16:1 and 0.83:1, respectively, calculated as follows:

	Twelve months ended or at
	January 31, 2011	April 30, 2011	July 31, 2011
	(dollars in thousands)
Revolving credit facility EBITDA	$32,444	$36,016	$35,408

Debt
Revolving credit facility	$100,548	$—	24,452
Long-term debt	4,189	4,458	3,855
Fair value of interest rate swaps	1,147	1,134	1,245

Total	$105,884	$5,592	$29,552

Leverage ratio to 1	3.26	0.16	0.83

The following table reconciles the EBITDA calculation we make for the purposes of our revolving credit facility to our net income:

	Twelve months ended
	January 31, 2011	April 30, 2011	July 31, 2011
	(dollars in thousands)
Net income	$10,286	$15,762	$15,282
Income tax expense	6,880	10,874	10,609
Interest expense	1,973	1,954	2,010
Depreciation, amortization and
impairment charges	6,191	6,062	6,227
Loss on discontinued use of
software	5,570	—	—
Stock-based compensation	1,303	1,494	—
Other, net	241	(130)	1,280

Revolving credit facility EBITDA	$32,444	$36,016	$35,408

As shown above, our ratio at April 30, 2011 was 0.16:1, reflecting the fact that we had no balance outstanding on our revolving credit facility at that date. However, using the 3:1 test, our available borrowing capacity under the revolving credit facility at April 30, 2011 was $102.5 million. The leverage ratio is measured only at the end of each fiscal quarter, and so there may be times at which we exceed the quarter-end leverage ratio during the quarter, which we are permitted to do provided that our leverage ratio is within the allowable ratio at quarter-end. At July 31, 2011 our ratio was 0.83:1, and our unused borrowing capacity was $76.7 million.

We also are obligated to satisfy a fixed charge coverage ratio test which requires that ratio to be not less than 1.50:1 at the end of every fiscal quarter. At January 31, 2011, April 30, 2011 and July 31, 2011, our fixed charge coverage ratios were 4.10, 2.79 and 5.51, respectively, calculated as follows.

	Twelve months ended or at
	January 31, 2011	April 30, 2011	July 31, 2011
	(dollars in thousands)
Amount available to cover fixed charges
Revolving credit facility EBITDA	$32,444	$36,016	$35,408
Less:
Cash paid for income taxes	7,509	8,032	9,169
Cash paid for capital expenditures	4,839	7,051	10,135

Total	$20,096	$20,933	$16,104

Fixed charges for the period
Interest expense	$1,973	$1,954	$2,010
Scheduled payments on term debt	2,932	2,289	914
Restricted payments	—	3,259	—

Total	$4,905	$7,502	$2,924

Fixed charge coverage ratio to 1	4.10	2.79	5.51

We were in compliance with the ratio tests described in this section as of July 31, 2011. We expect to be able to manage our cash flow and our operating activities in such a manner that we will continue to be able to satisfy our obligations under the revolving credit facility for the remainder of the term of that facility.

Seasonality of Operations

Given the seasonal nature of the tax return preparation business, we have historically generated and expect to continue to generate most of our revenues during the period from January 1 through April 30. In fiscal 2011 we earned 81% of our revenues during this period. We historically operate at a loss through the first eight months of each fiscal year, during which we incur costs associated with preparing for the upcoming tax season.

Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

We are subject to inherent risks attributed to operating in more than one country. Most of our revenues, expenses and borrowings are denominated in U.S. dollars. Our operations in Canada, including the advances we make to our Canadian subsidiary, are denominated in Canadian dollars, and are therefore subject to foreign currency fluctuations. For fiscal 2011, a 5% change in the exchange rate of the Canadian dollar relative to the U.S. dollar would have had a $79,000 impact on our net income, and a $656,000 impact on our total assets at April 30, 2011. We use, and may continue to use in the future, derivative financial instruments, such as forward contracts, to manage foreign currency exchange rate risks. See "— Off Balance Sheet Arrangements."

Interest rate risk

We are subject to interest rate risk in connection with our revolving credit facility, which provides for borrowings of up to $125 million and bears interest at variable rates. Assuming our revolving credit facility is fully drawn, each eighth of a percentage point change in interest rates would result in a $0.2 million change in annual interest expense on our revolving credit facility. We have entered into hedging instruments, involving the exchange of floating for fixed rate interest payments, to reduce interest rate volatility. See "— Off Balance Sheet Arrangements."

Off Balance Sheet Arrangements

We are a party to interest rate swap agreements that allow us to manage fluctuations in cash flow resulting from changes in the interest rate on our revolving credit facility. These swaps effectively change the variable-rate of our revolving credit facility into a fixed rate revolving credit facility. Under the swaps, we receive a variable interest rate based on the one month LIBOR and pay a fixed interest rate of 2.49% or 2.52% under the different swaps. The notional amounts of the swaps vary from $10 million to $70 million per month, depending on our forecasted seasonal borrowings. At July 31, 2011, the fair value of our interest rate swaps was a liability of $1.2 million, and was included in accounts payable and accrued expenses.

We also enter into forward contracts to eliminate exposure related to foreign currency fluctuations in connection with the short-term advances we make to our Canadian subsidiary in order to fund personal income tax refund discounting for our Canadian operations. At July 31, 2011, there were no forward contracts outstanding, but we expect to enter into forward contracts in the future during the Canadian tax season.

Commitments and Contingencies

The following table sets forth certain of our contractual obligations as of April 30, 2011.

	Contractual Obligations
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(dollars in thousands)
Long-term debt obligations(1)	$5,191	$2,151	$376	$376	$2,288
Capital lease obligations	99	22	44	33	—
Operating lease obligations(2)	6,725	3,127	2,798	615	185
Purchase obligations(3)	7,039	5,984	1,055	—	—

Total contractual obligations	$19,054	$11,284	$4,273	$1,024	$2,473

(1)
Amounts include mandatory principal payments on long-term debt, as well as estimated interest of $197, $291, $281, and $57 for less than 1 year, 1-3 years, 3-5 years, and more than 5 years, respectively.

(2)
We sublease most of the office spaces represented by this line item, and anticipate sublease receipts from franchisees of $2,342, $2,238, $502, and $185 for less than 1 year, 1-3 years, 3-5 years, and more than 5 years, respectively.

(3)
Amounts are primarily for advertising expense and for software licenses, maintenance and development.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The following critical accounting policies may affect reported results.

Revenue Recognition.    We recognize franchise fees, net of a provision for franchise fee refunds, when our obligations to prepare the franchise for operation have been substantially completed. Our franchise fees also include AD sales. When we finance franchise fees, we record the franchise fees as deferred revenue until the franchisee or AD has made a significant financial commitment (payment of 20% of the franchise fee) and met certain training criteria, which require franchisees to pass our entry level franchisee training course and ADs to complete equivalent AD training.

We recognize royalties and advertising fees currently as our franchised territories generate sales. These amounts are recognized net of amounts due to ADs for their portion of royalty payments. When we sell company-owned offices and finance those sales, we defer gains on the sales until the purchaser has made a significant financial commitment (20% of the purchase price), but recognize losses on the sales immediately upon sale, where applicable.

Derivative Instruments and Hedging Activities.    We account for derivatives and hedging activities and recognize all derivative instruments as either assets or liabilities on our balance sheet at their respective fair values. For derivatives designated in hedging relationships, changes in fair value are either offset through earnings against the change in fair value of the hedged item attributable to the risk being hedged, or recognized in income to the extent the derivative is effective at offsetting the changes in cash flows being hedged until the hedged item affects earnings. For derivative instruments that are designated and qualify as part of a cash flow hedging relationship, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

We discontinue hedge accounting prospectively when we determine that the derivative is no longer effective in offsetting cash flows attributable to the hedged risk, the derivative expires or is sold, terminated or exercised, the cash flow hedge is de-designated because a forecasted transaction is not probable of occurring, or we determine to remove the designation of the cash flow hedge. Whenever hedge accounting is discontinued and the derivative remains outstanding, we continue to carry the derivative at its fair value on the balance sheet and recognize any subsequent changes in fair value in earnings. When it is no longer probable that a forecasted transaction will occur, we discontinue hedge accounting and recognize immediately earnings gains and losses that were accumulated in other comprehensive income related to the hedging relationship.

Long-Lived Assets.    We review our long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We measure recoverability by comparison of the carrying value of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. We recognize and measure potential impairment at the lowest level where cash flows are individually identifiable. If the carrying amount of an asset exceeds its estimated future cash flows, we recognize an impairment charge equal to the amount by which the carrying value of the asset exceeds the fair value of the asset. We determine fair value through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals. If assets are to be disposed of, we separately present these assets in the balance sheet and report them at the lower of the carrying amount or fair value less selling costs, and no longer depreciate them. When we have assets classified as held for sale, we present them separately in the appropriate asset and liability sections of the balance sheet.

Allowance for Doubtful Accounts.    Our allowance for doubtful accounts includes our best estimate of the amount of probable credit losses in our existing accounts receivable and notes receivable. Because the repayment of accounts receivable and notes receivable are dependent on the performance of the underlying franchises, at the end of each reporting period we estimate the amount of the allowance for uncollectible accounts based on a comparison of amounts due to the estimated fair value of the underlying franchise.

Stock Compensation Expense.

We calculate the cost of our employee stock-based compensation based on the grant date fair value of stock option awards using the Black-Scholes-Merton option pricing model. We recognize compensation costs for an award that has a graded vesting schedule on a straight-line basis over the service period for the entire length of the stock option award.

The following chart indicates the number of stock options granted during fiscal 2011 and during the quarter ended July 31, 2011, the fair value of the underlying stock as determined by the Company, and the per share total stock compensation expense that will be recognized by the Company in connection with the stock option grants:

Date and Year of Grant	Number of Options Granted	Average Exercise Price	Fair Value of Underlying Common Stock	Per Share Stock Compensation Expense	Aggregate Stock Compensation Expense
June 2010	848,800	$15.04	$15.00	$2.42	$2,054,169
February 2011	200,000	$15.00	$15.00	$3.03	$606,000
June 2011	423,670	$15.00	$15.00	$2.31	$976,868

See "—Critical Accounting Estimates" for a discussion of the factors we considered in determining the fair value of the underlying stock.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with GAAP. In connection with the preparation of our financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, we review the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 1, Organization and Significant Accounting Policies, of the Notes to our Consolidated Financial Statements. We believe that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. We have reviewed these critical accounting estimates and related disclosures with the Audit Committee of our Board of Directors.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Allowance for doubtful accounts
We establish our allowance for doubtful accounts for our trade accounts receivable and notes receivable based on a comparison of the amount due to the estimated fair value of the underlying franchise. In establishing the fair value of the underlying franchise, management considers net fees of open offices and the number of unopened offices.	Our calculation of the allowance requires management to make assumptions regarding the fair value of the franchise to which the account relates.	A 10% decrease in our valuation of franchise territories at July 31, 2011 would have increased our allowance for doubtful accounts by approximately $400,000 at that date.
Long-lived assets
Long-lived assets other than goodwill and indefinite-lived intangible assets, which are separately tested for impairment, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.
When evaluating long-lived assets for potential impairment, we first compare the carrying value of the asset to the asset's estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows are less than the carrying value of the asset, we calculate an impairment loss. The impairment loss calculation compares the carrying value of the asset to the asset's estimated fair value, which may be based on estimated future cash flows (discounted and with interest charges). We recognize an impairment loss if the amount of the asset's carrying value exceeds the asset's estimated fair value. If we recognize an impairment loss, the adjusted carrying amount of the asset becomes its new cost basis. For a depreciable long-lived asset, the new cost basis will be depreciated (amortized) over the remaining useful life of that asset.	Our calculation of the allowance requires management to make assumptions regarding the fair value of the franchise to which the account relates.	We have not made any material changes in the accounting methodology we use to assess impairment loss during the past three fiscal years.
We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate long-lived asset impairment losses. However, if actual results are not consistent with our estimates and assumptions used in estimating future cash flows and asset fair values, we may be exposed to losses that could be material.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Stock-based Compensation
We have based the valuation of the common stock underlying stock options granted to directors and employees on transactions in which the Company has repurchased stock, or in which we have evidence of arms-length transactions between third parties. We use that valuation to determine the cost of our employee stock-based compensation. The value of stock options is also impacted by expected volatility of the price of our common stock.	Our calculation of the cost of employee stock-based compensation depends on the assumption that the exercise price provided for stock options constitutes the fair value of the awards at the grant date.	For each of fiscal 2009, fiscal 2010 and fiscal 2011, we established the fair value of our common stock at the date of various stock option grants at $15.00 per share. A $1.00 increase in the per share valuation of the stock with respect to options granted during fiscal 2011 would have increased our stock compensation expense by $85,000, and a $1.00 decrease in that valuation would have reduced our stock compensation expense by $87,000. As a public company, our stock price could experience significantly greater volatility, which could increase the fair value of options awarded in the future.

Recently Issued Accounting Standards

For the year ended April 30, 2011, we adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (formerly FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R)). The adoption of ASU No. 2009-17 did not have a material effect on our consolidated financial statements.

In April 2010, the FASB issued FASB ASU 2010-17, Revenue Recognition — Milestone Method of Revenue Recognition, under FASB Accounting Standards Codification ("ASC") 605, Revenue Recognition. The new guidance defines specific criteria for evaluating whether the milestone method is appropriate for the purposes of assessing revenue recognition. FASB ASU 2010-17 stipulates that consideration tied to the achievement of a milestone may only be recognized if it meets all of the defined criteria for the milestone to be considered substantive. The guidance also requires expanded disclosures about the overall arrangement, the nature of the milestones, the consideration and the assessment of whether the milestones are substantive. FASB ASU 2010-17 is effective for us on a prospective basis for milestones achieved in fiscal years and interim periods beginning in the year ended April 30, 2012. We do not expect that the adoption of FASB ASU 2010-17 will have a material effect on our consolidated financial statements.

In July 2010, the FASB issued FASB ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. This guidance requires enhanced disclosures about the allowance for credit losses and the credit quality of financing receivables and applies to financing receivables held by all creditors. The additional disclosure requirements are included in Note 2 of our consolidated financial statements included in this prospectus.

In December 2010, the FASB issued FASB ASU 2010-28, Intangibles — Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. The amendments affect reporting units whose carrying amount is zero or negative, and require performance of Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, a reporting unit would consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance. The reporting unit would evaluate if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. This guidance is effective beginning in the year ended April 30, 2012. We do not expect that this guidance will have a material effect on our consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29, Business Combinations (ASC Topic 805) — Disclosure of Supplementary Pro Forma Information for Business Combinations. This amendment expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This amendment is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. We intend to adopt this guidance in the year ended April 30, 2012. Other than requiring additional disclosures with any potential acquisitions, the adoption of this new guidance will not have a material effect on our consolidated financial statements.

In May 2011, FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This ASU amends the language and methods used in ASC 820, Fair Value Measurements, to be consistent with language and methods used in International Financial Reporting Standards ("IFRS"). This ASU is part of FASB's ongoing effort to converge GAAP with IFRS. We intend to adopt this guidance in the quarter ending January 31, 2012. We do not expect that this guidance will have a material effect on our consolidated financial statements.

In June 2011, FASB issued ASU 2011-05, Presentation of Comprehensive Income. This update changes the methods for presenting comprehensive income, and eliminates the method of including comprehensive income in the statement of stockholders' equity. After adoption, an entity will have the option of presenting to total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. We intend to adopt this guidance in the quarter ending January 31, 2012. Because it only affects presentation, we do not expect that this guidance will have a material effect on our consolidated financial statements.

Business

Overview

We are one of the leading providers of tax preparation services in the United States and Canada. As measured by both the number of returns prepared and the number of retail offices, we are the third largest and fastest growing national retail preparer of individual tax returns in the United States and the second largest retail preparer of individual tax returns in Canada. From 2001 through 2011, we have grown the number of U.S. tax returns prepared in our offices from approximately 137,000 to nearly 1.7 million. These services and related financial products are offered primarily through franchised locations, although we operate a very limited number of company-owned offices each tax season. All of the offices are operated under the Liberty Tax Service brand. Since the 2001 tax season, our percentage share of the paid tax preparation market in the United States has increased from 0.2% to 2.0%.

From 2001 through 2011, we have grown our number of tax offices from 508 to nearly 3,900. We and our franchisees operated 3,590 offices in the United States during the 2011 tax season, a 9.3% increase over the 2010 tax season, when we operated 3,284 offices, which was itself a 15.3% increase over the number of offices operated in the 2009 tax season.

The following table indicates the number of offices open at any point during the tax season and the number of total tax returns filed through these offices during the fiscal year ended April 30 of each year.

	2007	2008	2009	2010	2011
Offices	2,381	2,695	3,091	3,531	3,845
Tax returns prepared in our offices	1,313,000	1,456,000	1,632,000	1,795,000	1,946,000

We provide our customers with value-added federal and state tax preparation services and related financial products both in retail offices and online. Our target customers include taxpayers who for reasons of complexity, convenience or the need for prompt tax refunds desire the assistance of assisted tax preparation services. Our customer growth is driven by our ability to capture an increasing share of a continuously expanding tax preparation market.

We believe that our franchise system is the core of our highly scalable business model and the keystone of our growth. Virtually all of the Liberty Tax offices are operated by franchisees. Because we do not own or operate a significant number of tax offices, we are able to focus on marketing, franchisee coaching and support, financial product development and other initiatives that drive our overall success. In addition, our franchise model allows us to grow our tax system with minimal capital expenditures or fixed cost investments.

Our franchise model has been recognized as an attractive investment opportunity for entrepreneurs. In May 2011, Entrepreneur Media ranked us as the best tax franchise opportunity, as well as the seventh fastest growing franchise system, based on the number of new franchise units added in the U.S. and Canada from 2009 to 2010. On January 18, 2011, Forbes ranked us as the eleventh best franchise to start based on the estimated minimum initial investment, store survival rate, training hours offered and the total number of franchise locations. We believe our system offers best in class training and support to both new and existing franchisees. We have focused on keeping the cost of establishing a Liberty Tax franchise relatively low compared to other opportunities available to potential franchisees in order to attract motivated entrepreneurs seeking to minimize their initial costs. We believe this low upfront capital requirement, combined with the potential for attractive office level profitability, provides an opportunity for a significant return on investment for our franchisees.

Our growth is also reflected in our financial performance. Our total revenues grew to $95.5 million in 2011 from $84.6 million in 2010, and our net income increased to $15.8 million in 2011 from $11.0 million in 2010. Our systemwide revenue, which is the base from which we derive franchise royalties, grew to

$338.6 million in 2011 from $304.3 million in 2010. Our systemwide revenue represents the total tax preparation revenue generated by our franchised and company-owned offices.

Our Industry and Market Opportunity

We believe that Liberty Tax Service is well positioned to increase our share of the paid tax preparation market because of our strong brand, the strength of our franchise model, and our ability to take advantage of industry consolidation.

During calendar year 2011, there are expected to be 141 million tax returns filed with the IRS, of which 131 million tax returns were already filed during the 2011 tax season. The IRS expects the number of tax returns to continue to grow, and projects a greater than 5% increase in tax return filings from 2011 to 2015, as illustrated below.

Total Individual Returns

Source: IRS website. The "P" designation for calendar years 2011 and later reflects IRS projections.

The tax return preparation market is divided into two primary distinct sectors: paid tax preparation and DIY preparation, which includes traditional "pen and paper" preparation as well as DIY preparation through online and software-based tax products. Although recent years have seen growth in the relative portion of the DIY sector that has been captured by online and software-based tax products, the separate paid tax preparation sector, in which we and our franchisees primarily compete, has also continued to grow. The stability within the paid tax preparation sector and our growth within that sector are illustrated in the following tables. The tables below include data from the tax season of each referenced year:

Tax Preparation Market Sectors

Source: IRS website.

The percentage of returns filed through paid tax preparers has remained relatively stable over the past decade, with material year-to-year variations generally in years where government tax rebate programs cause a spike in filings by taxpayers who might otherwise not have filed, or where recessionary conditions, as in 2009, temporarily depress filings. The growth in the number of individual returns reflects a consistent trend over many years, and the historical data and projected IRS information indicates that both the number of individual returns prepared and those prepared by paid tax preparers have increased and we believe it will continue to increase at a relatively constant rate over the next several years. Since the 2001 tax season, our percentage share of the paid tax preparation market in the United States has increased from 0.2% to 2.0% based on IRS data reflecting the paid tax preparation market, as illustrated below.

Liberty's Share of the Paid Tax Preparation Market

As shown in the following chart, in the 2011 tax season, only approximately 23% of the paid tax preparation market was represented by the national retail tax preparation companies: Liberty Tax and our two national competitors, H&R Block and Jackson Hewitt, each operating under a different business model. While virtually all of our offices are operated by franchisees, H&R Block primarily operates company-owned offices and Jackson Hewitt operates a mixture of franchised and company-owned offices. The remaining 77% of the paid tax preparation market is primarily comprised of tens of thousands of independent tax preparers operating at a local and regional level. We believe most of these independent preparers operate individual or a limited number of locations. As the industry continues to consolidate, we believe our most likely potential customers are those taxpayers with an adjusted gross income ("AGI") of less than $75,000. This group of taxpayers comprises approximately 70% of the total paid tax preparation market that is not currently served by one of the three national retail tax preparation companies.

2011 Paid Tax Preparation Market Share

The information in the table above reflects the market share of the respective groups with respect to the paid tax preparation market as reported by the IRS. The information for H&R Block and Jackson Hewitt is based upon publicly available filings.

Our Business Strengths

We attribute our success in the retail tax preparation industry to a number of strengths:

We are a market leader in providing retail tax preparation services.    We are presently the third largest provider of retail tax preparation services in the United States and the second largest provider of retail tax preparation services in Canada as measured by number of tax returns prepared and the number of retail offices. We have a network of 1,941 franchisees and nearly 3,900 offices, the majority of which have been opened within the past five years, and many of which are in the initial stages of growth. We believe that there is no existing smaller competitor in the retail tax preparation market that could challenge our market position on a national scale due to the expense and length of time required to develop the infrastructure, systems and software necessary to create and support a nationwide network of tax preparation offices. As a result, we believe that it would be difficult for an additional national competitor to emerge in our market for the foreseeable future. Moreover, our brand identity and substantial growth have helped us cement strong repeat business in our offices. Our brand is reinforced by our Liberty logo and our unique advertising techniques, which include personalized and highly visible marketing strategies. We believe our model creates a powerful platform that allows our franchisees to continue to grow their scale and profitability as they become more seasoned.

A highly scalable and attractive franchise business model.    Our franchise model enables us to rapidly expand while keeping capital expenditures and fixed cost investments low. Virtually all of our offices are operated by franchisees, which allows us to focus on marketing, training and expanding our value-added services, while our franchisees focus on locating and opening new office locations and increasing the number of customers at existing locations. We believe that our time-tested and proven franchise strategy, when combined with the economics of our low-cost franchise model, enables us to grow our brand by attracting highly motivated entrepreneurs. Our standard franchise fee per territory is $40,000, which is typically lower than other franchise opportunities, and we offer our franchisees flexible structures and financing options for franchise fees and royalty payments. We believe we offer a stable franchise opportunity and have designed our franchise model to closely align our interests with those of our franchisees in an effort to promote their profitability and return on investment. Our status as a market leader is demonstrated by the fact that we continue to be highly ranked in independent national publications that rank the attractiveness of franchise opportunities and franchisee satisfaction.

Our franchisee and consumer-oriented strategy drives our success and enhances our relationships with our franchisee base.    We believe that we must deliver value to both our franchisees and their customers to further drive our success. We encourage a collaborative and open culture among our franchise base and are proactive in providing ongoing training opportunities to both new and established franchisees. We actively manage our franchise base by enforcing franchisee performance standards in order to optimize systemwide revenue and the royalties we receive from our franchisees. Because of the room for growth in our franchise system, we provide our high-quality franchisees the opportunity to increase the number of offices they own and operate. Our franchise model appeals to a select group of highly motivated individuals who are attracted to a platform that requires them to be intensely focused during the relatively short tax season but also enables them to pursue other business and personal endeavors throughout the rest of the year. Because the personal success of our franchisees is directly tied to the success of their individual offices, we believe our franchisees are more focused than the operators of our primary competitors' non-franchised offices on both providing a positive customer service experience and delivering value to their customers.

The paid tax preparation business is inherently a neighborhood business, and we support our franchisees in utilizing our model in a way that allows them to maximize the success of their offices. Franchisees interact directly with existing and potential customers, which drives high customer loyalty within their market areas. In addition, we recognize that some of our customers value the wide range of financial products we enable our franchisees to provide. We have consistently endeavored to provide our franchisees access to a full range of competitive products and services, including ERCs, prepaid debit cards loaded with their tax refund amounts, RALs and ICAs, along with other electronic filing products and services. We utilize this mix of franchisee support and services to mitigate the challenges of a franchise business model, which include our lack of direct control over day-to-day operations in the tax offices and our reliance on franchisee growth and expansion to grow our business.

The evolving legal and regulatory climate surrounding some of the financial products that we have made available to our franchisees and their customers has required us to adapt quickly to new limitations that made it more difficult to offer customers the same financial product choices as were available in prior tax seasons. We have adapted to these challenges by developing alternatives for customers and by ensuring that we are a market leader in this area, and although the law and regulations may continue to change, we expect to be able to continue to give our franchisees and their customers a range of financial product choices that will be at least as broad as that offered by our competitors.

Our experienced management team has a proven track record.    Our senior management team has significant experience in the tax preparation industry. Our founder, Chairman and CEO, John Hewitt, is a pioneer in the tax preparation industry. Prior to Liberty Tax, Mr. Hewitt began his career with H&R Block and was the founder of Jackson Hewitt. Likewise, our Chief Operating Officer, Rufe Vanderpool, has been with Liberty since 2004, and has been in the tax preparation industry since 1998, and our Chief Financial Officer, Mark Baumgartner, has been with us since 2003. Many of our other key personnel also have a long history of working in the tax preparation industry.

Our Growth Strategy

We believe we are uniquely positioned within the retail tax preparation industry to seize the available growth opportunities. Our strategy for growth includes:

We plan to grow our number of franchised office locations within the U.S.    We plan to aggressively expand our number of office locations. We believe there is substantial untapped potential for us to add more than 6,000 additional offices, after which we would be comparable to the size of our largest national competitor, H&R Block. We believe we can increase the average number of tax offices operated by our franchisees by continuing to offer programs and support designed to encourage franchisees to expand their business. For example, we intend to place new and existing franchisees in remaining undeveloped geographic territories. We have recently begun to offer existing franchisees the ability to operate in additional territories for one tax season before electing to acquire those territories. We believe we can achieve this growth because we have a significant number of undeveloped territories. We also offer several innovative programs for new and existing franchisees, including a "no franchise fee" alternative that allows franchisees to minimize their initial investment in exchange for paying higher royalties during the first five years of the franchise term.

We plan to grow our number of returns.    Many of our offices are relatively new, and as they continue to become more seasoned, will be able to add new customers who we expect will become repeat customers. Approximately 45% of our retail offices open during the 2011 tax season were in the first three years of operation, providing substantial room to add additional customers. Our new retail offices typically experience their most rapid growth during their first five years as they develop customer loyalty, operational experience and a referral base within their community. In addition, we believe that our unique marketing programs, customer oriented services, easy to use tax preparation software, and national presence will continue to drive the number of tax returns prepared in our franchised offices.

We are poised to take advantage of anticipated industry consolidation and strategic opportunities to increase our number of offices and returns.    We expect to benefit from anticipated industry consolidation as we believe many independent tax preparers will look to exit the industry as they confront increased costs, regulatory requirements and demands to provide financial products. We believe we will be a beneficiary of this consolidation because we are able to more efficiently address changing regulatory requirements due to our scale and also because we have succeeded in providing a fully competitive mix of the kinds of financial products sought by customers. In addition, our reputation in the market should continue to drive new customers to our brand, which will also enhance our position in a consolidating industry. As a result, we believe we will continue to accrete market share by virtue of our attractive platform for preparers and for new franchisees looking to capture customers from exiting independent preparers. We may also consider larger strategic transactions if those opportunities arise.

We may strategically acquire AD areas.    We operate under a two-tier franchise system, which includes franchisees operating retail offices in "territories" that encompass a target population of approximately 30,000 people and ADs that operate in areas that include large clusters of territories. We use ADs to help us build out our retail franchise base by marketing available franchise territories. We initiated our AD program in 2001, at a time when we were seeking to accelerate the growth of our franchise system. We continued utilizing the AD program in recent years to focus on areas with large underdeveloped groups of territories we believed would benefit from the dedicated sales attention that an AD would bring to our franchise sales process. We presently have 173 active AD areas, and as of July 31, 2011, those areas had 4,120 unsold franchise territories located within them. Our arrangements with our ADs require us to pay a substantial portion of the franchise fees and royalties we receive to our ADs. Although we still expect to grow our franchise network through the sale of new AD areas, opportunities often arise to acquire underperforming AD areas or AD areas in more mature markets at favorable terms, offering us better future profitability from the associated franchise locations as a consequence of repurchasing the area rights of those ADs.

Our Business

Our business involves the provision of retail federal and state income tax preparation services and related products in the United States and Canada. Virtually all of our services are provided through franchised offices, and for the 2011 tax season, our services were offered in 3,845 retail offices, of which 3,590 were in the United States (with the remainder in Canada) and 3,549 of our retail offices in the United States, or more than 98%, were owned by franchisees. Unlike some of our primary national competitors, we have maintained a relatively simple business model. We have not attempted to diversify into banking or mortgage operations. By building on steady growth since our founding and using our available financing to fund operations between tax seasons, we have avoided excess leverage while ensuring minimal outstanding indebtedness at the end of each tax season. At April 30, 2011 and 2010, for example, we had no outstanding balance under our revolving credit facility. Our focus since inception has been on growing the number of Liberty Tax offices, increasing the number of tax returns prepared by those offices, and enhancing profitability by offering services and products that continue to build the Liberty Tax brand.

In the 2011 tax season, we and our franchisees in the United States accounted for almost 1.7 million tax returns filed through our retail offices, and approximately 98,000 additional tax returns filed through our online tax software, eSmartTax. Because some of our competitors have been unable to offer a full range of financial products over the last two tax seasons, and because we believe we are positioned to maintain a competitive set of products to offer in the financial products area, we believe there is a substantial opportunity to combine our retail office growth with an increase in the number of returns we and our franchisees produce on a per office basis.

A typical tax season consists of two primary filing periods: a "first peak" involving filers who file relatively quickly after receiving their Forms W-2, and late-season filers who file during the weeks leading to the usual April 15 federal tax filing deadline. In the 2011 tax season, 61% of returns filed in our retail offices were filed between January 1 and February 28, and an additional 18% were filed between April 1 and April 18.

Liberty's Franchise Model

We rely on a franchise model for our growth. Although our larger primary competitors maintain a mix of franchise locations and company-owned offices, we have determined that we can best grow our company by increasing our franchisee base, and the number of offices operated by our existing franchisees. We have also included in our franchisee model the sale of AD areas, and under this AD model, we make large clusters of territories available to an AD who is responsible for marketing the available franchise territories within the larger AD area in order to help us fill gaps in our franchise system. As described below, when we utilize an AD to assist us in franchise sales, we receive revenue from the sale of the AD area, but sacrifice a portion of the franchise fees and the royalty stream from the franchises within the AD area.

Franchise territories.    We have divided the United States into approximately 10,000 potential franchise territories. We attempt to draw territory boundaries so that each territory has a target population of approximately 30,000 people. Franchisees are permitted to open more than one office in a territory, and within the territory they may also be the beneficiary of the opportunity to open offices located in a retail operation in which we have the opportunity to place a tax preparation kiosk. We presently have kiosk arrangements with certain Kmart, Sears and Ace Cash Express stores, and had 135 such kiosks open during the 2011 tax season.

As of the end of the 2011 tax season, our largest franchisee operated 27 tax locations, and a majority of our franchisees operated only a single tax location. As part of our growth strategy, we anticipate increasing substantially the average number of offices per franchisee, by encouraging more of our franchisees to acquire and open additional franchise territories. We anticipate that a significant number of our franchisees may elect to remain single-office owners, but that others will be attracted to the opportunity to grow their revenue base and overall profitability by enjoying the economies of scale associated with multi-unit operations. Because we continue to have measurably fewer offices than our two largest competitors, we believe that we have a significant number of additional territories available that will allow us to implement this business model, and we are devoting a substantial amount of our sales efforts to providing opportunities to existing franchisees to acquire additional territories.

AD areas.    We initiated our AD program in 2001, at a time when we were seeking to accelerate the growth of our franchise system. We presently have 173 active AD areas, and as of July 31, 2011, those areas had 4,120 unsold franchise territories located within them. We continued utilizing the AD program in recent years to focus on areas with large underdeveloped groups of territories we believed would benefit from the dedicated sales attention that an AD would bring to our sales process. Our franchise fees for AD areas vary based on our assessment of the revenue potential of each AD area, and also depend on the performance of any existing franchisees within the AD area being sold. Our ADs generally receive 50% of both the franchise fee and royalties derived from franchises located in their AD areas and are required to provide marketing and operational support.

We strategically repurchase AD areas from existing ADs. In fiscal 2011, we spent $6.6 million to repurchase 16 AD areas, and the franchise territories within those repurchased AD areas accounted for $1.3 million in gross royalties and franchise fee payments for the year prior to purchase. Because AD franchise agreements generally require us to pay 50% of both the franchise fees and royalty revenue derived from franchises located in their AD areas to our ADs, we expect that the repurchase of those AD areas will provide additional royalty and franchise fee income to our revenues in future periods. In fiscal 2011, our ADs in the aggregate earned $4.1 million in franchise fee revenue and $19.3 million in franchise royalties.

When we engage in repurchases of AD areas, we generally value the area by using a discounted cash flow calculation, and we purchase the area on a basis that reflects our expected return from recapturing the post-purchase royalty stream that would otherwise have been paid to the AD. By repurchasing areas at a price that provides liquidity to an AD, we are able to pay off indebtedness of that AD to us, where applicable, and secure the full benefit of franchisee royalty streams for periods after the completion of the repurchase.

Franchise sales process.    We engage in an active marketing process, both directly and through our ADs, in order to sell additional franchise territories. Our sales process includes sales to new franchisees, as well as the sale of additional territories to existing franchisees willing to expand into additional territories. For new franchisees, the process includes multiple steps that culminate in a week-long training session that we call Effective Operations Training. We generally require a new franchisee to pay the entire franchise fee for the franchisee's first territory at the time of acquisition, although as described below, we often provide funding for additional territory purchases by both new and existing franchisees. In June 2011, we announced a new franchise sales program pursuant to which new and existing franchisees could obtain selected unsold territories without the payment of a franchise fee. Territories acquired under this program will, as described below, require higher royalty fees during the first five years of the franchise agreement, but will involve less initial financial risk to a potential franchisee. We also utilize advertising in national publications, appearances at conventions and trade shows at which we believe potential franchisees may be present, and various direct marketing techniques, in order to obtain and pursue franchisee leads.

During fiscal 2010, we offered two new franchise purchase programs, a "rent to own" program and a "try before you buy" program, both of which were designed to allow existing franchisees to acquire additional territories with minimal risk. In both of these programs, which are designed for the purchase of unsold territories, we allow an existing franchisee that is willing to pursue expansion to operate a territory without an obligation to pay a franchisee fee during the first tax season. If the franchisee operates the territory and elects to retain ownership of the territory, the territory becomes subject to a standard franchise agreement and the payment of the standard franchise fee.

Because of the uncertainty surrounding the availability of financial products, the difficulty that many independent and smaller tax preparers are having accessing sources of financial products, and an increasingly cumbersome regulatory climate, we believe that there is an opportunity to convert independent tax preparers, including smaller multi-unit operations, to Liberty Tax franchisees. We are expending significant marketing effort to encourage these conversions, and because these operations involve existing tax operations, generally offer more favorable terms to these prospective franchisees than we make available for undeveloped territories.

Our franchise agreements.    Under the terms of our standard franchise agreement, each franchisee receives the right to operate a tax return preparation business under the Liberty Tax Service brand within a designated geographic area. Similarly, our agreements with ADs permit ADs to market franchise territories within a designated multi-territory area. Franchise agreements have an initial term of five years and are renewable. The agreements impose various performance requirements on franchisees, require franchisees to use our LibTax software and equipment designated by us, and obligate our franchisees to operate in their offices in accordance with standards we establish. These standards include specified in-season and out-of-season opening hours, criteria for the location of franchise offices, requirements related to tax preparers and other office employees, and minimum performance standards. Our agreements also require our franchisees to comply with applicable state and federal legal requirements. Although we do not control and are not responsible for any compliance issues that could be caused by our franchisees or their tax preparers, we provide guidance to our franchisees regarding their compliance obligations, including the provision of standard advertising templates, training materials that include detailed compliance information, and systems that alert them to unusual activity. We also use a variety of means to identify potential issues.

Each year, we terminate a number of franchisees, and other franchisees voluntarily relinquish their territories, often in exchange for our forbearance on the remaining indebtedness owed to us in connection with the franchise territory. In fiscal 2011 and fiscal 2010, respectively, approximately 316 and 274 retail tax locations that had been open were subject to voluntary and involuntary franchise terminations. We resold many of these territories to new or existing franchisees, closed other office locations, and maintained a limited number of office locations that we were not able to resell before the subsequent tax season as company-owned offices. In order to protect our competitive position, we regularly take actions to enforce the non-competition obligations and restrictions regarding customer lists and our trademarks and service marks contained in our franchise agreements.

When a franchisee's right to operate a franchise location is terminated, voluntarily or involuntarily, we evaluate the open office in order to determine whether it will be appropriate to resell that territory, including the existing office location, to a new or existing franchisee. As indicated below, the purchase price for an existing territory differs from the purchase price for an undeveloped territory, because it is based on our assessment of the value of the existing office operation.

Company-Owned Offices.    We intentionally operate very few company-owned offices. As of April 30, 2011, we operated 55 company-owned offices in the United States and Canada. Tax returns prepared by our company-owned offices represented approximately 1% of the total number of tax returns prepared in the Liberty Tax system in 2011. We focus primarily on growing through the opening of new franchise locations, and most of the company-owned offices we operate in a given tax seasons were offices that were previously owned by former franchisees who have ceased operations or did not meet our performance standards. Rather than close offices that we believe have the potential to be successful, we attempt to resell these offices, and when we fail to do so before the beginning of a tax season, we operate company-owned offices through a tax season and until we can resell them at a later time. For this reason, the offices that we operate as company-owned offices change substantially from season to season.

Franchise fees and royalties.    New franchisees (and existing franchisees acquiring additional territories) presently have several options for acquiring a new undeveloped territory:

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  For new franchisees purchasing their first territory, payment of a franchisee fee of $40,000, all of which is generally expected to be paid at the time of acquisition of the franchise.

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  For existing franchisees acquiring additional territories, payment of a franchise fee of $40,000, of which 20% must be paid as a down payment and the balance (subject to credit approval) may be subject to a loan from us.

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  For existing franchisees willing to expand, use of our "try before you buy" or "rent to own" options, which require the same 20% down payment, but allow the franchisees to defer the payment of franchise fees until they have operated the territory for most of one tax season and elect to keep the territory.

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  Alternatively, new and existing franchisees can opt for our new "no franchise fee" alternative, which allows a new territory to be acquired without the payment of the franchise fee, upon delivery of a minimal security deposit, subject to a franchise agreement that will impose higher royalties, as described below.

When we resell franchises in existing territories, we base the fees payable by a franchisee on the revenue generated by the tax location in prior years, and in some cases may make the "rent to own" or "try before you buy" options available to prospective purchasers. The purchasing franchisee is required to pay what we consider to be a customer list purchase price, representing the value attributable to the prior operations in the franchised office.

Our franchise agreement requires franchisees to pay us:

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  A base royalty equal to 14% of the franchisee's tax preparation revenue, subject to certain specified minimums.

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  An advertising fee of 5% of the franchisee's tax preparation revenue that we utilize to fund our collective advertising efforts.

Franchisees acquiring territories under our new "no franchise fee" alternative will be required to pay us franchise royalties of 25% through the first five tax seasons and thereafter 14% of their tax preparation revenue. These franchisees are also required to pay us advertising fees of 5% each tax season.

Our franchisees generally pay royalties and advertising fees to us during the month following the month in which they accrue. When a franchisee becomes past due on those payments, we have the ability to collect them from our franchisees through a "fee intercept" mechanism. Because our franchisees are required to use our electronic systems to make electronic filings for customers, franchise fees and other amounts payable to us by our franchisees can be deducted from the amounts otherwise payable to the franchisee once a tax return is funded by the IRS or state taxing authority. This fee intercept mechanism minimizes our credit risk.

Franchisee loans.    We provide a substantial amount of lending to our franchisees (including ADs). In addition to allowing franchisees to defer a portion of their franchise fees, which they pay over time, our franchisees utilize working capital loans to fund their operations between tax seasons, and expenditures they need to make in order to prepare for the following tax season. At July 31, 2011, our franchisees and ADs were indebted to us in the total amount of $96.9 million, and we had recorded an allowance for doubtful accounts of $5.8 million. This indebtedness generally takes one of the following forms:

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  The unpaid portion of franchise fees (including AD franchise fees), which does not represent a cash advance by us to the franchisee, but a loan of the franchise fee, generally payable over four years.

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  Amounts due to us in connection with the purchase price of customer lists for franchisees acquiring previously opened territories. The notes for these amounts are generally payable over five years following the acquisition.

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  Annual working capital loans made available to qualified franchisees between May 1 and January 31 each year, which are repayable to us by the end of February of the following year.

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  Amounts payable in connection with promissory notes given to us for royalty and advertising fee amounts due to us for prior periods, but not paid by a franchisee on a timely basis.

We utilize our fee intercept mechanism in order to ensure repayment of these amounts by our franchisees, ensuring that repayment occurs from the stream of revenues our franchisees receive from tax preparation and other services. In addition, when a franchise is held by an entity, rather than an individual principal, we generally require an individual guaranty of the franchisee indebtedness.

Franchisee support.    We provide substantial support to our franchisees in a variety of ways. Our franchise agreement requires our franchisees to adhere to certain minimum standards, including the use of tax preparation software we provide, the use of computers and other equipment that we select (but that we do not sell to them), training requirements and other criteria. We make substantial training opportunities available to our franchisees and their prospective employees, and we require each franchisee to send representatives to a week-long Effective Operations Training seminar before they are allowed to operate a franchise location. We also make intermediate and advanced training available to our franchisees, offer "Tax School" classes for franchisees and prospective tax preparers, and provide substantial phone and internet-based support, particularly during the tax season. During the tax season, we maintain a fully-staffed operations center, with extended hours, at our corporate headquarters in Virginia Beach, Virginia. During the peak tax season, we hold daily conference calls in which we share and allow other franchisees to share recommendations and techniques for improving office performance, and in which we emphasize the importance of implementing the marketing plan that we recommend as part of our franchisee training.

Our NextGen project is also an integral part of our determination to deliver an improved level of service to our franchisees. In addition to integrating our online and retail-based tax preparation software, we expect the NextGen project, when fully deployed, to improve the ability of our franchisees to comply with financial information protection requirements by moving most tax preparation information to a secure centralized platform, and to provide web-based support services in a way that will be both more accessible to our franchisees and their employees and less expensive for us to provide.

Marketing and Advertising

Our marketing and advertising includes both the marketing efforts we provide and those carried out by our franchisees.

We fund many of our direct marketing efforts using the 5% marketing and advertising fee paid to us by our franchisees. A portion of these fees are made available directly to franchisees to enable them to purchase from third-party vendors marketing and advertising materials that have been developed and approved by us. The remaining fees are used in connection with our provision of advertising and marketing support to our franchisees, including the maintenance of an "ad builder" program that our franchisees use to produce a variety of advertising materials. These fees are also used in connection with our national, regional and local marketing efforts, which are designed to increase brand awareness and attract both early season and late season customers. The direct advertising and marketing support that we provide often includes direct mail and yellow pages advertising (and its online equivalent). We have the capability, and provide the capability to our franchisees, to create sophisticated and demographically targeted advertising programs, and programs that target previous customers.

We embrace and expect our franchisees to adopt what we describe as "guerrilla" marketing techniques, which are intended to create awareness of our franchisee's services and products. For example, we have pioneered the use of "wavers," costumed employees, usually dressed in Lady Liberty costumes, who wave at passing cars and pedestrians and thereby remind potential customers of the availability of Liberty Tax's services. We believe that offices that deploy wavers enjoy substantially greater success than those that decline to utilize this marketing technique. We utilize our website, which includes an office locator, to direct customers to our franchise locations, but because of the significant regulation to which we and our franchisees are subject, do not permit our franchisees to operate independent websites. We also furnish franchisees with complete pre-approved advertising packages, designed to comply with the variety of federal and state regulations that govern the advertising of our services and products. We also encourage our franchisees to utilize discount coupons and other mechanisms to drive additional customers to their offices.

Tax Courses and Training Preparers

Our franchised and company-owned offices offer a comprehensive catalog of tax education courses. Our basic income tax courses consist of approximately 60 hours of learning and provide students with a general working knowledge of individual income taxes and tax return preparation. We also offer a series of advanced and intermediate courses of varying length to provide a more in depth level of learning to those individuals who already possess a basic understanding of income taxes and income tax return preparation. These courses develop a general interest in tax return preparation and also create public awareness of our brand. Many of the students taking these courses develop an interest in tax return preparation as a career and often become tax preparers for franchisees or our company-owned offices, or later become franchisees. We generally charge our franchisees for the cost of the manuals used to teach our tax preparation courses, and in some jurisdictions, we or our franchisees charge students taking these courses fees that are commensurate with the cost of offering the program and that are designed to ensure that the students taking the courses have a bona fide interest in tax preparation. Our operation of our tax education courses is designed by us to be effectively revenue neutral, and our tax courses are neither a source of significant revenue nor a significant cost in any fiscal year.

Tax Preparation in the Liberty system

Through our franchisees, we offer tax preparation services and related financial products to our tax customers. The services and products that our franchisees implement are designed to provide streamlined tax preparation services for taxpayers who for reasons of complexity, convenience or the need for prompt tax refunds seek assisted tax preparation services.

LibTax software.    Our proprietary tax software program, "LibTax" was first deployed in 2006, and offers an interactive question-and-answer format that is easy for our retail office tax preparers to use, and that facilitates tax preparer training. A substantial number of changes are made each year to tax laws, regulations and forms that require us to expend substantial resources every year to develop and maintain tax preparation software, at both the federal level and for every state with income tax filing requirements, that will be ready to be deployed in every Liberty Tax office before the beginning of the tax season.

Electronic filing.    The LibTax software also allows tax customers to have their federal and state income tax returns filed electronically. Electronic filing permits taxpayers to receive tax refunds substantially sooner than when a tax return is filed on paper through the mail. Based on information made available by the IRS, we believe that an electronically-filed return for which a refund is direct deposited into a bank account takes an average of 8-15 days for the refund to be made available to a taxpayer, while a refund associated with a mailed return will take 3-5 weeks if the refund is to be direct deposited and 4-6 weeks if the refund is to be mailed to the taxpayer using a government check. Although our software will permit a customer's return to be printed and filed as a paper return, substantially all of our customers utilize the electronic filing option available through our software. Of those customers, approximately 18% in the 2011 tax season elected to have their tax refunds direct deposited into an existing bank account they already controlled, while an additional 54% utilized one of our "refund transfer" products to obtain their refunds through one or more of the financial products we offer. These products are described further below.

Our financial products.    We offer financial products to our tax preparation customers because we believe that a substantial portion of our prospective customer base places significant value on the ability to monetize their expected income tax refund more quickly than they would be able to do if they were to file their tax return without utilizing the services of a paid tax preparer. We offer two types of financial products: "refund transfer" products, which involve providing the means by which a customer may receive his or her refund more quickly and conveniently, and refund-based loans.

Refund transfer products.    Many of our tax customers seek products that will enable them to obtain access to their tax refunds more quickly than they might otherwise be able to receive those funds. We believe that a substantial number of our customers are "unbanked," in that they do not have access to a traditional banking account, and therefore cannot make such an account available to the IRS and other tax authorities for the direct deposit of their tax refunds. Additional customers may have access to a traditional banking account, but for personal reasons, may prefer not to utilize that account for the deposit of their tax refunds. We call our refund transfer product an electronic refund check, or ERC. An ERC involves:

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  a direct deposit of the customer's tax refund into a newly established temporary bank account in the customer's name that we establish with one of our banking partners, such as Republic Bank or other banks that have contracted with JTH Financial, one of our subsidiaries.

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  delivery to the customer of a paper check or a prepaid card containing the balance of the customer's refund after the payment of tax preparation and other fees.

When the prepaid card option is elected, the card is issued through one of our financial product partners, NetSpend, and is branded with the Liberty Tax logo. In the 2011 tax season, approximately 26,000 of our customers utilized NetSpend cards. When we deliver a physical refund check to a customer, we are generally able to print the check in one of our retail tax offices on check stock provided by the bank, within a matter of hours after the electronic deposit of the customer's refund has been made to the customer's temporary account. We also enter into check-cashing arrangements with a number of retail establishments, including Walmart, which facilitates the ability of our customers to monetize their check even when they do not have traditional banking relationships.

We offer ERCs both through Republic Bank and in conjunction with lenders that have contracted with JTH Financial. Consumer advocacy organizations and some government officials have asserted that non-loan financial products, such as the ERCs we offer, should be treated as loan products or otherwise be more heavily regulated. We believe the ERC does not represent a loan, but is merely a means by which a customer's tax refund is delivered after it is received from the taxing authority, but some of these organizations and government officials have alleged that because many customers elect to pay their tax preparation fees out of their tax refunds, such as when their transaction with us is complete because we have delivered the tax refund to them, the "deferral" of the tax preparation should be considered a loan, and the fees related to the ERC should be characterized as interest. We do not believe this interpretation will be successful, but if it is successful, it may be more difficult for us to continue to offer ERCs to all our customers. See "Risk factors — Risks Related to Regulation of Our Industry — Federal and state regulators may impose new regulations on non-loan financial products that would make those products more expensive for us to offer or more difficult for our customers to obtain."

Loan-based products.    The traditional form of refund-based lending has been the RAL, which is a tax refund secured loan that has traditionally been offered by tax preparers through third-party banks. The loan is generally a short-term loan that is expected to be paid in full when the customer's tax refund is received, usually within two weeks of electronic filing of the customer's tax return. The lending bank charges interest on the loan, and both the bank and the tax preparer or other facilitator of the loan may charge other fees associated with the loan. Because of the extreme short-term basis of these loans, the fees and interest charges often represent a nominally high interest rate when expressed as an annual percentage rate, even when the total fees and interest are actually a relatively small proportion of the loan amount. Because of this, the RAL has been attacked as unfair to consumers by consumer advocates and by some government officials.

Prior to the 2010 tax season, some of the larger banks that had previously provided funding for RALs exited the RAL market, in some cases because of regulatory issues unrelated to their RAL lending. Before the 2010 tax season, one of the banks that Liberty partnered with for RAL products announced in December 2009 that it would not be offering RALs in the 2010 tax season, and we were able to contractually secure additional lending capacity from another bank with which we previously partnered, Republic Bank. For this reason, we were able to offer RALs in all of our eligible offices in both the 2010 and 2011 tax seasons. However, in August 2010, the IRS announced it would no longer provide banks and tax preparers with access to what was known as the debt indicator, or the DI. The DI had previously been made available by the IRS, and provided an indication of whether a taxpayer had an existing lien or other claim against his or her refund that would prevent a RAL from being repaid as expected from the taxpayer's refund. Due to the absence of the DI, RALs became more difficult to underwrite, and Republic Bank responded to this issue in part by tightening customer eligibility standards for RALs, reducing the maximum amount of a RAL, and reducing the proportion of a taxpayer's expected tax refund that would be made available through a RAL. During the 2010 tax season, our customers obtained approximately 248,000 RALs, with an average loan amount of $3,160. In the 2011 tax season, our customers obtained approximately 112,000 RALs from Republic Bank, with an average loan amount of $1,561.

In February 2011, the FDIC initiated an administrative proceeding against Republic Bank seeking to force Republic Bank to cease engaging in RAL lending. However, our contractual agreement with Republic Bank extends through the 2012 tax season, and because Republic Bank's administrative hearing with the FDIC is not expected to take place until February 2012, we believe we will continue to have access to RALs through Republic Bank during the 2012 tax season. However, we cannot be assured of continued access to RAL lending through Republic Bank or otherwise after the 2012 tax season, and cannot be certain that Republic Bank will not be subject to administrative proceedings, litigation or a potential settlement with the FDIC that would make RAL lending unavailable to our customers for the 2012 tax season. See "Risk Factors — Risks Related to Regulation of Our Industry." The bank that provides RALs to us may be forced to discontinue offering those loans, which could affect our ability to attract and retain customers."

With these uncertainties in mind, we have explored the provision of alternative loan-based financial products to tax customers through JTH Financial. During the 2011 tax season, we engaged in pilot projects designed to provide loans through our ICAs to customers in a handful of states. In order to make these loans available, we have partnered with a non-bank lender and another party to assist us in developing underwriting criteria for these loans, and developed our own proprietary system to handle these transactions. We receive income from the provision of these products through the payment of fees for services by our financial product partners, but we also take additional risk because we guarantee the repayment of these loans.

Integration of product offerings.    The LibTax software makes each of our product offerings available to our customers, including loan-based products and refund transfer products. We believe that this integration of our products into our tax preparation software is essential to attracting customers to the tax preparation services offered in our retail office locations.

Our NextGen project.    Our NextGen project, which we hope to deploy fully in time for the 2014 tax season, will fully integrate our existing LibTax and online tax offerings, so that customers will be able to move between the two offerings, and access all of our tax products and services through both offerings. Additionally, this product will move us from managing software at individual office PC locations to a browser-based system.

Online Tax Preparation

In the 2011 tax season our online customers prepared approximately 98,000 tax returns using our online tax offering, eSmartTax. This was a reduction from approximately 117,000 returns filed in the 2010 tax season using eSmartTax. We originally acquired eSmartTax in 2007, but in 2010 in conjunction with our NextGen project, we determined that the software we acquired in that acquisition was no longer economical to update, causing us to write off $5.6 million in our remaining investment in that acquisition. For the 2011 tax season, we contracted with CCH to provide the tax software utilized in our online tax offering. Our contract with CCH runs through 2012. For subsequent tax seasons, we expect to be able to deploy the integrated software developed in our NextGen project.

Although online tax preparation represents an extremely small portion of tax returns prepared and associated revenue, we believe there is a substantial market for customers who wish to prepare their own tax returns using moderately priced online tax preparation products, and that the continued availability of these products will be an important part of our long-term growth, particularly if we are able to successfully integrate our online and retail tax services. At present, because our online tax customers often reside in territories where we have franchisees, the revenue associated with online customers in franchise territories is split with our franchisees on the same basis as the tax preparation services purchased in retail offices.

Competition

The paid tax preparation market is highly competitive. We compete with tens of thousands of paid tax return preparers, including H&R Block, Jackson Hewitt, regional and local tax return preparation companies, most of which are independent and some of which are franchised, regional and national accounting firms and financial service institutions that prepare tax returns as part of their businesses. We consider the major factors that will affect our ability to successfully compete in our industry to include the following:

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  Our ability to continue to grow our franchise base, in order to broaden our national reach and brand recognition.

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  Our ability to offer best of class customer and franchisee service and support.

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  Consolidation in our industry and our ability to capitalize on such consolidation.

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  Our ability to continue to offer a competitive range of financial products.

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  Our successful deployment of our NextGen project, which will enable us to continue to improve our office interface, customer targeting and the ability to move customers between our online and retail tax offerings.

We also face increased competitive challenges from the online and software self preparer market, including the Free File Alliance, a consortium of the IRS and online preparation services that provides free online tax return preparation, and from volunteer organizations that prepare tax returns at no cost for low-income taxpayers. Certain states may also pass legislation to provide free online tax return preparation and filing from time to time. Our ability to compete in the tax return preparation business depends on our product mix, price for services, customer service, the specific site locations of our offices, local economic conditions, quality of on-site office management, the ability to file tax returns electronically with the IRS and the availability of financial products to offer to our customers.

We also compete for the sale of tax return preparation franchises with H&R Block, Jackson Hewitt, and other regional franchisors. In addition, we compete with franchisors of other high-margin services outside of the tax preparation industry that attract entrepreneurs seeking to become franchisees. Our ability to continue to sell franchises is dependent on our brand image, the products and services to be provided through the network, the relative costs of financing and start-up costs, our reputation for quality, and our marketing and advertising support.

Our online tax business, eSmartTax, also competes with a number of companies. Intuit, Inc., the maker of Turbo Tax, is the largest supplier of tax preparation software for online tax preparation services, and H&R Block and TaxAct also have substantial online and software-based products. There are many smaller competitors in the online market, as well as free state-sponsored online filing programs. Price and marketing competition for online tax preparation services is increasing, and many providers offer free tax preparation services to some taxpayers.

Seasonality

The tax return preparation business is highly seasonal, and we historically generate substantially all of our revenues during the period from January 1 through April 30. In fiscal 2011, we earned 81% of our revenues during this period. We generally operate at a loss during the period from May 1 through December 31, during which we incur costs associated with preparing for the upcoming tax season.

Intellectual Property

We regard our intellectual property as critical to our success, and we rely on trademark, copyright and trade secret laws in the United States to protect our proprietary rights. We pursue the protection of our service mark and trademarks by applying to register key trademarks in the United States. The initial duration of federal trademark registrations is 10 years. Most registrations can be renewed perpetually at 10-year intervals. In addition, we seek to protect our proprietary rights through the use of confidentiality agreements with employees, consultants, vendors, advisors and others. The primary marks we believe to be of material importance to our business include our Lady Liberty logo, the brand "Liberty Tax," "Liberty Tax Service," "Liberty Income Tax," and "Liberty Canada."

Employees

As of July 31, 2011, we employed 403 full-time employees, consisting of 342 employees in our corporate operations, primarily located in Virginia Beach, Virginia and 61 employees at our company-owned offices. In addition, we employed approximately 353 seasonal employees primarily from January through April 2011. We consider our relationships with our employees to be good.

Regulation

We and our franchisees must comply with laws and regulations relating to our businesses. Regulations and related regulatory matters specific to our businesses are described below.

Tax return preparation regulation.    Federal law requires tax preparers to, among other things, set forth their signatures and identification numbers on all tax returns prepared by them, and retain for three years all tax returns prepared. Federal laws also subject tax preparers to accuracy-related penalties in connection with the preparation of tax returns. Preparers may be enjoined from further acting as tax preparers if they continually or repeatedly engage in specified misconduct. Additionally, all authorized IRS e-file providers must adhere to IRS e-file rules and requirements to continue participation in IRS e-file. Adherence to all rules and regulations is expected of all providers regardless of where published, and includes, but is not limited to, those described in IRS Publication 1345, Handbook for Authorized IRS e-file providers. Various IRS regulations also require tax return preparers to comply with certain due diligence requirements to investigate factual matters in connection with the preparation of tax returns. The IRS conducts audit examinations of authorized IRS e-file providers and tax return preparers, reviewing samples of prepared tax returns to ensure compliance with regulations in connection with tax return preparation activities. From time to time, certain of our franchisees and company-owned offices are the subject of IRS audits to review their tax return preparation activities.

The IRS published final regulations in September 2010 that:

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  require all tax return preparers to use a Preparer Tax Identification Number ("PTIN") as their identifying number on federal tax returns filed after December 31, 2010;

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  require all tax return preparers to be authorized to practice before the IRS as a prerequisite to obtaining or renewing a PTIN;

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  caused all previously issued PTINs to expire on December 31, 2010 unless properly renewed;

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  allow the IRS to conduct tax compliance checks on tax return preparers;

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  define the individuals who are considered "tax return preparers" for the PTIN requirement; and

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  set the amount of the PTIN user registration fee at $64.25 per year.

The IRS is also conducting background checks on PTIN applicants. The IRS plans to review the amount of the PTIN user registration fee in the summer of 2011 and may adjust the fee amount. The IRS also published final regulations implementing the individual e-file mandate in March 2011. Additionally, the final regulations require that all individual tax return preparers receive a minimum of 15 hours of continuing professional education ("CPE") each year including ethics and current year tax law update. Although the IRS has not provided information regarding the process for implementing the tax preparer certification requirements expected to be in place before the 2012 tax season, we believe that the tax preparation training we already provide will comply with IRS requirements, and will enable the tax preparers employed by our franchisees to receive the required certification. Attorneys, certified public accountants and enrolled agents who are active and in good standing with their respective licensing agencies are exempt from the competency test and CPE requirements. All tax return preparers will be required to renew the registration of their PTIN every three years, be subject to a renewal fee, a tax compliance check and must self-certify that they have completed the CPE requirements for the prior three years.

The availability, content, timing and other details of the tax preparer examination are still under development by the IRS, but we believe the program will not be implemented until after April 2012, so it is not expected to affect materially the 2012 tax season. All preparers not registered by December 31, 2010 must take the examination when it becomes available with some transitional latitude afforded to tax preparers registering after January 1, 2011. We believe that our existing programs for educating, training, and testing to become a Liberty Tax tax preparer will position us well to comply with these new industry-wide standards.

With certain exceptions, the IRS prohibits the use or disclosure by tax preparers of income tax return information without the prior written consent of the taxpayer. The IRS may continue to consider further regulations concerning disclosures or uses of tax return information.

In addition, the Gramm-Leach-Bliley Act and related FTC regulations require income tax return preparers to adopt and disclose customer privacy policies and provide customers a reasonable opportunity to opt-out of having personal information disclosed to unaffiliated third parties for marketing purposes. Some states have adopted or proposed stricter opt-in requirements in connection with use or disclosure of consumer information. Federal and state law also requires us and our franchisees to safeguard the privacy and security of our customers' data, including financial information to prevent the compromise or breach of our security that would result in the unauthorized release of customer data.

Financial product regulation.    Federal and state statutes and regulations govern the facilitation of RALs and other financial products. These laws require us, among other things, to provide specific RAL disclosures and advertise RALs in a certain manner. In addition, we are subject to federal and state laws that prohibit deceptive claims and require that our marketing practices are fair and not misleading. Federal law also limits the annual percentage rate on loans for active duty service members and their dependents. There are also many states that have statutes regulating, through licensing and other requirements, the activities of brokering loans and offering credit repair services to consumers, as well as local usury laws which could be applicable to our business in certain circumstances. From time to time, we receive inquiries from various state regulators regarding our and our franchisees' facilitation of RALs and other financial products. We have in certain states paid fines, penalties and other payments, as well as agreed to injunctive relief, in connection with resolving these types of inquiries.

Franchise regulation.    Our franchising activities are subject to the rules and regulations of the FTC and various state agencies regulating the offer and sale of franchises. These laws require that we furnish to prospective franchisees a franchise disclosure document describing the requirements for purchasing and operating a Liberty Tax franchise. In a number of states in which we are currently franchising we are required to be registered to sell franchises. Several states also regulate the franchisor/franchisee relationship particularly with respect to the duration and scope of non-competition provisions, the ability of a franchisor to terminate or refuse to renew a franchise and the ability of a franchisor to designate sources of supply, and bills have been introduced in Congress from time to time that would provide for federal regulation of the franchisor/franchisee relationship in certain respects.

Tax course regulations.    Our tax courses are subject to regulation under proprietary school laws and regulations in many states. Under these regulations, our tax courses may need to be registered and may be subject to other requirements relating to facilities, instructor qualifications, contributions to tuition guaranty funds, bonding and advertising.

Properties

Our corporate headquarters are located in two company-owned buildings in Virginia Beach, Virginia consisting of approximately 60,000 square feet. At July 31, 2011, our outstanding mortgages with respect to this property had a principal balance of $2.4 million. We also own additional properties in Ohio, New York, Tennessee and Virginia, which are company-owned offices or leased to franchisees. The remainder of our company-owned offices are operated under leases. We believe that our offices are in good repair and sufficient to meet our present needs.

Legal Proceedings

The legal proceedings to which we are party include the following:

California Attorney General Litigation.    In February 2007, the State of California initiated claims against us in California Superior Court making various claims about activity by us and our franchisees. Following a trial in 2008, the trial court entered a judgment against us in the favor of the state on some of the state's claims, including claims related to advertising in California, on our then (but now discontinued) practice of cross-collecting indebtedness owed to other tax preparers, and the claim that our ERC products should be considered as loans, and subject to truth-in-lending and other laws, because they constitute an extension of credit to the ultimate customer in the form of a deferral of tax preparation fees until the customer receives his or her tax refund. The trial court also awarded civil penalties against us of approximately $1.2 million, and ordered a restitution payment in the connection with the cross-collection issue of $135,866. The judgment was represented by an injunction issued by the trial court that governs our advertising practices, our supervision of franchisee advertising, obligates loan-based disclosures involving ERCs, and restricts our cross-collection activity. We appealed the trial court's decision, have already paid the civil penalty amount and accrued the restitution payment amount, and are awaiting resolution of our appeal by the California Court of Appeals.

South Carolina Litigation.    In November 2010, several former customers of one of our South Carolina franchisees initiated a purported class action against us, our Chief Executive Officer and another of our employees in the United States District Court for the District of South Carolina, in a case styled Martin v. JTH Tax, Inc. In this case, the plaintiffs allege that employees of our franchisees fraudulently increased customer tax refunds, and that this behavior was pursuant to a plan or scheme in which we and our employees were involved. In this case, the plaintiffs seek damages in excess of $5 million, certification of class action status, treble damages under a claim pursuant to The Racketeer Influenced and Corrupt Organizations Act of 1970, punitive damages, and other damages. This case is in the very early stages of the proceeding.

We are also party to claims and lawsuits that we consider to be ordinary, routine litigation incidental to our business, including claims and lawsuits concerning the preparation of customers' income tax returns, the fees charged customers for various products and services, relationships with franchisees, intellectual property disputes, employment matters and contract disputes. While we cannot provide assurance that we will ultimately prevail in each instance, we believe the amount, if any, we are required to pay in the discharge of liabilities or settlements in these claims will not have a material adverse impact on our consolidated results of operations.

Management and Board of Directors

Board of Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus:

Name	Age	Position(s)
John T. Hewitt	62	Chairman, Chief Executive Officer and President
Mark F. Baumgartner	49	Chief Financial Officer
T. Rufe Vanderpool	50	Chief Operating Officer
James J. Wheaton	51	General Counsel, Vice President of Legal and Governmental Affairs
Gordon D'Angelo	58	Director
John R. Garel	53	Director
Gary P. Golding	54	Director
Steven Ibbotson	49	Director
Ross N. Longfield	71	Director
Ellen M. McDowell	51	Director
George T. Robson	64	Director

Executive Officers

John T. Hewitt.    Mr. Hewitt has served as our Chairman, Chief Executive Officer and President since October 1996. Mr. Hewitt is a pioneer in the tax preparation industry with a career in the industry spanning over 40 years. From August 1982 until June 1996, Mr. Hewitt was the Founder, President, Chief Executive Officer and Chairman of Jackson Hewitt Inc., in Virginia Beach, Virginia. From December 1969 until June 1981, Mr. Hewitt held the varying positions of Tax Preparer, Assistant District Manager, District Manager, and Regional Director with H&R Block in Buffalo and Elmira, New York and Moorestown, New Jersey. Mr. Hewitt is the brother of Ellen M. McDowell, one of our directors. In serving as Chairman of the Board of Directors as well as Chief Executive Officer, Mr. Hewitt is effectively able to integrate the operating and business strategies of the company, which is an invaluable asset to the Board in formulating our overall strategic direction.

Mark F. Baumgartner.    Mr. Baumgartner has served as our Chief Financial Officer since February 2004. From August 2003 until February 2004, Mr. Baumgartner was an independent consultant to us. From May 1999 until August 2003, Mr. Baumgartner served as Chief Financial Officer for InfiNet Company in Norfolk, Virginia. From August 1991 until May 1999, Mr. Baumgartner served as Senior Vice President of Operations for First Coastal Bank in Virginia Beach, Virginia. From June 1986 until August 1991, Mr. Baumgartner worked for Price Waterhouse in Norfolk, Virginia under the varying capacities of Audit Staff, Audit Senior and Audit Manager.

T. Rufe Vanderpool.    Mr. Vanderpool has served as our Chief Operating Officer since June 2011 and previously served as our Vice President of Operations from June 2006. From June 2004 to June 2006, Mr. Vanderpool served as our Vice President of Software Development. From April 1998 until May 2004, Mr. Vanderpool served as COO of Orrtax Software, Inc. in Bellevue, Washington. From June 1996 until April 1998, Mr. Vanderpool served as President and CEO of Abacus Software in Edmonton, Canada.

James J. Wheaton.    Mr. Wheaton has served as our General Counsel and Vice President of Legal and Governmental Affairs since February 2011. Mr. Wheaton was previously a partner at the law firm of Troutman Sanders LLP, where he practiced at the firm's Virginia Beach, Virginia office from 2001 until joining us in February 2011, and served as the practice group leader for the firm's mergers and acquisitions group. From September 1986 until May 2001, Mr. Wheaton was associated with the law firm of Willcox & Savage, P.C. in Norfolk, Virginia, where he was a shareholder from 1991 until 2001.

Non-Employee Directors

Gordon D'Angelo.    Mr. D'Angelo has served as a Director since June 2011. Mr. D'Angelo is the co-founder and Chairman of NEXT Financial Group and related entities, an independent registered broker/dealer that provides financial services such as retirement planning, estate planning and investment management through 550 offices in 49 states. Prior to co-founding NEXT Financial in 1998, Mr. D'Angelo was a director of Jackson Hewitt. Mr. D'Angelo brings to the Board of Directors a wealth of experience in the financial services industry drawing upon his experience from his co-founding of NEXT Financial Group in 1998 where he strengthened his leadership capabilities and management advisory expertise. Mr. D'Angelo also has experience in the tax preparation industry, in that he previously worked for H&R Block before serving as a director of Jackson Hewitt.

John R. Garel.    Mr. Garel has served as a Director since May 2003. From June 2000 until the present, Mr. Garel has served as a Senior Managing Director for Envest Holdings, a private equity management company. As a Senior Managing Director of Envest Holdings, which manages two funds that are among our largest stockholders, Mr. Garel has garnered expertise in analysis of investment opportunities and evaluation of business strategies. In his tenure at Envest, Mr. Garel has overseen the deployment of capital across a variety of industries.

Gary P. Golding.    Mr. Golding has been a Director since October 2000. Mr. Golding is a General Partner for Edison Partners IV, L.P., a venture capital investment partnership and has served in such position since October 1997. Mr. Golding also serves on the Board of Directors of Vocus, Inc., a provider of cloud-based PR and marketing software for public relations management. As a General Partner of Edison Partners IV, L.P., which manages one of our largest stockholders, Mr. Golding has garnered expertise in analysis of investment opportunities and brings extensive management advisory expertise to the Board through his service as a director of multiple private companies. During his tenure with Edison, Mr. Golding has overseen the deployment of investments across a variety of industries.

Steven Ibbotson.    Mr. Ibbotson has served as a Director since June 1999. Mr. Ibbotson has served as General Manager for Farm Business Consultants, Inc. ("FBC") in Calgary, Alberta since September 1997. From September 1995 until September 1997, he served as a General Manager-Western Canada for FBC, Inc. also in Calgary, Alberta. From September 1993 until September 1995 he served as Director of Marketing for FBC in London, Ontario. FBC is a tax preparation and consulting firm serving farmers and small business owners across Canada. Through his service as General Manager and various other positions at FBC, Mr. Ibbotson brings many years of tax preparation industry expertise to our Board. Mr. Ibbotson has developed significant managerial expertise through his career at FBC and is familiar with many of the operational challenges in the tax preparation industry, many of which confront our company. Mr. Ibbotson also serves as the Board of Directors representative of our largest stockholder, DataTax Business Services Limited.

Ross N. Longfield.    Mr. Longfield has served as a Director since December 2001. Mr. Longfield is managing partner of Longfield Consulting, a financial services firm located in Wyoming. From November 2002 through December 2004 Mr. Longfield served as Chairman of the Board of Incurrent Solutions in Parsippany, New Jersey. From June 1998 until December 2000, Mr. Longfield served as a Managing Director for Household International in Bridgewater, New Jersey. He was Chairman and CEO of Beneficial Bank USA from 1990 to 1998, was a pioneer of the RAL concept and has many years of experience in the tax preparation industry. Mr. Longfield brings highly valuable financial and managerial expertise to the Board through his service with Incurrent Solutions, Household International and other public and private companies. Mr. Longfield is highly experienced and knowledgeable in financial analysis, financial statements and risk management which qualifies him as one of our audit committee financial experts.

Ellen M. McDowell.    Ms. McDowell has served as a Director since June 2010. From January 1998 until the present, Ms. McDowell has also served as an Attorney and Managing Shareholder at McDowell-Riga-Posternock, P.C., in Maple Shade, New Jersey. Ms. McDowell is the sister of John Hewitt, our Chairman and Chief Executive Officer. Her experience as an attorney provides an important legal perspective for our Board as it considers various operating and business strategies.

George T. Robson.    Mr. Robson has served as a Director since April 1999. Mr. Robson, currently retired, served as the Chief Financial Officer for Dendrite International, a sales and software concern in Morristown, New Jersey from June 1997 until June 2002, and as interim Chief Financial Officer from June to November 2005. Mr. Robson also previously served as the principal of Caversham Associates, a financial consulting firm in Bryn Mawr, Pennsylvania, from June 2002 until April 2006. Mr. Robson was the Chief Financial Officer for H&R Block from January 1996 until May 1997. Mr. Robson is also a Director of Learning Tree International, a provider of hands-on training to managers and information technology professionals. Mr. Robson brings highly valuable financial expertise to the Board through his experience as the Chief Financial Officer of various companies, including service in our industry as the Chief Financial Officer of H&R Block in the mid-1990s. Mr. Robson is highly experienced and knowledgeable in financial analysis, financial statements and risk management which qualifies him as one of our audit committee financial experts. Mr. Robson also possesses management advisory experience through his service as a director of several companies.

Director Independence and Controlled Company Status

Our Board of Directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based on the review of each director's background, employment and affiliations, including family relationships, the Board of Directors has determined that six of our eight directors are "independent" under the rules and regulations of the SEC and the listing standards of the NYSE. In making this determination, our Board of Directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock. Mr. Hewitt was not deemed independent as a result of his service as our Chief Executive Officer and Ms. McDowell is not deemed independent as a result of her familial relationship with Mr. Hewitt.

Currently, all of the outstanding shares of our Class B common stock are held by Mr. Hewitt. Our Class B common stock has the power to elect, voting as a separate class, the minimum number of directors that constitute a majority of the Board of Directors. As a result of the concentration of the voting power to elect a majority of our directors, we will elect to be a "controlled company" within the meaning of the NYSE corporate governance standards. Under such standards we will be exempt from certain NYSE corporate governance requirements, including:

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  the requirement that a majority of the Board of Directors consist of independent directors;

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  the requirement that we have both a nominating and corporate governance committee and a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

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  the requirement for annual performance evaluation of the nominating and corporate governance and compensation committees.

Notwithstanding our "controlled company" status, we have elected to voluntarily comply with all of the corporate governance standards of the NYSE. However, we may elect in the future to opt out from complying with such provisions. In such event you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements. See "Risk Factors—Risks Related to Our Class A Common Stock in this Offering—Because we are not required to comply with certain NYSE corporate governance requirements, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE."

Committees of the Board of Directors

Our Board of Directors currently has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. The responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our Board of Directors. The chart below reflects the current composition of each of the standing committees.

Name of Director	Audit		Compensation		Nominating and Corporate Governance
Gordon D'Angelo			X		X
John R. Garel	X				X	(1)
Gary P. Golding			X		X
John T. Hewitt
Steven Ibbotson			X	(1)	X
Ross N. Longfield	X				X
Ellen M. McDowell
George T. Robson	X	(1)			X

(1)
Chairperson of Committee

Audit Committee

Our Audit Committee provides oversight of our accounting and financial reporting process, the audit of our financial statements and our internal control function. Among other matters, the Audit Committee assists the Board of Directors in oversight of the independent auditors' qualifications, independence and performance; is responsible for the engagement, retention and compensation of the independent auditors; reviews the scope of the annual audit; reviews and discusses with management and the independent auditors the results of the annual audit and the review of our quarterly consolidated financial statements including the disclosures in our annual and quarterly reports filed with the SEC; reviews our risk assessment and risk management processes; establishes procedures for receiving, retaining and investigating complaints received by us regarding accounting, internal accounting controls or audit matters; approves audit and permissible non-audit services provided by our independent auditor; and reviews and approves related party transactions under Item 404 of Regulation S-K. In addition, our Audit Committee oversees our internal audit function.

All members of our Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NYSE. Our Board of Directors has determined that Mr. Robson and Mr. Longfield are audit committee financial experts as defined under the applicable rules of the SEC and have the requisite financial sophistication as defined under the rules and regulations of the NYSE. All of the members of our audit committee are independent directors as defined under the applicable rules and regulations of the SEC and the NYSE.

Compensation Committee

Our Compensation Committee adopts and administers the compensation policies, plans and benefit programs for our executive officers and all other members of our executive team. In addition, among other things, our Compensation Committee annually evaluates, in consultation with the Board of Directors, the performance of our Chief Executive Officer, reviews and approves corporate goals and objectives relevant to compensation of our Chief Executive Officer and other executives and evaluates the performance of these executives in light of those goals and objectives. Our Compensation Committee also adopts and administers our equity compensation plans.

All of the members of our Compensation Committee are independent under the applicable rules and regulations of the SEC and the NYSE, and Section 162(m) of the Internal Revenue Code (the "Code").

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee is responsible for, among other things, making recommendations regarding corporate governance, the composition of our Board of Directors, identification, evaluation and nomination of director candidates and the structure and composition of committees of our Board of Directors. In addition, our Nominating and Corporate Governance Committee oversees our corporate governance guidelines, approves our Committee charters, oversees compliance with our code of business conduct and ethics, reviews actual and potential conflicts of interest of our directors and officers other than related party transactions reviewed by the Audit Committee and oversees the Board self-evaluation process. Our Nominating and Corporate Governance Committee is also responsible for making recommendations regarding non-employee director compensation to the full Board of Directors.

All of the members of our Nominating and Corporate Governance Committee are independent under the rules and regulations of the NYSE.

Compensation Committee Interlocks and Insider Participation

Messrs. Golding, Hewitt and Ibbotson served as members of our Compensation Committee in fiscal 2011. In August 2011, Mr. Hewitt, our Chairman and CEO, resigned as a member of the Compensation Committee. None of the current members of our Compensation Committee is or has at any time during the past year been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee. For a description of related party transactions involving members of our Compensation Committee, see "Related Party Transactions."

Non-Employee Director Compensation

Non-employee directors do not receive an annual retainer, but have been granted stock options on an annual basis. For service on the Audit Committee, members receive $5,000 annually and the chairperson of the Audit Committee and the Compensation Committee receive $10,000 and $5,000, respectively, annually.

The table below sets forth all compensation paid to our non-employee directors for fiscal 2011. Information regarding Mr. Hewitt's compensation, our only management director, is included under "Executive Compensation."

Name	Fees Earned or Paid in Cash ($)		Option Awards ($)(1)(2)		Total ($)
John R. Garel	5,000	(3)	21,300	(4)	26,300
Gary P. Golding	—		21,300	(5)	21,300
Steven Ibbotson	5,000		21,300		26,300
Ross N. Longfield	5,000		21,300		26,300
Ellen M. McDowell	—		78,600		78,600
George T. Robson	10,000		21,300		31,300

(1)
Amounts in this column reflect the grant date fair value of the options granted to each non-employee director under the company's 1998 Stock Option Plan, calculated in accordance with FASB Accounting Standards Codification Topic 718 ("ASC Topic 718"), based on the fair market value, as determined by the Board of Directors of the Company's stock on the date of grant. Assumptions used in the calculation of these amounts are included in Note 11 to the Company's audited financial statements for the fiscal year ended April 30, 2011, included in this prospectus.

(2)
The aggregate number of option awards outstanding as of April 30, 2011 for each director was as follows: Mr. Garel, 60,000 options which were issued, upon Mr. Garel's request, to Envest II, LLC and Envest III, LLC (Mr. Garel is a manager of the manager of both companies), Mr. Golding, 30,000 options which were issued, upon Mr. Golding's request, to Edison Venture Fund IV, L.P., a fund managed by an entity in which Mr. Golding serves as General Partner, Mr. Ibbotson, 40,000 options, Mr. Longfield, 40,000 options, Ms. McDowell, 30,000 options, and Mr. Robson, 40,000 options.

(3)
$750 of these fees were paid, upon Mr. Garel's request, to Envest II, LLC, and $4,250 of the fees were paid to Envest III, LLC. Mr. Garel serves as a manager of the manager for Envest II, LLC and Envest III, LLC.

(4)
1,500 of the 10,000 options granted to Mr. Garel in fiscal 2011 were issued, upon Mr. Garel's request, to Envest II, LLC and the remaining 8,500 options were issued to Envest III, LLC.

(5)
The 10,000 options granted to Mr. Golding in fiscal 2011 were issued, upon Mr. Golding's request, to Edison Venture Fund IV, L.P., a fund managed by an entity in which Mr. Golding serves as General Partner.

Code of Conduct

We have adopted a code of conduct that applies to all of our employees, including our executive officers and directors, and those employees responsible for financial reporting. We expect that, to the extent required by law, any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Executive Compensation

Compensation Discussion and Analysis

The compensation provided to our "named executive officers" for fiscal 2011 is set forth in detail in the Summary Compensation Table for fiscal 2011 and other tables and the accompanying footnotes that follow this section. This section explains our executive compensation philosophy, objectives and design, our compensation-setting process, our executive compensation program components and the decisions made in fiscal 2011 for each of our named executive officers.

Our named executive officers for fiscal 2011 consisted of the following individuals:

  •
  John T. Hewitt, who currently serves as our Chairman, President and Chief Executive Officer;

  •
  Mark F. Baumgartner, who currently serves as our Vice President and Chief Financial Officer;

  •
  T. Rufe Vanderpool, who currently serves as our Chief Operating Officer; and

  •
  James J. Wheaton, who currently serves as our General Counsel and Vice President, Legal and Governmental Affairs.

Compensation Overview and Objectives

We strive to establish compensation practices that attract, retain and reward our senior management, and strengthen the mutuality of interests between our senior management and our stockholders. We believe that the most effective executive compensation program is one that is conservative, but competitive, and which aligns the compensation of our senior management with the creation of stockholder value. Under the oversight of the Compensation Committee, we have developed and implemented a pay-for-performance executive compensation program that rewards senior management for the achievement of certain financial performance objectives. We achieve the philosophies of pay-for-performance and alignment of senior management compensation with stockholder value creation primarily by providing a substantial portion of each executive's total annual compensation through annual performance bonuses and grants of long-term equity compensation. In the past several years, the Compensation Committee tied the level of bonus payments under our bonus plan to the achievement of certain company-wide financial performance objectives and individual goals (other than for the Chief Executive Officer and Chief Financial Officer, whose bonus payments are solely tied to company-wide financial performance objectives). We describe our 2011 bonus plan in greater detail below under "Annual Bonuses" and describe equity grants in more detail under "Long-Term Equity Incentive Compensation." We do not anticipate a change from this basic compensation philosophy following this offering.

Determination of Compensation

Our Compensation Committee is responsible for determining our compensation and benefit plans generally, and has established and reviewed all compensatory plans and arrangements with respect to our named executive officers. The Compensation Committee meets not less than four times annually to specifically review and determine adjustments, if any, to all elements of compensation, including base salary, annual bonus compensation and long-term equity awards. The Compensation Committee annually evaluates the achievement of performance goals for the prior fiscal year and sets new performance goals for the current fiscal year. The Compensation Committee also meets additionally as needed to discuss compensation-related matters as they arise during the year.

In addition, with respect to the compensation of our named executive officers, other than our Chief Executive Officer, the Compensation Committee seeks the input and recommendation of our Chief Executive Officer. Our Chief Executive Officer reviews each other named executive officer's overall performance and contribution to the Company at the end of each fiscal year and makes recommendations regarding each element of their compensation to the Compensation Committee. Our Chief Executive Officer's compensation is determined solely by the Compensation Committee. Our Chief Executive Officer does not participate in any formal discussion with the Compensation Committee regarding his compensation decisions. We intend to continue this process of determining compensation following the completion of this offering.

The Compensation Committee does not generally rely on formulaic guidelines for determining the mix or levels of cash and equity-based compensation, but rather maintains a flexible compensation program that allows it to adapt components and levels of compensation to motivate and reward individual executives within the context of our desire to attain certain strategic and financial goals. Subjective factors considered in compensation determinations include an executive's skills and capabilities, contributions as a member of the executive management team, contributions to our overall performance and the sufficiency of total compensation potential and structure to ensure the retention of an executive when considering the compensation potential that may be available elsewhere.

The Compensation Committee has generally not undertaken any formal benchmarking or reviewed any surveys commissioned by us of compensation for our competitors, but has instead relied primarily on our members' general knowledge of the competitive market. However, the Board of Directors did review salaries at similar companies for similarly-situated executives in fiscal 2011 when determining the base salary level for Mr. Wheaton, our General Counsel and Vice President, Legal and Governmental Affairs, who joined the company in February 2011.

In light of this offering, we have recently engaged a compensation consultant, Pearl Meyer & Partners ("Pearl Meyer"), to conduct an overall assessment of our compensation programs and practices and to make recommendations regarding changes to our programs and practices as we transition to being a public company.

Components of Compensation for Fiscal 2011

For fiscal 2011, the compensation provided to our named executive officers consisted of base salary, annual bonus, long-term equity-based compensation, retirement benefits and other benefits, each of which is described in more detail below. We believe that the mix of cash- and equity-based compensation, as well as the relationship of fixed to performance-based compensation, is properly balanced and provides us with an effective means to attract, motivate and retain our named executive officers, as well as reward them for creation of stockholder value.

Base Salary

The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive's skill set, experience, role and responsibilities. Base salary amounts are established at the time of each named executive officer's initial employment with the company, but are subject to upward adjustment by the Compensation Committee after its consideration of, among other factors, the scope of the executive's responsibilities, individual performance for the prior year, the mix of fixed compensation to overall compensation and consistency with what the Compensation Committee considers to be the market standard for compensation paid to similarly-situated executives at other companies.

In fiscal 2011, the Compensation Committee established a company-wide guideline that provided for an average salary increase to all employees of approximately 4% of their fiscal 2010 salary, with the actual amount of any employee's raise determined based on fiscal 2010 performance. In fiscal 2011, each of Messrs. Hewitt and Vanderpool received a 5.0% raise pursuant to these guidelines and based on the Committee's subjective evaluation of their performance. Mr. Baumgartner's base salary was increased by 39.7% in fiscal 2011 because he had previously agreed to forego a scheduled raise in a prior year in which raises were not generally received by our employees and the Compensation Committee determined to include that prior scheduled increase in his base salary for fiscal 2011.

Mr. Wheaton was hired in February 2011 and his base salary was set at a level that was in line with the market standards for compensation paid to similarly-situated executives at other companies, as demonstrated in an informal survey of similarly situated companies that was conducted under the direction of the Compensation Committee. With respect to Mr. Wheaton's base salary, which is set forth in his written employment agreement, Mr. Wheaton's base salary will automatically increase from its then current level by $50,000 upon the first day that the company's stock trades on a public exchange following the effective date of a registration statement under the Securities Act of 1933 or the Securities Exchange Act of 1934.

In fiscal 2012, we do not anticipate any significant changes to the process of setting base salaries, although we may decide to engage in formal benchmarking of salaries based on Pearl Meyer's final recommendations.

Annual Bonuses

We have an annual performance bonus plan (a short-term cash incentive bonus plan with annual financial, and in some cases, individual performance goals), through which we provide for cash bonus awards to certain of our senior employees, including all of our named executive officers. Annual bonuses, which are generally paid during June for the prior fiscal year's performance, are intended to compensate executives for achieving annual company-wide financial goals and, in some instances, individual performance goals. Under our bonus plan, our Compensation Committee established a target bonus amount (expressed as a percentage of base salary) for each of our executives that would become payable upon the achievement of our corporate performance metrics and, in the case of Mr. Vanderpool, individual performance. Target bonus amounts for fiscal 2011 (140% of base salary for Mr. Hewitt, 75% of base salary for Mr. Baumgartner and 60% of base salary for Mr. Vanderpool) were established by the Compensation Committee in June 2010, with actual bonuses for fiscal 2011 being based upon the achievement of the applicable performance objectives. No bonuses were to be earned under the bonus plan unless we achieved 85% of the target for the company-wide performance metrics described below. Our Compensation Committee also has the discretion to award an additional bonus to the extent that we exceed the target performance metrics.

The target bonus amounts for Messrs. Hewitt, Baumgartner and Vanderpool were determined by our Compensation Committee based on consideration of our overall compensation program and market standards for compensation paid to similarly-situated executives at other companies based on their general knowledge of the competitive market. The fiscal 2011 target bonus percentages for our named executive officers did not change from their fiscal 2010 levels. For fiscal 2011, the payment of annual bonuses to Messrs. Hewitt and Baumgartner were based 100% upon achievement of company-wide performance goals relating to our revenue and net income. For Mr. Vanderpool, the payment of his annual bonus was based two-thirds upon achievement of these company-wide performance goals and one-third upon his achievement of certain individual performance goals. The performance goals for each of our named executive officers used in determining the target bonus as a percentage of the officer's base salary is set forth in the table below:

Name	Revenue (%)	Net Income (%)	Individual (%)	Total Target Bonus as Percentage of Base Salary (%)
John T. Hewitt	70	70	0	140
Mark F. Baumgartner	35	40	0	75
T. Rufe Vanderpool	15	25	20	60

For fiscal 2011, our target revenue goal was approximately $97.9 million and our target net income goal was $17.3 million. Accordingly, no bonuses were to be earned under the bonus plan unless the following threshold amounts were achieved: (i) our revenue was at least $83.2 million or (ii) our net income was at least $14.7 million (85% of target). For fiscal 2011, we achieved $95.5 million in revenue (98% of target) and $16.3 million in net income (as adjusted for expenses related to preparing for our public offering)

(95% of target). Under the bonus plan, once the threshold amounts were achieved, payments are made in an amount equal to 25% of the total revenue or net income percentage for each additional 5% of the target achieved up to 100% of the target as illustrated in the table below:

% of Target Achieved	Payout (%)
85	25
90	50
95	75
100	100	(1)

(1)
The Compensation Committee has the discretion to award an additional bonus to the extent we exceed the target performance metrics.

For example, if we achieved 85% of the revenue target, an officer with a 50% revenue component would receive 12.5% of the revenue bonus component (25% of 50%). In fiscal 2011, we achieved 98% and 95% of our revenue and net income goals, respectively, and therefore we paid out 75% of the respective amounts allocated to the revenue and net income components of each officer's bonus. For Mr. Vanderpool, the payment of his annual bonus was based two-thirds upon the achievement of the revenue and net income performance goals and one-third upon his achievement of certain individual goals, including growth in number of stores, tax returns prepared and systemwide revenue. Mr. Vanderpool received 8% of his base salary attributable to the achievement of his individual performance goals based upon the recommendation of our Chief Executive Officer and approval by our Compensation Committee. For fiscal 2012, Mr. Vanderpool's target bonus will be entirely based on the achievement of company-wide performance goals with no individual performance component.

The following table sets forth the actual bonus payouts for our named executive officers based on the performance achieved.

	Actual Bonus Amounts as a Percentage of Salary (%)
			Actual Bonus Amount as a Percentage of Base Salary (%)
Name	Revenue	Net Income			Actual Bonus Amount ($)
John T. Hewitt	52.5	52.5	105		303,849
Mark F. Baumgartner	26.25	30	56		118,800
T. Rufe Vanderpool	11.25	18.75	38	(2)	61,845	(2)
James J. Wheaton(1)	—	—	—		50,000

(1)
Mr. Wheaton is guaranteed a minimum bonus of $50,000 for fiscal 2011 and fiscal 2012. For 2011, Mr. Wheaton was not required to meet any performance goals under the bonus plan because his employment with us began in February 2011. In fiscal 2012, Mr. Wheaton's target bonus is 30% of base salary (with a minimum guaranteed bonus of $50,000).

(2)
Includes $13,020 (8% of base salary) related to the achievement of Mr. Vanderpool's individual performance goals.

For fiscal 2011, the aggregate payout percentages for Messrs. Hewitt, Baumgartner and Vanderpool were 105%, 56% and 38%, respectively, resulting in payouts of $303,849, $118,800 and $61,845, respectively. Mr. Wheaton received a guaranteed payout of $50,000. These amounts were paid in June 2011.

For fiscal 2012, the target bonuses for Messrs. Hewitt, Baumgartner and Vanderpool will remain the same (140%, 75% and 60%, respectively). However, Mr. Vanderpool's target bonus will be entirely based on the achievement of company-wide financial goals with no individual performance component. For 2012, Mr. Wheaton's target bonus will be 30% of his base salary, with a minimum guaranteed bonus of $50,000.

Long-Term Equity Compensation

1998 Stock Option Plan

Originally effective as of May 1, 1998, and as subsequently extended effective May 1, 2008, our 1998 Stock Option Plan, or the 1998 Plan, is designed to assist in attracting, retaining and motivating employees, non-employee directors and other independent contractors of outstanding ability and to promote the identification of their interests with those of the stockholders of the company. Following this offering, we intend to grant equity awards under a new stock incentive plan, which is discussed below and no further grants will be made under the 1998 Plan.

Our Board of Directors administers the 1998 Plan and is authorized to, among other things, designate participants, grant options, determine the terms and conditions relating to options, including vesting, prescribe option agreements, interpret the stock option plan and to make any other determinations that it deems necessary or advisable for the administration of the 1998 Plan.

Our 1998 Plan reserved 6,100,000 shares of our common stock for issuance, as adjusted for any stock dividend or split, recapitalization, merger, consolidation, reorganization or any other similar corporate transaction or event. For purposes of determining the shares previously available for grant under the stock option plan, to the extent that an option expires or is canceled, forfeited, settled in cash or otherwise terminated without a delivery to the participant of the full number of shares to which the option related, the undelivered shares will again be available for grant. Similarly, shares withheld in payment of the exercise price or taxes relating to an option and shares equal to the number surrendered in payment of any exercise price or taxes relating to an option shall be deemed to constitute shares not delivered to the participant and shall be deemed to again be available for options under the 1998 Plan.

The Board of Directors has the ability to amend or terminate the 1998 Plan at any time, provided that no amendment or termination will be made without stockholder approval to increase the aggregate number of shares that may be issued under the plan (except in the case of certain corporate transactions as described above), to modify eligibility under the plan or to increase materially the benefits accruing to participants under the plan. The Board of Directors may also suspend or terminate the 1998 Plan at any time, provided such termination does not adversely affect the rights of any option holders. Unless sooner terminated, the 1998 Plan will terminate on April 30, 2018.

In fiscal 2011, each of our named executive officers other than Mr. Baumgartner (who received a multi-year grant in June 2008) received a grant of options. The number of options granted (except for Mr. Wheaton) was determined by our Board of Directors, based upon recommendations from the Compensation Committee and, other than with respect to his own grants, the Chief Executive Officer, based on each executive's position, role and responsibilities, and individual performance as determined by the Board of Directors. Mr. Wheaton's options were granted upon his employment with us in February 2011. In addition, on June 3, 2011, the Board of Directors made grants of options to our employees, including a grant of 90,000 options to Mr. Vanderpool.

In determining the actual number of options awarded to our named executive officers, the Board of Directors considered our past grant practices and determined awards that were consistent with our overall compensation objectives. Those objectives include providing a substantial portion of named executive officer compensation in the form of long-term equity-based compensation and aligning our named executive officers' interests with those of our stockholders. Historically (and in fiscal 2011), the Board of Directors determined the actual number of options to be awarded to our named executive officers during a given fiscal year by assessing targeted long-term ownership levels and the relative percentage of total equity outstanding that each option grant represents. Consistent with past practices, Mr. Wheaton was granted 200,000 options in fiscal 2011 in connection with the commencement of his employment. The Board of Directors, upon the recommendation of our Compensation Committee and our Chief Executive Officer, determined the number of options awarded to Mr. Wheaton based upon his role and responsibilities and based on a desire to align his interests with those of our stockholders at the outset of his employment by providing him with a grant of long-term equity-based compensation. As a new hire, Mr. Wheaton received a multi-year option grant which is consistent with our recent practice of providing our senior officers with larger multi-year grants.

Our 1998 Plan provides that the Board of Directors may determine the vesting schedule of options granted. With the exception of the options granted to Mr. Wheaton, multi-year options granted to our senior officers, including our named executive officers, generally vest over a five-year period, with 20% vesting on the first anniversary of the original grant date and the remaining 80% vesting on a pro-rata basis on each anniversary of the original grant date over the four-year period thereafter; each tranche expires five years from the date of vesting. The stock options granted under the 1998 Plan do not provide for accelerated vesting in the event of a termination or change of control. In the case of Mr. Wheaton, his options vest as to 40,000 shares each year on the last day of each fiscal year beginning with the fiscal year ended April 30, 2011, but vest fully and become exercisable as to all options under the grant upon the termination of Mr. Wheaton's employment for "good reason" as defined in his employment agreement. We believe that granting options subject to the vesting schedules described above provides us with an effective mechanism to incentivize and to retain our named executive officers and to align their interest with the long-term interests of our stockholders.

2011 Equity and Cash Incentive Plan

On August 26, 2011, in consideration of the benefits of long-term equity incentive awards and upon the recommendation of our Compensation Committee, our Board of Directors adopted the JTH Holding, Inc. 2011 Equity and Cash Incentive Plan (referred to as the "2011 Equity and Cash Incentive Plan" or the "2011 Plan"). The 2011 Plan was subsequently approved by our stockholders on August 30, 2011. The Plan will provide us with the ability to utilize equity incentive awards as a part of our overall compensation structure.

Key features of the 2011 Plan include:

  •
  All stock options, stock appreciation rights and other purchase rights must have an exercise price that is not less than the fair market value of the underlying stock on the grant date.

  •
  The maximum number of shares of our Class A Common Stock that will be made available under the 2011 Plan is 2,172,030 (which includes 172,030 shares which had been previously available under the 1998 Plan). The maximum number of shares of our Class A Common Stock that may be issued under the 2011 Plan may be issued under any type of Award, including incentive stock options within the meaning of Section 422 of the Code.

  •
  The 2011 Plan does not include any reload or "evergreen" share replenishment features.

  •
  Without stockholder approval, we may not reprice Awards or repurchase Awards that are subject to forfeiture or have not yet vested.

  •
  Any material amendments to the 2011 Plan require stockholder approval.

  •
  The 2011 Plan will be administered by our Compensation Committee, which is comprised entirely of independent directors.

  •
  No further Awards will be granted under the 1998 Plan.

  •
  No dividends or Dividend Equivalents (as defined below) may be granted in connection with Options, SARs or other Stock-Based Awards in the nature of purchase rights (as defined below). No dividends or Dividend Equivalents may be paid in connection with a performance-based Award unless and until the underlying performance conditions are achieved, and any such dividends or dividend equivalents will accumulate (without interest) and become payable only at the time and to the extent the applicable Award becomes payable or nonforfeitable.

A summary of the principal features of the 2011 Plan is included below in "— Summary of the 2011 Equity and Cash Incentive Plan." However, every aspect of the 2011 Plan is not addressed in this summary, and we encourage you to read the full text of the Plan which is attached as an exhibit to the registration statement of which this prospectus forms a part.

Retirement Benefits

In fiscal 2011, each of our named executive officers had the opportunity to participate in our 401(k) plan on the same basis as our other employees. We believe that the 401(k) plan provides an enhanced opportunity for our named executive officers to plan for and meet their retirement savings needs. This plan is a tax-qualified retirement plan designed to meet the requirements of Sections 401(a) and 401(k) of the Code. Under the 401(k) plan, participants may elect to make pre-tax savings deferrals of up to 86% of their compensation each calendar year, subject to annual limits on such deferrals (e.g., $16,500 in the 2010 calendar year) imposed by the Code. Participants who attain age 50 also may elect to make certain catch-up contributions, subject to a separate annual limit on such contributions ($5,500 in the 2010 calendar year) imposed by the Code.

We may in our discretion, on an annual basis, make a matching contribution with respect to a participant's elective deferrals and/or may make additional company contributions. Historically, we have matched 50% of the amount contributed by a participant, up to 3% of the participant's compensation subject to applicable limits pursuant to Section 401(a)(17) of the Code. Each of our named executive officers other than Mr. Vanderpool and Mr. Wheaton participated in our 401(k) plan during fiscal 2011 and received matching contributions.

Perquisites and Other Benefits

In fiscal 2011, our named executive officers were eligible to receive the same benefits, including life and health benefits, which were available to all employees.

Employment/Severance, Non-Competition and Non-Solicitation Agreements

With the exception of Mr. Wheaton, none of our named executive officers is entitled to receive severance benefits upon termination of employment. Pursuant to Mr. Wheaton's employment agreement, he is entitled to severance benefits upon certain qualifying terminations of his employment. This severance arrangement was offered to induce Mr. Wheaton to accept employment with the company.

Additionally, we have entered into agreements with Mr. Hewitt and Mr. Vanderpool that provide us valuable protection by subjecting those officers to restrictive covenants that prohibit the disclosure of confidential information during and following their employment and limit their ability to engage in competition with us or otherwise interfere with our business relationships following their termination of employment.

Employment Agreements

Aside from the non-competition and non-solicitation agreements mentioned above, Mr. Wheaton is the only named executive officer with a formal written employment agreement. However, we intend to enter into employment agreements with each of the other named executive officers in connection with this offering.

James J. Wheaton.    The effective date of Mr. Wheaton's agreement is February 7, 2011 and the agreement provides for an initial two-year term. The agreement is automatically renewed for successive one-year terms, unless either party gives the other written notice of non-renewal at least 90 days prior to the expiration of the term.

Mr. Wheaton received a signing bonus of $40,000 under his agreement. Additionally, Mr. Wheaton's agreement provides for an initial base salary of $260,000 per year and provides for an automatic increase of $50,000 upon the first day that the company's stock trades on a public exchange following the effective date of a registration statement of the company under the Securities Act of 1933 or the Securities Exchange Act of 1934. As mentioned above, Mr. Wheaton is eligible to participate in the company's annual cash bonus plan for fiscal 2012.

Mr. Wheaton's employment entitles him to employee benefits generally available to all employees. He is also provided with a PDA device. Mr. Wheaton's employment agreement also provides that the company will pay or reimburse him for any required licenses or bar expenses related to his status as an attorney admitted to the Virginia State Bar, and for other expenses related to his bar leadership position.

As discussed above, under "— Long-Term Equity Compensation," Mr. Wheaton was granted 200,000 options upon his employment with the company.

As discussed below under "— Potential Payments on Change of Control," Mr. Wheaton's agreement provides for severance benefits to be paid to him upon certain qualifying terminations.

Mark F. Baumgartner.    Mr. Baumgartner has an informal five year unwritten employment arrangement that provides for an initial base salary of $151,200, with annual increases of $30,000 for five years, which increases began in June 2009. Under this arrangement, Mr. Baumgartner's target bonus under the annual cash bonus plan is 75% of his base salary.

None of our other named executive officers has any written or unwritten employment arrangements.

Summary of the 2011 Equity and Cash Incentive Plan

Reasons for the 2011 Plan.    We believe our compensation programs are structured to attract, retain and motivate our employees, officers and directors. Our Board of Directors believes that equity incentive awards play a key role in these programs as they help align the interests of employees, officers and directors with those of our stockholders. The 2011 Plan replaces our 1998 Plan with a plan that provides a broader range of alternatives for awarding equity compensation.

Although we believe that equity incentive awards should continue to be a significant part of our compensation program, in adopting the 2011 Plan our Board of Directors sought to strike an appropriate balance between having sufficient shares available under the 2011 Plan to achieve our goals related to the retention and motivation of employees, officers and directors and avoiding significant stockholder dilution.

General 2011 Plan Information.    The 2011 Plan is intended to permit the grant of stock options (both incentive stock options ("ISOs") and non-qualified stock options ("NQSOs" (collectively "Options")), stock appreciation rights ("SARs"), restricted stock awards ("Restricted Stock Awards"), restricted stock units ("RSUs"), incentive awards ("Incentive Awards"), other stock-based awards ("Stock-Based Awards") and dividend equivalents ("Dividend Equivalents") (collectively "Awards"). All Awards granted under the 2011 Plan will be governed by separate written or electronic agreements between us and the participants. The separate agreements will specify the terms and conditions of the Awards. No right or interest of a participant in any Award will be subject to any lien, obligation or liability of the participant. The laws of the State of Delaware govern the 2011 Plan and any Awards granted thereunder. The 2011 Plan is unfunded, and we will not segregate any assets to cover grants of Awards under the 2011 Plan.

No Awards may be granted on or after ten years following the effective date of the 2011 Plan.

Administration of the 2011 Plan.    We will bear all expenses of administering the 2011 Plan. Our Compensation Committee will administer the 2011 Plan and has the authority to grant Awards to such persons and upon such terms and conditions (not inconsistent with the provisions of the 2011 Plan) as it may consider appropriate. Our Compensation Committee may act through subcommittees or, with respect to Awards granted to individuals who are not subject to the reporting and other provisions of Section 16 of the

Exchange Act and who are not members of our Board of Directors or the Board of Directors of our Affiliates (as defined in the 2011 Plan), delegate to one or more of our officers all or part of its duties with respect to such Awards. The Compensation Committee may, in its discretion, accelerate the time at which any Award may be exercised, become transferable or nonforfeitable or become earned and payable including, without limitation, (i) in the event of the participant's death, disability, retirement or involuntary termination of employment or service (including a voluntary termination of employment or service for good reason) or (ii) in connection with a Change in Control (as defined in the 2011 Plan).

Eligibility for Participation in the 2011 Plan.    Any of our employees or service providers, employees or service providers of our Affiliates, and non-employee members of our Board of Directors or of any Board of Directors of our Affiliates is eligible to receive an Award under the 2011 Plan. However, ISOs may only be granted to our employees or employees of one of our Affiliates.

Shares Subject to the 2011 Plan.    The maximum aggregate number of shares of our Class A Common Stock that may be issued under the 2011 Plan pursuant to Awards is 2,172,030 (which includes 172,030 shares which had been previously available under the 1998 Plan). No further Awards will be granted under the 1998 Plan.

The maximum number of shares of Class A Common Stock that may be issued under the 2011 Plan may be issued under any type of Award, including incentive stock options within the meaning of Section 422 of the Code. Shares which (i) relate to an Award which terminates by expiration, forfeiture or otherwise without the issuance of the shares, or is settled in cash, (ii) are not issued or delivered as the result of the net settlement of the Award, or (iii) are tendered or withheld to pay the purchase price or withholding taxes related to an Award, shall all again be available for issuance under the 2011 Plan.

Except as described below, each share issued in connection with an Award will reduce the number of shares available under the 2011 Plan by one, and each share covered under a stock-settled SAR will reduce the number of shares available under the 2011 Plan by one even though the share is not actually issued upon settlement of the stock-settled SAR.

Notwithstanding the foregoing, the maximum aggregate number of shares of our Class A Common Stock that may be issued under the 2011 Plan, will not be reduced by (i) substitute Awards with respect to our shares of Class A Common Stock that are granted to participants who become employed with us or one of our Affiliates in connection with a corporate transaction or other appropriate event or (ii) Awards with respect to shares of our Class A Common Stock that become available for grant under a shareholder-approved plan of an acquired company (subject in both cases to applicable stock exchange requirements).

In any calendar year, no participant may be granted Options, SARs, Stock-Based Awards in the nature of purchase rights, and other Awards that are intended to constitute "qualified performance-based compensation" within the meaning of Section 162(m) of the Code that relate to more than 500,000 shares of our Class A Common Stock. For any Award that is intended to constitute "qualified performance-based compensation" and that is stated in reference to a specific dollar limit, the maximum amount payable with respect to any 12-month performance period to any one participant is $2,000,000 (pro-rated up or down for performance periods greater or less than 12 months). The maximum number of shares of Class A Common Stock that may be issued pursuant to Awards, the per individual limits on Awards and the terms of outstanding Awards will be adjusted as is equitably required in the event of corporate transactions and other appropriate events.

Awards under the 2011 Plan

Options.    An Option entitles the participant to purchase from us a stated number of shares of our Class A Common Stock. The exercise price per share of Class A Common Stock underlying any Option may not be less than the fair market value of a share of Class A Common Stock on the date the Option is granted. With respect to an ISO granted to a participant who, at the time of grant, beneficially owns more than 10% of the combined voting power of JTH Holding or any of our Affiliates (determined by applying certain attribution rules), the exercise price per share may not be less than 110% of the fair market value of the Class A Common Stock on the date the Option is granted. The exercise price may be paid in cash or, if the written agreement so provides, our Compensation Committee may allow a participant to pay all or part of the exercise price by tendering shares of Class A Common Stock, by a broker-assisted cashless exercise, by means of a "net exercise" procedure, or by any other specified medium of payment. In the case of ISOs, the aggregate fair market value (determined as of the date of grant) of the Class A Common Stock with respect to which an ISO may become exercisable for the first time during any calendar year cannot exceed $100,000; and if this limitation is exceeded, the ISOs which cause the limitation to be exceeded will be treated as NQSOs.

SARs.    A SAR entitles the participant to receive, upon exercise, the excess of the fair market value on that date of each share of Class A Common Stock subject to the exercised portion of the SAR over the fair market value of each such share on the date of the grant of the SAR. A SAR can be granted alone or in tandem with an Option. A SAR granted in tandem with an Option is called a Corresponding SAR and entitles the participant to exercise the Option or the SAR, at which time the other tandem Award expires with respect to the number of shares being exercised. No participant may be granted Corresponding SARs in tandem with ISOs which are first exercisable in any calendar year for shares of Class A Common Stock having an aggregate fair market value (determined as of the date of grant) that exceeds $100,000. A Corresponding SAR may be exercised only to the extent that the related Option is exercisable, and no SAR is exercisable unless the fair market value of the Class A Common Stock at the time of exercise exceeds the fair market value of the Class A Common Stock as of the date of grant of the SAR. As set forth in the written agreement, the amount payable as a result of the exercise of a SAR may be settled in cash, shares of Class A Common Stock or a combination of each.

Restricted Stock Awards.    A Restricted Stock Award is the grant or sale of shares of Class A Common Stock, which may be subject to forfeiture for a period of time or subject to certain conditions. If the Restricted Stock Award is subject to forfeiture, prior to forfeiture, the participant will have all rights of a stockholder with respect to the shares of Class A Common Stock subject to a Restricted Stock Award, including the right to vote the shares and receive dividends thereon, provided, however, the participant may not transfer the shares while they are subject to forfeiture. To the extent deemed necessary by the Compensation Committee (or as described below), dividends payable with respect to a Restricted Stock Award may accumulate (without interest) and become payable in cash or shares of our Class A Common Stock at the time and to the extent that the portion of the Restricted Stock Award to which the dividends relate has become transferable and nonforfeitable. In lieu of retaining the certificates evidencing the shares, we may hold the certificates evidencing the shares in escrow or record the certificates evidencing the shares as outstanding by notation on our stock records. If a participant must pay for a Restricted Stock Award, the participant may pay the purchase price in cash or, if the written agreement so provides, our Compensation Committee may allow a participant to pay all or part of the purchase price by tendering shares of Class A Common Stock, by means of a "net exercise" procedure, or by any other specified medium of payment.

RSUs.    An RSU entitles the participant to receive, upon vesting, shares of our Class A Common Stock (or as otherwise determined by the Compensation Committee and set forth in the applicable agreement, the equivalent fair market value of one share of Class A Common Stock in cash). We will deliver to the participant one share of Class A Common Stock (or, if applicable, the fair market value of one share of Class A Common Stock in cash) for each RSU that becomes earned and payable. No participant shall have any rights of a stockholder with respect to an RSU unless and until the underlying shares of Class A

Common Stock are issued, provided, however, except as described below, dividends payable with respect to shares subject to RSUs may be paid currently or may accumulate (without interest) and be paid in cash or shares of Class A Common Stock only to the extent the related RSUs become earned and payable.

Incentive Awards.    An Incentive Award entitles the participant to receive cash or Class A Common Stock when certain conditions are met. As set forth in the participant's separate agreement, an Incentive Award may be paid in cash, shares of Class A Common Stock or a combination of each. No participant shall have any rights of a stockholder with respect to shares underlying an Incentive Award unless and until the underlying shares of Class A Common Stock are issued.

Stock-Based Awards.    Stock-Based Awards may be denominated or payable in, valued by reference to or otherwise based on shares of Class A Common Stock, including Awards convertible or exchangeable into shares of our Class A Common Stock (or the cash value thereof) and Class A Common Stock purchase rights and Awards valued by reference to the fair market value of the Class A Common Stock. The purchase price for the Class A Common Stock under any Stock-Based Award in the nature of a purchase right may not be less than the fair market value of the shares of the Class A Common Stock as of the date the Stock-Based Award is granted. Cash awards, as an element of or supplement to any other Award under the 2011 Plan, may also be granted.

Our Compensation Committee is also authorized under the 2011 Plan to grant shares of Class A Common Stock as a bonus, or to grant shares of Class A Common Stock or other Awards in lieu of other obligations of us or any of our Affiliates to pay cash or to deliver other property under the 2011 Plan or under any other plans or compensatory arrangements of us or any of our Affiliates.

Dividend Equivalents.    A Dividend Equivalent is an award that entitles the participant to receive cash, shares of Class A Common Stock, other Awards or other property equal in value to all or a specified portion of dividends paid with respect to shares of our Class A Common Stock. Except as described below, Dividend Equivalents may be paid or distributed when accrued or deemed to have been reinvested in additional shares of Class A Common Stock, other Awards or other investment vehicles, subject to restrictions on transferability, risk of forfeiture and any other terms set forth in the written agreement for the Award. However, no Dividend Equivalents may be granted in connection with Options, SARs or Stock-Based Awards in the nature of purchase rights.

Effect of Termination of Employment on Awards.    If a participant terminates employment or service due to death or disability, any unexercised Options, SARs or Stock-Based Awards in the nature of purchase rights may be exercised by the participant (or the participant's transferee if applicable), to the extent exercisable as of termination of employment or service (or on such accelerated basis as our Compensation Committee may determine at or after grant), until 12 months after termination of employment or service or, if earlier, the expiration of the stated term of the Award, unless the written agreement for such Award provides otherwise (in which case the terms of the agreement will control). Any portion of such Award that remains unexercised after the expiration of such period shall terminate with no further compensation due to the participant.

If a participant terminates employment or service for any reason other than death or disability, other than as the result of a termination of service or employment by us or an Affiliate involuntarily and with cause, any unexercised Options, SARs or Stock-Based Awards in the nature of purchase rights may be exercised by the participant (or the participant's transferee if applicable), to the extent exercisable as of termination of employment or service (or on such accelerated basis as our Compensation Committee may determine at or after grant), until three months after termination of employment or service, or, if earlier, until the expiration of the stated term of such Award, unless the written agreement for such Award provides otherwise (in which case the terms of the agreement will control). Any portion of such Award that remains unexercised after the expiration of such period shall terminate with no further compensation due to the participant.

The unvested portion of an Award will terminate without any further compensation to the participant upon the termination of the participant's employment or service, and all Awards (whether vested or not) will terminate without any further compensation due to the participant, if the participant's employment or service is terminated by us or any Affiliate for "Cause" (as defined in the 2011 Plan).

Performance Objectives and Time-Based Vesting.    Our Compensation Committee has the discretion to establish objectively determinable performance conditions for when Awards will become vested, exercisable, or payable. Objectively determinable performance conditions generally are performance conditions (a) that are established in writing (i) at the time of grant or (ii) no later than the earlier of (x) 90 days after the beginning of the period of service to which they relate and (y) before the lapse of 25% of the period of service to which they relate; (b) that are uncertain of achievement at the time they are established and (c) the achievement of which is determinable by a third party with knowledge of the relevant facts.

These performance conditions may be based on one or any combination of metrics related to our financial, market or business performance. Performance conditions may be related to a specific customer or group of customers or products or geographic region individually, alternatively or in any combination, subset or component thereof. The form of the performance conditions also may be measured on a company, Affiliate, division, business unit, service line, segment, product or geographic basis individually, alternatively or in any combination thereof. Performance goals may reflect absolute entity performance or a relative comparison of entity performance to the performance of a peer group of entities or other external measure of the selected performance conditions. Profits, earnings and revenues used for any performance conditions measurement may exclude any extraordinary or nonrecurring items.

The performance conditions may, but need not, be based upon an increase or positive result under the aforementioned performance conditions and could include, for example and not by way of limitation, maintaining the status quo or limiting the economic losses (measured, in each case, by reference to the specific performance conditions). An Award that is intended to become exercisable, vested or payable on the achievement of performance conditions means that the Award will not become exercisable, vested or payable solely on mere continued employment or service. However, such an Award, in addition to performance conditions, may be subject to continued employment or service by the participant. Additionally, the vesting, exercise or payment of an Award can be conditioned on mere continued employment or service or on performance conditions other than those set forth above if the Award is not intended to qualify as performance-based.

The performance conditions may, among others, include any or any combination of the following: gross, operating or net earnings before or after taxes; return on equity; return on capital; return on sales; return on investments; return on assets or net assets; earnings per share (basic or fully diluted and/or before or after taxes); cash flow (per share or otherwise); book value (per share or otherwise); total tax returns prepared; territories sold; territories opened; cash generated; leads generated; new customers generated; fair market value of JTH Holding or any Affiliate or shares of Class A Common Stock; share price or total shareholder return; market share or market penetration; level of expenses or other costs; projects completed; gross, operating or net revenue (by unit or otherwise); profitability or gross, operating or net margins (by unit or otherwise); net income; EBITDA (as defined in the 2011 Plan); Adjusted EBIDTA (as defined in the 2011 Plan); net worth; franchise system-wide revenue; financial product revenue; new office openings; franchise sales; productivity ratios; objective measures of customer satisfaction; working capital; competitive market metrics; and peer group comparisons of any of this business criteria.

The above performance conditions are intended to permit our Compensation Committee to grant Awards that constitute "qualified performance-based compensation" and are exempt from the $1 million limit on deductible compensation payable to our Chief Executive Officer or any of our three other highest paid officers, other than our Chief Executive Officer or our Chief Financial Officer.

The Compensation Committee will have the discretion to select one or more periods of time over which the attainment of one or more of the foregoing performance conditions will be measured for the purpose of determining when an Award will become vested, exercisable or payable.

Form and Timing of Payments.    Payments to be made by us upon the exercise of an Option or SAR or settlement of any other Award may be made in such form as our Compensation Committee may determine and set forth in the separate agreement for the Award, including cash, shares of Class A Common Stock, other Awards or other property and may be made in a single payment or transfer, in installments or on a deferred basis. However, no dividends or Dividend Equivalents may be paid in connection with a performance-based Award unless and until the underlying performance conditions are achieved, and any such dividends or Dividend Equivalents will accumulate (without interest) and become payable to the participant only at the time and to the extent that the applicable Award becomes payable or nonforfeitable.

Stockholder Rights.    No participant shall have any rights as a stockholder unless and until the Award is settled by the issuance of Class A Common Stock (other than such rights as a stockholder to which the participant may be entitled pursuant to the specific terms of the separate agreement).

Maximum Award Period.    No Award may be exercisable or become vested or payable more than 10 years after the date of grant (except that the Compensation Committee may make certain exceptions in the event the Award would expire prior to exercise, vesting or settlement because trading in shares of our Class A Common Stock is then prohibited by law or by any insider trading policy, in which case the term of the Award may be extended until 30 days after the expiration of any such prohibitions). An ISO granted to a participant who beneficially owns more than 10% of the combined voting power of us or any of our Affiliates (determined by applying certain attribution rules) or a Corresponding SAR that relates to such an ISO may not be exercisable more than five years after the date of grant.

Change in Control.    In the event of a "Change in Control" (as defined in the 2011 Plan), the Compensation Committee may:

  •
  declare that some or all outstanding Options, SARs and Stock-Based Awards in the nature of purchase rights previously granted under the 2011 Plan, whether or not then exercisable, will terminate on the Change in Control without any payment, provided the Compensation Committee gives prior written notice to the holders of such termination and gives such holders the right to exercise their outstanding Options, SARs and Stock-Based Awards in the nature of purchase rights for at least seven days before such date to the extent then exercisable;

  •
  terminate on the Change in Control outstanding Restricted Stock Awards, RSUs, Incentive Awards, Stock-Based Awards not in the nature of purchase rights and Dividend Equivalents previously granted under the 2011 Plan that are not then nonforfeitable and transferable or earned and payable (and that will not become nonforfeitable and transferable or earned and payable as of the Change in Control) without any payment to the holder of the Restricted Stock Award, RSUs, Incentive Awards, Stock-Based Awards not in the nature of purchase rights and Dividend Equivalents, other than the return, if any, of the purchase price of any such Awards;

  •
  terminate on the Change in Control some or all outstanding Options, SARs and Stock-Based Awards in the nature of purchase rights previously granted under the 2011 Plan, whether or not then exercisable, in consideration of payment to the holder of the Options, SARs and Stock-Based Awards in the nature of purchase rights, with respect to each share of Class A Common Stock for which the Options, SARs and Stock-Based Awards in the nature of purchase rights are then exercisable (or that will become exercisable as of the Change in Control), of the excess, if any, of the fair market value on such date of the Class A Common Stock subject to such portion of the Options, SARs and Stock-Based Awards in the nature of purchase rights over the purchase price or initial value on the date of grant, as applicable (provided that any portion of such Options, SARs and Stock-Based Awards in the nature of purchase rights that are not then exercisable and will not become exercisable on the Change in Control, and Options, SARs and Stock-Based Awards in the nature of purchase rights with respect to which the fair market value of the Class A Common Stock subject to the Options, SARs and Stock-Based Awards in the nature of purchase rights does not exceed the purchase price or initial value at the date of grant, as applicable, shall be cancelled without any payment therefore);

  •
  terminate on the Change in Control outstanding Restricted Stock Awards, RSUs, Incentive Awards, Stock-Based Awards not in the nature of purchase rights and Divided Equivalents previously granted under the 2011 Plan that will become nonforfeitable and transferable or earned and payable as of the Change in Control (or that previously became nonforfeitable and transferable or earned and payable but have not yet been settled as of the Change in Control) in exchange for a payment equal to the excess of the Fair Market Value of the shares of Class A Common Stock subject to such Awards, or the amount of cash payable under the Awards, over any unpaid purchase price, if any, for such Awards (provided that any portion of such Awards that are not then nonforfeitable and transferable or earned and payable as of the Change in Control (and that will not become nonforfeitable and transferable or earned and payable as of the Change in Control) shall be cancelled without any payment therefore); or

  •
  take such other actions as the Compensation Committee determines to be reasonable under the circumstances to permit the Participant to realize the value of the outstanding Awards (which fair market value for purposes of Awards that are not then exercisable, nonforfeitable and transferable or earned and payable as of the Change in Control (and that will not become exercisable, nonforfeitable and transferable or earned and payable as of the Change in Control) or with respect to which the fair market value of the Class A Common Stock subject to the Awards does not exceed the purchase price or initial value at the date of grant, as applicable, shall be deemed to be zero).

The payments described above may be made in any manner the Compensation Committee determines, including in cash, stock or other property. The Compensation Committee may take the actions described above with respect to Awards that are not then exercisable, nonforfeitable and transferable or earned and payable or with respect to which the Fair Market Value of the Class A Common Stock subject to the Awards does not exceed the purchase price or initial value at the date of grant, as applicable, whether or not the participant will receive any payments therefore. The Compensation Committee in its discretion may take any of the foregoing actions contingent on consummation of the Change in Control and with respect to some or all outstanding Awards, whether or not then exercisable, nonforfeitable and transferable or earned and payable or on an Award-by-Award basis, which actions need not be uniform with respect to all outstanding Awards or participants. However, outstanding Awards shall not be terminated to the extent that written provision is made for their continuance, assumption or substitution by us, or a successor employer or its parent or subsidiary in connection with the Change in Control, except as otherwise provided in the applicable agreement.

The Compensation Committee may provide in an applicable agreement that (i) for Awards not continued, assumed or substituted by us or a successor employer or its parent or subsidiary in connection with a Change in Control, a participant's outstanding Awards shall become fully exercisable, nonforfeitable and transferable or earned and payable on a Change in Control or immediately before the date the Awards will be terminated in connection with the Change in Control or (ii) for Awards that are continued, assumed or substituted by us or a successor employer or its parent or subsidiary in connection with a Change in Control, a participant's Awards shall become fully exercisable, nonforfeitable and transferable or earned and payable upon the participant's death, disability, retirement, or involuntary termination of employment (including a voluntary termination of employment for good reason) within a specified period of time after the Change in Control.

Compliance with Applicable Law.    No Award shall become exercisable, vested or payable except in compliance with all applicable federal and state laws and regulations (including, without limitation, tax, withholding and securities laws), any listing agreement with any stock exchange to which we are a party and the rules of all domestic stock exchanges on which our shares may be listed.

Amendment and Termination of the 2011 Plan.    Our Board of Directors may amend or terminate the 2011 Plan at any time; provided, however, that no amendment may adversely impair the rights of a participant with respect to outstanding Awards without the participant's consent. An amendment will be contingent on approval of our stockholders, to the extent required by law, any tax or regulatory requirement, by the rules of any stock exchange on which our securities are then traded or if the amendment would (a) increase the benefits accruing to plan participants, (b) increase the aggregate number of shares of Class A Common Stock issuable under the 2011 Plan, (c) modify the eligibility requirements of the 2011 Plan, or (d) change the performance criteria set forth in the 2011 Plan for performance-based awards. Additionally, to the extent our Board of Directors deems necessary to continue to comply with the performance-based exception to the deduction limits of Code Section 162(m), our Board of Directors will submit the material terms of the stated performance conditions to our stockholders for approval no later than the first stockholder meeting that occurs after 2014 and again in 2019 (or earlier as may be required).

Forfeiture Provisions; No Repricings.    Awards do not confer upon any individual any right to continue in the employ of or service to us or any of our Affiliates. All rights to any Award that a participant has will be immediately forfeited if the participant is discharged from employment or service for "Cause." Except to the extent approved by our stockholders, the 2011 Plan does not permit (a) any decrease in the exercise price or base value of any outstanding Awards, (b) the issuance of any replacement Options, SARs or Stock-Based Awards in the nature of purchase rights, which shall be deemed to occur if a participant agrees to forfeit an existing Option, SAR or Stock-Based Award in the nature of purchase rights in exchange for a new Option, SAR or Stock-Based Award in the nature of purchase rights with a lower exercise price or base value, (c) us to repurchase underwater or out-of-the-money Options, SARs or Stock-Based Awards in the nature of purchase rights, which shall be deemed to be those Options, SARs or Stock-Based Awards in the nature of purchase rights with exercise prices or base values in excess of the current fair market value of the shares of Class A Common Stock underlying the Option, SAR or Stock-Based Award in the nature of purchase rights, (d) us to issue any replacement or substitute Awards, or pay cash in exchange, for underwater or out-of-the-money Options, SARs or Stock-Based Awards in the nature of purchase rights, (e) us to repurchase any Awards under the 2011 Plan prior to the time the Award becomes exercisable, vested or payable or (f) any other action that is treated as a "repricing" under generally accepted accounting principles.

Federal Income Tax Consequences.    The following discussion summarizes the principal federal income tax consequences associated with Awards under the 2011 Plan. The discussion is based on laws, regulations, rulings and court decisions currently in effect, all of which are subject to change.

ISOs.    A participant will not recognize taxable income on the grant or exercise of an ISO. A participant will recognize taxable income when he or she disposes of the shares of Class A Common Stock acquired under the ISO. If the disposition occurs more than two years after the grant of the ISO and more than one year after its exercise, the participant will recognize long-term capital gain (or loss) to the extent the amount realized from the disposition exceeds (or is less than) the participant's tax basis in the shares of Class A Common Stock. A participant's tax basis in the Class A Common Stock generally will be the amount the participant paid for the stock. If Class A Common Stock acquired under an ISO is disposed of before the expiration of the ISO holding period described above, the participant will recognize as ordinary income in the year of the disposition the excess of the fair market value of the Class A Common Stock on the date of exercise of the ISO over the exercise price. Any additional gain will be treated as long-term or short-term capital gain, depending on the length of time the participant held the shares. Special rules apply if a participant pays the exercise price by delivery of Class A Common Stock.

We will not be entitled to a federal income tax deduction with respect to the grant or exercise of an ISO. However, in the event a participant disposes of Class A Common Stock acquired under an ISO before the expiration of the ISO holding period described above, we generally will be entitled to a federal income tax deduction equal to the amount of ordinary income the participant recognizes.

NQSOs.    A participant will not recognize any taxable income on the grant of a NQSO. On the exercise of a NQSO, the participant will recognize as ordinary income the excess of the fair market value of the Class A Common Stock acquired over the exercise price. A participant's tax basis in the Class A Common Stock is the amount paid plus any amounts included in income on exercise. Special rules apply if a participant pays the exercise price by delivery of Class A Common Stock. The exercise of a NQSO generally will entitle us to claim a federal income tax deduction equal to the amount of ordinary income the participant recognizes.

SARs.    A participant will not recognize any taxable income at the time SARs are granted. The participant at the time of receipt will recognize as ordinary income the amount of cash and the fair market value of the Class A Common Stock that he or she receives. We generally will be entitled to a federal income tax deduction equal to the amount of ordinary income the participant recognizes.

Restricted Stock Awards.    A participant will recognize ordinary income on account of a Restricted Stock Award on the first day that the shares are either transferable or not subject to a substantial risk of forfeiture. The ordinary income recognized will equal the excess of the fair market value of the Class A Common Stock on such date over the purchase price, if any, paid for the Restricted Stock Award. However, even if the shares under a Restricted Stock Award are both nontransferable and subject to a substantial risk of forfeiture, the participant may make a special "83(b) election" to recognize income, and have his or her tax consequences determined, as of the date the Restricted Stock Award is made. The participant's tax basis in the shares received will equal the income recognized plus the price, if any, paid for the Restricted Stock Award. We generally will be entitled to a federal income tax deduction equal to the ordinary income the participant recognizes.

RSUs.    The participant will not recognize any taxable income at the time RSUs are granted. When the terms and conditions to which the RSUs are subject have been satisfied and the RSUs are paid, the participant will recognize as ordinary income the amount of cash and the fair market value of the Class A Common Stock he or she receives. We generally will be entitled to a federal income tax deduction equal to the ordinary income the participant recognizes.

Incentive Awards.    A participant will not recognize any taxable income at the time an Incentive Award is granted. When the terms and conditions to which an Incentive Award is subject have been satisfied and the Award is paid, the participant will recognize as ordinary income the amount of cash and the fair market value of the Class A Common Stock he or she receives. We generally will be entitled to a federal income tax deduction equal to the amount of ordinary income the participant recognizes.

Stock-Based Awards.    A participant will recognize ordinary income on receipt of cash or shares of Class A Common Stock paid with respect to a Stock-Based Award. We generally will be entitled to a federal tax deduction equal to the amount of ordinary income the participant recognizes.

Dividend Equivalents.    A participant will recognize as ordinary income the amount of cash and the fair market value of any Class A Common Stock he or she receives on payment of the Dividend Equivalents. To the extent the Dividend Equivalents are paid in the form of other Awards, the participant will recognize income as otherwise described herein.

Limitation on Deductions.    The deduction by a publicly-held corporation for otherwise deductible compensation to a "covered employee" generally is limited to $1,000,000 per year. An individual is a covered employee if he or she is the Chief Executive Officer or one of the three highest compensated officers for the year (other than the Chief Executive Officer or Chief Financial Officer). The $1,000,000 limit does not apply to compensation payable solely because of the attainment of performance conditions that meet the requirements set forth in Section 162(m) of the Code and the regulations thereunder. Compensation is considered "qualified performance-based compensation" only if (a) it is paid solely on the achievement of one or more performance conditions; (b) a committee consisting solely of two or more "outside directors," such as our Compensation Committee, sets the performance conditions; (c) before payment, the material terms under which the compensation is to be paid, including the performance conditions, are disclosed to, and approved by, the stockholders and (d) before payment, our Compensation Committee certifies in writing that the performance conditions have been met. The 2011 Plan has been designed to enable our Compensation Committee to structure awards that meet the requirements for qualified performance-based compensation that would not be subject to the $1,000,000 per year deduction limit.

Other Tax Rules.    The 2011 Plan is designed to enable our Compensation Committee to structure Awards that will not be subject to Code Section 409A, which imposes certain restrictions and requirements on deferred compensation. However, our Compensation Committee may grant Awards that are subject to Code Section 409A. In that case, the terms of such 409A Award will be (a) subject to the deferral election requirements of Section 409A; and (b) may only be paid upon a separation from service, a set time, death, disability, a change in control or an unforeseeable emergency, each within the meanings of Section 409A. Our Compensation Committee shall not have the authority to accelerate or defer a 409A Award other than as permitted by Code Section 409A. Moreover, any payment on a separation from service of a "Specified Employee" (as defined in the 2011 Plan) will not be made until six months following the participant's separation from service (or upon the participant's death, if earlier) as required by Code Section 409A.

Compensation Risk Assessment

As part of its oversight of our executive compensation program, the Compensation Committee considers the impact of our executive compensation program, and the incentives created by the compensation awards that it administers, on our risk profile. In addition, the Compensation Committee reviews all of our compensation policies and procedures, including the incentives that they create and factors that may increase the likelihood of excessive risk taking, to determine whether they present a significant risk to us. The Compensation Committee believes that our compensation programs are designed with the appropriate balance of risk and reward in relation to our overall business strategy and that the various components of our overall compensation program, taken as a whole, do not encourage excessive risk taking. This conclusion is based on, among other factors, the level of base salaries paid by us, the balance of short-term and long-term incentive compensation, and the establishment of goals and thresholds in compensation plans and awards that are believed to be aggressive, but achievable. The Compensation Committee believes that the risks arising from our employee compensation policies and practices are not reasonably likely to have a material adverse effect on us.

Summary Compensation Table

The following table summarizes information concerning the compensation awarded to, earned by, or paid for services rendered in all capacities by our named executive officers during the year ended April 30, 2011. The compensation described in this table does not include medical, group life insurance or other benefits that are available generally to all of our salaried employees.

Name and Principal Position	Fiscal Year Ended April 30	Salary ($)		Bonus ($)		Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)		Total ($)
John T. Hewitt, Chairman, President and Chief Executive Officer	2011	287,790		—		712,500	303,849	7,636	(3)	1,311,775
Mark F. Baumgartner, Chief Financial Officer	2011	204,277		—		—	118,800	8,961	(3)	332,038
T. Rufe Vanderpool, Chief Operating Officer	2011	161,856		—		99,900	61,845	—		323,601
James J. Wheaton, General Counsel, Vice President of Legal and Governmental Affairs	2011	50,000	(4)	90,000	(5)	606,000	—	—		746,000

(1)
Amounts in this column reflect the grant date fair value of the options granted to each named executive officer under the Company's 1998 Stock Option Plan, calculated in accordance with ASC Topic 718, based on the fair market value, as determined by the Board of Directors, of the Company's stock on the date of grant. Assumptions used in the calculation of these amounts are included in Note 11 to the Company's audited financial statements for the fiscal year ended April 30, 2011, included in this prospectus.

(2)
Amounts in this column were earned under the Company's 2011 annual cash bonus plan for fiscal 2011 performance.

(3)
These amounts reflect the Company's matching contribution under the Company's 401(k) plan.

(4)
Mr. Wheaton was employed by the Company beginning February 7, 2011. Mr. Wheaton's initial base salary was $260,000, subject to increase in accordance with the terms of his employment agreement.

(5)
This amount reflects a $40,000 signing bonus received by Mr. Wheaton upon the commencement of his employment with the Company and a $50,000 minimum guaranteed bonus under the Company's 2011 annual cash bonus plan.

2011 Grants of Plan Based Awards

The following table sets forth information regarding grants of plan based awards to each of the named executive officers during the fiscal year ended April 30, 2011.

					All Other Option Awards; Number of Securities Underlying Options (#)			Grant Date Fair Value of Option Awards ($)(3)
		Estimated Possible Payouts under Non-Equity Plan Incentive Awards ($)				Exercise Price of Option Awards ($/Share)
	Grant Date
Name		Threshold(1)	Target	Maximum(2)
John T. Hewitt		—	405,132	—	—	—
	6/4/2010				275,760	15.00		654,930
	6/4/2010				24,240	16.50	(4)	57,570
Mark F. Baumgartner		—	158,400	—
T. Rufe Vanderpool		—	97,650	—
	6/4/2010				40,000	15.00		99,900
James J. Wheaton		—	—	—	—	—		—
	2/7/2011				200,000	15.00		606,000

(1)
No bonuses were to be earned under the 2011 annual bonus plan unless (i) our revenue was at least $86.7 million, or (ii) our net income was at least $14.7 million.

(2)
The Compensation Committee has the discretion to award an additional bonus to the extent we exceed the target performance metrics.

(3)
Amounts in this column reflect the grant date fair value of the options granted to each named executive officer under the Company's 1998 Stock Option Plan, calculated in accordance with ASC Topic 718, based on the fair market value, as determined by the Board of Directors of the Company's stock on the date of grant.

(4)
As incentive stock options, the exercise price of these options was required to be no less than 110% of the fair market value of our Class A common a stock on the date of grant due to the fact that Mr. Hewitt owns greater than 10% of our voting stock.

Outstanding Option Awards at Year End

The following table sets forth information regarding outstanding option awards held by our named executive officers at April 30, 2011. All grants noted below were made under the Company's 1998 Stock Option Plan.

		Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)
				Option Exercise Price ($)
	Grant Date				Option Expiration Date
Name		Exercisable	Unexercisable
John T. Hewitt	6/1/2007	8,658		11.55	6/1/2012
	6/1/2007	41,342		10.50	6/1/2012
	6/16/2008	6,060		16.50	6/16/2013
	6/16/2008	43,940		15.00	6/16/2013
	5/29/2009	6,060		16.50	5/29/2014
	5/29/2009	68,940		15.00	5/29/2014
	6/4/2010	12,120	12,120	16.50	(1)
	6/4/2010	137,880	137,880	15.00	(1)
Mark F. Baumgartner	2/28/2004	80,000		5.50	(2)
	6/16/2008	120,000	80,000	15.00	(3)
T. Rufe Vanderpool	6/1/2007	8,000		15.00	6/1/2012
	6/16/2008	8,000		15.00	6/16/2013
	5/29/2009	10,000		15.00	5/29/2014
	6/4/2010	20,000	20,000	15.00	(1)
James J. Wheaton	2/7/2011	40,000	160,000	15.00	(4)

(1)
Options vest in equal annual installments in 2010, 2011, 2012 and 2013 with the expiration date for such options being five years after the date that they vest (June 4, 2015, April 15, 2016, 2017 and 2018, respectively).

(2)
Options vested in equal installments in 2007 and 2008 with the expiration date for such options being five years after the date that they vest (April 15, 2012 and April 15, 2013, respectively).

(3)
Options vest in equal annual installments in 2009, 2010, 2011, 2012 and 2013 with the expiration date for such options being five years after the date that they vest (April 15, 2014, 2015, 2016, 2017 and 2018, respectively).

(4)
Options vest in equal annual installments in 2011, 2012, 2013, 2014 and 2015 with the expiration date for such options being five years after the date that they vest (April 15, 2016, 2017, 2018, 2019 and 2020, respectively).

Options Exercised and Stock Vested

The following table sets forth certain information regarding exercised stock options during the year ended April 30, 2011 for each of the named executive officers. We have not granted any other type of stock-based awards.

	Option Awards
Name	Number of Shares Acquired on Exercise (#)(1)	Value Realized on Exercise ($)(2)
John T. Hewitt	50,000	290,910
Mark F. Baumgartner	40,000	380,000
T. Rufe Vanderpool	2,647	17,205
James J. Wheaton	—	—

(1)
Represents the gross number of shares acquired upon exercise of vested options without taking into account any shares that may have been surrendered or withheld to cover the option exercise price or applicable tax obligations.

(2)
Value realized is the gross number of options exercised multiplied by the difference between the fair market value of our Class A common stock on the date of exercise and the exercise price.

Potential Payments on Change of Control

None of our named executive officers has a change in control agreement. However, Mr. Wheaton is entitled to certain payments under his employment agreement upon certain qualifying terminations.

Under his employment agreement, Mr. Wheaton is entitled to certain payments if his employment is terminated by him for Good Reason (as defined under the agreement) or by us without Cause (as defined under the agreement).

If Mr. Wheaton's employment is terminated by him for Good Reason or by us without Cause, he is entitled to the following: (i) the payment of his base salary through the date of termination; (ii) the payment of an amount equal to his monthly base salary multiplied by 24; (iii) the payment of the pro-rated bonus that would have been payable to him; (iv) the payment of an amount equal to two times the pro-rated bonus to which he would have been entitled; (v) the accelerated vesting of any incentive stock awards, including options, that were not vested as of the date of his termination; (vi) continued coverage at our expense under any medical, dental, life insurance and disability policies for a period of two years, unless Mr. Wheaton becomes reemployed with another employer and is eligible to receive such welfare benefits from that employer; and (vii) any other amounts or benefits required to be paid to Mr. Wheaton or that he is eligible to receive under any plan, program, policy or practice or contract or agreement with us.

If Mr. Wheaton's employment is terminated by him without Good Reason or by us for Cause, Mr. Wheaton is only entitled to the payment of his salary through the date of termination.

If Mr. Wheaton's employment is terminated as a result of his death or disability, he is entitled to his base salary through the date of his termination, as well as the pro-rata bonus to which he would have been entitled.

The following table shows the potential payments upon Mr. Wheaton's termination. The amounts calculated in the table assume the termination occurred on April 30, 2011 and that Mr. Wheaton was paid in a lump sum payment.

			Benefits and Perquisites
	Severance Compensation
			Unvested Stock Options	Welfare Benefits
	Severance	Bonus			Total
Voluntary termination without Good Reason	—	—	—	—	—
Voluntary termination for Good Reason	$520,000	$100,000	—	$17,664	$637,664
Termination by Company for Cause	—	—	—	—	—
Termination for Company without Cause	$520,000	$100,000	—	$17,664	$637,664
Death	—	$50,000	—	—	$50,000
Disability	—	$50,000	—	—	$50,000

Related Party Transactions

Other than compensation arrangements, we describe below transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

  •
  the amounts involved exceeded or will exceed $120,000; and

  •
  any of our directors, executive officers or holders of more than 5% of our common stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Compensation arrangements for our directors and named executive officers are described elsewhere in this prospectus.

Loan to John T. Hewitt

We entered into loan agreements with John T. Hewitt, our Chairman and Chief Executive Officer, on September 11, 2009 and November 2, 2010. The loans bore interest at a rate of 4.25% per annum and had maturities of $750,000 on September 11, 2014 and $250,000 on November 2, 2011. As of April 30, 2011, the outstanding principal amount of the loans was $950,000, which was the largest outstanding principal amount at any time during the last three fiscal years. The balance of $950,000, including accrued but unpaid interest, was repaid in full by Mr. Hewitt on September 2, 2011.

Stock Issuances and Repurchases

In the three fiscal years ended April 30, 2011, we repurchased an aggregate of 668,455 shares of our Class A common stock from certain of our directors, executive officers and holders of more than 5% of our Class A common stock for an aggregate repurchase price of approximately $10.0 million. In addition, during the same period, we repurchased 18,146 shares of our Class A convertible preferred stock, which had a 1 to 10 conversion ratio into Class A common stock, from one of our 5% stockholders, Edison Venture Fund IV, L.P., for an aggregate repurchase price of approximately $2.7 million. Mr. Golding, one of our directors, serves as a General Partner of the manager of Edison Venture Fund IV, L.P. Moreover, during the fiscal quarter ended July 31, 2011, we repurchased an aggregate of 23,800 shares of our Class A common stock from directors and officers for an aggregate repurchase price of $357,000.

During fiscal 2011, we repurchased shares of our Class A common stock and Class A convertible preferred stock from the following persons in the following amounts: Edison Venture Fund IV, L.P. ($2,000,055 in Class A common stock and $2,721,900 in Class A convertible preferred stock); John T. Hewitt ($792,015); Mark F. Baumgartner ($327,300); George T. Robson ($117,000); Steven Ibbotson ($110,505); and T. Rufe Vanderpool ($22,500). All repurchases conducted during fiscal 2011 were effected at a repurchase price of $15.00 per share. During the fiscal quarter ended July 31, 2011, we repurchased 16,000 shares of our Class A common stock from John T. Hewitt ($240,000) and 7,800 shares of our Class A common stock from Ross N. Longfield ($117,000).

We believe that all of the repurchases conducted during the three fiscal years ended April 30, 2011 and during the quarter ended July 31, 2011 were effected at the fair value of the repurchased shares. All of the repurchases from directors, executive officers and holders of more than 5% of our Class A common stock, as well as the repurchase of our Class A convertible preferred stock, during those periods were made at a price of $15.00 per share of common stock (or its equivalent). During this period, all stock options issued by the Company were likewise granted with an exercise price based on a fair value of $15.00 per share, and the significant transaction in which Envest III, LLC acquired shares from Edison Venture Fund IV, L.P. in February 2011 was likewise effected at a price of $15.00 per share of Class A common stock. The repurchase price of $15.00 utilized throughout this period was less than the price per share of the shares issued by us to the two Envest entities in June 2008, as described below, but that higher price reflected an agreement to allow those entities to purchase shares at the identical price at which we had effected a stock repurchase from a related entity in 2007. In the 2008 transaction, we issued 424,376 shares of our Class A common stock to Envest II, LLC and Envest III, LLC for an aggregate purchase price of $7.1 million. Mr. Garel, one of our directors, serves as a Senior Managing Director for the manager of Envest II, LLC and Envest III, LLC.

The shares repurchased by us from directors, executive officers and holders of more than 5% of our Class A common stock were originally acquired by those parties at various times since our formation in 1996 at prices per share (giving effect to stock splits) ranging from $1.00 to $10.50.

Policy for Approval of Related Party Transactions

We intend to adopt a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the prior consent of our Audit Committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest must first be presented to our Audit Committee for review, consideration and approval. In approving or rejecting any such proposal, our Audit Committee is to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person's interest in the transaction. All of the transactions described above were entered into after presentation, consideration and approval by our Board of Directors.

Principal and Selling Stockholders

The following table sets forth, as of August 31, 2011, information regarding beneficial ownership of our capital stock by:

  •
  each person, or group of affiliated persons, known by us to beneficially own more than 5% of our Class A common stock or Class B common stock;

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  all of our directors and executive officers as a group; and

  •
  each of the selling stockholders.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are currently exercisable or exercisable within 60 days of August 31, 2011. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of capital stock shown that they beneficially own, subject to community property laws where applicable. Unless otherwise indicated, based on the information supplied to us by or on behalf of the selling stockholders, no selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

Our calculation of the percentage of beneficial ownership prior to this offering is based on 13,098,054 shares of our Class A common stock (including our Class A convertible preferred stock on an as-converted basis and other shares issuable as a result of the conversion of exchangeable shares that will take place in connection with this offering) and 900,000 shares of our Class B common stock outstanding as of August 31, 2011. We have based our calculation of the percentage of beneficial ownership after this offering on               shares of our Class A common stock and 900,000 shares of our Class B common stock outstanding immediately after the completion of this offering.

Class A common stock subject to stock options currently exercisable or exercisable within 60 days of August 31, 2011, are deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member but are not deemed outstanding for computing the percentage of any other person.

Unless otherwise noted below, the address for each of the stockholders in the table below is c/o JTH Holding, Inc., 1716 Corporate Landing Parkway, Virginia Beach, Virginia 23454.

	Shares of Common Stock Beneficially Owned Before this Offering		Shares of Common Stock to be Sold in this Offering		Shares of Common Stock Beneficially Owned After this Offering		Shares of Common Stock Beneficially Owned Upon Exercise of Over-allotment Option
	Number	Percent	Number	Percent	Number	Percent	Number	Percent
5% Stockholders:
Datatax Business Services Limited(1)	4,680,000	33.4%
Edison Venture Fund IV, L.P.(2)	1,433,200	10.2
Envest Funds(3)	889,605	6.3
Named Executive Officers and Directors:
Mark F. Baumgartner(4)	268,626	1.9
Gordon D'Angelo	16,000	*
John R. Garel(3)	889,605	6.3
Gary P. Golding(2)	1,433,200	10.2
John T. Hewitt(5)	2,336,360	16.3
Steven Ibbotson(1)(6)	4,855,433	34.6
Ross N. Longfield(7)	45,200	*
Ellen M. McDowell(8)	46,387	*
George T. Robson(9)	155,200	1.1
T. Rufe Vanderpool(10)	48,647	*
James J. Wheaton(11)	40,000	*
All executive officers and directors as a group (11 persons)(12)	10,134,658	68.3
Certain Other Selling Stockholders:
All Other Selling Stockholders:(13)

*
Represents beneficial ownership of less than 1%.

(1)
Includes 300,000 shares of Class A common stock to be issued upon the automatic conversion of the Class A convertible preferred stock and 1,000,000 shares of Class A common stock to be issued upon the automatic exchange of the exchangeable shares. Steven Ibbotson, one of our directors, together with his immediate family, owns a 100% interest in Datatax. As a result, pursuant to Rule 13d-3 under the Exchange Act, Mr. Ibbotson is deemed to own the 4,680,000 shares of Class A common stock held by Datatax. The address for Datatax Business Services Limited is 2109 Oxford St., London, Ontario, Canada NSY 553.

(2)
Includes 1,403,200 shares of Class A common stock to be issued upon the automatic conversion of the Class A convertible preferred stock held by Edison Venture Fund IV, L.P. and 30,000 shares of Class A common stock issuable pursuant to stock options exercisable within 60 days of August 31, 2011. Mr. Golding, one of our directors, is a General Partner for Edison Partners IV, L.P., the manager of Edison Venture Fund IV, L.P. and, as a result, pursuant to Rule 13d-3 under the Exchange Act, is deemed to beneficially own the 1,433,200 shares of Class A common stock held by Edison Venture Fund IV, L.P. The address for Edison Venture Fund IV, L.P. is 1009 Lenox Drive #4, Lawrenceville, New Jersey 08648.

(3)
Includes (i) 119,761 shares of Class A common stock and 15,000 shares of Class A common stock issuable pursuant to stock options exercisable within 60 days of August 31, 2011 held by Envest II, LLC, the voting power of which is held by Envest Management II, LLC, the Manager for Envest II, LLC; and (ii) 709,844 shares of Class A common stock and 45,000 shares of Class A common stock issuable pursuant to stock options exercisable within 60 days of August 31, 2011 held by Envest III, LLC, the voting power of which is held by Envest Management III, LLC, the Manager for Envest III, LLC. Mr. Garel, one of our directors, is a manager of both Envest Management II and Envest Management III and, as a result, pursuant to Rule 13d-3 under the Exchange Act, is deemed to beneficially own the 889,605 shares of Class A common stock held by Envest II and Envest III. The address for Envest II and Envest III is 2101 Parks Avenue, Suite 401, Virginia Beach, Virginia 23451.

(4)
Includes 10,083 shares of Class A common stock held in our 401(k) plan and 200,000 shares of Class A common stock issuable pursuant to stock options exercisable within 60 days of August 31, 2011.

(5)
Includes 900,000 shares of Class B common stock, 138,912 shares of Class A common stock held in our 401(k) plan and 325,000 shares of Class A common stock issuable pursuant to stock options exercisable within 60 days of August 31, 2011.

(6)
Includes (i) 40,000 shares of Class A common stock issuable pursuant to stock options exercisable within 60 days of August 31, 2011 and (ii) 8,400 shares of Class A common stock owned by 714718 Alberta, Ltd. Steven Ibbotson, one of our directors, owns a 100% interest in 714718 Alberta, Ltd. As a result, pursuant to Rule 13d-3 under the Exchange Act, Mr. Ibbotson is deemed to own the 8,400 shares of Class A common stock held by 714718 Alberta, Ltd. The address for 714718 Alberta, Ltd. is #150 3015 5th Avenue NE, Calgary, Alberta Canada, T2A6T8.

(7)
Includes 40,000 shares of Class A common stock issuable pursuant to stock options exercisable within 60 days of August 31, 2011.

(8)
Includes 10,000 shares of Class A common stock issuable pursuant to stock options exercisable within 60 days of August 31, 2011.

(9)
Includes 40,000 shares of Class A common stock issuable pursuant to stock options exercisable within 60 days of August 31, 2011.

(10)
Includes 46,000 shares of Class A common stock issuable pursuant to stock options exercisable within 60 days of August 31, 2011.

(11)
Includes 40,000 shares of Class A common stock issuable pursuant to stock options exercisable within 60 days of August 31, 2011.

(12)
Includes 900,000 shares of Class B common stock, 148,995 shares of Class A common stock held in our 401(k) plan and 831,000 shares of Class A common stock issuable pursuant to stock options exercisable within 60 days of August 31, 2011.

(13)
Represents shares held by                             selling stockholders not listed above who, as a group, own less than 1% of the outstanding common stock prior to this offering.

Description of Capital Stock

General

The following descriptions of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Upon the filing of our second amended and restated certificate of incorporation, which will occur simultaneously with the consummation of this offering, we will have two classes of common stock: Class A common stock and Class B common stock. John Hewitt, our Chairman and Chief Executive Officer, owns all of the outstanding shares of our Class B common stock. The rights of these classes of our common stock are discussed in greater detail below. Our second amended and restated certificate of incorporation will also provide for a class of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our Board of Directors. Our second amended and restated certificate of incorporation will eliminate the Class A convertible preferred stock and special voting preferred stock, which will either be cancelled or convert into Class A common stock simultaneously with the completion of this offering. We are also party to a share exchange agreement, dated October 2001, whereby one of our stockholders received 100,000 Exchangeable Shares of Liberty Tax Holding Corporation, one of our Canadian subsidiaries.

Upon the filing of our second amended and restated certificate of incorporation, which will occur simultaneously with the consummation of this offering, our authorized capital stock will consist of 111 million shares, all with a par value of $0.01 per share, of which:

  •
  100 million shares will be designated Class A common stock;

  •
  1 million shares will be designated Class B common stock; and

  •
  10 million shares will be designated preferred stock.

Simultaneously with the completion of this offering, each outstanding share of Class A convertible preferred stock will automatically convert into 10 shares of Class A common stock, all of the shares of our special voting preferred stock issued to such holder in connection with the exchange agreement will be cancelled and each of the Exchangeable Shares will be exchanged for 10 shares of Class A Common Stock.

As of August 31, 2011, we had outstanding 13,098,054 shares of Class A common stock, which assumes the conversion of all outstanding shares of Class A convertible preferred stock and the exchange of all of the exchangeable shares into 1,000,000 shares of Class A common stock immediately prior to the completion of this offering. As of August 31, 2011, we had outstanding 900,000 shares of Class B common stock, all of which are held by Mr. Hewitt, our Chairman and Chief Executive Officer. As of August 31, 2011, we had outstanding 170,320 shares of Class A convertible preferred stock, each of which will be converted into 10 shares of Class A common stock simultaneously with the completion of this offering. As of August 31, 2011, we had outstanding 10 shares of special voting preferred stock, all of which will be cancelled immediately prior to the completion of this offering. Our outstanding capital stock was held by approximately 480 stockholders of record as of August 31, 2011. As of August 31, 2011, options to acquire 2,863,688 shares of Class A common stock were also outstanding, 1,835,938 of which were exercisable within 60 days of August 31, 2011.

Class A and Class B Common Stock

Voting

Except as otherwise expressly provided in our second amended and restated certificate of incorporation or required by applicable law, holders of our Class A common stock and Class B common stock will have identical rights on any matter that is submitted to a vote of our stockholders, provided that for so long as the holders of Class B common stock and their permitted transferees hold greater than five percent (5%) of the aggregate number of outstanding shares of common stock, the holders of shares of Class B common stock will vote, separately and as a single class, in the election of the minimum number of directors necessary to constitute a majority of the entire Board of Directors and the holders of the Class A common stock will vote for the balance of the Board of Directors. Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all other matters submitted to a vote of stockholders, except in the following circumstances:

  •
  the removal or appointment of directors will require a separate vote of our Class A common stock or Class B common stock, voting separately, in respect of the directors appointed by the holders of the shares of Class A or Class B common stock, as applicable; and

  •
  if we propose to amend our certificate of incorporation to alter, change or repeal the powers, preferences or special rights of the shares of the Class B common stock, the majority vote of the holders of the shares of Class B common stock, voting separately as a single class, will be required.

Under our second amended and restated certificate of incorporation, we will not be permitted to increase or decrease the authorized number of shares of Class A common stock or Class B common stock without the affirmative vote of the holders of a majority of the combined voting power of the outstanding shares of Class A common stock and Class B common stock, voting together as a single class.

Dividends

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock will be entitled to share equally, on a per share basis, with respect to any dividend or distribution of cash, property or shares of our capital stock that our Board of Directors may declare from time to time from legally available funds. In the event a dividend or distribution is paid in the form of shares of Class A common stock or Class B common stock or rights to acquire shares of such stock, the holders of Class A common stock shall receive Class A common stock, or rights to acquire Class A common stock, as the case may be, and the holders of Class B common stock shall receive Class B common stock, or rights to acquire Class B common stock, as the case may be.

Liquidation

Upon any voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of our corporation, the holders of our Class A common stock and Class B common stock are entitled to share equally, on a per share basis, in all our assets available for distribution, after payment to creditors and subject to any prior distribution rights granted to holders of any outstanding shares of preferred stock.

Mergers and Business Combinations

In any merger, consolidation, reorganization or other business combination, our second amended and restated certificate of incorporation will require that the consideration to be received per share by the holders of our Class A common stock and the holders of our Class B common stock will be identical. If the consideration paid in the merger, consolidation, reorganization or other business combination is paid in the form of shares or other equity interests of us or another person, then the rights of the shares or other equity interests may differ to the extent that the rights of Class A common stock and the Class B common stock differ. These differences could include, for example, the voting rights and conversion features of the Class A common stock and the Class B common stock.

Subdivisions and Combinations

If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other class will be subdivided or combined in the same manner.

Conversion

Our Class A common stock is not convertible into any other shares of our capital stock.

Each share of Class B common stock is convertible at any time, at the option of the holder, into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain permitted transfers that will be described in our second amended and restated certificate of incorporation, including the following:

  •
  transfers to any "permitted transferee" as defined in our amended and restated certificate of incorporation, which includes, among others, transfers:

  •
  to trusts for the current benefit of the transferor and related persons;

  •
  to corporations, partnerships, limited liability companies or other entities that are owned and controlled by the transferor;

  •
  to guardians of stockholders who are adjudged to be unable to manage their own affairs, and executors of estates of deceased stockholders; and

  •
  to a trustee or receiver of the estate of the holder of shares of Class B common stock in the event of bankruptcy or insolvency.

  •
  transfers to other holders of shares of Class B common stock and their permitted transferees;

  •
  granting a revocable proxy to any officer or director at the request of our Board of Directors;

  •
  pledging shares of Class B common stock pursuant to a bona fide loan or indebtedness transaction as to which the holder of Class B common stock continues to exercise voting control, provided that the foreclosure on those shares by the lender does not qualify as a permitted transfer and, unless the lender otherwise qualifies as a permitted transferee, will result in the automatic conversion of those shares into shares of Class A common stock; and

  •
  transfers approved in advance by our Board of Directors or a majority of the independent directors on our Board of Directors after making a determination that the transfer is consistent with the purposes of the other types of transfers that are permitted.

Following the closing of this offering, all shares of Class B common stock will convert automatically into shares of Class A common stock if, on any record date for determining the stockholders entitled to vote at an annual or special meeting of stockholders, the aggregate number of shares of our Class A common stock and Class B common stock owned, directly or indirectly, by the holders of our Class B common stock is less than five percent (5%) of the aggregate number of shares of our Class A common stock and Class B common stock then outstanding.

Once converted into Class A common stock, the Class B common stock cannot be reissued. No class of common stock may be subdivided or combined unless the other class of common stock concurrently is subdivided or combined in the same proportion and in the same manner.

Other than in connection with dividends and distributions, subdivisions or combinations, or mergers, consolidations, reorganizations or other business combinations involving stock consideration as will be provided for in our second amended and restated certificate of incorporation, we are not authorized to issue additional shares of Class B common stock.

Preferred Stock and Exchangeable Shares

As of August 31, 2011, there were 170,320 shares of our Class A convertible preferred stock and 10 shares of our special voting preferred stock outstanding. Simultaneously with the completion of this offering, each outstanding share of our Class A convertible preferred stock will automatically convert into 10 shares of our Class A common stock and each share of our special voting preferred stock will be cancelled. As of August 31, 2011, there were 100,000 Exchangeable Shares outstanding. Simultaneously with the completion of this offering, all of the Exchangeable Shares will be exchanged into 1,000,000 shares of Class A Common Stock.

Upon the completion of this offering, our Board of Directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 10 million shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which could adversely affect the rights of our Class A common stock or Class B common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. Upon the completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Registration Rights

Stockholder Registration Rights

We are party to an investors' rights agreement which provides that certain holders of our Class A common stock and holders of our Class A convertible preferred stock, including certain holders of more than 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, as set forth below. This investors' rights agreement was entered into in July 2001. The registration of shares of our Class A common stock pursuant to the exercise of registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Demand Registration Rights

The holders of an aggregate of                             shares of Class A common stock issuable upon conversion of outstanding Class A convertible preferred stock, after giving effect to the sale of shares in this offering by the selling stockholders, will be entitled to certain demand registration rights. At any time beginning four months after the consummation of this offering, the holders of at least 50% of these shares may, on not more than three occasions, request that we register, at our expense, all or a portion of their shares. In addition to the foregoing, two of our stockholders may be entitled to initiate additional demand registrations, including without the request of the holders of at least 50% of these shares if they were not otherwise the holder initiating prior demand registrations. Depending on certain conditions, we may defer a demand registration for up to 120 days.

Piggyback Registration Rights

In the event that we propose to register any of our securities under the Securities Act following the completion of this offering, either for our own account or for the account of other security holders, the holders of an aggregate of                             shares of Class A common stock issuable upon conversion of outstanding Class A convertible preferred stock, will be entitled to certain "piggyback" registration rights allowing these holders to include their shares in such registration, subject to certain conditions and other limitations that the underwriters may impose on the number of shares included in the registration. As a result, following the completion of this offering, whenever we propose to file a registration statement under the Securities Act, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration.

Form S-3 Registration Rights

The holders of                             shares issuable upon conversion of outstanding Class A convertible preferred stock, after giving effect to the sale of shares in this offering by the selling stockholders, will be entitled to certain Form S-3 registration rights. The holders of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate gross proceeds of the shares offered would equal or exceed $500,000. We will not be required to effect more than six registrations on Form S-3 and not more than one within any six month period.

Anti-Takeover Provisions

Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Certain provisions of Delaware law and our second amended and restated certificate of incorporation and amended and restated bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of us. In particular, our dual class common stock structure will concentrate the election of the majority of our directors in the hands of Mr. Hewitt. These provisions are designed in part to allow management to continue making decisions for the long-term best interest of Liberty Tax and all of our stockholders and encourage anyone seeking to acquire control of us to first negotiate with our Board of Directors.

Our second amended and restated certificate of incorporation and amended and restated bylaws will provide that our directors may be removed with or without cause and further provide that vacancies occurring on our Board of Directors for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by the holders of the class of shares entitled to elect those directors. Our amended and restated bylaws include an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our Board of Directors. The voting rights of the holders of shares of the Class B common stock, the ability of those holders to fill vacancies of directors appointed by the holders of shares of Class B common stock and the advance notice provisions will make it more difficult for our existing stockholders to replace our Board of Directors as well as for another party to obtain control of us by replacing our Board of Directors. Since our Board of Directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our Board of Directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. These provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We have elected not to be governed by Section 203 of the Delaware General Corporation Law. Section 203 of the Delaware General Corporation Law regulates corporate acquisitions and provides that specified persons who, together with affiliates and associates, own, or within three years did own, 15% or more of the outstanding voting stock of a corporation may not engage in business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder unless:

  •
  prior to such time, the corporation's board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested shareholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the corporation's outstanding voting stock at the time the transaction commenced, other than statutorily excluded shares; or

  •
  at or after the time a person became an interested stockholder, the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two thirds of the outstanding voting stock which is not owned by the interested stockholder.

The term "business combination" is defined to include mergers, asset sales and other transactions in which the interested stockholder receives or could receive a financial benefit on other than a pro rata basis with other shareholders.

Stock Exchange Listing

We intend to apply for listing of our shares of Class A common stock on the New York Stock Exchange under the symbol "TAX".

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our Class A common stock will be                             .

Material United States Federal Income and Estate Tax Consequences to Non-U.S. Holders

The following is a discussion of the material U.S. federal income and estate tax consequences with respect to the ownership and disposition of our Class A common stock that may be relevant to a non-U.S. holder (defined below) that acquires our common stock pursuant to this offering. The discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, applicable U.S. Treasury regulations promulgated thereunder and U.S. Internal Revenue Service, or IRS, rulings and pronouncements and judicial decisions, all as in effect on the date of this prospectus and all of which are subject to change or differing interpretations (possibly on a retroactive basis) so as to result in tax consequences different from those summarized below. We cannot assure you that a change in or differing interpretation of the U.S. federal income or estate tax laws will not alter significantly the tax consequences that we describe in this summary.

The discussion is limited to non-U.S. holders that hold our Class A common stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

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  a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes;

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  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust (1) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) that has made a valid election under applicable Treasury regulations to be treated as a U.S. person for such purposes.

This discussion does not address the U.S. federal income and estate tax rules applicable to any person that holds our Class A common stock through entities or arrangements treated as partnerships for U.S. federal income tax purposes or to such entities or arrangements themselves. If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in that partnership will depend upon the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Partnerships that hold our Class A common stock, and owners of equity interests in such partnerships, should consult their own tax advisors regarding the tax consequences of the, ownership and disposition of our Class A common stock.

This discussion does not consider:

  •
  any state, local or non-U.S. tax consequences;

  •
  any tax consequences or computation of the alternative minimum tax;

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  any U.S. federal gift tax consequences; or

  •
  any U.S. federal tax considerations that may be relevant to a non-U.S. holder in light of its particular circumstances or to non-U.S. holders that may be subject to special treatment under U.S. federal tax laws, including without limitation, banks or other financial institutions, insurance companies, tax-exempt organizations, certain trusts, hybrid entities, "controlled foreign corporations," "passive foreign investment companies," certain former citizens or residents of the United States, holders subject to U.S. federal alternative minimum tax, broker-dealers, dealers or traders in securities or currencies and holders that hold our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment.

Prospective investors are urged to consult their own tax advisors regarding the application of the U.S. federal income and estate tax laws to their particular situations and the consequences under U.S. federal gift tax laws, as well as non-U.S., state and local laws and tax treaties.

Dividends

As previously discussed, we have never declared or paid a cash dividend on our capital stock. If we pay dividends on our Class A common stock in the future, however, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will constitute a return of capital and first reduce the non-U.S. holder's adjusted tax basis, but not below zero, and then will be treated as gain from the sale of stock, discussed below under "Gain on Disposition of Common Stock."

The gross amount of a dividend paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate, or a lower rate under an applicable income tax treaty, unless the dividend is effectively connected with the conduct of a trade or business of the non-U.S. holder within the United States (and, if an applicable income tax treaty so requires, is attributable to a permanent establishment of the non-U.S. holder within the United States). Non-U.S. holders will be required to satisfy certain certification and disclosure requirements (generally on a properly executed IRS Form W-8 BEN) in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty. These forms must be periodically updated. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. Special rules apply in the case of Class A common stock held by certain non-U.S. holders that are entities (such as partnerships and other pass-through entities) rather than individuals and these rules may apply to beneficial owners of partnerships and other pass-through entities that hold our common stock.

Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and, if an applicable income tax treaty so requires, attributable to a permanent establishment in the United States, will be taxed on a net income basis at graduated U.S. federal income tax rates in the same manner as if the non-U.S. holder were a resident of the United States. In such cases, the applicable withholding agent will not have to withhold U.S. federal income tax if the non-U.S. holder complies with applicable certification and disclosure requirements (generally, by providing a properly executed IRS Form W-8ECI). In addition, a "branch profits tax" may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a non-U.S. corporation that are effectively connected with the conduct of a trade or business in the United States.

A non-U.S. holder may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund or credit together with the required information with the IRS.

Gain on Disposition of Class A Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on a sale or other disposition of our Class A common stock unless one of the following applies:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if an applicable income tax treaty so requires, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in this case, the non-U.S. holder generally will be taxed on its net gain derived from the disposition at graduated rates and in the manner applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the non-U.S. holder is a non-U.S. corporation, the "branch profits tax" described above may also apply;

  •
  the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; in this case, the non-U.S. holder will be subject to a 30% tax on the amount by which the gain derived from the sale or other disposition of our Class A common stock and any other U.S.-source capital gains realized by the non-U.S. holder in the same taxable year exceed the U.S.-source capital losses realized by the non-U.S. holder in that taxable year unless an applicable income tax treaty provides an exemption or a lower rate; or

  •
  we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We do not believe that we have been, are, or will become, a U.S. real property holding corporation, although there can be no assurance in this regard. If we are, or were to become, a U.S. real property holding corporation at any time during the applicable period, however, any gain realized on a disposition of our Class A common stock by a non-U.S. holder that did not own (directly, indirectly or constructively) more than 5% of our Class A common stock during the applicable period generally would not be subject to U.S. federal income tax, provided that our Class A common stock is "regularly traded on an established securities market" (within the meaning of Section 897(c)(3) of the Code).

Information Reporting and Backup Withholding Tax

Dividends and proceeds from the sale or other taxable disposition of our Class A common stock are potentially subject to backup withholding. In general, backup withholding will not apply to dividends on our Class A common stock paid to a non-U.S. holder if the holder has provided to the applicable withholding agent the required certification (generally on a properly executed IRS Form W-8 BEN or W-8ECI) that it is not a U.S person or otherwise establishes an exemption.

Generally, the applicable withholding agent must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. Pursuant to income tax treaties or some other agreements, the IRS may make such reports available to tax authorities in the recipient's country of residence.

In general, backup withholding and information reporting will not apply to proceeds from the disposition of our Class A common stock paid to a non-U.S. holder within the United States or conducted through certain U.S.-related financial intermediaries if the non-U.S. holder has provided the required certification that it is not a U.S. person or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amount withheld may be refunded or credited against the holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Prospective non-U.S. holders of our Class A common stock should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our Class A common stock, including the consequences under the laws of any state, local or non-U.S. jurisdiction or under any applicable tax treaty.

New Legislation Relating to Foreign Accounts

Under legislation enacted in 2010 and recent guidance from the U.S. Internal Revenue Service, the relevant withholding agent generally will be required to withhold 30% of any dividends on our Class A common stock paid after December 31, 2013 and the gross proceeds from a sale of our Class A common stock paid after December 31, 2014 to (i) a foreign financial institution unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (ii) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other specified requirements. If payment of this withholding tax is made, non-U.S. holders that are otherwise eligible for an exemption from, or reduction of, U.S. federal withholding taxes with respect to such dividends or proceeds will be required to seek a credit or refund from the IRS to obtain the benefit of such exemption or reduction. Non-U.S. holders should consult their own tax advisers regarding the particular consequences to them of this legislation and guidance.

Federal Estate Tax

Shares of Class A common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of death are considered U.S. situs assets includible in the individual's gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise. Prospective investors are urged to consult their tax advisors regarding the U.S. federal estate tax considerations of acquiring, holding, and disposing of Class A common stock.

Shares Eligible for Future Sale

Prior to this offering, there has not been any public market for our capital stock, including our Class A common stock, and we make no prediction as to the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our Class A common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our Class A common stock and could impair our future ability to raise capital through the sale of equity securities.

Based on the number of shares of common stock outstanding as of August 31, 2011, upon completion of this offering and the related transactions we will have an aggregate of                shares of our Class A common stock issued and outstanding, and 1,835,938 shares subject to options exercisable within 60 days of August 31, 2011. Of the outstanding shares, all of the shares sold in this offering, plus any additional shares sold upon exercise of the underwriters' over-allotment option, will be freely tradable, except that any shares purchased by "affiliates" (as that term is defined in Rule 144 under the Securities Act), may only be sold in compliance with the limitations described below. The remaining               shares of common stock will be deemed "restricted securities" as defined in Rule 144. Restricted securities may be sold in the public market only if the sale is registered or if the sale qualifies for an exemption from registration under Rule 144 or Rule 701, promulgated under the Securities Act, which rules are summarized below.

Lock-up Agreements

All of our directors and executive officers and certain other significant stockholders expect to enter into lock-up agreements for a period of 180 days from the date of this prospectus. Pursuant to these lock-up agreements,               shares of our Class A common stock and all of our Class B common stock will be restricted from immediate resale, subject to certain exceptions described under the heading "Underwriting" without the prior written consent of Jefferies & Company, Inc.

The 180-day restricted period described above is subject to extension such that, in the event that either (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless Jefferies & Company, Inc. waives, in writing such extension.

The number of shares eligible for sale upon expiration of lock-up agreements assumes the automatic conversion of the outstanding shares of our Class A convertible preferred stock simultaneously with the closing of this offering into 1,703,200 shares of Class A common stock and the issuance immediately prior to the closing of this offering of 1,000,000 shares of Class A common stock to holders of the exchangeable shares of one of our subsidiaries pursuant to the terms of those shares and the simultaneous cancellation of our shares of special voting preferred stock in connection with such exchange.

Rule 144

In general, under Rule 144 of the Securities Act as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. The six-month holding period increases to one year for sales occurring prior to the 90 days after the date of this prospectus. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell, upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of Class A common stock then outstanding, which will equal approximately                             shares immediately after this offering, based on shares of Class A common stock outstanding on August 31, 2011 and the other assumptions as set forth above; or

  •
  the average weekly trading volume of the Class A common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our Company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our Company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701. However,                        Rule 701 shares are subject to lock-up agreements as described above and under the section "Underwriting" and will become eligible for sale at the expiration of those agreements.

Stock Plans

We intend to file registration statements on Form S-8 under the Securities Act covering all of the shares of our common stock subject to options outstanding or reserved for issuance under our stock plans, including our 1998 Stock Option Plan and our 2011 Equity and Cash Incentive Plan. We expect to file these registration statements as soon as practicable after this offering. Accordingly, shares registered under the registration statements on Form S-8 will be available for sale in the open market following the effective date of these registration statements, subject to the lock-up agreements described above and the Rule 144 limitations applicable to affiliates.

Registration Rights

As described above in "Description of Capital Stock — Registration Rights," upon completion of this offering, certain of the holders of the unregistered shares of our Class A common stock will have the right, subject to various conditions and limitations, to demand the filing of a registration statement covering their shares of our Class A common stock, subject to the lock-up arrangements described above. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of our Class A common stock to significantly decline.

Underwriting

Subject to the terms and conditions set forth in the underwriting agreement to be dated on or about                             , 2011 between us, the selling stockholders and Jefferies & Company, Inc. and SunTrust Robinson Humphrey, Inc., as underwriters, we and the selling stockholders have agreed to sell to the underwriters and the underwriters have severally agreed to purchase from us and the selling stockholders, the number of Class A common stock indicated in the table below:

Underwriter	Number of Shares of Class A Common Stock
Jefferies & Company, Inc.
SunTrust Robinson Humphrey, Inc.

Total

Jefferies & Company, Inc. and SunTrust Robinson Humphrey, Inc. are acting as joint book-running managers of this offering and Jefferies & Company, Inc. is acting as representative of the underwriters named above.

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers' certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We and the selling stockholders have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Certain of the underwriters have advised us that they currently intend to make a market in the Class A common stock. However, the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Class A common stock.

The underwriters are offering the Class A common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not expect sales to accounts over which they have discretionary authority to exceed 5% of the Class A common stock being offered.

Commission and Expenses

The underwriters have advised us that they propose to offer the Class A common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $               per share of Class A common stock. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $               per share of Class A common stock to certain brokers and dealers. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we and the selling stockholders are to pay the underwriters and the proceeds, before expenses, to us and the selling stockholders in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$
Underwriting discounts and commissions paid by the selling stockholders	$	$	$	$
Proceeds to the selling stockholders, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $               . We estimate expenses payable by the selling stockholders in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $               .

Determination of Offering Price

Prior to this offering, there has not been a public market for our Class A common stock. Consequently, the initial public offering price for our Class A common stock will be determined by negotiations between us and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the Class A common stock will trade in the public market subsequent to this offering or that an active trading market for the Class A common stock will develop and continue after this offering.

Listing

We intend to have our Class A common stock approved for listing on the New York Stock Exchange under the trading symbol "TAX".

Option to Purchase Additional Shares

We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of                    additional shares of Class A common stock from us and up to an aggregate of                    additional shares of Class A common stock from the selling stockholders at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter's initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our executive officers, directors and certain other significant stockholders expect to enter into agreements, subject to specified exceptions, not to directly or indirectly:

  •
  sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or

  •
  otherwise dispose of any common stock, options or warrants to acquire common stock, or securities exchangeable or exercisable for or convertible into common stock currently or hereafter owned either of record or beneficially, or

  •
  publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies & Company, Inc.

This restriction terminates after the close of trading of the Class A common stock on and including the 180 days after the date of this prospectus. However, subject to certain exceptions, in the event that either:

  •
  during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

then in either case the expiration of the 180-day restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless Jefferies & Company, Inc. waives, in writing, such an extension.

Jefferies & Company, Inc. may, in its sole discretion and at any time or from time to time before the termination of the 180-day period, without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriter has advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in this offering may engage in transactions, including overallotment, stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Class A common stock at a level above that which might otherwise prevail in the open market. Overallotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Establishing short sales positions may involve either "covered" short sales or "naked" short sales.

"Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares of our Class A common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our Class A common stock or purchasing shares of our Class A common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

"Naked" short sales are sales in excess of the option to purchase additional shares of our Class A common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of Class A common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the Class A common stock. A syndicate covering transaction is the bid for or the purchase of Class A common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. Similar to other purchase transactions, the underwriter's purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with this offering if the Class A common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

None of we, the selling stockholders or any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of Class A common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters' web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to                    shares of Class A common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing shares in this offering. The number of shares of Class A common stock available for sale to the general public in this offering will be reduced to the extent these persons purchase the directed shares in the program. Any directed shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. Each person buying shares through the directed share program will agree that, for a period of 180 days from the date of this prospectus, he or she will not, without the prior written consent of Jefferies & Company, Inc., dispose of or hedge any common stock or any securities convertible into or exchangeable for common stock with respect to shares repurchased in the program. Jefferies & Company, Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of directed shares.

Affiliations

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. An affiliate of SunTrust Robinson Humphrey, Inc. is a lender under our $125 million unsecured, committed revolving credit facility. Furthermore, an affiliate of SunTrust Robinson Humphrey, Inc. acts as a lender and as administrative agent for the lenders and SunTrust Robinson Humphrey, Inc. acts as lead arranger and book manager under our $125 million revolving credit facility. In addition, an affiliate of SunTrust Robinson Humphrey, Inc. has entered into a loan arrangement with our CEO.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. The underwriters and certain of their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Disclaimers About Non-U.S. Jurisdictions

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), an offer to the public of any shares of Class A common stock which are the subject of this offering contemplated by this prospectus supplement and the accompanying prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares of Class A common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  (a)
  to any legal entity which is a "qualified investor" as defined in the Prospectus Directive;

  (b)
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters or the underwriters nominated by us for any such offer; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Class A common stock shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Class A common stock to the public" in relation to the Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe to the Class A common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the

Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Legal Matters

The validity of the shares of Class A common stock offered by us in this offering will be passed upon for us by Troutman Sanders LLP, Atlanta, Georgia. Certain legal matters relating to this offering will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York.

Experts

The consolidated financial statements of JTH Holding, Inc. and its subsidiaries as of April 30, 2010 and 2011, and for each of the years in the three-year period ended April 30, 2011, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the Class A common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Where we make statements in this prospectus as to the contents of any contract or any other document, for the complete text of that document, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement of which this prospectus is a part, over the Internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, NE, Washington, DC 20549. You may also obtain copies of the document at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and we will file reports, proxy statements and other information with the SEC. We also intend to furnish our stockholders with annual reports containing our consolidated financial statements audited by an independent public accounting firm and quarterly reports containing our unaudited consolidated financial information. We maintain a website at www.libertytax.com. The reference to our web address does not constitute incorporation by reference of the information contained at this site. Upon completion of this offering, you may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
JTH Holding, Inc.:

We have audited the accompanying consolidated balance sheets of JTH Holding, Inc. and subsidiaries (the Company) as of April 30, 2011 and 2010, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended April 30, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of JTH Holding, Inc. and subsidiaries as of April 30, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Norfolk, Virginia
June 10, 2011, except as to notes 10(d) and 16, which are as of September 2, 2011

JTH HOLDING, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

April 30, 2011 and 2010

(In thousands)

	2011	2010
Assets
Current assets:
Cash and cash equivalents	$1,662	$2,112
Receivables (note 2):
Trade accounts	35,953	30,195
Notes	32,859	28,379
Interest	2,275	2,641
Allowance for doubtful accounts	(4,699)	(3,786)

Total receivables, net	66,388	57,429
Prepaid expenses	635	672
Other current assets	4,351	4,028
Income tax receivable	138	—
Deferred income taxes (note 9)	257	341

Total current assets	73,431	64,582
Property, equipment, and software, net (notes 3 and 7)	18,228	13,127
Notes receivable, excluding current portion, net of allowance for uncollectible amounts of $2,135 and $1,811 for 2011 and 2010, respectively (note 2)	35,570	29,409
Goodwill	1,913	1,913
Other intangible assets, net (note 4)	17,253	16,107
Other assets, net	1,398	1,748

Total assets (note 6)	$147,793	$126,886

Liabilities and Stockholders' Equity
Current liabilities:
Current installments of long-term debt (note 7)	$1,973	$2,079
Accounts payable and accrued expenses (notes 8 and 15)	15,625	8,384
Due to area developers (note 2)	20,623	17,965
Income taxes payable (note 9)	6,778	6,579
Deferred revenue	5,152	5,213

Total current liabilities	50,151	40,220
Long-term debt, excluding current installments (note 7)	2,485	2,655
Revolving credit facility (notes 6 and 8)	—	—
Deferred income taxes (note 9)	11,030	8,815

Total liabilities	63,666	51,690

Stockholders' equity (notes 8, 10, 11, and 13):
Class A preferred stock, $.01 par value per share, 190,000 shares authorized, 170,320 and 190,000 shares issued and outstanding, at April 30, 2011 and 2010, respectively	2,129	2,375
Special voting preferred stock, $.01 par value per share, 10 shares authorized, issued and outstanding	—	—
Class A common stock, $.01 par value per share, 21,200,000 shares authorized, 10,519,286 and 10,729,820 shares issued and outstanding, at April 30, 2011 and 2010, respectively	105	107
Class B common stock, $.01 par value per share, 1,000,000 shares authorized, 900,000 shares issued and outstanding	9	9
Exchangeable shares, $.01 par value, 100,000 shares issued and outstanding	1	1
Additional paid-in capital	4,811	9,159
Accumulated other comprehensive income, net of taxes	381	121
Retained earnings	76,691	63,424

Total stockholders' equity	84,127	75,196

Commitments, contingencies, and subsequent events (notes 5, 6, 15, and 16)
Total liabilities and stockholders' equity	$147,793	$126,886

See accompanying notes to consolidated financial statements.

JTH HOLDING, INC. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended April 30, 2011, 2010, and 2009

(In thousands, except per share data)

	2011	2010	2009
Revenues:
Franchise fees, net of provision for refunds of $1,206 in 2011, $1,656 in 2010, and $1,193 in 2009	$13,148	$9,632	$10,283
Royalties and advertising fees	46,879	41,413	33,093
Financial products	16,507	14,175	18,560
Interest income (note 2)	10,110	8,876	8,783
Tax preparation fees, net of discounts	4,789	5,982	5,075
Net gain on sale of customer lists and other assets and other revenue	4,091	4,549	3,484

Total revenues	95,524	84,627	79,278

Operating expenses:
Employee compensation and benefits	25,162	24,526	21,418
General and administrative expenses	20,537	17,871	16,551
Advertising expense	15,078	12,872	12,085
Depreciation, amortization, and impairment charges (notes 3 and 4)	6,062	7,305	5,313
Loss on discontinued use of software (note 3)	—	5,570	—
Other expense	170	120	1,637

Total operating expenses	67,009	68,264	57,004

Income from operations	28,515	16,363	22,274
Other income (expense):
Foreign currency transaction gains (losses)	75	1,014	(451)
Net gain on short-term investments	—	2,454	762
Interest expense (notes 6, 7, and 8)	(1,954)	(1,947)	(1,769)

Income before income taxes	26,636	17,884	20,816
Income tax expense (note 9)	10,874	6,882	8,737

Net income	$15,762	$11,002	$12,079

Net income per share of Class A and Class B common stock:
Basic	$1.10	$0.75	$0.82

Diluted	$1.08	$0.73	$0.78

See accompanying notes to consolidated financial statements.

JTH HOLDING, INC. AND SUBSIDIARIES

Consolidated Statement of Stockholders' Equity and Comprehensive Income

Year ended April 30, 2011

(In thousands)

	Class A Common stock		Class B Common stock		Class A Preferred stock		Special voting preferred stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at May 1, 2010	10,730	$107	900	$9	190	$2,375	—	$—
Exercise of stock options (note 11)	460	5	—	—	—	—	—	—
Repurchase of common stock	(686)	(7)	—	—	—	—	—	—
Repurchase of preferred stock	—	—	—	—	(18)	(227)	—	—
Conversion of preferred stock to common stock	15	—	—	—	(2)	(19)	—	—

Balance at April 30, 2011	10,519	$105	900	$9	170	$2,129	—	$—

	Exchangeable shares
				Accumulated other comprehensive income
			Additional paid-in capital		Retained earnings
	Shares	Amount				Total
Balance at May 1, 2010	100	$1	$9,159	$121	$63,424	$75,196
Exercise of stock options (note 11)	—	—	3,800	—	—	3,805
Repurchase of common stock	—	—	(10,069)	—	—	(10,076)
Repurchase of preferred stock	—	—	—	—	(2,495)	(2,722)
Conversion of preferred stock to common stock	—	—	19	—	—	—
Stock-based compensation expense (note 11)	—	—	1,494	—	—	1,494
Tax benefit of stock option exercises (note 9)	—	—	408	—	—	408
Net income	—	—	—	—	15,762	15,762
Interest rate swap agreements, net of taxes (note 8)	—	—	—	(164)	—	(164)
Foreign currency translation adjustment, net of taxes	—	—	—	424	—	424

Comprehensive income						16,022

Balance at April 30, 2011	100	$1	$4,811	$381	$76,691	$84,127

See accompanying notes to consolidated financial statements.

JTH HOLDING, INC. AND SUBSIDIARIES

Consolidated Statement of Stockholders' Equity and Comprehensive Income

Year ended April 30, 2010

(In thousands)

	Class A Common stock		Class B Common stock		Class A Preferred stock		Special voting preferred stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at May 1, 2009	10,960	$109	900	$9	190	$2,375	—	$—
Exercise of stock options (note 11)	457	5	—	—	—	—	—	—
Repurchase of common stock	(687)	(7)	—	—	—	—	—	—

Balance at April 30, 2010	10,730	$107	900	$9	190	$2,375	—	$—

	Exchangeable shares
				Accumulated other comprehensive income
			Additional paid-in capital		Retained earnings
	Shares	Amount				Total
Balance at May 1, 2009	100	$1	$14,530	$47	$52,422	$69,493
Exercise of stock options (note 11)	—	—	3,273	—	—	3,278
Repurchase of common stock	—	—	(10,211)	—	—	(10,218)
Stock-based compensation expense (note 11)	—	—	1,000	—	—	1,000
Tax benefit of stock option exercises (note 9)	—	—	567	—	—	567
Net income	—	—	—	—	11,002	11,002
Interest rate swap agreements, net of taxes (note 8)	—	—	—	(470)	—	(470)
Foreign currency translation adjustment, net of taxes	—	—	—	544	—	544

Comprehensive income						11,076

Balance at April 30, 2010	100	$1	$9,159	$121	$63,424	$75,196

See accompanying notes to consolidated financial statements.

JTH HOLDING, INC. AND SUBSIDIARIES

Consolidated Statement of Stockholders' Equity and Comprehensive Income

Year ended April 30, 2009

(In thousands)

	Class A Common stock		Class B Common stock		Class A Preferred stock		Special voting preferred stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at May 1, 2008	10,622	$106	900	$9	190	$2,375	—	$—
Issuance of common stock in connection with purchase of customer lists (note 10)	42	—	—	—	—	—	—	—
Exercise of stock options (note 11)	443	4	—	—	—	—	—	—
Issuance of common stock (note 13)	424	4	—	—	—	—	—	—
Repurchase of common stock	(571)	(5)	—	—	—	—	—	—

Balance at April 30, 2009	10,960	$109	900	$9	190	$2,375	—	$—

	Exchangeable shares
				Accumulated other comprehensive income
			Additional paid-in capital		Retained earnings
	Shares	Amount				Total
Balance at May 1, 2008	100	$1	$11,506	$358	$40,343	$54,698
Issuance of common stock in connection with purchase of customer lists (note 10)	—	—	629	—	—	629
Exercise of stock options (note 11)	—	—	2,295	—	—	2,299
Issuance of common stock (note 13)	—	—	7,083	—	—	7,087
Repurchase of common stock	—	—	(8,544)	—	—	(8,549)
Stock-based compensation expense (note 11)	—	—	1,055	—	—	1,055
Tax benefit of stock option exercises (note 9)	—	—	506	—	—	506
Net income	—	—	—	—	12,079	12,079
Foreign currency translation adjustment, net of taxes	—	—	—	(311)	—	(311)

Comprehensive income						11,768

Balance at April 30, 2009	100	$1	$14,530	$47	$52,422	$69,493

See accompanying notes to consolidated financial statements.

JTH HOLDING, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended April 30, 2011, 2010, and 2009

(In thousands)

	2011	2010	2009
Cash flows from operating activities:
Net income	$15,762	$11,002	$12,079
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts and franchise fee refunds	4,938	4,095	5,459
Depreciation and amortization	5,855	6,389	5,173
Amortization of deferred financing costs	254	198	195
Write-down of customer lists	207	916	140
Loss on discontinued use of software	—	5,570	—
Stock-based compensation	1,494	1,000	1,055
Gain on sale of customer lists and other assets	(1,179)	(1,275)	(970)
Deferred tax expense (benefit)	2,403	(1,203)	988
Unrealized loss on short-term investments	—	—	702
Realized gain on short-term investments	—	(2,454)	(1,464)
Changes in assets and liabilities increasing (decreasing) cash flows from operating activities:
Trade receivable	(20,803)	(15,454)	(13,941)
Notes and interest receivable	8,060	4,522	6,688
Prepaid expenses and other assets	149	301	11
Accounts payable and accrued expenses	4,041	(2,469)	(2,078)
Due to area developers	4,974	3,837	4,252
Income taxes	61	(466)	(2,865)
Deferred revenue	(1,441)	3,531	(3,148)

Net cash provided by operating activities	24,775	18,040	12,276

Cash flows from investing activities:
Issuance of operating loans to franchisees	(56,400)	(32,488)	(23,977)
Payments received on operating loans from franchisees	50,921	27,335	20,243
Purchases of assets from franchisees and area developers	(3,091)	(2,959)	(4,223)
Proceeds from sale of customer lists and other assets	1,711	419	424
Purchases of property and equipment	(7,051)	(5,514)	(2,866)
Proceeds from sale of short-term investments	—	16,964	36,149
Purchases of short-term investments	—	(2,114)	(38,442)

Net cash provided by (used in) investing activities	(13,910)	1,643	(12,692)

Cash flows from financing activities:
Proceeds from the exercise of stock options	3,805	3,278	2,299
Repurchase of common stock	(10,076)	(10,218)	(8,549)
Repurchase of preferred stock	(2,722)	—	—
Proceeds from the issuance of common stock	—	—	7,087
Repayment of long-term debt	(2,284)	(2,720)	(2,706)
Borrowings under revolving credit facility	135,484	93,450	108,421
Repayments under revolving credit facility	(135,484)	(103,452)	(108,257)
Deferred financing costs	(333)	—	(70)
Tax benefit of stock option exercises	408	567	506

Net cash used in financing activities	(11,202)	(19,095)	(1,269)
Effect of exchange rate changes on cash, net	(113)	(406)	685

Net increase (decrease) in cash and cash equivalents	(450)	182	(1,000)
Cash and cash equivalents at beginning of year	2,112	1,930	2,930

Cash and cash equivalents at end of year	$1,662	$2,112	$1,930

JTH HOLDING, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

Years ended April 30, 2011, 2010, and 2009

(In thousands)

	2011	2010	2009
Supplemental disclosures of cash flow information:
Cash paid for interest	$1,671	$1,830	$1,694
Cash paid for taxes	8,032	8,087	10,217
Supplemental disclosures of noncash investing and financing activities:
During the years ended April 30, 2011, 2010, and 2009, the Company acquired certain assets from franchisees and area developers as follows:
Fair value of assets purchased	10,481	13,749	9,316
Receivables applied	(11,267)	(14,259)	(10,491)
Accounts payable canceled	2,384	2,709	1,535
Notes payable issued	(1,935)	(2,257)	(1,607)
Elimination of related deferred revenue	3,428	3,231	5,110
Common stock issued	—	—	(629)
Applied from sales of franchise territories	—	(214)	989

Cash paid to franchisees and area developers	$3,091	$2,959	$4,223

During the years ended April 30, 2011, 2010, and 2009, the Company sold certain assets to franchisees and area developers as follows:
Book value of assets sold	$8,798	$4,925	$3,761
Gain on sale	601	546	1,899
Deferred gain on sale	5,269	1,745	662
Applied from acquisitions of franchise territories	(120)	(204)	(56)
Notes received	(12,837)	(6,593)	(5,842)

Cash received from franchisees and area developers	$1,711	$419	$424

Accrued capitalized software costs included in accounts payable	$1,368	$—	$—

See accompanying notes to consolidated financial statements.

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

April 30, 2011, 2010 and 2009

(1) Organization and Significant Accounting Policies

(a) Organization and Plan of Reorganization

JTH Holding, Inc. (JTH Holding), a Delaware corporation, is a holding company engaged through its subsidiaries as a franchisor and operator of a system of income tax preparation offices located in the United States and Canada. JTH Holding's principal operations are conducted through JTH Tax, Inc. (d/b/a Liberty Tax Service) JTH Holding's largest subsidiary. Through this system of income tax preparation offices, JTH Holding also facilitates to its customers refund-based tax settlement financial products such as refund anticipation loans, electronic refund checks, and personal income tax refund discounting. JTH Holding also offers online tax preparation services.

On September 30, 2010, JTH Tax, Inc. (JTH Tax) entered into an Agreement of Merger and Plan of Reorganization with JTH Holding. At the closing of the merger on September 30, 2010, JTH Tax merged with and became a wholly owned subsidiary of JTH Holding, and each issued and outstanding share of JTH Tax's authorized Class A preferred stock and Class A and Class B common stock was converted into one share of similar classes of JTH Holding's stock. The converted shares have the same preferences, rights, and limitations as previous shares in JTH Tax. JTH Holding was deemed to be the acquiring company for accounting purposes and the transaction was accounted for as a merger of entities under common control in accordance with U.S. generally accepted accounting principles. This transaction was considered a tax-free exchange under Section 368(a) of the Internal Revenue Code of 1986.

Unless specifically noted otherwise, as used throughout these consolidated financial statements, the term "Company" or "Liberty" refers to the consolidated entities after the merger and the business of JTH Tax before the merger. The terms JTH Tax and JTH Holding refer to such entities' standalone business prior to the merger.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of JTH Holding, Inc. and its wholly owned subsidiaries. Assets and liabilities of the Company's Canadian operations have been translated into U.S. dollars using the exchange rate in effect at the end of the year. The revenues and expenses have been translated using the average exchange rates in effect each month of the year. Transaction gains and losses are recognized in income when incurred. The Company also consolidates any variable interest entities of which it is the primary beneficiary, as defined. When the Company does not have a controlling interest in an entity, but exerts significant influence over the entity, the Company applies the equity method of accounting. All significant intercompany balances and transactions have been eliminated in consolidation.

(c) Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

April 30, 2011, 2010 and 2009

(1) Organization and Significant Accounting Policies (Continued)

(d) Short-Term Investments

During 2010 and 2009, the Company had short-term investments, which consisted of equity securities. The Company has classified these investments as trading securities and records them at fair value with the changes in fair value reported within the consolidated statements of income. Net realized gains on trading securities and unrealized losses on trading securities held at each year-end are presented in "net gain on short-term investments." Cash flows from the purchases and sales of the Company's short-term investments are classified as investing activities due to the nature and intent of these investments. At April 30, 2011 and 2010, the Company did not have any short-term investments.

(e) Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount less an allowance for doubtful accounts and accrue finance charges at 18% annually if unpaid after 30 days. Finance charges are fully reserved and are only recognized in income when they have been paid. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its trade accounts receivable.

(f) Notes Receivable

Notes receivable are recorded at cost, less an allowance for doubtful accounts. The Company provides an allowance against accrued interest on a delinquent note when a scheduled payment becomes 90 days past due or the recorded value of the note receivable exceeds the value of the underlying franchise. Notes are written off against the allowance when all possible means of collection have been exhausted and the potential for recovery is considered remote.

(g) Allowance for doubtful accounts

The allowance for doubtful accounts includes the Company's best estimate of the amount of probable credit losses in the Company's existing accounts and notes receivable. Because the repayment of accounts and notes receivable is dependent on the performance of the underlying franchisees, at the end of each reporting period management estimates the amount of the allowance for doubtful accounts based on a comparison of amounts due to the estimated fair value of the underlying franchise.

(h) Property, Equipment, and Software

Property, equipment, and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the depreciable assets, generally three to five years for computer equipment, three to seven years for software, seven years for furniture and fixtures, and twenty to thirty-five years for buildings. Leasehold improvements are amortized over the lesser of the lease term or the estimated useful lives of the assets. Certain allowable costs of software developed or obtained for internal use are capitalized and typically amortized over 36 months.

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

April 30, 2011, 2010 and 2009

(1) Organization and Significant Accounting Policies (Continued)

(i) Goodwill

Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill is not amortized, but instead tested for impairment at least annually. Goodwill is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. This determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it with its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. Substantially all of the Company's goodwill reflected in the consolidated balance sheet relates to the Company's October 2001 acquisition of the remaining 40% of the outstanding common stock of the Company's Canadian subsidiary.

During 2011, 2010, and 2009, the Company performed its annual impairment review of goodwill and concluded that there was no impairment.

(j) Deferred Revenue

The Company may receive all or part of the initial franchise fee or proceeds from the gain on sale of Company-owned stores prior to the execution of the franchise agreement or completion of the earnings process. These fees and gains are classified as deferred revenue until they qualify for revenue recognition or are refunded.

(k) Revenue Recognition

Franchise fee revenue, net of a provision for franchise fee refunds, for the sales of individual territories is recognized when obligations of the Company to prepare the franchisee for operation have been substantially completed. Franchise fees also include area developer (AD's) sales wherein the Company sells a cluster of territories to an entity. Franchise and AD fees that are financed by the Company are recorded as deferred revenue until such time as the unit franchisee or area developer has made a significant financial commitment (20% of the franchise fee) and meet certain other criteria.

Royalties, net of amounts due area developers, and advertising fees are recognized currently as franchised territories generate sales. Tax return preparation fees and financial products are recognized as revenue in the period the related tax return is filed or prepared for the customer. Discounts for promotional programs are recorded at the time the return is prepared and are recorded as reductions to revenues.

Gains on sales of Company-owned stores that are financed by the Company are deferred until the purchaser has made a significant financial commitment (20% of the purchase price). Losses on sales of Company-owned stores are recognized immediately.

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

April 30, 2011, 2010 and 2009

(1) Organization and Significant Accounting Policies (Continued)

(l) Derivative Instruments and Hedging Activities

The Company accounts for derivatives and hedging activities and recognizes all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. For derivatives designated in hedging relationships, changes in the fair value are either offset through earnings against the change in fair value of the hedged item attributable to the risk being hedged or recognized in accumulated other comprehensive income, to the extent the derivative is effective at offsetting the changes in cash flows being hedged until the hedged item affects earnings.

The Company only enters into a derivative contract when it intends to designate the contract as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). For all hedging relationships, the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged transaction, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method used to measure ineffectiveness. The Company also formally assesses, both at the inception of the hedging relationship and on an ongoing basis, whether the derivatives that are used in hedging relationships are highly effective in offsetting changes in cash flows of hedged transactions. For derivative instruments that are designated and qualify as part of a cash flow hedging relationship, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

The Company discontinues hedge accounting prospectively when it determines that the derivative is no longer effective in offsetting cash flows attributable to the hedged risk, the derivative expires or is sold, terminated, or exercised, the cash flow hedge is de-designated because a forecasted transaction is not probable of occurring, or management determines to remove the designation of the cash flow hedge.

In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings. When it is no longer probable that a forecasted transaction will occur, the Company discontinues hedge accounting and recognizes immediately in earnings gains and losses that were accumulated in other comprehensive income related to the hedging relationship.

On May 1, 2009, the Company adopted the disclosure requirements for derivative instruments and hedging activities.

(m) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

April 30, 2011, 2010 and 2009

(1) Organization and Significant Accounting Policies (Continued)

The Company has elected to classify accrued interest in interest expense and accrued penalties in general and administrative expenses.

(n) Long-Lived Assets

The Company's long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. Recognition and measurement of a potential impairment is performed for these assets at the lowest level where cash flows are individually identifiable. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held-for-sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(o) Comprehensive Income

Comprehensive income consists of net income, foreign currency translation adjustments and the interest rate swap agreements, net of taxes and is presented in the accompanying consolidated statements of stockholders' equity and comprehensive income.

(p) Advertising Expenses

Advertising costs are expensed in the period incurred.

(q) Stock-Based Compensation

The Company records costs of its employee stock-based compensation based on the grant-date fair value of awards using the Black-Scholes-Merton option pricing model. The Company reflects the excess tax benefits recognized in equity related to stock option exercises as financing cash flows. The Company recognizes compensation costs for an award that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award.

(r) Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period to prepare these consolidated financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

April 30, 2011, 2010 and 2009

(1) Organization and Significant Accounting Policies (Continued)

(s) Recently Issued Accounting Standards

For the year ended April 30, 2011, the Company adopted Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (formerly FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R)). The adoption of ASU No. 2009-17 did not have a material effect on the Company's consolidated financial statements.

In April 2010, the FASB issued FASB ASU 2010-17, Revenue Recognition — Milestone Method of Revenue Recognition, under FASB Accounting Standards Codification (ASC) 605, Revenue Recognition. The new guidance defines specific criteria for evaluating whether the milestone method is appropriate for the purposes of assessing revenue recognition. FASB ASU 2010-17 stipulates that consideration tied to the achievement of a milestone may only be recognized if it meets all of the defined criteria for the milestone to be considered substantive. The guidance also requires expanded disclosures about the overall arrangement, the nature of the milestones, the consideration and the assessment of whether the milestones are substantive. FASB ASU 2010-17 is effective for the Company on a prospective basis for milestones achieved in fiscal years and interim periods beginning in the year ended April 30, 2012. The Company does not expect that the adoption of FASB ASU 2010-17 will have a material effect on its consolidated financial statements.

In July 2010, the FASB issued FASB ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. This guidance requires enhanced disclosures about the allowance for credit losses and the credit quality of financing receivables and applies to financing receivables held by all creditors. The additional disclosure requirements are included in Note 2.

In December 2010, the FASB issued FASB ASU 2010-28, Intangibles — Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. The amendments affect reporting units whose carrying amount is zero or negative, and require performance of Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, a reporting unit would consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance. The reporting unit would evaluate if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. This guidance is effective beginning in the year ended April 30, 2012. The Company does not expect that this guidance will have a material effect on its consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29, Business Combinations (ASC Topic 805) — Disclosure of Supplementary Pro Forma Information for Business Combinations. This amendment expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This amendment is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Company intends to adopt this guidance in the year ended April 30, 2012. Other than requiring additional disclosures with any potential

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

April 30, 2011, 2010 and 2009

(1) Organization and Significant Accounting Policies (Continued)

acquisitions, the adoption of this new guidance will not have a material effect on its consolidated financial statements.

In May 2011, FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This ASU amends the language and methods used in ASC 820, Fair Value Measurements, to be consistent with language and methods used in International Financial Reporting Standards ("IFRS"). This ASU is part of FASB's ongoing effort to converge U.S. GAAP with IFRS. The Company intends to adopt this guidance in the quarter ending January 31, 2012. The Company does not expect that this guidance will have a material effect on its consolidated financial statements.

In June 2011, FASB issued ASU 2011-05, Presentation of Comprehensive Income. This update changes the methods for presenting comprehensive income, and eliminates the method of including comprehensive income in the statement of stockholders' equity. After adoption, an entity will have the option of presenting to total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The Company intends to adopt this guidance in the quarter ending January 31, 2012. Because it only affects presentation, the Company does not expect that this guidance will have a material effect on its consolidated financial statements.

(t) Segment Reporting

Management has identified two operating segments, U.S. operations and Canadian operations. Although there are two operating segments, each segment is engaged in providing tax return preparation and related services and products. These two operating segments have been aggregated into a single reporting segment as both segments are similar in the nature of services offered, production process, type of customer, the distribution methods, regulatory environment that they operate in and have similar gross margin and sales trends.

Canadian operations contributed $6,710,000, $6,864,000 and $5,057,000 in revenues for the years ended April 30, 2011, 2010 and 2009, respectively.

(u) Supplier Concentration

The Company relies on a third-party financial institution to provide certain financial products to its customers, pursuant to an agreement which expires on October 16, 2012. For the year ended April 30, 2011, substantially all of the Company's customers' financial products were provided by this financial institution. While the Company presently believes it could obtain access to similar products from other financial institutions with similar terms, the ongoing availability of these products is subject to changes in market conditions and the related regulatory environment.

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

April 30, 2011, 2010 and 2009

(2) Notes and Accounts Receivable

The Company provides financing to franchisees for the purchase of franchises, clusters of territories, Company-owned stores and/or for working capital and equipment needs. The franchise-related notes generally are payable over five years and the working capital and equipment notes generally are due within one year. All notes bear interest at 12%. Activity related to notes receivable for the years ended April 30, 2011 and 2010 is as follows:

	2011	2010
	(In thousands)
Balance at beginning of year	$59,599	$56,533
Notes received for:
Sales of franchises and clusters of territories	10,589	10,600
Sales of Company-owned stores	12,837	6,593
Franchisee to franchisee note assumptions	7,467	6,094
Working capital and equipment loans to franchisees	56,400	32,488
Refinancing of accounts receivable	14,459	12,441

	101,752	68,216
Repayment of notes	(70,793)	(43,844)
Notes canceled	(20,221)	(21,925)
Foreign currency adjustment	227	619

Balance at end of year	$70,564	$59,599

Most of the notes receivable are due from the Company's franchisees and are collateralized by the underlying franchise and are guaranteed by the respective franchisee and franchise owner(s). The franchisees' ability to repay the notes is dependent upon both the performance of the tax preparation industry as a whole and the individual franchise. Management believes that the recorded allowance is adequate based upon its consideration of the estimated value of the franchises supporting the receivables. Any adverse change in the tax preparation industry could affect the Company's estimate of the allowance.

Notes and accounts receivable include royalties billed and loans to franchisees for franchise fees that relate to territories operated by franchisees under area developers. The Company has recorded amounts payable to area developers relating to these receivables of $20,623,000 and $17,965,000 at April 30, 2011 and 2010, respectively.

Activity in the allowance for doubtful accounts for the years ended April 30, 2011, 2010, and 2009 is as follows:

	2011	2010	2009
	(In thousands)
Beginning balance	$5,597	$5,994	$5,865
Additions charged to expense	3,732	2,439	4,266
Provision for franchise fee refunds	1,206	1,656	1,193
Write-offs	(3,800)	(4,683)	(5,185)
Foreign currency adjustment	99	191	(145)

Ending balance	$6,834	$5,597	$5,994

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

April 30, 2011, 2010 and 2009

(2) Notes and Accounts Receivable (Continued)

Management considers accounts and notes receivable to be impaired if the amounts due exceed the fair value of the underlying franchise and estimates an allowance for doubtful accounts based on that excess. Amounts due include the recorded value of the accounts and notes receivable reduced by the allowance for uncollected interest, amounts due area developers, the related deferred revenue and amounts owed to the franchisee by the Company. In establishing the fair value of the underlying franchise, management considers net fees of open stores and the number of unopened stores.

For accounts and notes receivable not impaired, management determines the allowance for doubtful accounts based on an estimate of expected refunds of the initial franchise fee, taking into consideration the number of unopened stores.

The allowance for doubtful accounts at for the years ended April 30, 2011, and 2010 is allocated as follows:

	2011	2010
	(In thousands)
Impaired:
Notes receivable	$9,407	$8,182
Accounts receivable	4,599	4,054
Less allowance for uncollected interest, amounts due AD's, related deferred revenue and amounts due franchisees	(3,554)	(2,809)

Net amount due	$10,452	$9,427

Allowance for doubtful accounts for impaired notes and accounts receivable	$(5,322)	$(4,311)

Non-impaired:
Notes receivable	$64,624	$55,371
Accounts receivable	33,144	27,415
Less allowance for uncollected interest, amounts due AD's, related deferred revenue and amounts due franchisees	(28,202)	(25,807)

Net amount due	$69,566	$56,979

Allowance for doubtful accounts for non-impaired notes and accounts receivable	$(1,512)	$(1,286)

Total allowance for doubtful accounts	$(6,834)	$(5,597)

The aging of accounts and notes receivable at April 30, 2011 is as follows:

	2011
	Total Past Due	Allowance for Uncollected Interest	Current	Total Receivables
	(In thousands)
Accounts receivable	$17,113	$(1,790)	$20,630	$35,953
Notes receivable	10,987	(1,192)	63,044	72,839

Total	$28,100	$(2,982)	$83,674	$108,792

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

April 30, 2011, 2010 and 2009

(2) Notes and Accounts Receivable (Continued)

Accounts receivable are considered to be past due if unpaid after 30 days and notes receivable are considered past due if unpaid after 90 days, at which time the notes are put on nonaccrual status.

The Company's average investment in impaired notes receivable during the years ended April 30, 2011 and 2010 was $8,295,000 and $8,646,000, respectively. Interest income related to impaired notes was $559,000, $368,000, and $914,000 for the years ended April 30, 2011, 2010, and 2009, respectively. The Company's investment in notes receivable on nonaccrual status at April 30, 2011 and 2010 was $9,795,000 and $10,148,000, respectively.

(3) Property, Equipment, and Software, Net

Property, equipment, and software at April 30, 2011 and 2010 are as follows:

	2011	2010
	(In thousands)
Land	$997	$947
Buildings and building improvements	6,795	6,997
Leasehold improvements	259	276
Furniture, fixtures, and equipment	4,542	3,832
Software	19,069	11,232

	31,662	23,284
Less accumulated depreciation and amortization	13,434	10,157

Property, equipment, and software, net	$18,228	$13,127

Total depreciation expense was $3,438,000, $4,233,000, and $3,858,000 for the years ended April 30, 2011, 2010, and 2009, respectively.

The software included above includes both internally developed software and purchased software. Included in software are $6,598,000 and $768,000 of assets that had not been placed in service at April 30, 2011 and 2010, respectively. In April 2010, the Company decided to discontinue its use of the software associated with its online tax preparation services. This software had a net book value of $5,570,000 when the decision was made and was expensed in the year ended April 30, 2010.

(4) Goodwill and Other Intangible Assets

Acquired Intangible Assets

	April 30, 2011
	(In thousands)
	Weighted average amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortizable intangible assets:
Customer lists	5 years	$3,348	$(793)	$2,555
Area franchise rights	10 years	17,760	(3,062)	14,698

Total		$21,108	$(3,855)	$17,253

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

April 30, 2011, 2010 and 2009

(4) Goodwill and Other Intangible Assets (Continued)

	April 30, 2010
	(In thousands)
	Weighted average amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortizable intangible assets:
Customer lists	5 years	$4,742	$(1,064)	$3,678
Area franchise rights	10 years	14,502	(2,073)	12,429

Total		$19,244	$(3,137)	$16,107

For the years ended April 30, 2011 and 2010, the Company acquired the assets of various franchisees for $3,852,000 and $6,805,000, respectively. These acquisitions were accounted for as business combinations, with all value allocated to the identifiable intangible assets. The acquired businesses are operated as Company-owned stores, until a buyer is found.

For the years ended April 30, 2011, 2010 and 2009, amortization expense, customer list impairment charges, and write-downs are as follows:

	2011	2010	2009
	(In thousands)
Amortization expense, excluding impairment charges	$2,417	$2,156	$1,315

Customer lists:
Impairment charges	$134	$80	$140
Write-downs	73	836	—

	$207	$916	$140

The Company expects that the assets will be sold before the end of their estimated useful life. Therefore, during the years ended April 30, 2011, 2010 and 2009, impairment analyses were performed for amortizable intangible assets. As a result, the carrying values of customer lists were reduced by the amounts disclosed in the table above, and were recorded to depreciation, amortization, and impairment charges on the consolidated statements of income. The Company estimated the fair value of the customer lists based on historical transactions involving sales of Company-owned stores. Write-downs of customer lists relate to purchases of stores, which the Company decided not to operate.

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

April 30, 2011, 2010 and 2009

(4) Goodwill and Other Intangible Assets (Continued)

Estimated amortization expense for the next five years is as follows:

Amortization expense
(in thousands)
Year ending April 30:
2012	$2,414
2013	2,399
2014	2,345
2015	2,227
2016	2,012

$11,397

(5) Leases

The Company is obligated under various operating leases for office space that expire at various dates. At April 30, 2011, future minimum lease payments under noncancelable operating leases with initial or remaining lease terms in excess of one year together with amounts due from franchisees under subleases at April 30, 2011 are as follows:

	Lease payments	Sublease receipts
	(in thousands)
Year ending April 30:
2012	$3,127	$2,342
2013	1,883	1,478
2014	915	760
2015	485	372
2016	130	130
Thereafter	185	185

Total minimum lease payments	$6,725	$5,267

Total rent expense for operating leases, net of subleases, was $1,805,000, $1,815,000, and $1,658,000 for the years ended April 30, 2011, 2010, and 2009, respectively.

(6) Revolving Credit Facility

During February 2008, the Company entered into a syndicated revolving credit facility with 10 financial institutions, which allows for borrowings up to $100,000,000. In December 2010, the Company amended this facility to allow borrowings up to $125,000,000. Outstanding borrowings accrue interest at an adjusted one-month London Interbank Offered Rate (LIBOR) plus a margin ranging from 1.25% to 2.00% depending on the Company's leverage ratio. At April 30, 2011, the interest rate was 1.62%. This facility is collateralized by substantially all the assets of the Company and expires on March 31, 2013.

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

April 30, 2011, 2010 and 2009

(6) Revolving Credit Facility (Continued)

The revolving credit facility contains certain financial covenants, which the Company must meet, including leverage and fixed charge coverage ratios as well as minimum net worth requirements. The Company's borrowing availability on the revolving credit facility at April 30, 2011 was $102,455,000. At April 30, 2011 and 2010, the Company had no outstanding borrowings under its revolving credit facility.

(7) Long-Term Debt

Long-term debt at April 30, 2011 and 2010 is as follows:

	2011	2010
	(In thousands)
Mortgage note payable to a bank in monthly installments of $16 including interest at 6.06% through September 2016; at which time a balloon payment of $2,213 is payable; collateralized by land and building	$2,450	$2,486
Notes payable for acquired assets from franchisees, interest rates ranging from 0% to 12%; due May 2011 through May 2012	1,915	2,248
Other debt	93	—

Total long-term debt	4,458	4,734
Less current installments	1,973	2,079

Total long-term debt, less current installments	$2,485	$2,655

Aggregate maturities of long-term debt at April 30, 2011 are as follows (in thousands):

Year ending April 30:
2012	$1,973
2013	62
2014	65
2015	68
2016	60
Thereafter	2,230

Total long-term debt	$4,458

(8) Derivative Instruments and Hedging Activities

The Company uses interest-rate-related derivative financial instruments to manage its exposure related to changes in interest rates on its variable-rate revolving credit facility and forward contracts to manage its exposure to foreign currency fluctuation related to short-term advances made to its Canadian subsidiary. The Company does not speculate using derivative instruments nor does it enter into derivative instruments for any purpose other than cash flow hedging.

By using derivative financial instruments to hedge exposures to changes in interest rates, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

April 30, 2011, 2010 and 2009

(8) Derivative Instruments and Hedging Activities (Continued)

owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty, and therefore, the Company is not exposed to the counterparty's credit risk in those circumstances. The Company minimizes counterparty credit risk in derivative instruments by entering into transactions with high-quality counterparties. The derivative instruments entered into by the Company do not contain credit-risk-related contingent features.

Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates. The market risk associated with interest rates is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The Company assesses interest rate risk by continually identifying and monitoring changes in interest rates that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Company maintains risk management control systems to monitor interest rate risk attributable to both the Company's outstanding or forecasted debt obligations and forecasted revenues as well as the Company's offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including cash flow sensitivity analysis, to estimate the expected impact of changes in interest rates and foreign currency rates on the Company's future cash flows.

It is the policy of the Company to enter into forward contacts at the time short-term advances are made to its Canadian subsidiary.

Interest rate swap agreements:    On July 1, 2009, the Company has entered into interest rate swaps agreements with a financial institution to manage fluctuations in cash flows resulting from changes in the one-month LIBOR interest rate on its revolving credit facility. These swaps effectively change the variable-rate revolving credit facility into a fixed-rate revolving credit facility. For the notional amounts, the Company receives a variable interest rate based on the one-month LIBOR and pays a fixed interest rate of 2.49% to 2.52%, depending on the agreement. The notional amounts of the interest rate swaps vary from $10,000,000 to $70,000,000 per month, in relation to the Company's forecasted seasonal borrowings. These interest rate swaps are designated as cash flow hedges. At April 30, 2011 and 2010, the fair value of interest rate swaps was a liability of $1,134,000 and $821,000, respectively, and was included in accounts payable and accrued expenses. During the years ended April 30, 2011 and 2010, $11,000 and $46,000 were recognized in the consolidated statements of income due to the ineffectiveness of these interest rate swaps.

Forward contracts related to foreign currency exchange rates:    In connection with short-term advances made to its Canadian subsidiary related to personal income tax refund discounting, the Company enters into forward contracts to eliminate the exposure related to foreign currency fluctuations. Under the terms of the forward currency contracts, the exchange rate for repayments is fixed at the time advance is made and the advances are repaid prior to April 30 of year. These forward contracts are designated as cash flow hedges. At April 30, 2011 and 2010, there were no forward contracts outstanding. During the years ended April 30, 2011, 2010, and 2009, no amounts have been recognized in the statements of income due to the ineffectiveness of these foreign currency hedges.

At April 30, 2011, there are no deferred gains on derivative instruments accumulated in other comprehensive income that are expected to be reclassified to earnings during the next 12 months. There were no cash flow hedges discontinued during 2011.

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

April 30, 2011, 2010 and 2009

(9) Income Taxes

Total income taxes were calculated for the years ended April 30, 2011, 2010, and 2009 as follows:

	2011	2010	2009
	(In thousands)
Income from continuing operations	$10,874	$6,882	$8,737
Tax benefit of stock option exercises	(408)	(567)	(506)
Interest rate swap agreements	(104)	(305)	—
Foreign currency translation adjustment	167	351	(206)

Total income taxes	$10,529	$6,361	$8,025

Components of income tax expense for the years ended April 30, 2011, 2010, and 2009 are as follows:

	2011	2010	2009
	(In thousands)
Current:
Federal	$6,390	$5,857	$6,318
State	1,227	1,215	1,137
Foreign	854	1,013	294

Current tax expense	8,471	8,085	7,749

Deferred:
Federal	2,028	(991)	838
State	390	(206)	150
Foreign	(15)	(6)	—

Deferred tax expense (benefit)	2,403	(1,203)	988

Total income tax expense	$10,874	$6,882	$8,737

For the years ended April 30, 2011, 2010, and 2009, income before taxes consists of the following:

	2011	2010	2009
	(In thousands)
U.S. operations	$24,221	$14,876	$19,657
Foreign operations	2,415	3,008	1,159

	$26,636	$17,884	$20,816

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

April 30, 2011, 2010 and 2009

(9) Income Taxes (Continued)

Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 35% to pretax income from continuing operations as a result of the following for the years ended April 30, 2011, 2010, and 2009:

	2011	2010	2009
	(In thousands)
Computed "expected" income tax expense	$9,323	$6,259	$7,285
Increase (decrease) in income taxes resulting from:
State income taxes, net of federal benefit	1,083	676	836
Change in taxes resulting from permanent differences, net	356	295	753
Other	112	(348)	(137)

Total income tax expense	$10,874	$6,882	$8,737

The tax effect of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of deferred tax assets and liabilities at April 30, 2011 and 2010 are as follows:

	2011	2010
	(In thousands)
Deferred tax assets:
Unexercised nonqualified stock options	$909	$586
Allowance for doubtful accounts	2,615	2,442
Interest rate swap agreements	409	305
Other	77	84

Total deferred tax assets	4,010	3,417

Deferred tax liabilities:
Property, equipment, software, and other intangible assets	5,727	3,213
Deferred revenue	8,348	8,062
Prepaid expenses	158	233
Foreign currency translation adjustment	550	383

Total deferred tax liabilities	14,783	11,891

Net deferred tax liabilities	$(10,773)	$(8,474)

In assessing the realizability of the gross deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

April 30, 2011, 2010 and 2009

(9) Income Taxes (Continued)

The Company has adopted the accounting and disclosure requirements for uncertain tax positions, which require a two-step approach to evaluate tax positions. This approach involves recognizing any tax positions that are more likely not to occur and then measuring those positions to determine the amounts to be recognized in the financial statements. The Company has determined no reserves for uncertain tax positions were required at April 30, 2011 or 2010 or during the years then ended.

In May 2011, the Internal Revenue Service completed an audit of the Company's 2009 tax return and made no adjustments. At April 30, 2011, the tax years that remain subject to examination by the Internal Revenue Service are 2008 and 2010, and years that remain open for other major taxing jurisdictions are 2008 and subsequent years.

(10) Stockholders' Equity

As discussed in Note 16, a change in par value from $1 to $.01 was approved on July 14, 2011.

(a) Preferred Stock and Exchangeable Shares

The Company has 190,000 shares of authorized Class A preferred stock with a par value of $.01, and are carried on the consolidated balance sheet at their original purchase price.

The holders of the Class A preferred stock are entitled to a dividend if a dividend is declared for common stock and shall receive a dividend as if each share of preferred stock had been converted to Class A common stock in accordance with the conversion ratio, and a liquidation preference upon the liquidation, dissolution, or consolidation of the Company. In the event of liquidation, dissolution, or consolidation, the holders of Class A preferred stock will be entitled to receive out of the assets of the Company, after payment or provision for payment of the debts or other liabilities of the Company, the original issue price per share for each share of Class A preferred stock then outstanding, plus an amount equal to the original issue price per share multiplied by 10% per annum from the original issue date, compounded annually to the date of such distribution. The liquidation value of a share of outstanding Class A preferred stock was $39.23 and $35.66 at April 30, 2011 and 2010, respectively.

A holder of the Class A preferred stock may, at the holder's option, elect to convert each share of the Class A preferred stock into 10 shares of fully paid and nonassessable shares of Class A common stock.

During 2011, the Company repurchased 18,146 shares of its Class A preferred stock for $2,722,000.

In October 2001, the Company acquired the remaining 40% of the outstanding common stock of the Canadian subsidiary in a transaction, which was accounted for as a purchase. The Company issued consideration to the minority shareholder consisting of 1,600,000 shares of Class A common stock, 10 shares of special voting preferred stock, and 100,000 shares of exchangeable shares of a Canadian subsidiary in exchange for $2,000,000 in cash and the 40% minority interest in the Canadian subsidiary. The 100,000 exchangeable shares are exchangeable at any time at a 10 to 1 ratio into the Class A common stock of the Company. The special voting preferred shares issued have a $.01 par value and no liquidation value and entitle the holder to vote each share as if it represented 100,000 shares of Class A common stock. These shares will be canceled as the holder exchanges the exchangeable shares.

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

April 30, 2011, 2010 and 2009

(10) Stockholders' Equity (Continued)

(b) Common Stock

The Company is authorized to issue 21,200,000 shares of Class A common stock, par value $.01 per share, and 1,000,000 shares of Class B common stock, par value $.01 per share. Class A common stock and Class B common stock entitle the holders thereof to the same rights and privileges and are identical in all respects as to all matters, except the holders of Class B common stock are entitled to elect one more director than the number of directors elected by holders of all other classes of stock combined. Also, a holder of Class B common stock may, at the holder's option, elect to convert the Class B common stock into an equal number of fully paid and nonassessable shares of Class A common stock.

During 2009, in connection with the acquisition of certain assets, the Company issued a total of 42,000 shares of Class A common stock. There were no issuances of Class A common stock in connection with the acquisitions of assets in 2011 or 2010.

(c) Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income at April 30, 2011 and 2010 are as follows:

	2011	2010
	(In thousands)
Foreign currency adjustment, net of tax	$1,015	$591
Interest rate swap agreements, net of tax	(634)	(470)

	$381	$121

(d) Earnings per Share

Net income per share of Class A and Class B common stock is computed using the two-class method. Basic net income per share is computed by allocating undistributed earnings to common shares and participating securities (Class A preferred stock and exchangeable shares) and using the weighted-average number of common shares outstanding during the period.

Diluted net income per share is computed using the weighted-average number of common shares and, if dilutive, the potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options. The dilutive effect of outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method. Additionally, the computation of the diluted net income per share of Class A common stock assumes the conversion of Class B common stock, Class A preferred stock and exchangeable shares, while the diluted net income per share of Class B common stock does not assume conversion of those shares.

The rights, including liquidation and dividends rights, of the holders of Class A and Class B common stock are identical, except with respect to voting on the election of directors. As a result, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B as if the earnings for the year had been distributed. Participating securities include Class A preferred stock and exchangeable shares which have dividend rights that are identical to Class A and Class B common

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

April 30, 2011, 2010 and 2009

(10) Stockholders' Equity (Continued)

stock. Undistributed losses are not allocated to these participating securities because they do not meet the required criteria for such allocation.

The computation of basic and diluted net income per share for the years ended April 30, 2011, 2010 and 2009 is as follows:

	2011
	Class A Common Stock	Class B Common Stock
	(in thousands, except for share and per share amounts)
Basic net income per share:
Numerator
Allocation of undistributed earnings	$14,527	$1,235
Amounts allocated to participating securities:
Class A preferred stock	(1,875)	(159)
Exchangeable shares	(1,013)	(86)

Net income attributable to common stockholders	$11,639	$990

Denominator
Weighted-average common shares outstanding	10,588,954	900,000

Basic net income per share	$1.10	$1.10

Diluted net income per share:
Numerator
Allocation of undistributed earnings for basic computation	$11,639	$990
Reallocation of undistributed earnings as a result of assumed conversion of:
Class B common stock to Class A common stock	990	—
Class A preferred stock to Class A common stock	2,034	—
Exchangeable shares to Class A common stock	1,099	—

	$15,762	$990

Denominator
Number of shares used in basic computation	10,588,954	900,000
Weighted-average effect of dilutive securities
Add the conversion or exercise of:
Class B common stock to Class A common stock	900,000	—
Class A preferred stock to Class A common stock	1,850,800	—
Exchangeable shares to Class A common stock	1,000,000	—
Employee stock options	322,559	20,245

	14,662,313	920,245

Diluted net income per share	$1.08	$1.08

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

April 30, 2011, 2010 and 2009

(10) Stockholders' Equity (Continued)

	2010
	Class A Common Stock	Class B Common Stock
	(in thousands, except for share and per share amounts)
Basic net income per share:
Numerator
Allocation of undistributed earnings	$10,154	$848
Amounts allocated to participating securities:
Class A preferred stock	(1,323)	(110)
Exchangeable shares	(697)	(59)

Net income attributable to common stockholders	$8,134	$679

Denominator
Weighted-average common shares outstanding	10,779,038	900,000

Basic net income per share	$0.75	$0.75

Diluted net income per share:
Numerator
Allocation of undistributed earnings for basic computation	$8,134	$679
Reallocation of undistributed earnings as a result of assumed conversion of:
Class B common stock to Class A common stock	679	—
Class A preferred stock to Class A common stock	1,433	—
Exchangeable shares to Class A common stock	756	—

	$11,002	$679

Denominator
Number of shares used in basic computation	10,779,038	900,000
Weighted-average effect of dilutive securities
Add the conversion or exercise of:
Class B common stock to Class A common stock	900,000	—
Class A preferred stock to Class A common stock	1,900,000	—
Exchangeable shares to Class A common stock	1,000,000	—
Employee stock options	489,216	30,201

	15,068,254	930,201

Diluted net income per share	$0.73	$0.73

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

April 30, 2011, 2010 and 2009

(10) Stockholders' Equity (Continued)

	2009
	Class A Common Stock	Class B Common Stock
	(in thousands, except for share and per share amounts)
Basic net income per share:
Numerator
Allocation of undistributed earnings	$11,165	$914
Amounts allocated to participating securities:
Class A preferred stock	(1,434)	(118)
Exchangeable shares	(755)	(62)

Net income attributable to common stockholders	$8,976	$734

Denominator
Weighted-average common shares outstanding	10,988,391	900,000

Basic net income per share	$0.82	$0.82

Diluted net income per share:
Numerator
Allocation of undistributed earnings for basic computation	$8,976	$734
Reallocation of undistributed earnings as a result of assumed conversion of:
Class B common stock to Class A common stock	734	—
Class A preferred stock to Class A common stock	1,552	—
Exchangeable shares to Class A common stock	817	—

	$12,079	$734

Denominator
Number of shares used in basic computation	10,988,391	900,000
Weighted-average effect of dilutive securities
Add the conversion or exercise of:
Class B common stock to Class A common stock	900,000	—
Class A preferred stock to Class A common stock	1,900,000	—
Exchangeable shares to Class A common stock	1,000,000	—
Employee stock options	694,145	42,245

	15,482,536	942,245

Diluted net income per share	$0.78	$0.78

Diluted net income per share excludes the impact of shares of common stock from the exercise of options to purchase 1,894,000, 877,000 and 522,000 shares for the years ended April 30, 2011, 2010, and 2009 respectively, as the effect would be antidilutive.

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

April 30, 2011, 2010 and 2009

(11) Stock Compensation Plan

In May 1998, the board of directors approved the JTH Holding, Inc. Stock Option Plan (the Plan). Employees and outside directors are eligible to receive awards under the Plan, and a total of 6,100,000 shares of Class A common stock have been authorized for grant under the Plan. The Plan was readopted by the board of directors in May 2008. At April 30, 2011, 576,380 shares of Class A common stock are available for grant under the Plan. Stock options generally vest from six months to five years from the date of grant and generally expire five years from the vesting date.

The following table summarizes the information for options granted in the years ended April 30, 2011, 2010, and 2009:

	2011	2010	2009
Weighted average fair value of options granted	$2.54	$1.95	$3.02
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	14.6% - 15.7%	12.9% - 13.2%	13.8% - 14.5%
Expected terms	4 - 6 years	4 - 5 years	4 - 6 years
Risk-free interest rates	1.2% - 2.3%	1.5% - 2.5%	2.1% - 3.6%

Stock option activity during the years ended April 30, 2011, 2010, and 2009 is as follows:

	Number of options	Weighted average exercise price
Outstanding at April 30, 2008	2,112,370	$7.85
Granted	558,800	15.02
Exercised	(442,700)	5.19
Canceled	(114,700)	11.97

Outstanding at April 30, 2009	2,113,770	10.08
Granted	384,200	15.02
Exercised	(457,350)	7.17
Canceled	(69,900)	13.01

Outstanding at April 30, 2010	1,970,720	11.61
Granted	1,048,800	15.03
Exercised	(460,162)	8.27
Canceled	(98,020)	10.08

Outstanding at April 30, 2011	2,461,338	13.77

Stock options were granted to employees of the Company except for options granted to nonemployee directors of 80,000, 50,000, and 80,000 stock options during the years ended April 30, 2011, 2010, and 2009, respectively.

The total intrinsic value of options exercised was approximately $3,100,000, $3,600,000, and $4,300,000 during the years ended April 30, 2011, 2010, and 2009 respectively.

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

April 30, 2011, 2010 and 2009

(11) Stock Compensation Plan (Continued)

Nonvested stock option (options which did not vest in the period in which granted) activity during the years ended April 30, 2011, 2010, and 2009 is as follows:

	Nonvested options	Weighted average exercise price
Outstanding at April 30, 2008	196,666	$11.17
Granted	270,000	15.00
Vested	(126,666)	12.78
Canceled	(65,000)	12.40

Outstanding at April 30, 2009	275,000	13.90
Granted	40,000	15.00
Vested	(107,500)	12.76
Canceled	(30,000)	15.00

Outstanding at April 30, 2010	177,500	14.65
Granted	702,500	15.00
Vested	(275,000)	14.78
Canceled	—	—

Outstanding at April 30, 2011	605,000	15.00

At April 30, 2011, unrecognized compensation costs related to nonvested stock options are $1,709,000. These costs are expected to be recognized between 2012 and 2015.

The following table summarizes information about stock options outstanding and exercisable at April 30, 2011:

Number of shares outstanding at April 30, 2011	Range of exercise prices	Weighted average exercise price	Weighted average remaining contractual life	Number of shares exercisable at April 30, 2011	Weighted average exercise price
100,000	$5.50 - 6.25	$5.65	1.4 years	100,000	$5.65
26,664	7.00	7.00	1.0 years	26,664	7.00
49,804	8.50 - 9.00	8.63	1.5 years	49,804	8.63
370,820	10.50 - 11.55	10.52	2.1 years	370,820	10.52
1,914,050	15.00 - 16.50	15.02	4.5 years	1,309,050	15.02

				1,856,338

(12) Fair Value of Financial Instruments

The Company uses the following methods and assumptions to estimate the fair value of financial instruments.

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

April 30, 2011, 2010 and 2009

(12) Fair Value of Financial Instruments (Continued)

Cash equivalents, receivables, other current assets, accounts payable and accrued expenses, and due to area developers:    The carrying amounts approximate fair value because of the short maturity of these instruments. At April 30, 2011 and 2010, the Company had cash equivalents of $970,000 and $54,000, respectively, invested in money market accounts.

Notes receivable:    The carrying amount of the Company's notes receivable approximates fair value based upon the present value of expected future cash flows discounted at the interest rate currently offered by the Company, which approximates rates currently offered by local lending institutions for loans of similar terms to individuals/entities with comparable credit risk.

Long-term debt:    The carrying amount of the Company's long-term debt approximates fair value based on the present value of expected future cash flows discounted at the interest rates offered by the lenders, which approximates rates currently offered by local lending institutions for loans of similar terms to companies with comparable credit risk.

Concentrations of credit risks:    Financial instruments that could potentially subject the Company to concentrations of credit risks consist of accounts and notes receivable with its franchisees. The Company manages such risk by evaluating the financial position of the franchisee, value of the franchises, as well as the personal guarantee of the individual franchisees. At April 30, 2011 and 2010, there were no significant concentrations of credit risk associated with any individual franchisee or group of franchisees. The Company maintains an allowance for potential losses based on its expected collectibility of the receivables, which the Company believes is adequate for its credit loss exposure.

The consolidated financial statements include various estimated fair value information at April 30, 2011 and 2010.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities subject to fair value measurements on a recurring basis are classified according to a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

  •
  Level 1 — quoted prices for identical assets and liabilities in active markets.

  •
  Level 2 — quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-based valuations in which all significant inputs are observable in the market.

  •
  Level 3 — unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

April 30, 2011, 2010 and 2009

(12) Fair Value of Financial Instruments (Continued)

At April 30, 2011 and 2010, the following tables present, for each of the fair value hierarchy levels, the assets and liabilities that are measured at fair value on a recurring and nonrecurring basis (in thousands):

		April 30, 2011 Fair value measurements using
	Total	Level 1	Level 2	Level 3
Assets:
Recurring:
Cash equivalents	$970	$970	$—	$—

Nonrecurring:
Impaired accounts and notes receivable	$7,090	$—	$—	$7,090
Impaired customer lists	348	—	—	348

	$7,438	$—	$—	$7,438

Liabilities:
Recurring:
Interest rate swap agreements	$1,134	$—	$1,134	$—

		April 30, 2010 Fair value measurements using
	Total	Level 1	Level 2	Level 3
Assets:
Recurring:
Cash equivalents	$54	$54	$—	$—

Nonrecurring:
Impaired accounts and notes receivable	$6,736	$—	$—	$6,736
Impaired customer lists	526	—	—	526

	$7,262	$—	$—	$7,262

Liabilities:
Recurring:
Interest rate swap agreements	$821	$—	$821	$—

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

April 30, 2011, 2010 and 2009

(13) Related Party Transactions

The Company considers directors, their affiliated companies and executive officers to be related parties.

For the years ended April 30, 2011, 2010, and 2009, the Company repurchased common and Class A preferred stock from related parties as follows:

	2011	2010	2009
Common stock:
Shares repurchased	224,625	297,730	146,100
Amount	$3,369,000	$4,466,000	$2,192,000
Preferred stock:
Shares repurchased	18,146	—	—
Amount	$2,722,000	$—	$—

For the years ended April 30, 2011, 2010, and 2009, the Company issued and sold common stock to related parties as follows:

	2011	2010	2009
Shares sold	—	—	424,376
Proceeds from sale of stock	$—	$—	$7,087,000

At April 30, 2011 and 2010, notes receivable from related parties are as follows:

	2011	2010
Notes receivable	$950,000	$700,000
Principal repayments during the year	—	50,000
Interest payments during the year	51,000	17,000

Interest rates on these notes approximate prevailing market rates at the time of their issuance. These notes receivable and related accrued interest were repaid in full on September 2, 2011.

(14) Employee 401(k) Plan

The Company sponsors a defined contribution 401(k) profit sharing plan. Under the plan, employees who are 18 years of age and have completed 90 days of service are eligible to make voluntary contributions to salary. Total compensation expense related to these contributions was $305,000, $295,000, and $263,000 for the years ended April 30, 2011, 2010, and 2009, respectively.

(15) Commitments and Contingencies

The Company is a defendant in certain lawsuits and is aware of other threatened claims generally incidental to its business as a franchisor. Management is of the opinion that the accompanying consolidated financial statements will not be materially affected by the ultimate resolution of litigation pending or threatened at April 30, 2011.

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

April 30, 2011, 2010 and 2009

(15) Commitments and Contingencies (Continued)

During the year ended April 30, 2009, following a 2008 trial, a judgment was entered against the Company and for the State of California related to advertising in that state. An amount of approximately $1,300,000 was accrued and included in other expense in the consolidated statement of income for the year ended April 30, 2009.

(16) Subsequent Events

On June 3, 2011, the Company authorized the grant of 343,670 stock options to certain employees and 80,000 stock options to the nonemployee directors of the Company. The exercise price of these options will be $15 per share, which management believes was the fair value of the common stock at the date of the grant. The options will vest between six months and three years and may generally be exercised over a four to five-year period after the vesting date.

As previously discussed in Note 10, on July 14, 2011, the Company amended its Certificate of Incorporation to change the par value of all classes of stock from $1 per share to $.01 per share. Management has made this change to allow for a potential increase in the number of shares authorized. The effects of the par value change have been recorded retroactively in the consolidated financial statements.

JTH HOLDING, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
July 31, 2011 and April 30, 2011 (unaudited)
(In thousands)

	July 31, 2011	April 30, 2011
Assets
Current assets:
Cash and cash equivalents	$2,534	$1,662
Receivables (note 2):
Trade accounts	20,566	35,953
Notes	42,470	32,859
Interest	3,265	2,275
Allowance for doubtful accounts	(3,710)	(4,699)

Total receivables, net	62,591	66,388
Prepaid expenses	1,390	635
Other current assets	54	4,351
Income tax receivable	5,738	138
Deferred income taxes (note 7)	22	257

Total current assets	72,329	73,431
Property, equipment, and software, net	19,767	18,228
Notes receivable, excluding current portion, net of allowance for uncollectible amounts of $2,134 and $2,135 for July 31, 2011 and April 30, 2011, respectively (Note 2)	34,333	35,570
Goodwill	1,913	1,913
Other intangible assets, net	19,667	17,253
Other assets, net	934	1,398

Total assets	$148,943	$147,793

Liabilities and Stockholders' Equity
Current liabilities:
Current installments of long-term debt	$1,381	$1,973
Accounts payable and accrued expenses	10,378	15,625
Due to area developers	14,631	20,623
Income taxes payable	—	6,778
Deferred revenue	5,044	5,152

Total current liabilities	31,434	50,151
Long-term debt, excluding current installments	2,475	2,485
Revolving credit facility (note 5)	24,452	—
Deferred income taxes (note 7)	12,496	11,030

Total liabilities	70,857	63,666

Stockholders' equity (notes 8 and 9):
Class A preferred stock, $.01 par value per share, 190,000 shares authorized, 170,320 shares issued and outstanding	2,129	2,129
Special voting preferred stock, $.01 par value per share, 10 shares authorized, issued and outstanding	—	—
Class A common stock, $.01 par value per share, 21,200,000 shares authorized, 10,408,776 and 10,519,286 shares issued and outstanding	104	105
Class B common stock, $.01 par value per share, 1,000,000 shares authorized, 900,000 shares issued and outstanding	9	9
Exchangeable shares, $.01 par value, 100,000 shares issued and outstanding	1	1
Additional paid-in capital	4,033	4,811
Accumulated other comprehensive income, net of taxes	98	381
Retained earnings	71,712	76,691

Total stockholders' equity	78,086	84,127
Commitments, contingencies, and subsequent events (note 12)

Total liabilities and stockholders' equity	$148,943	$147,793

See accompanying notes to condensed consolidated financial statements.

JTH HOLDING, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Operations
Three months ended July 31, 2011 and 2010 (unaudited)
(In thousands, except for per share data)

	2011	2010
Revenues:
Franchise fees, net of provision for refunds of $159 in 2011 and $71 in 2010	$1,203	$1,041
Royalties and advertising fees	1,018	779
Financial products	159	130
Interest income	2,021	1,951
Tax preparation fees, net of discounts	156	149
Net gain on sale of customer lists and other assets and other revenue	311	466

Total revenues	4,868	4,516

Operating expenses:
Employee compensation and benefits	5,650	5,261
General and administrative expenses	3,844	3,313
Advertising expense	1,790	1,774
Depreciation, amortization, and impairment charges	1,622	1,457

Total operating expenses	12,906	11,805

Loss from operations	(8,038)	(7,289)
Other income (expense)
Foreign currency transaction gains (losses)	2	(58)
Interest expense	(312)	(256)

Loss before income taxes	(8,348)	(7,603)
Income tax benefit (note 7)	(3,369)	(3,104)

Net loss	$(4,979)	$(4,499)

Net loss per share of Class A and Class B common stock:
Basic and diluted	$(0.44)	$(0.39)

See accompanying notes to consolidated financial statements.

JTH HOLDING, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Three months ended July 31, 2011 and 2010 (unaudited)

(In thousands)

	2011	2010
Cash flows from operating activities:
Net loss	$(4,979)	$(4,499)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for doubtful accounts and franchise fee refunds	1,149	756
Depreciation and amortization	1,622	1,457
Amortization of deferred financing costs	84	50
Stock-based compensation	396	404
Gain on sale of customer lists and other assets	(43)	(113)
Deferred tax expense	1,583	223
Changes in assets and liabilities increasing (decreasing) cash flows from operating activities:
Trade receivable	10,397	7,365
Notes and interest receivable	(3,078)	(1,503)
Prepaid expenses and other assets	3,855	1,779
Accounts payable and accrued expenses	(4,877)	(1,927)
Due to area developers	(5,300)	(5,176)
Income taxes	(12,378)	(9,566)
Deferred revenue	185	1,449

Net cash used in operating activities	(11,384)	(9,301)

Cash flows from investing activities:
Issuance of operating loans to franchisees	(7,985)	(4,769)
Payments received on operating loans from franchisees	1,134	407
Purchases of assets from franchisees and area developers	(285)	(576)
Proceeds from sale of customer lists and other assets	87	16
Purchases of property and equipment	(3,267)	(183)

Net cash used in investing activities	(10,316)	(5,105)

Cash flows from financing activities:
Proceeds from the exercise of stock options	21	897
Repurchase of common stock	(1,654)	(3,057)
Repayment of long-term debt	(704)	(2,078)
Borrowings under revolving credit facility	28,597	18,620
Repayments under revolving credit facility	(4,145)	(127)
Tax benefit of stock option exercises	458	408

Net cash provided by financing activities	22,573	14,663
Effect of exchange rate changes on cash, net	(1)	(86)

Net increase in cash and cash equivalents	872	171
Cash and cash equivalents at beginning of period	1,662	2,112

Cash and cash equivalents at end of period	$2,534	$2,283

JTH HOLDING, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (Continued)

Three months ended July 31, 2011 and 2010 (unaudited)

(In thousands)

	2011	2010
Supplemental disclosures of cash flow information:
Cash paid for interest	$221	$161
Cash paid for taxes	6,968	5,831
Supplemental disclosures of noncash investing and financing activities:
During the three months ended July 31, 2011 and 2010, the Company acquired certain assets from franchisees and area developers as follows:
Fair value of assets purchased	3,760	2,576
Receivables applied	(4,460)	(2,415)
Accounts payable canceled	581	473
Notes payable issued	(100)	(471)
Elimination of related deferred revenue	504	413

Cash paid to franchisees and area developers	$285	$576

During the three months ended July 31, 2011 and 2010 the Company sold certain assets to franchisees as follows:
Book value of assets sold	$928	261
Deferred gain on sale	256	121
Notes received	(1,097)	(366)

Cash received from franchisees and area developers	$87	$16

Accrued capitalized software costs included in accounts payable	$577	$956

See accompanying notes to condensed consolidated financial statements.

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

July 31, 2011 and 2010 (unaudited)

(1) Organization and Significant Accounting Policies

(a) Organization

JTH Holding, Inc. (the Company), a Delaware corporation, is a holding company engaged through its subsidiaries as a franchisor and operator of a system of income tax preparation offices located in the United States and Canada. The Company's principal operations are conducted through JTH Tax, Inc. (d/b/a Liberty Tax Service) the Company's largest subsidiary. Through this system of income tax preparation offices, the Company also facilitates to its customers refund-based tax settlement financial products such as refund anticipation loans, electronic refund checks, and personal income tax refund discounting. The Company also offers online tax preparation services.

Unless specifically noted otherwise, as used throughout these consolidated financial statements, the term "Company" or "Liberty" refers to the consolidated entities of JTH Holding and JTH Tax, Inc.

(b) Principles of Consolidation and Unaudited Financial Statements

The consolidated financial statements include the accounts of JTH Holding, Inc. and its wholly owned subsidiaries. Assets and liabilities of the Company's Canadian operations have been translated into U.S. dollars using the exchange rate in effect at the end of the year. The revenues and expenses have been translated using the average exchange rates in effect each month of the year. Transaction gains and losses are recognized in income when incurred. The Company also consolidates any variable interest entities of which it is the primary beneficiary, as defined. When the Company does not have a controlling interest in an entity, but exerts significant influence over the entity, the Company applies the equity method of accounting. All significant intercompany balances and transactions have been eliminated in consolidation.

The unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP) for interim financial information. The consolidated financial statements, including these notes, are unaudited and exclude some of the disclosures required in annual financial statements. Consolidated balance sheet data as of April 30, 2011 was derived from audited financial statements.

In the opinion of management, all adjustments necessary for a fair presentation of such financial statements in accordance with US GAAP have been recorded. Such adjustments consisted only of normal recurring items. The accompanying condensed consolidated financial statements should be read in conjunction with the Company's most recently issued consolidated financial statements as of and for the year ended April 30, 2011.

(c) Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period to prepare these consolidated financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Continued)

July 31, 2011 and 2010 (unaudited)

(1) Organization and Significant Accounting Policies (Continued)

(d) Recently Issued Accounting Standards

In September 2011, FASB issued ASU 2011-08, Intangibles-Goodwill and Other (ASC Topic 350): Testing Goodwill for Impairment. This amendment provides the option of first using a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If a company concludes that it is more likely than not that fair value exceeds carrying value, the two-step test for impairment is not required. The amendment includes a revised list of considerations in completing the qualitative assessment. This ASU is effective beginning in the year ending April 30, 2013, but early adoption is permitted. The Company does not expect that this guidance will have a material effect on its consolidated financial statements.

(e) Segment Reporting

Management has identified two operating segments, U.S. operations and Canadian operations. Although there are two operating segments, each segment is engaged in providing tax return preparation and related services and products. These two operating segments have been aggregated into a single reporting segment as both segments are similar in the nature of services offered, production process, type of customer, the distribution methods, regulatory environment that they operate in and have similar gross margin and sales trends.

Canadian operations contributed $606,000 and $554,000 in revenues for the three months ended July 30, 2011 and 2010, respectively.

(f) Seasonality of Business

The Company's operating revenues are seasonal in nature with peak revenues occurring in the months of January through April. Therefore, results for interim periods are not indicative of results to be expected for the full year.

(2) Notes and Accounts Receivable

The Company provides financing to franchisees for the purchase of franchises, clusters of territories, Company-owned stores and/or for working capital and equipment needs. The franchise-related notes generally are payable over five years and the working capital and equipment notes generally are due within

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Continued)

July 31, 2011 and 2010 (unaudited)

(2) Notes and Accounts Receivable (Continued)

one year. All notes bear interest at 12%. Activity related to notes receivable for the three months ended July 31, 2011 and the year ended April 30, 2011 is as follows:

	July 31, 2011	April 30, 2011
	(In thousands)
Balance at beginning of period	$70,564	$59,599
Notes received for:
Sales of franchises and clusters of territories	831	10,589
Sales of Company-owned stores	606	12,837
Franchisee to franchisee note assumptions	855	7,467
Working capital and equipment loans to franchisees	7,985	56,400
Refinancing of accounts receivable	5,561	14,459

	15,838	101,752
Repayment of notes	(2,978)	(70,793)
Notes canceled	(4,432)	(20,221)
Foreign currency adjustment	(55)	227

Balance at end of period	$78,937	$70,564

Most of the notes receivable are due from the Company's franchisees and are collateralized by the underlying franchise and are guaranteed by the respective franchisee and franchise owner(s). The franchisees' ability to repay the notes is dependent upon both the performance of the tax preparation industry as a whole and the individual franchise. Management believes that the recorded allowance is adequate based upon its consideration of the estimated value of the franchises supporting the receivables. Any adverse change in the tax preparation industry could affect the Company's estimate of the allowance.

Notes and accounts receivable include royalties billed and loans to franchisees for franchise fees that relate to territories operated by franchisees under area developers. The Company has recorded amounts payable to area developers relating to these receivables of $14,631,000 and $20,623,000 at July 31, 2011 and April 30, 2011, respectively.

Activity in the allowance for doubtful accounts for the three months ended July 31, 2011, and 2010 is as follows:

	2011	2010
Balance at beginning of period	$6,834	$5,597
Additions charged to expense	990	685
Provision for franchise fee refunds	159	71
Write-offs	(2,126)	(627)
Foreign currency adjustment	(13)	(75)

Balance at end of period	$5,844	$5,651

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Continued)

July 31, 2011 and 2010 (unaudited)

(2) Notes and Accounts Receivable (Continued)

Management considers accounts and notes receivable to be impaired if the amounts due exceed the fair value of the underlying franchise and estimates an allowance for doubtful accounts based on that excess. Amounts due include the recorded value of the accounts and notes receivable reduced by the allowance for uncollected interest, amounts due area developers, the related deferred revenue and amounts owed to the franchisee by the Company. In establishing the fair value of the underlying franchise, management considers net fees of open stores and the number of unopened stores.

For accounts and notes receivable not impaired, management determines the allowance for doubtful accounts based on an estimate of expected refunds of the initial franchise fee, taking into consideration the number of unopened stores.

The allowance for doubtful accounts at July 31, 2011 and April 30, 2011 is allocated as follows:

	July 31, 2011	April 30, 2011
	(In thousands)
Impaired:
Notes receivable	$6,513	$9,407
Accounts receivable	3,395	4,599
Less allowance for uncollected interest, amounts due AD's, related deferred revenue and amounts due franchisees	(2,646)	(3,554)

Net amount due	$7,262	$10,452

Allowance for doubtful accounts for impaired notes and accounts receivable	$(3,659)	$(5,322)

Non-impaired:
Notes receivable	$76,771	$64,624
Accounts receivable	19,315	33,144
Less allowance for uncollected interest, amounts due AD's, related deferred revenue and amounts due franchisees	(19,804)	(28,202)

Net amount due	$76,282	$69,566

Allowance for doubtful accounts for non-impaired notes and accounts receivable	$(2,185)	$(1,512)

Total allowance for doubtful accounts	$(5,844)	$(6,834)

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Continued)

July 31, 2011 and 2010 (unaudited)

(2) Notes and Accounts Receivable (Continued)

The aging of accounts and notes receivable at July 31, 2011 is as follows:

	2011
	Total Past Due	Allowance for Uncollected Interest	Current	Total Receivables
	(In thousands)
Accounts receivable	$21,225	$(2,144)	$1,485	$20,566
Notes receivable	9,671	(1,082)	70,348	78,937

Total	$30,896	$(3,226)	$71,833	$99,503

Accounts receivable are considered to be past due if unpaid after 30 days and notes receivable are considered past due if unpaid after 90 days, at which time the notes are put on nonaccrual status.

The Company's average investment in impaired notes receivable during the three months ended July 31, 2011 and 2010 was $7,053,000 and $8,295,000, respectively. Interest income related to impaired notes was $69,000 and $101,000 for the three months ended July 31, 2011 and 2010, respectively. The Company's investment in notes receivable on nonaccrual status at July 31, 2011 and April 30, 2011 was $8,589,000 and $9,795,000, respectively.

At July 31, 2011 the Company has unfunded lending commitments for working capital loans to franchisees and area developers of $15,767,000.

(3) Goodwill and Other Intangible Assets

For the three months ended July 31, 2011, the Company acquired the assets of various franchisees for $3,480,000. These acquisitions were accounted for as business combinations, with all value allocated to the identifiable intangible assets. The acquired businesses are operated as Company-owned stores, until a buyer is found.

(4) Leases

The Company is obligated under various operating leases for office space that expire at various dates. Total rent expense for operating leases, net of subleases, was $431,000 and $429,000 for the three months ended July 31, 2011 and 2010, respectively.

(5) Revolving Credit Facility

The Company has a syndicated revolving credit facility with 10 financial institutions, which allows for borrowings up to $125,000,000. Outstanding borrowings accrue interest at one-month London Inter-Bank Offered Rate (LIBOR) plus a margin ranging from 1.25% to 2.00% depending on the Company's leverage ratio. At July 31, 2011, the interest rate was 1.56%. The line is collateralized by all the assets of the Company and expires on March 31, 2013.

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Continued)

July 31, 2011 and 2010 (unaudited)

(5) Revolving Credit Facility (Continued)

The revolving credit facility contains certain financial covenants, which the Company must meet, including leverage and fixed charge coverage ratios as well as minimum net worth requirements. The Company's borrowing availability on the revolving credit facility at July 31, 2011 was $76,678,000. Borrowings under the revolving credit facility were $24,452,000 and $0 at July 31, 2011 and April 30, 2011, respectively.

(6) Derivative Instruments and Hedging Activities

The Company uses interest-rate-related derivative financial instruments to manage its exposure related to changes in interest rates on its variable-rate line of credit and forward contracts to manage its exposure to foreign currency fluctuation related to short-term advances made to its Canadian subsidiary. The Company does not speculate using derivative instruments nor does it enter into derivative instruments for any purpose other than cash flow hedging.

By using derivative financial instruments to hedge exposures to changes in interest rates, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty, and therefore, the Company is not exposed to the counterparty's credit risk in those circumstances. The Company minimizes counterparty credit risk in derivative instruments by entering into transactions with high-quality counterparties. The derivative instruments entered into by the Company do not contain credit-risk-related contingent features.

Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates. The market risk associated with interest rates is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The Company assesses interest rate risk by continually identifying and monitoring changes in interest rates that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Company maintains risk management control systems to monitor interest rate risk attributable to both the Company's outstanding or forecasted debt obligations and forecasted revenues as well as the Company's offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including cash flow sensitivity analysis, to estimate the expected impact of changes in interest rates and foreign currency rates on the Company's future cash flows.

It is the policy of the Company to enter into forward contacts at the time short-term advances are made to its Canadian subsidiary.

Interest rate swap agreements:    The Company has interest rate swaps agreements with a financial institution to manage fluctuations in cash flows resulting from changes in the one-month LIBOR interest rate on its line of credit. These swaps effectively change the variable-rate line of credit into a fixed-rate line of credit. For the notional amounts, the Company receives a variable interest rate based on the one-month LIBOR and pays a fixed interest rate of 2.49% to 2.52%, depending on the agreement. The notional amounts of the interest rate swaps vary from $10,000,000 to $70,000,000 per month, in relation to the Company's forecasted seasonal borrowings. These interest rate swaps are designated as cash flow hedges. At July 31, 2011 and April 30, 2011, the fair value of interest rate swaps was a liability of $1,245,000 and $1,134,000, respectively, and was included in accounts payable and accrued expenses. During the three

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Continued)

July 31, 2011 and 2010 (unaudited)

(6) Derivative Instruments and Hedging Activities (Continued)

months ended July 31, 2011 and 2010, no amounts were recognized in the consolidated statements of income due to the ineffectiveness of these interest rate swaps.

Forward contracts related to foreign currency exchange rates:    In connection with short-term advances made to its Canadian subsidiary related to personal income tax refund discounting, the Company enters into forward contracts to eliminate the exposure related to foreign currency fluctuations. Under the terms of the forward currency contracts, the exchange rate for repayments is fixed at the time advance is made and the advances are repaid prior to April 30 of the year. These forward contracts are designated as cash flow hedges. At July 31, 2011 and April 30, 2011, there were no forward contracts outstanding. During the three months ended July 31, 2011 and 2010, no amounts have been recognized in the statements of income due to the ineffectiveness of these foreign currency hedges.

At July 31, 2011, there are no deferred gains on derivative instruments accumulated in other comprehensive income that are expected to be reclassified to earnings during the next 12 months. There were no cash flow hedges discontinued during the three months ended July 31, 2011.

(7) Income Taxes

For the three months ended July 31, 2011 and 2010, the Company recognized income tax benefits of $3,369,000 and $3,104,000, respectively. Total gross deferred tax liabilities were $16,681,000 and $14,783,000 at July 31, 2011 and April 30, 2011, respectively. Total gross deferred tax assets were $4,207,000 and $4,010,000 at July 31, 2011 and April 30, 2011, respectively.

The Company has determined no reserves for uncertain tax positions were required at July 31, 2011 or April 30, 2011 or during the three months and year then ended.

(8) Stockholders' Equity

During the three months ended July 31, 2011 and 2010, activity in stockholders' equity was as follows:

	July 31, 2011	July 31, 2010
	(In thousands)
Shares issued from the exercise of stock options	2	105
Proceeds from exercise of stock options	$21	897
Shares repurchased	113	208
Payments for repurchased shares	$1,654	3,057
Tax benefit of stock option exercises	$458	408

On July 14, 2011, the Company amended its Certificate of Incorporation to change the par value of all classes of stock from $1 per share to $.01 per share. Management has made this change to allow for a potential increase in the number of shares authorized. The effects of the par value change have been recorded retroactively in the consolidated financial statements.

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Continued)

July 31, 2011 and 2010 (unaudited)

(8) Stockholders' Equity (Continued)

(a) Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income at July 31, 2011 and April 30, 2011 are as follows:

	July 31, 2011	April 30, 2011
	(In thousands)
Foreign currency adjustment, net of tax	$797	$1,015
Interest rate swap agreements, net of tax	(699)	(634)

	$98	$381

(b) Loss per Share

Net loss per share of Class A and Class B common stock is computed using the two-class method. Basic net loss per share is computed by allocating undistributed earnings to common shares and participating securities (Class A preferred stock and exchangeable shares) and using the weighted-average number of common shares outstanding during the period.

Diluted net loss per share is computed using the weighted-average number of common shares and, if dilutive, the potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options. The dilutive effect of outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method. Additionally, the computation of the diluted net loss per share of Class A common stock assumes the conversion of Class B common stock, Class A preferred stock and exchangeable shares, while the diluted net loss per share of Class B common stock does not assume conversion of those shares.

The rights, including liquidation and dividends rights, of the holders of Class A and Class B common stock are identical, except with respect to voting on the election of directors. As a result, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B as if the earnings for the year had been distributed. Participating securities include Class A preferred stock and exchangeable shares which have dividend rights that are identical to Class A and Class B common stock. Undistributed losses are not allocated to these participating securities as they do not meet the required criteria for such allocation.

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Continued)

July 31, 2011 and 2010 (unaudited)

(8) Stockholders' Equity (Continued)

The computation of basic and diluted net loss per share for the three months ended July 31, 2011 and 2010 is as follows:

	July 31, 2011
	Class A Common Stock	Class B Common Stock
	(in thousands, except for share and per share amounts)
Basic and diluted net loss per share:
Numerator
Allocation of undistributed losses	$(4,585)	$(394)

Denominator
Weighted-average common shares outstanding	10,461,258	900,000

Basic and diluted net loss per share	$(0.44)	$(0.44)

	July 31, 2010
	Class A Common Stock	Class B Common Stock
	(in thousands, except for share and per share amounts)
Basic and diluted net loss per share:
Numerator
Allocation of undistributed losses	$(4,150)	$(349)

Denominator
Weighted-average common shares outstanding	10,707,367	900,000

Basic and diluted net loss per share	$(0.39)	$(0.39)

As a result of the net losses for the periods, diluted net loss per share excludes the impact of shares of potential common stock from the exercise of options to purchase 2,677,000 and 2,353,000 shares for the three months ended July 31, 2011 and 2010, respectively, as the effect would be antidilutive.

(9) Stock Compensation Plan

As further discussed in Note 13, the Board of Directors approved the 2011 Stock and Cash Incentive Plan on August 26, 2011.

At July 31, 2011, 181,000 shares of Class A common stock were available for grant under the prior stock option plan. Stock options generally vest from six months to five years from the date of grant and generally expire five years from the vesting date.

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Continued)

July 31, 2011 and 2010 (unaudited)

(9) Stock Compensation Plan (Continued)

The following table summarizes the information for options granted in the three months ended July 31, 2011:

2011
Weighted average fair value of options granted	$2.31
Dividend yield	0.0%
Expected volatility	14.9% - 15.0%
Expected terms	4 - 6 years
Risk-free interest rates	0.8% - 1.9%

Stock option activity during the three months ended July 31, 2011 is as follows:

	Number of options	Weighted average exercise price
Outstanding at April 30, 2011	2,461,338	$13.77
Granted	423,670	15.00
Exercised	(2,000)	10.50
Canceled	(28,420)	12.45

Outstanding at July 31, 2011	2,854,588	13.92

Stock options were granted to employees of the Company except for options granted to nonemployee directors of 80,000 during the three months ended July 31, 2011.

The total intrinsic value of options exercised was approximately $9,000 during the three months ended July 31, 2011.

Nonvested stock option (options which did not vest in the period in which granted) activity during the three months ended July 31, 2011 is as follows:

	Nonvested options	Weighted average exercise price
Outstanding at April 30, 2011	605,000	$15.00
Granted	423,670	15.00
Vested	—	—
Canceled	(920)	15.00

Outstanding at July 31, 2011	1,027,750	15.00

At July 31, 2011, unrecognized compensation costs related to nonvested stock options are $2,289,000. These costs are expected to be recognized between 2012 and 2015.

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Continued)

July 31, 2011 and 2010 (unaudited)

(9) Stock Compensation Plan (Continued)

The following table summarizes information about stock options outstanding and exercisable at July 31, 2011:

Number of shares outstanding at July 31, 2011	Range of exercise prices	Weighted average exercise price	Weighted average remaining contractual life	Number of shares exercisable at July 31, 2011	Weighted average exercise price
100,000	$5.50 - 6.25	$5.65	1.1 years	100,000	$5.65
26,664	7.00	7.00	0.7 years	26,664	7.00
49,804	8.50 - 9.00	8.63	1.2 years	49,804	8.63
368,720	10.50 - 11.55	10.52	1.9 years	368,720	10.52
2,309,400	15.00 - 16.50	15.02	4.4 years	1,281,650	15.02

				1,826,838

(10) Fair Value of Financial Instruments

The Company uses the following methods and assumptions to estimate the fair value of financial instruments.

Cash equivalents, receivables, other current assets, accounts payable and accrued expenses, and due to area developers: The carrying amounts approximate fair value because of the short maturity of these instruments. At April 30, 2011, the Company had cash equivalents of $970,000 invested in money market accounts. At July 31, 2011, the Company had no cash equivalents in money market accounts.

Notes receivable:    The carrying amount of the Company's notes receivable approximates fair value based upon the present value of expected future cash flows discounted at the interest rate currently offered by the Company, which approximates rates currently offered by local lending institutions for loans of similar terms to individuals/entities with comparable credit risk.

Long-term debt:    The carrying amount of the Company's long-term debt approximates fair value based on the present value of expected future cash flows discounted at the interest rates offered by the lenders, which approximates rates currently offered by local lending institutions for loans of similar terms to companies with comparable credit risk.

Concentrations of credit risks:    Financial instruments that could potentially subject the Company to concentrations of credit risks consist of accounts and notes receivable with its franchisees. The Company manages such risk by evaluating the financial position of the franchisee, value of the franchises, as well as the personal guarantee of the individual franchisees. At July 31, 2011 and April 30, 2011, there were no significant concentrations of credit risk associated with any individual franchisee or group of franchisees. The Company maintains an allowance for potential losses based on its expected collectibility of the receivables, which the Company believes is adequate for its credit loss exposure.

The consolidated financial statements include various estimated fair value information at July 31, 2011 and April 30, 2011.

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Continued)

July 31, 2011 and 2010 (unaudited)

(10) Fair Value of Financial Instruments (Continued)

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities subject to fair value measurements on a recurring basis are classified according to a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

  •
  Level 1 — quoted prices for identical assets and liabilities in active markets.

  •
  Level 2 — quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-based valuations in which all significant inputs are observable in the market.

  •
  Level 3 — unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

At July 31, 2011 and April 30, 2011, the following tables present, for each of the fair value hierarchy levels, the assets and liabilities that are measured at fair value on a recurring and nonrecurring basis (in thousands):

		July 31, 2011 Fair value measurements using
	Total	Level 1	Level 2	Level 3
Assets:
Nonrecurring:
Impaired accounts and notes receivable	$4,977	$—	$—	$4,977
Impaired customer lists	2,529	—	—	2,529

	$7,506	$—	$—	$7,506

Liabilities:
Recurring:
Interest rate swap agreements	$1,245	$—	$1,245	$—

		April 30, 2011 Fair value measurements using
	Total	Level 1	Level 2	Level 3
Assets:
Recurring:
Cash equivalents	$970	$970	$—	$—

Nonrecurring:
Impaired accounts and notes receivable	$7,090	$—	$—	$7,090
Impaired customer lists	348	—	—	348

	$7,438	$—	$—	$7,438

Liabilities:
Recurring:
Interest rate swap agreements	$1,134	$—	$1,134	$—

JTH HOLDING, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Continued)

July 31, 2011 and 2010 (unaudited)

(11) Related Party Transactions

The Company considers directors and their affiliated companies, and officers of the Company to be related parties. For the three months ended July 31, 2011 and 2010, the Company repurchased common and Class A preferred stock from related parties as follows:

	2011	2010
Common stock:
Shares repurchased	23,800	8,900
Amount	$357,000	$133,000

At July 31, 2011 and April 30, 2011, notes receivable from related parties are as follows:

	July 31, 2011	April 30, 2011
Notes receivable	$950,000	$950,000

Interest rates on these notes approximate prevailing market rates at the time of their issuance. These notes and all accrued interest were paid in full on September 2, 2011.

(12) Commitments and Contingencies

The Company is a defendant in certain lawsuits and is aware of other threatened claims generally incidental to its business as a franchisor. Management is of the opinion that the accompanying consolidated financial statements will not be materially affected by the ultimate resolution of litigation pending or threatened at July 31, 2011.

(13) Subsequent Events

On August 26, 2011, the Board of Directors approved the 2011 Equity and Cash Incentive Plan (the "Plan"). The Plan has a ten-year term and a maximum of 2,172,030 shares can be issued, with a limit of 500,000 shares to be issued in any calendar year. Types of awards which can be issued under the Plan include options, stock appreciation rights, restricted stock awards, incentive awards, and stock-based awards. The issuance of such awards is subject to the discretion of the Company's Compensation Committee. No award issued under the Plan will have a life of more than 10 years.

                Shares

JTH Holding, Inc.

Class A Common Stock

PRELIMINARY PROSPECTUS

Joint Book-Running Managers

Jefferies
SunTrust Robinson Humphrey

                      , 2011

Through and including                                             , 2011 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II
Information Not Required in Prospectus

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale and distribution of the Class A common stock being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the NYSE filing fee.

SEC registration fee		$10,449
FINRA filing fee		9,500
NYSE filing fee		*
Blue sky qualification fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*
To be provided by amendment.

Item 14.   Indemnification of Directors and Officers.

The Registrant's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") provides that, except to the extent prohibited by the Delaware General Corporation Law (the "DGCL"), the Registrant's directors shall not be liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Registrant. Under the DGCL, the directors have a fiduciary duty to the Registrant, which is not eliminated by these provisions of the Certificate of Incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL (which covers liability with respect to the unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which the director derived an improper personal benefit.

Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Registrant's Certificate of Incorporation and Bylaws provide that the Registrant may indemnify and hold harmless, to the fullest extent permitted by applicable law, as may be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee or agent of another registrant or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) incurred by such person.

Item 15.    Recent Sales of Unregistered Securities.

Since May 1, 2008, the Registrant has made sales of the following unregistered securities:

Sales of Common Stock

From June 2008 through January 2009, the Registrant sold an aggregate of 466,306 shares of its Class A common stock to a total of 3 investors at purchase prices ranging from $15 to $16.70 per share, for an aggregate purchase price of $7,716,029.

Option Grants and Common Stock Issuances

From May 1, 2008 through August 31, 2011, the Registrant granted to certain of its executive officers, directors, employees and independent contractors options to purchase an aggregate of 2,425,470 shares of Class A common stock under the Registrant's stock option plan at exercise prices ranging from $15.00 to $16.50 per share.

From May 1, 2008 through August 31, 2011, the Registrant issued and sold to certain of its executive officers, directors, employees and/or independent contractors an aggregate of 1,362,212 shares of Class A common stock upon the exercise of options under the stock option plan at exercise prices ranging from $4.00 to $15.00 per share, at a weighted average exercise price of $6.90 per share.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Rule 701 promulgated under the Securities Act as transactions by an issuer not involving any public offering or pursuant to certain compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant. The sales of these securities were made without any general solicitation or advertising.

Item 16.    Exhibits and Financial Statement Schedules.

  (a)
  Exhibits.

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement
3.1+	Amended and Restated Certificate of Incorporation of JTH Holding, Inc.
3.1.1*	Form of Second Amended and Restated Certificate of Incorporation of JTH Holding, Inc.
3.2+	Amended and Restated Bylaws of JTH Holding, Inc.
4.1+	Preferred Stock Purchase Agreement between JTH Tax, Inc. and Edison Venture Fund IV, L.P. dated as of April 27, 1999
4.2+	Investor Rights Agreement between JTH Tax, Inc., Envest Ventures I, LLC and certain stockholders of JTH Tax, Inc. dated as of July 30, 2001
4.3+	Share Exchange Agreement among DataTax Business Services Limited, Liberty Tax Holding Corporation, Liberty Tax Service Inc. and JTH Tax, Inc. dated as of October 16, 2001
4.4+	Support Agreement between JTH Tax, Inc. and Liberty Tax Holding Corporation dated as of October 16, 2001
4.5*	Specimen Common Stock Certificate of JTH Holding, Inc.
5.1*	Opinion of Troutman Sanders LLP
10.1#+	JTH Holding, Inc. 2011 Equity and Cash Incentive Plan
10.2#+	JTH Tax, Inc. Stock Option Plan dated as of May 1, 1998

Exhibit Number	Exhibit Description
10.3#+	Form of Stock Option Agreement under Stock Option Plan
10.4#+	Employment Agreement between JTH Holding, Inc., JTH Tax, Inc. and James J. Wheaton dated January 20, 2011
10.5+	Revolving Credit Agreement dated as of February 26, 2008 among JTH Tax, Inc. and SunTrust Bank
10.6+	Reserved.
10.7+	Amendment to Revolving Credit Agreement dated as of April 17, 2008 among JTH Tax, Inc. and SunTrust Bank
10.8+	Second Amendment to Revolving Credit Agreement dated as of July 29, 2008 among JTH Tax, Inc. and SunTrust Bank
10.9+	Waiver and Consent and Third Amendment to Revolving Credit Agreement dated as of September 30, 2010 among JTH Tax, Inc. and SunTrust Bank
10.10+	Fourth Amendment to Revolving Credit Agreement dated as of December 3, 2010 among JTH Tax, Inc. and SunTrust Bank
10.11+	Security Agreement among JTH Tax, Inc., WeFile Inc., LTS Software Inc., LTS Properties, LLC and SunTrust Bank dated as of February 26, 2008
10.12+	Security Agreement between JTH Holding, Inc., Liberty Merger Sub, Inc. and SunTrust Bank dated as of September 30, 2010
10.13+	Supplement to Subsidiary Guaranty Agreement between certain subsidiaries of JTH Tax, Inc. and SunTrust Bank dated as of September 30, 2010
10.14+	Marketing and Servicing Agreement between JTH Tax, Inc. and Republic Bank & Trust Company dated as of November 30, 2009
10.15+	Amendment to Marketing and Servicing Agreement between JTH Tax, Inc. and Republic Bank & Trust Company dated as of December 27, 2009
10.16+	CompleteTax Program License Agreement between JTH Tax, Inc. and CCH Incorporated dated as of August 24, 2010
10.17+	Amended and Restated Distributor Agreement between NetSpend Corporation and JTH Tax, Inc. dated as of June 1, 2010
10.18	Form of Franchise Agreement for United States Franchisees
10.19	Form of Area Developer Agreement for United States Area Developers
21.1+	Subsidiaries of JTH Holding, Inc.
23.1	Consent of KPMG LLP
23.2*	Consent of Troutman Sanders LLP (included in Exhibit 5.1)
24.1+	Powers of Attorney (included in signature page)

+
Previously filed.

*
To be filed by amendment.

#
Indicates management contract or compensatory plan.
  (b)
  Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.    Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

  (2)
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Virginia Beach, Commonwealth of Virginia, on the 13th day of October, 2011.

JTH HOLDING, INC.
By:	/s/ JOHN T. HEWITT John T. Hewitt Chief Executive Officer and Chairman

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JOHN T. HEWITT John T. Hewitt	Chief Executive Officer and Chairman (Principal Executive Officer)	October 13, 2011
* Mark F. Baumgartner	Chief Financial Officer (Principal Financial Officer)	October 13, 2011
* Thomas S. Daniels	Chief Accounting Officer (Principal Accounting Officer)	October 13, 2011
* Gordon D'Angelo	Director	October 13, 2011
* John R. Garel	Director	October 13, 2011
* Gary P. Golding	Director	October 13, 2011
* Steven Ibbotson	Director	October 13, 2011

Signature		Title	Date

* Ross N. Longfield		Director	October 13, 2011
* Ellen M. McDowell		Director	October 13, 2011
* George T. Robson		Director	October 13, 2011
*By:	/s/ JOHN T. HEWITT John T. Hewitt Attorney-in-fact

Exhibit Index

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement
3.1+	Amended and Restated Certificate of Incorporation of JTH Holding, Inc.
3.1.1*	Form of Second Amended and Restated Certificate of Incorporation of JTH Holding, Inc.
3.2+	Amended and Restated Bylaws of JTH Holding, Inc.
4.1+	Preferred Stock Purchase Agreement between JTH Tax, Inc. and Edison Venture Fund IV, L.P. dated as of April 27, 1999
4.2+	Investor Rights Agreement between JTH Tax, Inc., Envest Ventures I, LLC and certain stockholders of JTH Tax, Inc. dated as of July 30, 2001
4.3+	Share Exchange Agreement among DataTax Business Services Limited, Liberty Tax Holding Corporation, Liberty Tax Service Inc. and JTH Tax, Inc. dated as of October 16, 2001
4.4+	Support Agreement between JTH Tax, Inc. and Liberty Tax Holding Corporation dated as of October 16, 2001
4.5*	Specimen Common Stock Certificate of JTH Holding, Inc.
5.1*	Opinion of Troutman Sanders LLP
10.1#+	JTH Holding, Inc. 2011 Equity and Cash Incentive Plan
10.2#+	JTH Tax, Inc. Stock Option Plan dated as of May 1, 1998
10.3#+	Form of Stock Option Agreement under Stock Option Plan
10.4#+	Employment Agreement between JTH Holding, Inc., JTH Tax, Inc. and James J. Wheaton dated January 20, 2011
10.5+	Revolving Credit Agreement dated as of February 26, 2008 among JTH Tax, Inc. and SunTrust Bank
10.6+	Reserved.
10.7+	Amendment to Revolving Credit Agreement dated as of April 17, 2008 among JTH Tax, Inc. and SunTrust Bank
10.8+	Second Amendment to Revolving Credit Agreement dated as of July 29, 2008 among JTH Tax, Inc. and SunTrust Bank
10.9+	Waiver and Consent and Third Amendment to Revolving Credit Agreement dated as of September 30, 2010 among JTH Tax, Inc. and SunTrust Bank
10.10+	Fourth Amendment to Revolving Credit Agreement dated as of December 3, 2010 among JTH Tax, Inc. and SunTrust Bank
10.11+	Security Agreement among JTH Tax, Inc., WeFile Inc., LTS Software Inc., LTS Properties, LLC and SunTrust Bank dated as of February 26, 2008
10.12+	Security Agreement between JTH Holding, Inc., Liberty Merger Sub, Inc. and SunTrust Bank dated as of September 30, 2010
10.13+	Supplement to Subsidiary Guaranty Agreement between certain subsidiaries of JTH Tax, Inc. and SunTrust Bank dated as of September 30, 2010
10.14+	Marketing and Servicing Agreement between JTH Tax, Inc. and Republic Bank & Trust Company dated as of November 30, 2009
10.15+	Amendment to Marketing and Servicing Agreement between JTH Tax, Inc. and Republic Bank & Trust Company dated as of December 27, 2009
10.16+	CompleteTax Program License Agreement between JTH Tax, Inc. and CCH Incorporated dated as of August 24, 2010
10.17+	Amended and Restated Distributor Agreement between NetSpend Corporation and JTH Tax, Inc. dated as of June 1, 2010
10.18	Form of Franchise Agreement for United States Franchisees
10.19	Form of Area Developer Agreement for United States Area Developers
21.1+	Subsidiaries of JTH Holding, Inc.
23.1	Consent of KPMG LLP
23.2*	Consent of Troutman Sanders LLP (included in Exhibit 5.1)
24.1+	Powers of Attorney (included in signature page)

+
Previously filed.

*
To be filed by amendment.

#
Indicates management contract or compensatory plan.